REGISTRATION NO. 333-100239
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------




                      PRE-EFFECTIVE AMENDMENT NO. 4 TO THE
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933




                               ------------------

                              TRUSTCOMPANY BANCORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          NEW JERSEY                              6712                       14-1848000
(State or other jurisdiction of       (Primary Standard Industrial       (I.R.S. Employer
Incorporation or organization)         Classification Code Number)      Identification No.)


                                35 Journal Square
                          Jersey City, New Jersey 07306
                                 (201) 420-2500
               (Address, including ZIP Code, and telephone number,
        including area code, of registrant's principal executive offices)
        -----------------------------------------------------------------


                                 Alan J. Wilzig
                 Chairman, President and Chief Executive Officer
                       c/o The Trust Company of New Jersey
                                35 Journal Square
                          Jersey City, New Jersey 07306
                                 (201) 420-2500
            (Name, address, including ZIP Code, and telephone number,
                   including area code, of agent for service)
                   ------------------------------------------


                                 with copies to:
                               PETER H. EHRENBERG
                               STEVEN J. TSIMBINOS
                              LOWENSTEIN SANDLER PC
                              65 LIVINGSTON AVENUE
                           ROSELAND, NEW JERSEY 07068
                                 (973) 597-2500

                               ------------------



APPROXIMATE  DATE OF  COMMENCEMENT  OF PROPOSED  SALE OF THE  SECURITIES  TO THE
PUBLIC: At the effective date of the Acquisition and Exchange, as defined in the amended and restated agreement and plan of acquisition and exchange, dated as of August 5, 2003, attached as Appendix A to the proxy statement- prospectus. If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|



                         CALCULATION OF REGISTRATION FEE




                                                       Proposed maximum           Proposed          Amount of
   Title of each class of           Amount to be      offering price per     maximum aggregate     registration
 securities to be registered        registered(1)            share            offering price           Fee
 ---------------------------        -------------          --------          -----------------         ---
Common Stock, $2.00 par value        20,153,677             $24.65(2)           $496,788,138(2)        (3)
Common Stock, $2.00 par value           226,540             $32.21(4)           $  7,296,853(4)        (5)



      (1) Based on the number of shares of common stock of Trustcompany Bancorp to be issued in exchange for the same number of shares of common stock of The Trust Company of New Jersey in connection with the Agreement and Plan of Acquisition and Exchange as described in the proxy statement-prospectus.

      (2) The proposed maximum offering price per share reflects the market price of the common stock of The Trust Company of New Jersey to be converted and exchanged in connection with the Agreement and Plan of Acquisition and Exchange described in the proxy statement-prospectus, computed in accordance with Rule 457(f)(1) under the Securities Act of 1933. It is based on the average of the high and low sales prices of the common stock on September 27, 2002, as reported on the NASDAQ National Market System. The proposed maximum aggregate offering price is estimated solely for the purpose of calculating the registration fee.

      (3)   Registration  fee of $46,916  paid with Form S-4 filed on October 1,
            2002.


      (4) The proposed maximum offering price per share reflects the market price of the additional shares of common stock of The Trust Company of New Jersey outstanding or subject to options outstanding on the date hereof, which are to be converted and exchanged in connection with the Agreement and Plan of Acquisition and Exchange described in the proxy statement-prospectus. The proposed maximum offering price for such additional shares is computed in accordance with Rules
            457(a) and 457(f)(1) under the Securities Act of 1933. It is based on the average of the high and low sales prices of the common stock on November 5, 2003, as reported on the NASDAQ National Market System. The proposed maximum aggregate offering price is estimated solely for the purpose of calculating the registration fee.


      (5) Registration fee of $925 paid with Pre-Effective Amendment No. 3 to the Registrant's Form S-4 filed on November 12, 2003.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                         THE TRUST COMPANY OF NEW JERSEY
                                35 JOURNAL SQUARE
                          JERSEY CITY, NEW JERSEY 07306



                               November ____, 2003


Dear shareholder:


     You are invited to attend a special meeting of shareholders of The Trust Company of New Jersey, which will be held on Thursday, December 18, 2003 at 10:00 a.m., New York City time, at our headquarters building, 35 Journal Square, Jersey City, New Jersey 07306.


     At the special meeting, you will be asked to consider and vote upon a proposal to form a bank holding company for the bank by the approval of an amended and restated agreement and plan of acquisition and exchange dated as of August 5, 2003 between the bank and Trustcompany Bancorp, a newly-formed New Jersey business corporation organized at the direction of the bank's board of directors. Under this agreement, each of the issued and outstanding shares of the bank's common stock, other than shares held by dissenting shareholders, will be converted into and exchanged for one share of the holding company's common stock and the bank will become a wholly-owned subsidiary of the holding company. Upon completion of the acquisition and exchange, you will hold the same number of shares of Trustcompany Bancorp stock as you hold in shares of bank stock before the acquisition and exchange. We do not believe the value of your shares will change as a result of the acquisition and exchange.


     This proxy statement-prospectus is first being sent or given to shareholders of the bank on or about November ___, 2003 in connection with the solicitation of proxies from such shareholders, and also serves as a prospectus in connection with the issuance by the holding company of up to 20,380,217 shares of its common stock. The holding company's stock is expected to be listed on the NASDAQ National Market System under the symbol "TBNK." No Federal income tax will be recognized by you in connection with the consummation of the acquisition and exchange. WE STRONGLY URGE YOU TO READ AND CONSIDER THIS PROXY STATEMENT-PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 7 AND THE DISCUSSION OF THE TAX CONSEQUENCES TO SHAREHOLDERS BEGINNING ON PAGE 27.


     The board of directors of the bank has determined that the acquisition and exchange described in the proxy statement-prospectus is in the best interests of the bank and its shareholders and unanimously recommends a vote FOR the agreement. It is very important that your shares be represented at the special meeting. The approval of the agreement requires the affirmative vote of holders of two-thirds of the outstanding shares of the bank's common stock. Consequently, a failure to vote will have the same effect as a vote against this proposal. I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the special meeting. I look forward to seeing you at the special meeting.

                                 Sincerely yours,


                                 Alan J. Wilzig
                                 Chairman, President and Chief Executive Officer


     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE HOLDING COMPANY'S SECURITIES OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE HOLDING COMPANY'S SHARES TO BE ISSUED TO THE BANK'S SHAREHOLDERS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         THE TRUST COMPANY OF NEW JERSEY
                                35 JOURNAL SQUARE
                          JERSEY CITY, NEW JERSEY 07306
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 18, 2003


     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of The Trust Company of New Jersey will be held on Thursday, December 18, 2003 at 10:00 a.m., New York City time, at our headquarters building, 35 Journal Square, Jersey City, New Jersey 07306. The special meeting has been called to consider and vote upon the formation of a bank holding company for The Trust Company of New Jersey by the approval of the amended and restated agreement and plan of acquisition and exchange, dated as of August 5, 2003, by and between The Trust Company of New Jersey and Trustcompany Bancorp.


     Pursuant to the agreement:


      o The Trust Company of New Jersey will become a wholly-owned subsidiary of Trustcompany Bancorp; and the name of The Trust Company of New Jersey will be changed to "Trustcompany Bank"; and

      o all of the outstanding shares of common stock of The Trust Company of New Jersey, other than shares held by shareholders exercising dissenters' rights, if any, will be converted into and exchanged for, on a one-for-one basis, shares of common stock of Trustcompany Bancorp.


A  copy  of  the   agreement   is   attached   as   Appendix   A  to  the  proxy
statement-prospectus accompanying this Notice.

     At the special meeting, shareholders will also transact such other business as may properly come before the special meeting or any adjournment or postponement of that meeting.

     Our board of directors has fixed November 14, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement of that meeting. Only holders of our common stock as of the close of business on the record date will be entitled to vote at the special meeting or any adjournment or postponement of that meeting.


     In connection with the agreement, each shareholder of The Trust Company of New Jersey has the right to demand payment for the fair value of such shareholder's shares (so-called "dissenters' rights"), provided that such shareholder (1) files with The Trust Company of New Jersey, before the vote on the approval of the amended and restated agreement and plan of acquisition and exchange, a writing which demands payment for the shares at fair value if the amended and restated agreement and plan of acquisition and exchange is approved and (2) does not vote such shares in favor of the amended and restated agreement and plan of acquisition and exchange. The Trust Company of New Jersey and any such shareholder shall in such case have the rights and duties set forth in N.J.S.A. ss.17:9A-360 to ss.17:9A-369, a copy of which is attached as Appendix B to the proxy statement-prospectus accompanying this Notice, provided that such shareholder follows the procedures described therein.


     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT.

     WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT-PROSPECTUS. ANY SHAREHOLDER PRESENT AT THE SPECIAL MEETING, INCLUDING ANY ADJOURNMENT OR POSTPONEMENT OF THAT MEETING, MAY REVOKE SUCH SHAREHOLDER'S PROXY AND VOTE PERSONALLY ON EACH MATTER BROUGHT BEFORE THE SPECIAL MEETING.


                                              By Order of the Board of Directors



                                              Sharon V. Weiner
                                              Secretary


Jersey City, New Jersey
November ____, 2003

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Federal Deposit Insurance Corporation and send to our shareholders annual reports that contain financial information that has been examined and reported upon, with an opinion expressed, by an independent public accounting firm. You may read and copy any document we file at the FDIC's Information Center, located at 801 17th Street, NW, Room 100, Washington, DC 20434. Information concerning us is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The holding company is not currently subject to any reporting requirements and, accordingly, has not filed reports, proxy statements or other information with the SEC. There is no public trading market for the holding company's stock. If we consummate the acquisition and exchange, the holding company will be required to file periodic reports with the SEC. The holding company will also be required to send annual reports to its shareholders. Those annual reports will contain financial information that has been examined and reported upon, with an opinion expressed, by an independent public accounting firm.

     This proxy statement-prospectus is part of a registration statement on Form S-4 filed with the SEC under the Securities Act of 1933. This proxy statement-prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about the acquisition and exchange and about us.


     You may read and copy the registration statement at the public reference room of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20539. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of the registration statement by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or on the SEC's Internet website, http://www.sec.gov.

     IN ADDITION, YOU MAY REQUEST A COPY OF THE REGISTRATION STATEMENT AND OUR FILINGS WITH THE FDIC AT NO COST. TO BE TIMELY, REQUESTS SHOULD BE RECEIVED PRIOR TO DECEMBER 10, 2003. PLEASE DIRECT YOUR REQUESTS TO:



                         THE TRUST COMPANY OF NEW JERSEY
                                35 JOURNAL SQUARE
                          JERSEY CITY, NEW JERSEY 07306
                                 ATTN: SECRETARY
                                 (201) 420-2500

                                TABLE OF CONTENTS



                                                                           PAGE
                                                                           ----
WHERE YOU CAN FIND MORE INFORMATION ......................................    i
SUMMARY OF THE PROXY STATEMENT-PROSPECTUS ................................    1
RISK FACTORS .............................................................    5
A WARNING ABOUT FORWARD-LOOKING STATEMENTS ...............................    8
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE BANK ...............    9
GENERAL INFORMATION ......................................................   11
General ..................................................................   11
Record Date and Voting ...................................................   11
Vote Required ............................................................   11
Rights of Dissenting Shareholders ........................................   11
Revocability of Proxies ..................................................   12
Solicitation of Proxies ..................................................   13
Security Ownership of Certain Beneficial Owners ..........................   13
Security Ownership of Directors and Executive Officers ...................   14
FORMATION OF THE HOLDING COMPANY .........................................   15
PARTIES TO THE ACQUISITION AND EXCHANGE ..................................   16
The Trust Company of New Jersey ..........................................   16
Trustcompany Bancorp .....................................................   16
DESCRIPTION OF THE ACQUISITION AND EXCHANGE ..............................   16
Reasons for the Acquisition and Exchange .................................   16
Description of the Acquisition and Exchange ..............................   17
Effective Date ...........................................................   17
Conditions to the Acquisition and Exchange ...............................   17
Amendment and Termination ................................................   18
Exchange of Stock Certificates ...........................................   18
Effect of the Acquisition and Exchange on Employee Benefit Plans .........   18
DESCRIPTION OF THE HOLDING COMPANY'S CAPITAL STOCK .......................   19
General ..................................................................   19
Common Stock .............................................................   19
Preferred Stock ..........................................................   19
Anti-Takeover Provisions .................................................   20
DESCRIPTION OF THE BANK'S CAPITAL STOCK ..................................   20
General ..................................................................   20
Common Stock .............................................................   21
Preferred Stock ..........................................................   21
CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS ................................   21
General ..................................................................   21
Payment of Dividends .....................................................   21
Rights of Issuer to Issue Stock ..........................................   22
Rights of Issuer to Repurchase Stock .....................................   22

                                                                            PAGE
                                                                            ----

Limitation of Liability and Indemnification of Directors,
  Officers and Employees ................................................     22
Appraisal Rights ........................................................     23
Special Meetings of Shareholders ........................................     23
Certain Anti-Takeover Provisions ........................................     23
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES ..................     26
ACCOUNTING TREATMENT OF THE ACQUISITION AND EXCHANGE ....................     27
MARKET FOR THE COMMON STOCK .............................................     27
DIVIDEND POLICY .........................................................     28
PRO FORMA CONSOLIDATED CAPITALIZATION ...................................     29
BUSINESS OF THE HOLDING COMPANY .........................................     29
General .................................................................     29
Property ................................................................     30
Competition .............................................................     30
Employees ...............................................................     30
BUSINESS OF THE BANK ....................................................     30
General .................................................................     30
Our Products and Services ...............................................     31
Our Strategy for the Future .............................................     31
Lending Activities ......................................................     32
Asset Quality ...........................................................     35
Investment Activities ...................................................     38
Deposit Activity and Other Sources of Funds .............................     40
Subsidiary Activities ...................................................     42
Competition .............................................................     42
Employees ...............................................................     43
Properties ..............................................................     43
Legal Proceedings .......................................................     43
REGULATION AND SUPERVISION ..............................................     43
General .................................................................     43
New Jersey Banking Regulation ...........................................     44
Federal Banking Regulation ..............................................     44
Federal Reserve System ..................................................     49
The USA Patriot Act .....................................................     50
Federal Bank Holding Company Regulation .................................     50
New Jersey Bank Holding Company Regulation ..............................     52
Federal Securities Laws .................................................     52
Sarbanes-Oxley Act of 2002 ..............................................     53
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS .........................     54
Critical Accounting Policies and Estimates ..............................     54
General .................................................................     54
Asset/Liability Management and Market Risk Disclosure ...................     54
Average Balances, Interest and Average Yields and Rates .................     56
Rate/Volume Analysis ....................................................     59
Results of Operations: Restatements .....................................     60

                                                                           PAGE
                                                                           ----

Results of Operations: Nine-Month Period Ended September 30, 2003
  Compared to Nine-Month Period Ended September 30, 2002 ................    61
Results of Operations: 2002 Compared With 2001 ..........................    63
Results of Operations: 2001 Compared With 2000 ..........................    65
Financial Condition .....................................................    67
Liquidity and Capital Resources .........................................    68
Impact of Inflation and Changing Prices .................................    69
Impact of Accounting Standards ..........................................    70
Changes in Certifying Accountants .......................................    70
MANAGEMENT OF THE HOLDING COMPANY .......................................    71
Directors ...............................................................    71
Executive Officers ......................................................    71
Compensation ............................................................    71
Employee Benefit Plans ..................................................    72
MANAGEMENT OF THE BANK ..................................................    72
Directors ...............................................................    72
Executive Officers ......................................................    73
Compensation and Employee Benefit Plans .................................    73
Compensation Committee Interlocks and Insider Participation .............    79
Interest of Management in Certain Transactions ..........................    79
LEGAL MATTERS ...........................................................    79
EXPERTS .................................................................    79
2004 ANNUAL SHAREHOLDER MEETING AND SHAREHOLDER PROPOSALS ...............    80
OTHER MATTERS ...........................................................    80
INDEX TO FINANCIAL STATEMENTS ...........................................    81
APPENDIX A--AMENDED AND RESTATED AGREEMENT AND PLAN OF ACQUISITION
   AND EXCHANGE .........................................................   A-1
APPENDIX B--DISSENTER AND APPRAISAL RIGHTS ..............................   B-1
APPENDIX C--AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
   OF TRUSTCOMPANY BANCORP ..............................................   C-1

                    SUMMARY OF THE PROXY STATEMENT-PROSPECTUS

     NOTES TO READER: In this proxy statement-prospectus, references to "we," "us" and "our," as well as to the "bank," refer to The Trust Company of New Jersey. In addition, we refer to Trustcompany Bancorp as the holding company, the amended and restated agreement and plan of acquisition and exchange as the agreement, and the steps contemplated by the agreement as the acquisition and exchange.

     We have not authorized anyone to give you any information or to make any representations about the proposed acquisition and exchange that differ from or add to the information contained in this document. Therefore, if anyone gives you any different or additional information, you should not rely on it.


     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT-PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO APPROVE THE ACQUISITION AND EXCHANGE.


SPECIAL MEETING OF SHAREHOLDERS


Time and place of the special meeting       The special  meeting will be held on
                                            Thursday, December 18, 2003 at 10:00
                                            a.m. at our  headquarters  building,
                                            35 Journal Square,  Jersey City, New
                                            Jersey 07306.

Purposes of the special meeting             To   consider   and  vote  upon  the
                                            agreement  approved by the boards of
                                            directors   of  the   bank  and  the
                                            holding company, pursuant to which:


                                                o   the  bank   will   become  a
                                                    wholly-owned  subsidiary  of
                                                    the holding company; and

                                                o   all   of   the   outstanding
                                                    shares of the bank's  common
                                                    stock--other   than   shares
                                                    held     by     shareholders
                                                    exercising       dissenters'
                                                    rights,   if   any--will  be
                                                    converted into and exchanged
                                                    for, on a one-for-one basis,
                                                    shares   of   the    holding
                                                    company's common stock.

Record date                                 Close of business  on  November  14,
                                            2003.

Beneficial ownership by directors and       On September 30, 2003, the directors
executive officers                          and  executive  officers of the bank
                                            beneficially  owned in the aggregate
                                            2,289,384  shares  (12.47%)  of  our
                                            common stock.

FORMATION OF THE HOLDING COMPANY

Parties to the agreement                    The Trust  Company of New Jersey and
                                            Trustcompany Bancorp.


The Trust Company of New Jersey             The bank is a New Jersey  commercial
                                            bank that offers a (page 17) variety
                                            of services to meet the needs of its
                                            communities     including    deposit
                                            accounts,   loans,   and  financial,
                                            fiduciary  and trust  services.  Our
                                            principal   business  is  attracting
                                            retail  deposits and investing those
                                            deposits,  together  with funds from
                                            borrowings  and ongoing  operations,
                                            in   a   variety   of   investments,
                                            including  securities and loans.  As
                                            of  September   30,  2003,   we  had
                                            consolidated assets, loans, deposits
                                            and  stockholders'  equity  of  $4.3
                                            billion,  $2.1 billion, $3.4 billion
                                            and  $269.6  million,  respectively.
                                            Our  address is 35  Journal  Square,
                                            Jersey  City,  New Jersey  07306 and
                                            our   telephone   number   is  (201)
                                            420-2500.

Trustcompany Bancorp                        The  holding  company  is  a  newly-
(page 17)                                   formed   New   Jersey    corporation
                                            organized to be ourholding  company,
                                            and currently has no operations. Its
                                            address is 35 Journal Square, Jersey
                                            City, New Jersey 07306 and its phone
                                            number is (201) 420-2500.


Reasons for the acquisition and exchange    We  eliminated  our holding  company
(pages 17 to 18)                            structure in 1993.  Having  operated
                                            both  with  and  without  a  holding
                                            company,  we believe  that a holding
                                            company  structure  provides us with
                                            greater   flexibility  to  meet  our
                                            future   competitive  and  financial
                                            needs.    We   believe    that   the
                                            acquisition  and exchange  will also
                                            increase   our   flexibility    with
                                            respect   to   potential   expansion
                                            through  mergers  and  acquisitions,
                                            which may be funded  through  equity
                                            offerings    that   could   not   be
                                            undertaken    without    a   holding
                                            company. A holding company structure
                                            will also  make it easier  for us to
                                            repurchase shares.


Description of the acquisition              Under  the  agreement,  at  the  so-
and exchange (page 18)                      called "effective time":


                                                o   all   of   our   outstanding
                                                    shares   of   common   stock
                                                    (18,347,122  at October  31,
                                                    2003)--other   than   shares
                                                    held     by     shareholders
                                                    exercising       dissenters'
                                                    rights,   if   any--will  be
                                                    converted into and exchanged
                                                    for, on a one-for-one basis,
                                                    shares   of   the    holding
                                                    company's common stock;

                                                o   all of our outstanding stock
                                                    options     (2,033,095    at
                                                    October   31,   2003)   will
                                                    become  options to  purchase
                                                    the same number of shares of
                                                    the holding company's common
                                                    stock  with the same  terms,
                                                    conditions    and   exercise
                                                    price  as the  corresponding
                                                    bank options; and

                                                o   our name will be  changed to
                                                    Trustcompany Bank.


                                            We  will   become   a   wholly-owned
                                            subsidiary  of the  holding  company
                                            and  will   continue   our   current
                                            business   and   operations   as   a
                                            state-chartered  commercial bank. We
                                            have   attached   a   copy   of  the
                                            agreement      to     this     proxy
                                            statement-prospectus  as  Appendix A
                                            and  suggest   that  you  review  it
                                            carefully.


Management of the holding company           At the outset,  the same persons who
(pages 71 to 72)                            serve  as  members  of  our board of
                                            directors   and   certain   of   our
                                            executive officers will serve in the
                                            same   capacities  for  the  holding
                                            company.  Over  time,  there  may be
                                            some board members or executives who
                                            do not serve in the same  capacities
                                            for both entities.

Conditions and required regulatory          In order to complete the acquisition
approvals (page 18)                         and   exchange,   we   must  satisfy
                                            several   significant    conditions,
                                            including the following:


                                                o   the    approval    of    the
                                                    agreement  by the holders of
                                                    at least  two-thirds  of the
                                                    outstanding  shares  of  our
                                                    common stock;


                                                o   receipt  of  the   requisite
                                                    approvals or  non-objections
                                                    of   the   Commissioner   of
                                                    Banking and Insurance of the
                                                    State of New  Jersey and the
                                                    Federal  Reserve  Board  and
                                                    the    expiration   of   any
                                                    required  waiting  or notice
                                                    periods; and

                                                o   prior  to  the  vote  of the
                                                    shareholders  of  the  bank,
                                                    shareholders   of  the  bank
                                                    owning  no more than a total
                                                    of  100,000  shares  of  our
                                                    common   stock   shall  have
                                                    filed   written   notice  of
                                                    dissent.

                                            We cannot  assure  you that these or
                                            other conditions will be satisfied.

Comparison of shareholder rights            We  have  attached  a  copy  of  the
(pages 22 to 27)                            holding   company's  certificate  of
                                            incorporation  as Appendix C to this
                                            proxy   statement-prospectus.    The
                                            rights  of the  shareholders  of the
                                            holding  company will be  determined
                                            by the holding company's certificate
                                            of   incorporation,    the   holding
                                            company's by-laws and New Jersey law
                                            applicable to business corporations.
                                            Although   the   holding   company's
                                            certificate  of  incorporation   and
                                            by-laws  and  New  Jersey   business
                                            corporation  law are similar in many
                                            respects  to our charter and by-laws
                                            and  applicable  provisions  of  New
                                            Jersey    banking    law,    certain
                                            differences   exist   following  the
                                            acquisition and exchange between the
                                            rights  of the  shareholders  of the
                                            holding  company and the rights that
                                            those    persons    now    have   as
                                            shareholders  of  the  bank.   These
                                            differences  include such matters as
                                            limitations   on  the  liability  of
                                            directors,     indemnification    of
                                            directors,  officers and  employees,
                                            appraisal   rights,    anti-takeover
                                            protections,  and the  authority  of
                                            the  holding   company's   board  of
                                            directors,    without    action   of
                                            shareholders,   to  issue  preferred
                                            stock  in one or  more  series  with
                                            distinctive   serial   designations,
                                            preferences,  limitations  and other
                                            rights.   We  have  explained  these
                                            differences  more fully elsewhere in
                                            this proxy statement-prospectus.


Anti-takeover effects                       The  holding  company's  certificate
(pages 24 to 27)                            of incorporation and by-laws and New
                                            Jersey's  business  corporation  law
                                            contain   provisions   that  may  be
                                            relevant  to  potential  changes  in
                                            control of the holding company.


United States federal income tax            We have received an opinion  of  our
consequences (pages 27 to 28)               tax counsel,  Lowenstein Sandler PC,
                                            regarding   the    acquisition   and
                                            exchange to the effect that, subject
                                            to the limitations  discussed in the
                                            section   "MATERIAL   UNITED  STATES
                                            FEDERAL  INCOME  TAX   CONSEQUENCES"
                                            below,  for  United  States  federal
                                            income tax purposes:

                                                o   no  gain  or  loss  will  be
                                                    recognized       by      our
                                                    shareholders on the transfer
                                                    of their shares of our stock
                                                    to   the   holding   company
                                                    solely   in   exchange   for
                                                    shares   of   the    holding
                                                    company's stock;

                                                o   no  gain  or  loss  will  be
                                                    recognized  by  the  holding
                                                    company  or by us  upon  the
                                                    exchange  of  shares  of our
                                                    stock  for   shares  of  the
                                                    holding company's stock;

                                                o   the  basis of the  shares of
                                                    holding  company  stock that
                                                    each  of  our   shareholders
                                                    will  receive  will  be  the
                                                    same  as  the  basis  of the
                                                    shares    of    our    stock
                                                    exchanged in the acquisition
                                                    and exchange; and

                                                o   the  holding  period  of the
                                                    shares  of  holding  company
                                                    stock that will be  received
                                                    by each of our  shareholders
                                                    will   include  the  holding
                                                    period  of  the  bank  stock
                                                    exchanged for such shares.

                                            We urge you to consult  your own tax
                                            advisor    as   to   the    specific
                                            consequences  of the acquisition and
                                            exchange to you under federal, state
                                            and any other  applicable  tax laws.
                                            We have  explained the United States
                                            federal tax consequences  more fully
                                            in  the  section   "MATERIAL  UNITED
                                            STATES     FEDERAL     INCOME    TAX
                                            CONSEQUENCES" below.

Accounting treatment                        The  acquisition  and  exchange   is
(page 28)                                   expected to be  characterized as and
                                            treated as if it were a "pooling  of
                                            interests"     (rather     than    a
                                            "purchase") for financial  reporting
                                            and  related   purposes,   with  the
                                            result that the historical  accounts
                                            of the bank and the holding  company
                                            will be  combined  for  all  periods
                                            presented. Since the holding company
                                            has    no    historical    financial
                                            statements,       following      the
                                            acquisition and exchange the holding
                                            company's   consolidated   financial
                                            statements will be the same as those
                                            for   the   bank    prior   to   the
                                            acquisition and exchange.

Regulation and supervision                  Upon  completion of the  acquisition
(page 43 to 53)                             and  exchange,  the holding  company
                                            will be  regulated  by the  Board of
                                            Governors  of  the  Federal  Reserve
                                            System   and  the   Securities   and
                                            Exchange  Commission  and  the  bank
                                            will continue to be regulated by the
                                            New Jersey Department of Banking and
                                            Insurance and the FDIC.


Market for stock                            Our common stock is currently traded
(page 28 to 29)                             on the NASDAQ National Market System
                                            under the symbol  "TCNJ."  Following
                                            the  acquisition  and  exchange,  we
                                            expect  that the  holding  company's
                                            common  stock  will be traded on the
                                            NASDAQ  National Market System under
                                            the symbol "TBNK."

Effective date                              The  date on which  the  acquisition
                                            and  exchange  will be  consummated,
                                            referred    to   in    this    proxy
                                            statement-prospectus      as     the
                                            "effective  date,"  will be the date
                                            when a certificate is filed with the
                                            Commissioner    of    Banking    and
                                            Insurance of the State of New Jersey
                                            indicating    that    all   of   the
                                            conditions  to the  acquisition  and
                                            exchange  have  been   satisfied  or
                                            waived. We expect the effective date
                                            to be during the  fourth  quarter of
                                            this year.


Exchange of  certificates                   You will not be required to exchange
(page 19)                                   your  bank  stock  certificates  for
                                            holding company stock  certificates.
                                            Instead, each bank stock certificate
                                            will  be  deemed  to  be  a  holding
                                            company  stock  certificate.  If you
                                            transfer  any of your  shares  after
                                            the closing of the  acquisition  and
                                            exchange,  the new  certificate  you
                                            will   receive  will  be  a  holding
                                            company certificate. Further, if you
                                            would prefer to have holding company
                                            stock  certificates,  you may obtain
                                            such certificates  after the closing
                                            by   submitting   your  bank   stock
                                            certificates  to the transfer  agent
                                            for exchange.

Rights of dissenting shareholders           Holders  of  shares  of  our  common
(pages 12 to 13)                            stock are  entitled to dissent  from
                                            the agreement and to receive in cash
                                            the fair  value of their  shares  if
                                            they   follow   certain    statutory
                                            procedures.  We have described those
                                            procedures     in     this     proxy
                                            statement-prospectus  under "GENERAL
                                            INFORMATION--Rights   of  Dissenting
                                            Shareholders"  and have set  forth a
                                            copy of those procedures in Appendix
                                            B     annexed     to    the    proxy
                                            statement-prospectus.

Shareholder vote required                   Approval   of   the  agreement  will
(page 12)                                   require the affirmative  vote of the
                                            holders   of   two-thirds   of   our
                                            outstanding  shares entitled to vote
                                            thereon.  If you are  opposed to the
                                            acquisition and exchange, you should
                                            vote  against the  agreement  at our
                                            special meeting.


Board recommendation                        OUR BOARD OF  DIRECTORS  UNANIMOUSLY
                                            RECOMMENDS  THAT  YOU  VOTE  FOR THE
                                            AGREEMENT.


                                  RISK FACTORS


     You should consider carefully the following risk factors:

AN ECONOMIC DOWNTURN MAY LEAD TO LESS DEMAND FOR OUR SERVICES AND REDUCE OUR EARNINGS.


     Our business is generally concentrated in the New Jersey/metro New York area and is dependent on the economic conditions of the communities we serve and the general economic conditions of the United States. In a recession or other economic downturn, these risks would probably become more acute, and might lead to less demand for our loan production or other services. The volume of our loan production depends upon demand for the types of loans we make and the competition for those loans in the marketplace. Fluctuations in consumer confidence, real estate values, interest rates and investment returns could combine to make the types of loans we produce less attractive. In particular, an increase in long-term interest rates could reduce the volume of loans funded and sold by us and thereby reduce our earnings. In addition, during recessions and economic downturns that affect either the New Jersey/metro New York area or the economy as a whole, loan defaults generally increase, which could result in increased losses. We charged-off approximately $2,235,000 of loans, net of recoveries, for the nine months ended September 30, 2003 and $1,978,000 of loans, net of recoveries, for the year ended December 31, 2002, representing 0.14%, on an annualized basis, and 0.10% of average loans outstanding for the respective periods. An additional factor that could affect our earnings is the heavy reliance on real estate as collateral on the loans in our portfolio. In the event of a downturn in both the economy and the real estate market, we may not be able to recoup potential losses. Factors influencing economic conditions in our market area and throughout the United States generally include inflation, recession-like conditions, unemployment and other factors beyond our control, including terrorist acts and acts of war.


CHANGES IN INTEREST RATES MAY REDUCE OUR PROFITABILITY.


     We realize a major part of our income from the differential or "spread" between the interest we earn on our assets, such as loans and investments, and the interest we pay on our liabilities, such as deposits and borrowings. Differences between the maturity and repricing terms of these assets and liabilities affect the size of the spread. In general, our interest-bearing liabilities reprice or mature sooner than our interest-earning assets. This means that higher interest rates may decrease the spread and reduce our net interest income. If interest rates decline, our loans and investments may be prepaid earlier than expected, which may also decrease the spread and lower our net interest income. Approximately one-third of our assets are comprised of residential mortgage loans and mortgage-backed securities that are subject to such prepayment risk. In addition, changes in the relationship between long-term and short-term interest rates, unexpected loan or investment prepayments or changes in deposit or maturity preferences can adversely impact our net interest spread and net interest income.

     In addition, we earn part of our revenues from mortgage banking-related activities, which are also subject to interest rate risk. First, we hold the rights to service a portfolio of mortgages. When interest rates fall, borrowers are more likely to prepay the loans underlying these mortgages. This leads to lower future servicing revenues and therefore a decline in the value of these mortgage-servicing rights. At September 30, 2003 and December 31, 2002, the value of our mortgage servicing rights, net of valuation allowance, was $5.0 million and $2.1 million, respectively. Second, we produce mortgage loans and then sell them to other investors in the form of mortgage-backed securities or pools of whole loans. In this case, we face the risk that interest rates may change between the time we produce the loans and the time we sell the loans or mortgage-backed securities.

     Our annualized prepayment rate for residential mortgage loans serviced and held in portfolio amounted to 56% for the nine months ended September 30, 2003 and 40% for the year ended December 31, 2002.

     Based on the results of our interest simulation model as of September 30, 2003, the impact of a 100 basis point ramp-up change in rates would be an improvement of $1.3 million, or 1.0%, on an annualized basis, in net interest income if rates decreased, compared to a decline of $370,000, or 0.3%, on an annualized basis, in net interest income if rates increased. The impact of an immediate 100 basis point change in rates would be an increase of $56.1 million, or 9.6%, in net portfolio value if rates decreased versus a decrease of $71.8 million, or 12.3%, in net portfolio value if rates increased. Based on the results of our interest simulation model as of December 31, 2002, if rates had decreased by 100 basis points we would have expected an improvement of $500,000, or 0.4%, in net interest income and a corresponding increase of $55.2 million, or 10%, in net portfolio value. If rates had increased by 100 basis points, we would have expected net interest income for the year ended December 31, 2002 to have declined by $2.6 million, or 2%, and net portfolio value to have decreased by $112.7 million, or 21%. While we actively engage in risk management strategies to reduce our exposure to interest rate fluctuations, we cannot completely eliminate these risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management and Market Risk Disclosure."


STRONG COMPETITION WITHIN OUR MARKET MAY REDUCE OUR CUSTOMER BASE.

     Competition in the banking and financial services industry is intense. This increasingly competitive environment comes from changes in regulation, technology and product delivery systems, as well as the consolidation of financial services providers. This competition may reduce or limit our margins on banking services or reduce our market share, and may adversely affect our results of operations and financial condition. To compete with other financial services providers, such as commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms, we rely on local promotional activities, print and radio advertising, personal relationships established by our officers, directors and employees, and specialized services tailored to meet our customers' needs. In addition, we compete for customers by striving to offer excellent service and competitive rates on our loans and deposit products. Some of our competitors have greater resources than we do and may offer services that we do not provide. Customers who seek "one stop shopping" may be drawn to some of these institutions. Our profitability depends upon our continued ability to successfully compete in our market area.

OUR STRATEGY FOR GROWTH OF OUR FRANCHISE MAY NOT BE SUCCESSFUL.


     As a strategy, we seek to increase the size of our franchise by internal growth and the pursuit of business development opportunities. We cannot assure you that we will be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms, in expanding our asset base to a targeted size, or in managing the costs and implementation risks associated with growth. Part of our growth strategy has been to grow our retail banking franchise. We have done this by opening both full service and in-store branches. Although overall this strategy has proven successful in expanding our franchise and brand awareness, not every new location has met our expectations for profitability. During the fourth quarter of 2003, we will close nine in-store locations. Further, we expect to continue our overall strategy of retail expansion, including opening new branches in New York City. We cannot assure you that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through successful expansion of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

     We may not be able to correctly identify profitable or growing markets for new branches. We may also underestimate the costs of starting up new branch facilities, acquiring existing branches and operating our facilities. To support our growth, we may increase our non-interest expense and thereby decrease earnings, at least in the short term. We expect to expand our branch network by opening additional new branch facilities, either as stand-alone facilities or in-store locations. It may be difficult to adequately and profitably manage our growth through the establishment of these branches or ATMs. In addition, we cannot assure you that these branch sites will successfully attract a sufficient level of deposits to offset the expenses of operating them. We will require regulatory approvals in order to open new branches or to acquire branches and we cannot assure you that we will succeed in securing such approvals.

OUR ASSESSMENT OF OUR CREDIT EXPOSURE MAY BE INACCURATE AND RESULT IN HIGHER LOSSES THAN THAT FOR WHICH WE HAVE ALLOWED.

     We regularly assess the quality of our loans and other credit exposures and seek to identify, as early as possible, problems that may result from economic downturns or deteriorating conditions in certain markets or with respect to specific loans or other credits. As part of this assessment, we assess credit ratings, credit quality, the credit approval process and loan portfolio management. This assessment is achieved through regular reviews of loan
approvals,   documentation,   collateral,   risk   ratings  and   problem   loan
classifications. At September 30, 2003, we had approximately $5,295,000 of non-accrual loans (representing 0.26% of our loans held in portfolio on that date), and approximately $652,000 of loans past due 90 days or more but still accruing interest. At December 31, 2002, we had approximately $4,339,000 of non-accrual loans (representing 0.24% of our loans held in portfolio on that date), and approximately $1,112,000 of loans past due 90 days or more but still accruing interest.

     Additionally, we use a variety of techniques to manage our credit processes. Credit losses, however, are a consequence of being in the business of extending loans and other forms of credit. We estimate the amount of probable credit losses and reflect that estimate in our allowance for loan losses. If our assessment and risk management assumptions prove to be incorrect due to unfavorable economic conditions or adverse developments in our loan portfolio, our allowance for loan losses may not be sufficient to cover the losses inherent in our loan portfolio and adjustments, through charges against earnings, may be necessary. Additionally, if our regulators were to disagree with our credit assessments, they may require us to recognize loan charge-offs and increase our allowance for loan losses. Material additions to our allowance, whether initiated by our management or in response to regulatory demands, could significantly decrease our net income. Our allowance for loan losses was approximtely $10,336,000 at September 30, 2003 and $9,971,000 at December 31, 2002, representing 0.51% and 0.54% of total loans held in portfolio on each respective date.

CERTAIN ANTI-TAKEOVER MECHANISMS AND MANAGEMENT'S VOTING CONTROL OVER THE HOLDING COMPANY MAY PREVENT TRANSACTIONS YOU WOULD SUPPORT.

     Based on shareholdings of the bank's common stock as of September 30, 2003, directors and officers of the holding company will own 12.47% of its outstanding common stock after the acquisition and exchange. In addition, the Estate of Siggi B. Wilzig, the former Chairman of the Board of the bank, owned 24.39% of the bank's outstanding common stock as of September 30, 2003. The executrix of that estate is the mother of Alan J. Wilzig, the current Chairman of the Board, President and Chief Executive Officer of the bank. As a result, management and the Estate of Siggi B. Wilzig will be able to exert significant influence over the holding company and matters that require a shareholder vote. For more information, see "GENERAL INFORMATION--Security Ownership of Directors and Executive Officers." Also, the holding company's certificate of incorporation and by-laws, as well as provisions of New Jersey law, contain features that may make a takeover of the holding company more difficult. For more information, see "CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS--Certain Anti-Takeover Provisions."

THERE MAY BE A LIMITED TRADING MARKET FOR THE HOLDING COMPANY'S COMMON STOCK.


     As a newly organized company, the holding company has never issued capital stock, and, therefore, there is no established market for its common stock at this time. The holding company expects that its common stock will be quoted on the Nasdaq National Market System under the symbol "TBNK." One of the requirements for continued quotation of the holding company's common stock on the Nasdaq National Market System is that at least two market makers be market makers for the holding company's common stock. The holding company will seek to encourage at least two market makers to make a market in its common stock. We believe our present market makers intend to make a market in the common stock, but they are under no obligation to do so. We cannot assure you that there will be two or more market makers for the holding company's common stock.

     In addition, the development of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within the control of the bank, the holding company or any market maker. Accordingly, we cannot assure you that an active and liquid trading market for the holding company's common stock will develop, or, once developed, will continue. The absence or discontinuance of a market for the holding company's common stock may have an adverse impact on both the price and liquidity of the holding company's common stock.


THE HOLDING COMPANY MAY NOT HAVE FUNDS TO PAY DIVIDENDS.

     The holding company's ability to pay dividends will depend on a variety of factors, including the holding company's and the bank's financial condition, results of operations, capital requirements, regulatory limitations, tax considerations, general economic conditions, industry standards and other factors. As the principal asset of the holding company, we will provide the principal source of funds for the payment of dividends by the holding company. Our ability to pay dividends to the holding company is restricted as described under "REGULATION AND SUPERVISION--New Jersey Banking Regulation--Dividends" and "REGULATION AND SUPERVISION--Federal Banking Regulation--Prompt Corrective Action." We cannot assure you that the holding company will have cash available to pay dividends. See "DIVIDEND POLICY."


                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS



     The information disclosed in this document includes various forward-looking statements with respect to credit quality, including delinquency trends and the allowance for loan losses, corporate objectives, and other financial and business matters. The words "anticipates," "projects," "intends," "estimates," "expects," "believes," "plans," "may," "will," "should," "could," and other similar expressions are intended to identify these forward-looking statements. In addition, any statements we make that are not historical facts should be considered to be forward-looking statements. We caution that these forward-looking statements are necessarily speculative and speak only as of the date made, and are subject to numerous assumptions, risks and uncertainties, all of which may change over time. Actual results could differ materially from our forward-looking statements. Certain events may occur that could cause our actual results to be materially different than those described in this document. In addition to the factors disclosed elsewhere in this document, including under "Risk Factors," the following factors, among others, could cause our actual results to differ materially and adversely from such forward-looking statements:

     o    competition and pricing pressures on loan and deposit products;

     o changes in economic conditions nationally, regionally and in our markets;

     o    the extent and timing of actions of the Federal Reserve Board;

     o    changes in levels of market interest rates;

     o    clients' acceptance of our products and services;

     o    credit risks in our loan portfolio; and

     o the extent and timing of legislative and regulatory actions and reforms.

     The above-listed factors are not necessarily exhaustive, particularly as to possible future events, and new factors may emerge from time to time. The information contained in this document speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies. We are not obligated to update and do not undertake to update any of our forward-looking statements made in this document.

           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE BANK


     We have derived our selected consolidated financial and other data set forth below in part from our consolidated financial statements and the related notes appearing elsewhere in this proxy statement-prospectus.

COMPARISON OF RESTATED AND AS REPORTED DATA


     For the years ended December 31, 2001, 2000, 1999 and 1998 and the nine months ended September 30, 2002, the tables below contain selected financial data of the bank as restated as described under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Results of
Operations: Restatements."



                                              FOR THE NINE MONTHS
                                              ENDED SEPTEMBER 30,                       FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------    -------------------------------------------------------------
                                                        (RESTATED)                (RESTATED)   (RESTATED)    (RESTATED)   (RESTATED)
                                                         ---------                 ---------    ---------     ---------    ---------
                                               2003         2002        2002          2001         2000         1999         1998
                                            ---------    ---------    ---------    ---------    ---------     ---------    ---------
                                                      ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Interest income ........................    $ 153,901    $ 167,345    $ 225,710    $ 236,479    $ 246,818     $ 208,366    $ 173,805
Interest expense .......................       61,211       81,494      106,746      134,780      157,411       116,250       93,659
                                            ---------    ---------    ---------    ---------    ---------     ---------    ---------
Net interest income ....................       92,690       85,851      118,964      101,699       89,407        92,116       80,146
Provision for loan losses ..............        2,600          900        2,200        2,200         (619)        1,200        1,200
                                            ---------    ---------    ---------    ---------    ---------     ---------    ---------
Net interest income after
  provision for loan losses ............       90,090       84,951      116,764       99,499       90,026        90,916       78,946
Non-interest income ....................       31,082       38,677       47,159       33,477       22,032        17,751       20,803
Non-interest expense ...................       93,486       81,346      112,625       84,292       84,950        66,498       58,685
                                            ---------    ---------    ---------    ---------    ---------     ---------    ---------
Income before provision for
  income taxes .........................       27,686       42,282       51,298       48,684       27,108        42,169       41,064
Provision for income taxes .............        5,086       11,747       13,308       14,167        7,157        13,488       14,072
                                            ---------    ---------    ---------    ---------    ---------     ---------    ---------
Net income .............................    $  22,600    $  30,535    $  37,990    $  34,517    $  19,951     $  28,681    $  26,992
                                            =========    =========    =========    =========    =========     =========    =========
COMMON SHARE DATA:
Weighted average shares (basic) ........   18,333,949   18,404,266   18,386,331   18,513,826   18,681,775    18,992,391   19,566,368
Weighted average shares (diluted) ......   18,800,267   18,711,936   18,694,748   18,735,981   18,681,775    19,139,925   19,786,762
Net income (basic) .....................    $    1.23    $    1.66    $    2.07    $    1.86    $    1.07     $    1.51    $    1.38
                                            =========    =========    =========    =========    =========     =========    =========
Net income (diluted) ...................    $    1.20    $    1.63    $    2.03    $    1.84    $    1.04     $    1.50    $    1.36
                                            =========    =========    =========    =========    =========     =========    =========
Cash dividends per common share ........    $    0.50    $    0.45    $    0.61    $    0.57    $    0.56     $    0.52    $    0.48
                                           =========    =========    =========    =========    =========     =========    =========




                                                   AT
                                               SEPTEMBER
                                                   30,                                   AT DECEMBER 31,
                                               ----------     ---------------------------------------------------------------------
                                                                             (RESTATED)     (RESTATED)     (RESTATED)    (RESTATED)
                                                   2003          2002            2001          2000           1999          1998
                                               ----------     ----------     ----------     ----------     ----------    ----------
                                                              ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF CONDITION DATA:
Total assets .............................     $4,291,333     $4,410,802     $4,072,769     $3,530,936     $3,432,382    $3,089,245
Loans (net of unearned income) ...........      2,111,394      2,041,854      1,819,164      1,602,072      1,524,897     1,187,940
Securities ...............................      1,511,063      1,979,701      1,732,207      1,608,748      1,636,120     1,534,191
Deposits .................................      3,363,348      3,437,282      3,087,154      2,708,807      2,691,583     2,537,395
Stockholders' equity .....................        269,589        264,270        213,305        185,726        161,450       187,393
Book value per common share ..............          14.69          14.43          11.57          10.03           8.58          9.74
OTHER DATA:
Number of deposit accounts ...............        242,938        257,704        244,979        240,020        229,503       215,920
Offices in bank buildings ................             51             51             48             47             46            44
Supermarket branches .....................             50             50             38             26             15             6
CAPITAL RATIOS:
Leverage ratio ...........................           6.01%          5.47%          5.62%          5.48%          5.54%         6.83%
Tier 1 capital to risk-weighted assets ...          10.13           9.74          10.02           9.67           9.82         10.45
Total capital to risk-weighted assets ....          10.54          10.14          10.46          10.08          10.25         10.94

                                              AT OR FOR THE NINE
                                                    MONTHS
                                              ENDED SEPTEMBER 30,                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                             ---------------------     -------------------------------------------------------------
                                                         (RESTATED)              (RESTATED)   (RESTATED)     (RESTATED)  (RESTATED)
                                                         ----------              ----------   ----------     ----------  ----------
                                              2003         2002         2002        2001         2000           1999        1998
                                             -------      ------       ------      ------       ------         ------      ------
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets (1) ...........       0.70%        0.99%        0.91%        0.93%        0.55%         0.90%        1.04%
Return on average equity (2) ...........      11.37        17.75        16.04        16.72        12.52         16.77        14.47
Equity-to-assets (3) ...................       6.18         5.57         5.65         5.54         4.40          5.38         7.17
Net interest margin (4) ................       3.33         3.16         3.23         3.08         2.71          3.23         3.43
Dividend payout ratio (5) ..............      41.67        27.61        30.05        30.98        53.85         34.67        35.29
ASSETS QUALITY RATIOS:
Non-performing assets to
  total assets (6) .....................       0.21         0.39         0.32         0.47         0.60          0.72         0.94
Non-performing loans to total loans
  held in portfolio (7) ................       0.26         0.27         0.24         0.30         0.31          0.42         0.87
Allowance for loan losses to total
  loans held in portfolio ..............       0.51         0.54         0.56         0.54         0.53          0.56         0.74
Allowance for loan losses to
  non-performing loans .................     195.20       200.00       229.80       173.44       165.83        128.74        82.11
Net loan charge-offs to average
  loans (8) ............................       0.14         0.06         0.10         0.05         0.04          0.11         0.12

------------------
     (1) Net income divided by average total assets; annualized for the interim periods.

     (2) Net income divided by average total equity; annualized for the interim periods.

     (3)  Average total equity divided by average total assets.

     (4) Calculation of net interest margin is based upon net interest income before provision for loan losses divided by average interest-earning assets; annualized for the interim periods.

     (5)  Dividends per share divided by net income per share.

     (6) Non-performing assets consist of non-accrual loans and property acquired in settlement of loans.

     (7)  Calculated net of unearned discounts.

     (8)  Annualized for the interim periods.

                               GENERAL INFORMATION


GENERAL


     This proxy statement-prospectus is being furnished to our shareholders in connection with the solicitation of proxies by the board of directors of the bank to be used at the special meeting of shareholders to be held on Thursday, December 18, 2003, at 10:00 a.m., New York City time, at our headquarters building, 35 Journal Square, Jersey City, New Jersey 07306, and at any adjournment or postponement of that meeting.


     PLEASE PROMPTLY SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD TO US IN THE ENCLOSED POSTAGE-PAID, ADDRESSED ENVELOPE. FAILURE TO RETURN A PROPERLY EXECUTED PROXY CARD OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE AGREEMENT.

RECORD DATE AND VOTING


     Our board of directors has fixed the close of business on November 14, 2003 as the record date for determining the holders of our stock entitled to receive notice of and to vote at the special meeting. Only holders of record of our stock at the close of business on that date will be entitled to vote at the special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were 18,355,022 shares of our common stock outstanding.


     Each holder of shares of our common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the special meeting and at any adjournment or postponement of that meeting. In order for us to satisfy our quorum requirements, the holders of at least a majority of the total number of outstanding shares of our common stock entitled to vote at the special meeting must be present. You will be deemed to be present if you attend the special meeting or if you submit a proxy card that is received at or prior to the special meeting (and not revoked).

     If your proxy card is properly executed and received by us in time to be voted at the special meeting, the shares represented by your proxy card will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide us with any instructions, your shares will be voted FOR the agreement.

     The only matter that we expect to be presented at the special meeting is the approval of the agreement. If any other matters properly come before the special meeting, the persons named in the accompanying proxy card will vote the shares represented by all properly executed proxies on such matters in the manner determined by a majority of the members of our board of directors.

VOTE REQUIRED

     Approval of the agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of our common stock. Shares as to which the "abstain" box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present. THE REQUIRED VOTE OF OUR SHAREHOLDERS ON THE AGREEMENT IS BASED UPON THE NUMBER OF OUTSTANDING SHARES OF OUR COMMON STOCK, AND NOT THE NUMBER OF THOSE SHARES THAT ARE ACTUALLY VOTED. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE SPECIAL MEETING OR THE ABSTENTION FROM VOTING BY OUR SHAREHOLDERS WILL HAVE THE SAME EFFECT AS A "NO" VOTE WITH RESPECT TO THIS MATTER. BROKER NON-VOTES WILL BE COUNTED FOR PURPOSES OF A QUORUM BUT WILL NOT BE COUNTED AS HAVING BEEN VOTED IN PERSON OR BY PROXY AT THE SPECIAL MEETING AND WILL HAVE THE SAME EFFECT AS A "NO" VOTE.

RIGHTS OF DISSENTING SHAREHOLDERS

     In connection with the proposed acquisition and exchange, each of our shareholders has the right to demand a cash payment from us in an amount equal to the fair or appraised value of his or her shares of our common stock upon compliance with Sections 17:9A-360 to 17:9A-369 of the New Jersey Statutes Annotated. We have annexed a copy of those statutes as Appendix B to this proxy statement-prospectus.


     In order to preserve your right to exercise this right, you:


      o    may not vote in favor of the agreement at the special meeting; and


      o you must file with us, before or at the special meeting, but before our shareholders vote on the proposal, a written notice that you intend to demand payment for your shares of our stock if the agreement is approved.


     If the agreement is approved by our shareholders at the special meeting, we will notify each shareholder who has submitted a notice of intent to demand payment and has not voted in favor of the agreement of the approval within ten days after the acquisition and exchange is completed. Within 20 days after the mailing of such notice, any shareholder entitled to such notice may make a written demand for the payment of the fair value of his or her shares. You may not dissent as to less than all of the shares of our common stock that you own of record. Upon filing such written demand, a dissenting shareholder will cease to have the rights of a shareholder to receive dividends or to vote, except for dividends or other distributions payable to, or a vote to be taken by, shareholders of record at a date prior to the effective date of the acquisition and exchange. Withdrawal of any written demand may be made at any time with our consent. Upon withdrawal of any such written demand, or if the acquisition and exchange is not consummated, the dissenting shareholder will not have a right to receive a cash payment from us but will instead be reinstated with all the rights of a shareholder of the bank.


     Within 20 days after demanding payment for his or her shares, a dissenting shareholder must submit the certificates representing his or her shares of our common stock to Continental Stock Transfer and Trust Co., our transfer agent. We will direct Continental Stock Transfer and Trust Co. to place a legend on such certificates indicating that a written demand has been filed and to return such legended certificates to the shareholder. The rights of a dissenting shareholder to be paid for his or her shares will terminate if he does not submit his certificate in this manner (unless a court determines there was good and sufficient cause).

     Within the later of ten days after the effective date of the acquisition and exchange or ten days after the expiration of the period within which shareholders may make written demand for the fair value of their shares, we will give written notice of the effective date of the acquisition and exchange and make a written offer to all dissenting shareholders to pay a specified amount, which we consider to be a fair amount, for the shares of our stock held by the dissenting shareholders. If, within 30 days of the effective date of the acquisition and exchange, we and any dissenting shareholder agree on the price to be paid for the dissenting shareholder's stock, the agreed upon payment will be made upon the surrender of the applicable stock certificates.

     If we and any dissenting shareholder cannot agree on the price to be paid within the specified period, then the dissenting shareholder may file a petition with the Superior Court demanding a determination of the fair value of the shares. If the required petition is not filed within 30 days of the 30 day negotiation period, the dissenting shareholder will lose all dissenters' rights. It is possible that the exercise by a shareholder of his or her rights as a dissenting shareholder may cause such person to incur some personal expense.

     We will have the right to terminate the agreement in the event that holders of more than 100,000 shares of our common stock exercise their right to dissent. We may waive this right.

REVOCABILITY OF PROXIES

     The presence of a shareholder at the special meeting will not automatically revoke that shareholder's proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

     o delivering to our Secretary a written notice of revocation prior to the special meeting;

     o delivering to our Secretary, prior to the special meeting, a duly executed proxy bearing a later date; or

     o attending the special meeting, filing a written notice of revocation with the secretary of the meeting, and voting in person.

SOLICITATION OF PROXIES


     In addition to solicitation by mail, our directors, officers and employees may solicit proxies for the special meeting from our shareholders personally or by telephone or telegram without additional remuneration for soliciting such proxies. We will also provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. We have also made arrangements with Innisfree M&A Incorporated to assist us in soliciting proxies and have agreed to pay them $7,000, plus reasonable expenses, for these services.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The only persons who own of record, or who are known by us to own beneficially, more than 5% of our outstanding common stock are the Estate of Siggi B. Wilzig and Alan J. Wilzig. Their holdings, as of September 30, 2003*, were as follows:

NAME AND ADDRESS                      NUMBER OF SHARES
OF BENEFICIAL OWNER                  OWNED BENEFICIALLY        PERCENT OF CLASS
-------------------------            ------------------        ----------------
Estate of Siggi B. Wilzig                4,475,271(a)                24.39%
Two Penn Plaza
Newark, NJ 07105

Alan J. Wilzig                           1,074,965(b)                 5.86%
35 Journal Square
Jersey City, NJ 07306

--------------

       * As of September 30, 2003, there were 18,350,922 shares of the bank's common stock outstanding.

      (a) Includes 104,450 shares representing the Estate's interest in 208,900 shares held by a company in which director Richard W. Kanter has a controlling interest.

      (b) See footnotes (b) and (c) under "Security Ownership of Directors and Executive Officers."

     Alan J. Wilzig is the owner of the one outstanding share of the holding company's common stock, which will be all of the outstanding stock until the consummation of the acquisition and exchange.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth information as of September 30, 2003* regarding the ownership of our common stock by each director, by each person named in the Summary Compensation Table in this proxy statement-prospectus who as of such date was an executive officer of the bank and by all directors and executive officers as a group. Titles are titles with the bank.

                                                                                 COMMON STOCK OF THE BANK
                                                                            ----------------------------------
                                                                               AMOUNT OWNED          PERCENT
                                                                            BENEFICIALLY AS OF         OF
NAME AND POSITION                                                               9/30/03(a)            CLASS
-----------------                                                           ------------------       -------
Alan J. Wilzig .........................................................     1,074,965(b)(c)           5.86%
   Chairman of the Board, President and Chief Executive Officer
Donald R. Brenner ......................................................       607,636(b)(d)           3.31%
   Director and Vice Chairman
Lawrence R. Codey ......................................................        19,000(b)               **
   Director and Vice Chairman
Richard W. Kanter ......................................................       222,809(b)(e)           1.21%
   Director
Dr. Martin J. Kaplitt ..................................................        56,890(b)(f)            **
   Director
Mark Kutsher ...........................................................        17,500(b)               **
   Director
Abraham Oster ..........................................................           250                  **
   Director
Dr. Jerome Quint .......................................................        59,900(b)(g)            **
   Director
Marion Wiesel ..........................................................        65,000(b)(h)            **
   Director
William S. Burns .......................................................         5,715                  **
   Executive Vice President and Chief Financial Officer
Raymond Catlaw .........................................................        62,128(b)(i)            **
   Executive Vice President
Peter J. O'Brien .......................................................        45,186(b)(j)            **
   Executive Vice President
Frank T. Van Grofski ...................................................        17,385(b)               **
   Senior Executive Vice President and Chief Operating Officer
All directors and executive officers as a group (16 persons) ...........     2,289,384                12.47%

--------------
     * As of September 30, 2003, there were 18,350,922 shares of the bank's common stock outstanding.

     ** Represents less than one percent of the bank's outstanding common stock.

     (a) The shares are owned directly and beneficially, and the holders have sole voting and investment power, except as otherwise noted. The amounts do not include shares held by adult children, as to which beneficial ownership is disclaimed.

     (b) Includes shares which may be acquired within 60 days (through November 29, 2003) under outstanding stock options as follows: Mr. Alan Wilzig-147,300 shares; Mr. Brenner-15,000 shares; Mr. Codey-15,000 shares; Mr. Kanter-15,000 shares; Dr. Kaplitt-15,000 shares; Mr.
          Kutsher-15,000 shares; Dr. Quint-15,000 shares; Ms. Wiesel-15,000 shares; Mr. Burns-5,594 shares; Mr. Catlaw-35,500 shares; Mr. O'Brien-29,300 shares; Mr. Van Grofski-17,000 shares; all directors and executive officers as a group (16 persons)-363,794 shares.

     (c) Includes 1,800 shares held in a family charitable foundation for which Alan J. Wilzig is a co-trustee and exercises investment discretion.

     (d) Includes 90,000 shares held by Mr. Brenner's wife, 13,436 shares held by a child who lives with Mr. Brenner, 3,900 shares owned by a family foundation for which Mr. Brenner serves as president and trustee, 286,902 shares held in trust for Mr. Brenner and members of Mr. Brenner's family and for which Mr. Brenner serves as co-trustee with the bank, 16,800 shares held in trust for a child of Mr. Brenner and for which Mr. Brenner is a co-trustee, 35,555 shares held in trust for family members for which Mr. Brenner serves as co-trustee with other family members and 19,500 shares held in a separate IRA account. Mr. Brenner disclaims beneficial ownership of these shares, except to the extent of his interest in the IRA account.

     (e) Includes 104,450 shares representing Mr. Kanter's interest in 208,900 shares held by a company in which Mr. Kanter has a controlling interest and 100,808 shares held in trust for Mr. Kanter's wife and for which Mr. Kanter is a co-trustee.

     (f) Includes 27,750 shares held in a family trust for which Dr. Kaplitt is a co-trustee, 13,000 shares held in Dr. Kaplitt's KEOGH account, 90 shares held in Dr. Kaplitt's spouse's IRA account, and 800 shares held in Dr. Kaplitt's IRA account.

     (g) Includes 17,400 shares held jointly with Dr. Quint's spouse, 13,000 shares held by Dr. Quints's spouse and 14,500 shares in Dr. Quint's spouse's IRA account.


     (h)  Includes 25,000 shares held jointly with Ms. Wiesel's spouse.


     (i)  Includes 3,000 shares held by Mr. Catlaw's spouse.

     (j)  Includes 5,700 shares held by Mr. O'Brien's spouse.


                        FORMATION OF THE HOLDING COMPANY


     The bank and the holding company entered into the agreement as of August 5, 2003. Under that agreement:

     o the holding company will become a bank holding company with the bank as its wholly-owned subsidiary; and

     o all of the outstanding shares of our common stock--other than shares held by shareholders exercising dissenters' rights, if any--will be converted into and exchanged for, on a one-for-one basis, shares of the holding company's common stock.

     The holding company is a newly-formed New Jersey business corporation that was organized by us for the purpose of effecting the acquisition and exchange and, accordingly, has no operating history. After the effective date of the acquisition and exchange, the bank will continue its existing business and operations as a wholly-owned subsidiary of the holding company. The consolidated assets, liabilities and stockholders' equity of the holding company immediately following the effective date will be the same as the bank's consolidated assets, liabilities and stockholders' equity immediately prior to the effective date. The board of the holding company is, and upon the effective date will continue to be, comprised of the members of the bank's board. Similarly, certain executive officers of the holding company are, and upon the effective date will continue to be, executive officers of the bank. Our deposit accounts will continue to be insured by the FDIC. Our corporate existence will not be affected by the acquisition and exchange, except that all of our outstanding shares of stock--other than shares held by shareholders exercising dissenters' rights, if any--wilL be owned by the holding company. Our shareholders prior to the effective date who do not exercise dissenters' rights will, in turn, own all of the outstanding shares of the holding company's stock upon consummation of the acquisition and exchange.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE AGREEMENT.

                     PARTIES TO THE ACQUISITION AND EXCHANGE


THE TRUST COMPANY OF NEW JERSEY


     The bank was formed as a New Jersey commercial bank in 1896. At September 30, 2003, we operated 101 branch offices, including 50 offices located within supermarkets. At that date, we had consolidated assets, deposits and stockholders' equity of $4.3 billion, $3.4 billion and $269.6 million, respectively. The bank's executive office is located at 35 Journal Square, Jersey City, New Jersey, 07306 and our telephone number is (201) 420-2500.


TRUSTCOMPANY BANCORP


     We organized the holding company in July 2002, at the direction of our board, to become a bank holding company with the bank as its wholly-owned subsidiary. Upon consummation of the acquisition and exchange, the holding company will have no significant assets other than the shares of the bank's common stock acquired in the acquisition and exchange, will have no significant liabilities and will be subject to regulation by the Federal Reserve. We have described the management of the holding company under "MANAGEMENT OF THE HOLDING COMPANY." Initially, the holding company will neither own nor lease any property, but will instead use our premises, equipment and furniture. At the present time, the holding company does not intend to employ any persons other than certain executive officers, but will utilize our support staff from time to time. The holding company will hire additional employees as appropriate, to the extent that the holding company expands its business in the future. The holding company's executive office is located at 35 Journal Square, Jersey City, New Jersey, 07306 and its telephone number is (201) 420-2500.


                   DESCRIPTION OF THE ACQUISITION AND EXCHANGE


     The following description of the acquisition and exchange is qualified by reference to the amended and restated agreement and plan of acquisition and exchange which is annexed to this proxy statement-prospectus as Appendix A and incorporated by reference into this proxy statement-prospectus.

REASONS FOR THE ACQUISITION AND EXCHANGE

     Our board believes that a holding company structure will provide greater flexibility to meet our future competitive and financial needs. As a bank holding company, the holding company will not be subject to the same regulatory restrictions as are imposed on us and will be able to engage in a broader range of business activities than are currently permissible for state-chartered commercial banks. See "REGULATION AND SUPERVISION--Federal Bank Holding Company Regulation." In addition, the holding company may make certain investments, including certain equity investments, which the bank is not permitted to make. The holding company will have greater flexibility in the management of its corporate affairs than we currently have, including the right to repurchase its stock as deemed appropriate by its board of directors without regulatory involvement.


     Our board also believes that the acquisition and exchange will increase flexibility with respect to potential expansion through mergers and acquisitions. As a bank holding company, the holding company will be able to acquire other banks through the issuance of its stock in exchange for the stock of such other banks, or by a merger of a bank subsidiary with such other banks. There are currently no agreements or understandings with respect to any such mergers or acquisitions. Our board also believes that a holding company structure provides greater flexibility for capital raising transactions than operating the bank on a stand-alone basis, whether to raise capital for acquisitions or for working capital, possibly through the issuance of trust preferred securities. The closing of such a financing could occur immediately after the holding company structure is established. In addition, we believe that having a holding company will increase our visibility and coverage in the market and will allow our shareholders and potential investors to obtain information about us more easily.


     We previously had a bank holding company structure that we eliminated in 1993. At that time, we did not believe that the benefits of operating as a holding company as compared to operating as a stand-alone bank outweighed the additional administrative expense that we incurred and the additional regulatory and reporting requirements applicable to us as a bank holding company. Since that time, the banking industry, particularly in New Jersey, has consolidated at a significant rate, so that now many of our largest competitors are subsidiaries of national and international banking organizations. In addition, since that time, reforms of regulatory provisions have expanded substantially the functions that subsidiaries of bank holding companies are permitted to perform. We believe that these changes in the banking environment further justify our decision to again pursue a holding company structure.

DESCRIPTION OF THE ACQUISITION AND EXCHANGE

      We will accomplish the acquisition and exchange through the following steps:

      o The holding company has been incorporated as a New Jersey business corporation. The primary purpose of the holding company is to become the holding company for The Trust Company of New Jersey.

      o As part of the acquisition and exchange, all of the bank shares outstanding prior to the transaction--other than shares held by shareholders exercising dissenters' rights, if any--will bE converted into and exchanged for, on a one-for-one basis, shares of the holding company's stock, with the result that our shareholders will become the sole shareholders of the holding company and the bank will become a wholly-owned subsidiary of the holding company.

      o All shares acquired by us as a result of the exercise of dissenters' rights will be cancelled upon receipt.

     Also, the acquisition and exchange will effect an amendment to our certificate of incorporation to change our name to "Trustcompany Bank."


     We expect to make an initial cash infusion into the holding company in the amount of $100,000. Shortly after we consummate the acquisition and exchange, we expect to make a capital distribution of $5.0 million to the holding company, which may be used by the holding company after the acquisition and exchange to conduct the activities described in "--Reasons for the Acquisition and Exchange" as well as to fund any cash dividends that may be declared. See "DIVIDEND POLICY."


EFFECTIVE DATE

     The effective date will occur after the conditions to the transaction are satisfied and we file a certificate with the Commissioner of Banking of the State of New Jersey.

CONDITIONS TO THE ACQUISITION AND EXCHANGE

     The acquisition and exchange agreement provides that the obligations of each of the parties to consummate the acquisition and exchange are subject to the satisfaction of the following conditions:


      o the approval of the agreement by an affirmative vote of the holders of at least two-thirds of the outstanding shares of the bank's common stock;

      o the approval by the Commissioner of Banking and Insurance of the State of New Jersey of the agreement and the transactions contemplated therein, including the acquisition by the holding company of all of the issued and outstanding shares of our common stock--other than shares held by shareholders exercising dissenters' rights, if any;


      o the approval of the Federal Reserve System with respect to the acquisition and exchange;

      o prior to the vote of the shareholders of the bank, shareholders of the bank owning no more than a total of 100,000 shares of the bank's common stock shall have filed written notice of dissent; and

      o the receipt of all other consents and approvals and the satisfaction of all other requirements necessary in order to consummate the acquisition and exchange.

     We have received the approvals of the Federal Reserve System and the Commissioner of Banking of the State of New Jersey. We cannot assure you that the other conditions will be satisfied. We may waive the condition regarding written notices of dissent.

AMENDMENT AND TERMINATION

     The agreement may be amended by the parties in whole or in part at any time
prior  to  the  effective  date,   whether  before  or  after  approval  by  our
shareholders, to the extent authorized by applicable law.

     The agreement may be terminated at any time prior to the effective date--whether before or after approval by shareholders--in the following instances:

      o if any action, suit, proceeding or claim is commenced or threatened relating to the proposed transaction which will make consummation of the acquisition and exchange inadvisable or impracticable in the sole discretion of our board of directors;

      o if any action, consent or approval, governmental or otherwise, which is or may be necessary to consummate the transaction, is not obtained by January 31, 2004;

      o    if the acquisition and exchange is not consummated by March 15, 2004;
           or

      o for any other reason consummation of the acquisition and exchange is inadvisable in the opinion of the board of directors of the bank.

EXCHANGE OF STOCK CERTIFICATES

     In connection with the exchange of our stock for the holding company's stock, it will NOT be necessary for our shareholders to exchange their certificates for certificates representing shares of the holding company's stock. On the effective date, our non-dissenting shareholders will automatically become shareholders of the holding company and each outstanding certificate representing shares of our common stock will automatically represent, and will be deemed for all purposes to evidence ownership of, the same number of shares of the holding company's common stock.

     After the effective date, as outstanding certificates of the bank's stock are presented for transfer, or, upon the request of any holder of such certificates, the registrar and transfer agent for our stock and the holding company's stock will issue new stock certificates representing the same number of shares of holding company stock as were represented by the surrendered certificate. Upon surrender, each certificate representing bank stock will be cancelled. After the effective date, we will not register transfers of shares of bank stock on our books.

     If any certificate representing shares of holding company stock is to be issued in a name other than that in which the certificate of bank stock surrendered in exchange therefor is registered, the certificate surrendered in exchange must be properly endorsed and otherwise in proper form for transfer. The person requesting such transfer will be required to either:

      o pay to our transfer agent any transfer or other tax required by reason of the issuance of the new certificate; or

      o establish to the satisfaction of our transfer agent that such tax has been paid or is not payable.

EFFECT OF THE ACQUISITION AND EXCHANGE ON EMPLOYEE BENEFIT PLANS

     On the effective date of the acquisition and exchange, our stock option plans and their administration will be assumed by the holding company. Stock options to purchase shares of our common stock granted under our plans and outstanding prior to the acquisition and exchange will automatically become options to purchase the same number of shares of the holding company's common stock upon identical terms and conditions and for an identical price. Similarly, stock appreciation rights with respect to shares of our common stock granted under our plans, if any, will automatically become stock appreciation rights with respect to shares of the holding company's common stock. Shares of restricted stock, if any, will automatically become restricted shares of the holding company's common stock. The holding company will assume all of our obligations with respect to such outstanding options, stock appreciation rights and restricted shares. Any shares of our stock reserved for future issuance under our plans will automatically be converted into an equal number of shares of the holding company's stock and will be reserved for issuance under the respective plans.

     The acquisition and exchange will not trigger any change in control provisions contained in any of the employment agreements with our officers or in any of our other benefit plans. All of our other employee benefit plans will be unchanged by the acquisition and exchange. See "MANAGEMENT OF THE BANK--Compensation and Employee Benefit Plans."

               DESCRIPTION OF THE HOLDING COMPANY'S CAPITAL STOCK


GENERAL

     The holding company's certificate of incorporation authorizes the issuance of 72,000,000 shares of common stock, par value $2.00 per share, and 8,000,000 shares of preferred stock, par value $2.00 per share. There is currently no established public trading market for the holding company's capital stock.

     There is one share of the holding company's common stock currently outstanding, which is owned by Alan J. Wilzig. In the future, the authorized but unissued and unreserved shares of the holding company's capital stock will be available for issuance for general corporate purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. The holding company's board may divide, and cause the issuance of, one or more series of the authorized shares of the holding company's preferred stock, fix the number of shares constituting any such new series, and fix the dividend rate, terms, conditions, conversion and exchange rights, redemption rights (including sinking fund provisions), liquidation preferences and voting rights, if any, of any such new series.

COMMON STOCK


     GENERAL. Each share of the holding company's common stock has the same relative rights as, and is identical in all respects to, each other share of the holding company's common stock. Until such time as preferred stock is issued, if ever, the holders of shares of the holding company's common stock will possess all rights, including exclusive voting rights, pertaining to the capital stock of the holding company. The relative rights of shares of the holding company's common stock do not materially differ from the relative rights of shares of the bank's common stock, other than with respect to anti-takeover measures. See "CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS--Certain Anti-Takeover Provisions."


     DIVIDEND RIGHTS. The holders of the holding company's common stock will be entitled to dividends when, as and if declared by the holding company's board out of funds legally available therefor. The payment of dividends by the holding company will depend on the holding company's financial condition, regulatory requirements and other factors, including the results of operations. See "DIVIDEND POLICY" for restrictions on the payment of dividends on the common stock of the holding company.

     VOTING RIGHTS. Each share of the holding company's common stock will entitle the holder of such share to one vote on all matters upon which shareholders have the right to vote. In addition, the holding company's board is classified so that approximately one-third of the directors will be elected each year. Shareholders of the holding company will not be entitled to cumulate their votes for the election of directors. See "CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS--Certain Anti-Takeover Provisions."

     LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the holding company, the holders of shares of the holding company's common stock will be entitled to receive, after payment of all debts and liabilities of the holding company and subject to the prior or participating rights, if any, of holders of shares of the holding company's preferred stock, all remaining assets of the holding company available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of the bank, the holding company, as the holder of all shares of our stock, would be entitled to receive, after payment of all of the bank's liabilities (including all deposits and accrued interest thereon), all remaining assets of the bank available for distribution in cash or in kind.

     PREEMPTIVE RIGHTS; REDEMPTION. Holders of shares of the holding company's common stock will not be entitled to preemptive rights or any other right to subscribe with respect to any shares that may be issued. The holding company's common stock is not subject to call or redemption.

PREFERRED STOCK

     No preferred stock of the holding company is being issued in connection with the acquisition and exchange and the holding company's board has no present plan or intention to issue any preferred stock. However, the holding company's board may, without action of the shareholders, issue shares of preferred stock from time to time in one or more series with distinctive serial designations, preferences, limitations and other rights.

     The holding company's board is authorized to determine, among other things, with respect to each series of preferred stock which may be issued:

      o the dividend rate, conditions of payment of dividends, dividend preferences, if any, and whether dividends would be cumulative and, if so, the date from which dividends on such series would accumulate;

      o whether, and upon what terms, such series would be redeemable and, if so, the redemption price and terms and conditions of redemption;

      o the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up of the holding company;

      o whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof;

      o whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of preferred stock; and

      o whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law.

     With regard to dividends, redemption and liquidation preference, any particular series of preferred stock may rank junior to, on a parity with or senior to any other series of the holding company's preferred stock.

     It is not possible to state the actual effect of the authorization of preferred stock upon the rights of holders of the holding company's common stock, until the holding company's board determines the specific rights of the holders of a series of the holding company's preferred stock. However, such effects might include:

      o restrictions on dividends on the holding company's common stock if dividends on the preferred stock have not been paid;

      o dilution of the voting power of the holding company's common stock to the extent that the holding company's preferred stock has voting rights;

      o dilution of the equity interest of the holding company's common stock to the extent that preferred stock is converted into the holding company's common stock; or

      o the holding company's common stock not being entitled to share in the holding company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of preferred stock.


     Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the holding company, although the holding company does not have any current plans or intention to issue preferred stock as an "anti-takeover" device.


ANTI-TAKEOVER PROVISIONS

     See "CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS--Certain Anti-Takeover Provisions" for a description of certain provisions contained in the holding company's certificate of incorporation and by-laws and under New Jersey law that might have the effect of delaying, deferring or preventing a change in control of the holding company.


                     DESCRIPTION OF THE BANK'S CAPITAL STOCK

GENERAL

     Our  certificate  of  incorporation   authorizes  the  issuance  of  up  to
72,000,000 shares of common stock, par value $2.00 per share, and 60,000 shares of 9.75 Percent Cumulative Preferred Stock, par value $100 per share.

COMMON STOCK

     Under our certificate of incorporation, each holder of shares of our common stock is entitled to one vote per share on all matters requiring shareholder action and to participate equally--subject to any preference which any holder of preferred stock may have--with the other holders of our common stock in any dividends, when, as and if declared by our board from funds legally available therefor. See "DIVIDEND POLICY." Subject to the rights of the 9.75 Percent Cumulative Preferred Stock, each share of our common stock is entitled to equal rights in the event of liquidation. Our shareholders do not have the right to cumulate their votes for the election of directors.

     The holders of our common stock do not have preemptive or other rights to subscribe for additional shares of any class of capital stock. Without preemptive rights, a shareholder's ownership position is subject to dilution if and when we issue additional shares of capital stock. Our common stock is not redeemable.

PREFERRED STOCK

     Our certificate of incorporation provides for the issuance of up to 60,000 shares of preferred stock, which entitles each holder to one vote per share on all matters presented to the shareholders as one class and to cumulative dividends, payable in equal quarterly installments, of 9.75% of the par value of $100 per share. In the event of a liquidation, the holders of the preferred stock have a priority over common shareholders to the extent of the par value of $100 per share plus accumulated but unpaid dividends.

     Currently, we do not have any shares of our preferred stock outstanding and our board has no present plan or intention to issue any shares of preferred stock. No shares of our preferred stock will be issued in connection with the acquisition and exchange.


                    CERTAIN DIFFERENCES IN SHAREHOLDER RIGHTS


GENERAL

     The rights of the holders of our common stock are currently governed by New Jersey banking laws and by our certificate of incorporation and by-laws. The rights of the holders of the holding company's common stock will be governed by the New Jersey Business Corporation Act, which we refer to in this proxy statement-prospectus as the "Business Corporation Act," by the holding company's certificate of incorporation and by-laws, and by the applicable regulations of the Securities and Exchange Commission. Certain differences in shareholder rights arise from this change of governing law. We have summarized the material differences below. This discussion is qualified in its entirety by reference to the New Jersey banking laws, the Business Corporation Act, and the governing documents of both the bank and the holding company, each of which may change from time to time. A copy of the holding company's certificate of incorporation is attached to this proxy statement-prospectus as Appendix C. If the acquisition and exchange is not consummated, any action affecting the rights of our shareholders, including any change in control, will continue to be subject to New Jersey banking laws and to our certificate of incorporation and by-laws. For a description of the holding company's common stock, see "DESCRIPTION OF THE HOLDING COMPANY'S CAPITAL STOCK--Common Stock." For a description of provisions contained in the holding company's certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect, see "-- Certain Anti-Takeover Provisions."

PAYMENT OF DIVIDENDS

     The New Jersey banking laws provide that a New Jersey state chartered bank may declare and pay dividends on its outstanding stock so long as, following the payment of such dividend, the capital stock of the bank will be unimpaired and the bank will have a surplus of not less than 50% of its capital stock or, if not, the payment of such dividend will not reduce the surplus of the bank. Unless there are other restrictions contained in its certificate of incorporation (and the holding company's certificate presently contains no such restrictions), the Business Corporation Act generally provides that a New Jersey corporation may declare and pay dividends on its outstanding stock so long as the corporation is not insolvent and would not become insolvent as a consequence of the dividend payment. Although the holding company's ability to pay dividends is not subject to the restrictions imposed upon the bank, such restrictions will indirectly affect the holding company because dividends from the bank will be a primary source of the holding company's funds for the payment of dividends to shareholders of the holding company. For a description of the regulatory restrictions on dividend payments by the bank and the holding company, see "REGULATION AND
SUPERVISION--New Jersey Banking Regulation--Dividends," "REGULATION AND SUPERVISION--FederAL Banking Regulation--Prompt Corrective Action" and "REGULATION AND SUPERVISION--Federal Bank Holding CompanY Regulation--Capital; Dividends; Share Repurchases; Source of Strength."


RIGHTS OF ISSUER TO ISSUE STOCK


     We may issue common and preferred stock, but only with the prior approval of the Commissioner of Banking and Insurance of the State of New Jersey. The terms of our 9.75 Percent Cumulative Preferred Stock (none of which is currently outstanding) are set by our certificate of incorporation. In order to issue preferred stock with terms different than our 9.75 Percent Cumulative Preferred Stock, we would be required to amend our certificate of incorporation and obtain the approval of the Commissioner and our shareholders for such amendment. The holding company may issue common or preferred stock without regulatory or shareholder approval. The holding company's board of directors, without action of shareholders, may, up to the number of shares authorized in its certificate of incorporation, issue preferred stock in one or more series with distinctive serial designations, preferences, limitations and other rights. See "DESCRIPTION OF THE HOLDING COMPANY'S CAPITAL STOCK--Preferred Stock."


RIGHTS OF ISSUER TO REPURCHASE STOCK


     We may repurchase our stock, but only with the prior approval of the Commissioner of Banking and Insurance of the State of New Jersey. Under the Business Corporation Act, no prior approval is required and, therefore, the holding company will be allowed to purchase its own stock in the open market subject to applicable law and the availability of funds therefor. The Federal Reserve Board, however, is required to receive written notice when a bank holding company purchases or redeems its outstanding equity securities if the holding company does not meet certain conditions. See "REGULATION AND SUPERVISION--Federal Bank Holding Company Regulation--Capital; Dividends; Share Repurchases; Source of Strength" for a description of the restrictions on the repurchase by the holding company of its stock. The holding company may consider repurchases of its stock in the future.


LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

     The holding company's certificate of incorporation contains provisions that eliminate the personal liability of directors and officers to the holding company and to its shareholders for monetary damages for breach of fiduciary duty, except to the extent such limitation is not permitted by the Business Corporation Act. The Business Corporation Act provides that such a provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. The provisions in the holding company's certificate of incorporation apply only to the liability of a director or officer acting in his or her capacity as such and not to actions brought other than by a shareholder or the holding company. The holding company's certificate of incorporation contains provisions that require indemnification of the directors and officers to the maximum extent permitted by law. To be entitled to indemnification, it must be determined that, in general terms, the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the holding company and, with respect to a criminal action, had no reasonable cause to believe his or her conduct was unlawful.


     Under the Federal Deposit Insurance Act, as amended, both the bank and the holding company would be prohibited from paying any indemnification with respect to any liability or legal expense incurred by a director, officer, or employee as a result of an action or proceeding by a federal banking agency resulting in a civil money penalty or certain other remedies against such person. An insured depository institution or depository institution holding company may make or agree to make reasonable indemnification payments to a director, officer or employee with respect to an administrative proceeding or civil action initiated by any federal banking agency if: (1) the insured depository institution's or depository institution holding company's board of directors, in good faith, determines in writing after due investigation and consideration that the institution-affiliated party acted in good faith and in a manner he or she believed to be in the best interests of the institution; (2) the insured depository institution's or depository institution holding company's board of directors, respectively, in good faith, determines in writing after due investigation and consideration that the payment of such expenses will not materially adversely affect the institution's or holding company's safety and soundness; (3) the indemnification payments do not constitute certain prohibited indemnification payments; and (4) a director, officer or employee agrees in writing to reimburse the insured depository institution or depository institution holding company, to the extent not covered by payments from insurance or bonds purchased, for that portion of the advanced indemnification payments which subsequently becomes a prohibited indemnification payment.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (commonly referred to as the Securities Act) may be permitted to directors, officers or persons controlling the holding company pursuant to the forgoing provisions, the holding company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


APPRAISAL RIGHTS

     Under New Jersey banking statutes, a shareholder of a state bank which engages in a merger, consolidation or sale of all or substantially all of its assets has the right to demand from such bank payment of the fair or appraised value of his or her stock in the bank, subject to specified procedural requirements.

     After the  acquisition  and  exchange has been  consummated,  the rights of appraisal of dissenting shareholders will be governed by the Business Corporation Act. The Business Corporation Act provides that dissenting shareholders have appraisal rights in certain instances. However, the Business Corporation Act generally does not confer appraisal rights if a corporation's stock is held of record by at least 1,000 shareholders, if it is listed on a national securities exchange or if shareholders receive certain forms of consideration in exchange for their shares of stock. We currently believe the holding company will have in excess of 4,000 holders and will be listed on a national exchange.

SPECIAL MEETINGS OF SHAREHOLDERS


     Our by-laws and the holding company's by-laws provide that special meetings of shareholders may be called by the Chairman of the Board, the President, the Board of Directors, or the holders of not less than one-tenth (1/10) of all shares outstanding with voting rights.


CERTAIN ANTI-TAKEOVER PROVISIONS

     GENERAL. The principal purpose of any anti-takeover provision is to protect the interests of a corporation and its shareholders in the event of a sudden takeover attempt. Such provisions are intended to require a hostile purchaser to deal fairly with shareholders and to give a corporation's board of directors a better opportunity to analyze prospective business combinations and tender offers, evaluate alternatives, and make careful recommendations to shareholders. Such provisions could have the effect of making more difficult, or discouraging, a merger, tender offer, proxy contest, or assumption of control and change of incumbent management, even when a majority of shareholders considers such a course to be in its best interests. However, our board and the holding company's board believe that the disadvantages of discouraging such actions are outweighed by the benefits obtained by protecting the ability of the holding company's board to negotiate with a proponent of an unfriendly or unsolicited proposal to take over or restructure the holding company.

     The following discussion focuses on certain provisions of the holding company's certificate of incorporation and by-laws and, where applicable, the corresponding provisions of our certificate of incorporation and by-laws that could be relevant to change in control situations and that may affect the rights of shareholders.

     CAPITAL STOCK. Our certificate of incorporation authorizes the issuance of up to 72,000,000 shares of common stock and 60,000 shares of preferred stock and the holding company's certificate of incorporation authorizes the issuance of up to 72,000,000 shares of common stock and 8,000,000 shares of preferred stock. Although neither we nor the holding company have any arrangements, understandings or plans at the present time for the issuance or use of additional shares of common stock or any of the shares of authorized preferred stock, the availability of such shares will provide the issuer with flexibility in structuring financings and acquisitions and meeting other corporate needs that may arise.

     As permitted by the Business Corporation Act, the holding company's board may, without shareholder approval, issue additional shares of common stock or authorize the issuance of a series of preferred stock with rights and preferences that could impede the completion of a transaction to which management is opposed. The holding company's ability to issue additional capital stock is subject to applicable law, including the duty of directors to exercise their business judgment in the best interests of the holding company and its shareholders. The holding company has no current plans or intention to issue common or preferred stock as an "anti-takeover" device.

     BOARD OF DIRECTORS. Our by-laws provide that the authorized number of directors shall not be fewer than five nor more than twenty-five, the actual number to be determined from time to time by the board. The holding company's by-laws provide that the authorized number of directors shall not be fewer than one nor more than twenty-one, the actual number to be determined by the board. The holding company's board will initially be composed of nine directors, the same number of directors currently on our board. See "MANAGEMENT OF THE HOLDING COMPANY." Under New Jersey banking law each director on our board must be elected by the shareholders annually. The holding company's certificate of incorporation provides for a board of directors that is to be divided into three classes, which shall be as nearly equal in number as possible. This is commonly referred to as a "classified" board, and is permitted by the Business
Corporation Act. At each annual meeting of shareholders, only one class is elected; the other two classes remain in office. Thus, directors are typically elected for three year terms, because their class generally will be re-elected once every three years. The power to fill vacancies for each of the bank and the holding company is generally vested in their respective boards. The overall effect of such provisions may be to prevent a person or entity from immediately acquiring control of the issuer through an increase in the number of directors and the election of such person or of such person's or entity's nominees to fill such newly created vacancies.

     There is no provision in the New Jersey banking statutes, our certificate of incorporation or our by-laws providing our shareholders with the ability to remove directors, either with or without cause. Consistent with the Business Corporation Act, the holding company's by-laws provide that any director may be removed, but only with cause, by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote for the election of directors. The classified board of directors, the requirement for removal of directors of the holding company and the related provisions discussed above could make it more difficult for shareholders to force an immediate change in the composition of a majority of the holding company's board.


     ACTION WITHOUT A SHAREHOLDER MEETING. New Jersey banking laws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if the shareholders unanimously consent in writing. The holding company's certificate of incorporation states that shareholders are not permitted to take action by written consent except as otherwise required by
Section 14A:5-6(1) of the Business Corporation Act, effectively requiring all of the holding company's shareholders entitled to vote on the action to provide written consent. If this provision were amended pursuant to the super-majority voting requirements that we have described below, the Business Corporation Act, as distinct from New Jersey banking laws, would permit shareholders to approve matters upon the submission of consents covering the number of shares that would be required in order to approve such matters at a meeting of the holding company's shareholders.

     NOTICE OF DIRECTOR NOMINATIONS AND SHAREHOLDER PROPOSALS. Our by-laws generally provide that shareholders may submit nominations for election of directors at an annual meeting of shareholders by filing a submission in writing with the bank at least fourteen days before the date of any such meeting. The holding company's by-laws generally provide that nominations of persons for election to the board of directors and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders by, among others, any shareholder of the holding company who delivers notice to the secretary of the holding company not later than the close of business on the ninetieth day nor earlier than the close of business on the one hundred twentieth day prior to the anniversary of the preceding year's annual meeting.

     The holding company's by-law procedures regarding shareholder proposals and nominations are intended to provide the holding company's board with the information deemed necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of a meeting. The procedures will give incumbent directors advance notice of a business proposal or nomination. This advance notice may make it easier for incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders may view such proposal or nomination as in the best interests of the holding company or its shareholders.

     SHAREHOLDER VOTE REQUIRED TO APPROVE CERTAIN BUSINESS COMBINATIONS. New Jersey's banking statutes generally provide that a New Jersey state chartered bank's conversion into, merger into, or consolidation with, a national bank or another New Jersey state chartered bank requires the affirmative vote of two-thirds of the bank's capital stock entitled to vote.

     Under the Business Corporation Act, unless a greater vote is specified in the certificate of incorporation, the sale or other disposition of all or substantially all of a corporation's assets otherwise than in the ordinary course of business or the merger or consolidation of the corporation with another corporation, requires in each case the affirmative vote of a majority of the votes cast by shareholders of the corporation entitled to vote thereon. However, the Business Corporation Act also contains provisions, referred to as the New Jersey Shareholders Protection Act, which provide additional steps in the context of business combinations by shareholders who, together with their affiliates and associates, own more than 10% of the stock of a New Jersey public corporation. The New Jersey Shareholder Protection Act prohibits certain business combinations between an interested shareholder and a resident domestic corporation for a period of five years after the date the interested shareholder acquired its stock, unless the business combination was approved by the resident domestic corporation's board of directors prior to the stock acquisition date. After the five year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder's stock acquisition date or certain fair price provisions are satisfied. Our certificate of incorporation prohibits certain business combinations between an interested shareholder and the bank unless certain conditions are met, such as approval of the transaction by a majority of certain disinterested directors.

     CONSIDERATION OF ACQUISITION PROPOSALS. The Business Corporation Act provides that in determining whether a proposal or offer to acquire a corporation is in the best interest of the corporation, the board may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the proposed action on the corporation's employees, suppliers, creditors and customers; (b) the effects on the community in which the corporation operates; and (c) the long-term as well as short-term interest of the corporation and its shareholders, including the possibility that those interests may be served best by the continued independence of the corporation. The statute further provides that if, based on those factors, the board determines that any such offer is not in the best interest of the corporation, it may reject the offer. These provisions may make it more difficult for a shareholder to challenge the holding company's rejection of, and may facilitate the board's rejection of, an offer to acquire the holding company. The New Jersey banking laws have no similar provision regarding acquisition transactions. However, our certificate of incorporation contains a provision that allows the board of directors to consider such factors in evaluating an acquisition proposal.


     AMENDMENT OF CERTIFICATE OF INCORPORATION AND BY-LAWS. Generally, our certificate of incorporation may be amended by approval of the board and by the holders of at least two-thirds of the capital stock entitled to vote. Generally, the holding company's certificate of incorporation may be amended upon approval by the board and by shareholders holding a majority of the shares voted at a properly convened shareholders' meeting. However, under the holding company's certificate of incorporation, amendment of the following provisions will require either (i) the approval of 75% of the entire board and of shareholders holding a majority of the shares voted at a properly convened shareholders' meeting or
(ii) the approval of a majority of the board and of 75% of the outstanding voting shares:

      o    Article V, the classification of the board;

      o Article VII, precluding shareholder action to be taken by written consents, except as otherwise required by Section 14A:5-6(1) of the Business Corporation Act;

      o Article IX, exculpating directors and officers from claims by the holding company and the shareholders; and

      o    Article X, amendments of the certificate of incorporation.


     Generally, our by-laws and the holding company's by-laws may be made, altered and repealed by the shareholders or the board.

     ADDITIONAL CHANGE IN CONTROL REGULATION. An entity or group of individuals would be required to obtain approval from federal and state banking regulators for an acquisition of direct or indirect control of the bank. See "REGULATION AND SUPERVISION--Federal Bank Holding Company Regulation--Acquisition of Control" and "-- New Jersey Bank Holding Company Regulation--Acquisition of Control."

     The Securities Exchange Act of 1934, commonly referred to as the Exchange Act, requires that a purchaser of any class of a corporation's securities registered under the Exchange Act notify the SEC and such corporation within ten days after its purchases exceed 5% of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to materially alter the corporation's business or corporate structure. In addition, any tender offer to acquire a corporation's securities is subject to the limitations and disclosure requirements of the Exchange Act.


             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     The following summary describes the material United States federal income tax consequences of the acquisition and exchange. This discussion is based on provisions of the Internal Revenue Code of 1986, federal income tax regulations and administrative and judicial interpretations of the code and those regulations, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be applicable to shareholders of the bank in light of their particular circumstances or to bank shareholders subject to special treatment under United States federal income tax law, including, without limitation:

      o    partnerships and other pass-through entities;

      o foreign persons who may be subject to tax under the provisions of the Foreign Investment in Real Property Tax Act of 1980;

      o    certain financial institutions;

      o    insurance companies;

      o    tax-exempt entities;

      o    dealers in securities or foreign currencies;

      o traders in securities that elect to apply a mark-to-market method of accounting;

      o    certain United States expatriates;

      o persons that hold stock of the bank as part of a straddle, hedge, conversion transaction or other integrated investment;

      o shareholders of the bank whose functional currency is not the United States dollar; and

      o shareholders of the bank who acquired bank stock through the exercise of employee stock options or otherwise as compensation or for property other than bank stock.

     Furthermore, this summary does not discuss any aspect of state, local or foreign taxation, or any aspect of United States federal tax laws other than the United States federal income tax. Because this discussion does not address tax consequences which may vary with your individual circumstances, we strongly urge you to consult your own tax advisor as to the specific United States federal, state, local or foreign income or other tax consequences of the acquisition and exchange to you.

     This discussion is limited to shareholders of the bank that hold their shares of bank stock as capital assets. A shareholder of the bank holds shares of bank stock as capital assets unless that shareholder holds the stock as stock in trade, or other property of a kind which would properly be included in the shareholder's inventory if on hand at the close of the taxable year, or primarily for sale to customers in the ordinary course of the shareholder's trade or business.

    This discussion does not address the tax consequences to shareholders of exercising their dissenters rights with respect to any shares of the bank's common stock. Any bank shareholder considering exercising such rights should consult his or her tax advisor for specific advice with respect to the federal income tax consequences thereof.

     The consummation of the acquisition and exchange was conditioned, in part, upon the receipt of an opinion from Lowenstein Sandler PC that the acquisition and exchange will constitute a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code. We have received the opinion of Lowenstein Sandler PC that the acquisition and exchange will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. That opinion has been based upon law existing on the date of the opinion and relies on certain facts, assumptions, limitations, representations and covenants including those contained in representation letters executed by officers of the holding company and the bank that, if incorrect in certain material respects, would jeopardize the conclusions reached by Lowenstein
Sandler PC in its opinion. The tax opinion does not bind the Internal Revenue Service, nor does it prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling will be requested from the Internal Revenue Service in connection with the acquisition and exchange.

     If the Internal Revenue Service were successful in challenging the status of the acquisition and exchange as a tax-free reorganization, the tax consequences to you described below would not, in general, apply and you would be required to recognize gain or loss as a result of the acquisition and exchange in an amount equal to the difference between your basis in your bank stock and the fair market value, as of the effective date of the acquisition and exchange, of the shares of holding company common stock that you receive.

     The following material United States federal income tax consequences will result from the qualification of the acquisition and exchange as a reorganization within the meaning of Section 368(a) of the Internal Revenue
Code:

      o you will not recognize any gain or loss upon your receipt of holding company common stock in the acquisition and exchange;

      o the aggregate tax basis of the holding company common stock received by you as a result of the acquisition and exchange will be the same as the aggregate tax basis of the bank stock you surrender in the acquisition and exchange;

      o the holding period of the holding company common stock received by you in the acquisition and exchange will include the period during which you held the bank stock exchanged therefor; and

      o neither the holding company nor the bank will recognize gain or loss as a result of the acquisition and exchange.


              ACCOUNTING TREATMENT OF THE ACQUISITION AND EXCHANGE


     The acquisition and exchange is expected to be characterized as and treated as if it were a "pooling of interests," rather than a "purchase," for financial reporting and related purposes, with the result that the historical accounts of the bank and the holding company will be combined for all periods presented. Since the holding company has no historical financial statements, following the acquisition and exchange the holding company's consolidated financial statements will be the same as those for the bank prior to the acquisition and exchange.


                           MARKET FOR THE COMMON STOCK


     Although there is an established market for our common stock which is currently quoted on the NASDAQ National Market System under the symbol "TCNJ," as a newly formed company, the holding company has never publicly issued capital stock and consequently there is no established market for its common stock. It is expected that the holding company's common stock will be at least as liquid as our common stock because the number of outstanding shares of the holding company's common stock following the acquisition and exchange will approximate the number of shares of our common stock prior to the acquisition and exchange. However, there can be no assurance that an active and liquid trading market for the holding company's common stock will develop or, if developed, will be maintained.

     We expect that the holding company's common stock will be quoted on the NASDAQ National Market System under the symbol "TBNK." The holding company expects to retain our market makers for the common stock, but there can be no assurance that the holding company will be able to retain these market makers. NASDAQ requires that a listed company maintain at least two market makers in its stock. Failure to do so could result in the delisting of the holding company's stock.


     Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the holding company, the bank or any market maker. Since there can be no assurance that an active and liquid trading market for the holding company's common stock will develop or that, if developed, will continue, investors in the holding company's common stock could have difficulty disposing of their shares and should not view the holding company's common stock as a short-term investment. The absence of an active and liquid trading market for the holding company's common stock could affect the price and liquidity of the holding company's common stock.

     At October 31, 2003, there were 18,347,122 shares of our common stock outstanding which were held of record by approximately 4,000 shareholders. The following table shows, for the periods indicated, the high and low closing per share sales price of our common stock as reported on the NASDAQ National Market System and the dividends declared on our common stock.


                                                                              PRICE RANGE
                                                                       ----------------------
                                                                                                            DIVIDENDS
                  QUARTER ENDED                                         HIGH                LOW             PER SHARE
                  -------------                                       -------              ------            --------
Year Ended December 31, 2001
   First Quarter .................................................     $18.25              $11.81             $0.14
   Second Quarter ................................................      23.50               15.75              0.14
   Third Quarter .................................................      25.10               21.45              0.14
   Fourth Quarter ................................................      26.84               21.70              0.15

Year Ending December 31, 2002
   First Quarter .................................................      24.56               20.91              0.15
   Second Quarter ................................................      27.28               23.05              0.15
   Third Quarter .................................................      27.28               23.25              0.15
   Fourth Quarter ................................................      28.93               22.50              0.16

Year Ending December 31, 2003
   First Quarter .................................................      30.50               26.76              0.16
   Second Quarter ................................................      33.00               26.83              0.16
   Third Quarter .................................................      33.85               29.85              0.18
   Fourth Quarter (through November 24, 2003) ....................      34.49               30.31              0.18

   As of November 24, 2003, the closing price of our common stock was $34.49.



                                 DIVIDEND POLICY


     The holding company's board will have the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. Declarations of dividends by the board, if any, will depend upon a number of factors, including investment opportunities available to us and the holding company, capital requirements, regulatory limitations, our consolidated results of operations, financial and tax considerations and general economic conditions. We expect that the holding company will receive an initial cash infusion from us in the amount of $100,000. Shortly after consummation of the acquisition and exchange, our management expects to make a capital distribution of $5.0 million to the holding company, which may be used by the holding company after the acquisition and exchange to, among other things, fund the payment of cash dividends, if any are declared. No assurances can be given that dividends will be paid.

     The holding company expects that it will be necessary to rely on the bank for the funds necessary to pay dividends. There are significant regulatory limitations on our ability to pay dividends. An insured depository institution may not make a capital distribution if, following such distribution, the institution will be "undercapitalized" as that term is defined for purposes of the prompt corrective action provisions of federal banking law. In addition, FDIC regulations limit the ability of commercial banks to pay dividends and make other capital distributions according to the institution's level of capital and income, with the greatest flexibility afforded to institutions that meet or exceed their capital requirements. Capital distributions include cash dividends, payments to repurchase, redeem, retire or otherwise acquire an institution's shares, payments to shareholders of another institution in a cash-out merger, other distributions charged against capital and any other transaction that the FDIC determines to entail a payout of capital. The FDIC also may prohibit a proposed capital distribution that would otherwise be permitted by regulation if the FDIC determines that the distribution would constitute an unsafe or unsound practice. Although currently we are in compliance with all capital ratios, there can be no assurance that this will continue or that the FDIC will not otherwise prevent us from paying dividends or otherwise making capital distributions.

     Unlike us, the holding company is not subject to FDIC regulatory restrictions on the payment of dividends to its shareholders, although the source of such dividends will be, at least in part, dependent upon dividends from the bank in addition to the net proceeds retained by the holding company and earnings thereon. The holding company is subject to the requirements of New Jersey law, which generally limit dividends to amounts which will not render the corporation insolvent, as well as the regulation of the holding company described under "REGULATION AND SUPERVISION--Federal Bank Holding Company Regulation--Capital; Dividends; Share Repurchases; Source of Strength."


                      PRO FORMA CONSOLIDATED CAPITALIZATION


     The following table presents our capitalization as of September 30, 2003 and the pro forma consolidated capitalization of the holding company and its subsidiary, the bank, as of September 30, 2003, as adjusted to give effect to the acquisition and exchange as described in this proxy statement-prospectus.


                                                                             BANK                          BANCORP AND SUBSIDIARY
                                                                 -----------------------------         -----------------------------
                                                                   SHARES            AMOUNT              SHARES            AMOUNT
                                                                 ----------       ------------         ----------       ------------
Stockholders' Equity:
Preferred Stock, par value $2.00 per share:
   Authorized ..........................................             60,000                 --          8,000,000                 --
   Issued and outstanding ..............................                 --                 --                 --                 --
Common Stock, par value $2.00 per share:
   Authorized ..........................................         72,000,000                 --         72,000,000                 --
   Issued and outstanding ..............................         18,350,922       $ 36,702,000         18,350,922       $ 36,702,000
Additional paid-in-capital .............................                            29,008,000                            29,008,000
Retained earnings ......................................                           190,083,000                           190,083,000
Accumulated other comprehensive income .................                            13,796,000                            13,796,000
Total stockholders' equity .............................                           269,589,000                           269,589,000



                         BUSINESS OF THE HOLDING COMPANY


GENERAL

     The holding company is a business corporation that was organized under the laws of the State of New Jersey in July 2002. The only office of the holding company, and its principal place of business, is located at our headquarters at 35 Journal Square, Jersey City, New Jersey 07306. The holding company's telephone number is (201) 420-2500.

     The holding company was organized for the purpose of becoming the holding company of The Trust Company of New Jersey. On the effective date, we will become a wholly-owned subsidiary of the holding company, which will become a bank holding company, and each of our shareholders will, subject to the exercise of dissenters' rights, become a shareholder of the holding company without any change in the number of shares owned or in respective ownership percentages.

     The holding company has not yet undertaken any operating business activities and does not currently propose to do so. In the future, the holding company may become an operating company or acquire other commercial banks, thrift institutions or bank holding companies, or engage in or acquire such other activities or businesses as may be permitted by applicable law, although there are no present plans or intentions to do so.

     Subject to regulatory approval and/or consent, it is expected that the holding company will receive an initial cash infusion from us in the amount of $100,000 and shortly after consummation of the acquisition and exchange, we will transfer to the holding company cash and/or investment securities having a value of $5.0 million to be used for working capital and other purposes. Additional financial resources may be available to the holding company in the future through borrowings, debt or equity financings, or dividends from acquired entities or new businesses. Some or all of the foregoing will be subject to compliance with certain regulatory restrictions. In particular, dividends from the bank to the holding company will be subject to regulatory limitations.

     Because the holding company is a newly formed corporation with no operating history, historical information with respect to legal proceedings, dividends, management's discussion of operations, financial data or accountants is not available. There is currently no established public trading market on which the holding company's stock is traded and the holding company does not have any record of paying dividends. See "DESCRIPTION OF THE HOLDING COMPANY'S CAPITAL STOCK," "MARKET FOR THE COMMON STOCK" and "DIVIDEND POLICY."

PROPERTY

     Initially, the holding company will neither own nor lease any real or personal property but will utilize our premises and property without the payment of any rental fees to us.

COMPETITION

     It is expected that for the near future the holding company's primary business will be the ongoing business of the bank. Therefore, the competitive conditions to be faced by the holding company will be the same as those faced by us. In addition, many banks and financial institutions have formed, or are in the process of forming, holding companies. It is likely that these holding companies will attempt to acquire commercial banks, thrift institutions or companies engaged in bank-related activities. Thus, the holding company will face competition in undertaking any such acquisitions and in operating subsequent to any such acquisitions. See "BUSINESS OF THE BANK--Competition."

EMPLOYEES

     At the present time, the holding company does not intend to have any employees other than its management. See "MANAGEMENT OF THE HOLDING COMPANY." It will utilize our support from time to time without the payment of any fees. If the holding company acquires other financial institutions or pursues other lines of business, it may at such time hire additional employees.


                              BUSINESS OF THE BANK


GENERAL


     Founded in 1896, The Trust Company of New Jersey is a New Jersey commercial bank that offers a full variety of services to meet the needs of its communities. Our headquarters are located in Jersey City, New Jersey. Our market area primarily consists of northern and central New Jersey. As of September 30, 2003, we had 101 branch offices (including 50 in-store branches) in the following counties: Bergen, Essex, Hudson, Mercer, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Union and Warren, New Jersey and Rockland County, New York and we had consolidated assets, deposits and stockholders' equity of $4.3 billion, $3.4 billion and $269.6 million, respectively.

OUR PRODUCTS AND SERVICES

     Our principal business is to generate net interest income by accepting deposits from our customers and investing those deposits, together with funds from borrowings and ongoing operations, in loans and a variety of investments. We offer our customers a full range of traditional commercial and retail banking services, as well as insurance, investment and trust products and services.

      o DEPOSIT PRODUCTS. We offer a variety of deposit products, including regular savings, demand accounts, NOW accounts, money market deposit accounts, holiday clubs, vacation clubs and certificates of deposits. We seek to attract deposits through our branch network rather than from outside our market area. We have expanded our retail franchise by doubling the number of branches in operation over the past five years. We also hold deposits from various municipal and other governmental entities. Historically, we have not accepted deposits from brokers. Our deposits totaled $3.4 billion at September 30, 2003.

      o LENDING ACTIVITIES. The bank is recognized as a leader in residential and commercial real estate lending, as well as automobile financing-- offering customers commercial loans, small business financing, commercial and residential mortgage loans, home equity loans, construction loans, asset-based loans and consumer loans. At September 30, 2003, our total loan portfolio, excluding loans held for sale, totaled $2.0 billion, 8.3% of which consisted of commercial loans, 25.6% of which consisted of residential mortgage loans, 27.4% of which consisted of commercial mortgage loans, and 34.4% of which consisted of automobile and direct consumer loans. Residential mortgage loans held for sale amounted to $95.5 million at September 30, 2003.

           We have maintained superior asset quality. At September 30, 2003, our ratio of non-performing assets -- consisting of non-accruing loans, restructured loans and other real estate owned -- to total assets was 0.21% and the ratio of our allowance for loan losses to non-performing loans was 195.2%.

      o FINANCIAL AND FIDUCIARY SERVICES. Our financial services include mortgage servicing, safe deposit rentals, the issuance of domestic and foreign letters of credit, wire transfer, collection and night depository services. We also offer automated payroll and lock box services as well as rent security computer services for our commercial customers.

      o TRUST SERVICES. The bank's trust department offers corporate and personal services, including IRA and Keogh Plans, estate services, custodian and corporate trusteeships, pension and profit sharing trust services and corporate paying agent services.

      o INVESTMENT ACTIVITIES. In order to diversify our assets, manage cash flow, obtain yield and maintain the minimum levels of liquid assets required by regulatory authorities, we invest in investment securities, which generally include sales of federal funds, and purchases of federal government and agency securities, mortgage backed securities, corporate bonds, municipal bonds and commercial paper.

OUR STRATEGY FOR THE FUTURE

     Our business strategy is to grow and prosper for our shareholders while doing an exemplary job for our customers, communities and employees -- building upon the traditional values of reliability, competency and sincerity. We aim to provide first class, reliable service to customers using a variety of delivery systems that will carry us into the future and allow our customers to bank "in real time, any time, around the clock." We intend to accomplish this by:

      o GROWING OUR FRANCHISE. We plan to strategically expand our existing branch network throughout the New Jersey/metro New York area, with an emphasis on cultivating banking relationships that our customers can use both where they work and where they live. We opened our first branch in New York in 2002 and presently operate from three locations in New York. We look forward to opening our first branch in Manhattan in 2004 and seek to opportunistically expand our presence in New York City in the near term.

      o BROADENING OUR OFFERINGS. We intend to continue to diversify our revenue to generate non-interest income. We have launched an expanded annuity and mutual fund product line to our customer base and introduced "Insta-Term Life Insurance." This product allows a customer to walk into a branch, sit down with a licensed branch employee and, in the same meeting, be issued an insurance policy valued at up to $150,000, approved and effective on the spot.

           We are  launching  new  deposit  products,  focusing  on the needs of
           "seniors,"  "young"   accountholders  and  the  "wealth"  market  and
           enhancing our business banking products. These offerings include:

           o "Exclusive Banking"--tailored to meet the banking needs of those customers maintaining banking deposit relationships of $50,000 or more with us;

           o Expanded business banking services--a money market product, overdraft protection and Cash Management services, specifically designed for our business customers;

           o "Youth Banking"--products tailored to the youth market, taking them through their college years; and

           o "Senior Banking"--with an emphasis on serving the needs of our older customers.

      o STRENGTHENING OUR OPERATIONS. We are committed to developing state of the art technology for our banking delivery systems. To this end we have introduced instant issue debit cards that display a photo and embedded signature of the customer. Additionally, we are strengthening our Internet and telephone banking capabilities and plan to expand our existing ATM network.

      o DEEPENING OUR RELATIONSHIPS. Our philosophy is to provide our customers with extraordinary service while fostering the relationships between them and the bankers at Trustcompany; offering them innovative deposit products, a variety of investment and retirement products and services, and residential mortgages, and, for our commercial customers, financing corporate expansion.

      o MAINTAINING A CONSERVATIVE OUTLOOK. As we continue to manage our banking relationships and expand our business into the 21st century, we remain mindful of the risks inherent in our industry. We continue to pursue a conservative approach to the business of banking. We collateralize the bulk of our loan portfolio and we intend to continue to do so. Likewise, we do not expect to engage in the riskier aspects of the banking business -- such as sub-prime lending, syndicating loans and foreign lending and investment.

LENDING ACTIVITIES

     GENERAL. The bulk of our lending business consists of residential, commercial and construction loans secured by real estate. We also offer a full range of secured and unsecured lending products to commercial and industrial entities and individuals. We operate in accordance with guidelines approved by our board of directors that address loan types, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations, compliance with laws and regulations and limitations on loans to one borrower. In addition, our loan policy outlines the appraisal requirements when funding a loan secured by real estate and also covers the requirements for appraisals on renewals. The bank's legal lending limit as of September 30, 2003 was $39.9 million. These policies are reviewed and re-approved at least annually by our board of directors. We have focused our lending activities on the types of loans that we believe will be most in demand by our target customers.

     Our total loans, excluding loans held for sale, were $2.016 billion at September 30, 2003, compared to $1.791 billion at December 31, 2002 and $1.819 billion at December 31, 2001. Loans held for sale amounted to $95 million at September 30, 2003, $251 million at December 31, 2002 and zero at December 31, 2001. In addition, we sold or securitized loans of $482 million during the nine months ended September 30, 2003, $369 million for the twelve months ended December 31, 2002 and $167 million for the twelve months ended December 31, 2001.

     LOAN PORTFOLIO COMPOSITION. The following table sets forth selected data relating to the composition of our loan portfolio, excluding loans held for sale, by type of loan at the dates indicated.



                                          AT
                                       SEPTEMBER
                                          30,                             AT DECEMBER 31,
                                       ---------  ----------------------------------------------------------------
                                                                (RESTATED)  (RESTATED)   (RESTATED)   (RESTATED)
                                                                 ---------   ---------    ---------    ---------
                                         2003        2002          2001        2000         1999         1998
                                       ---------  ----------    ----------  ----------    ---------    ---------
                                                                   ($ IN THOUSANDS)
Commercial, financial and
   agricultural loans .............   $ 167,561    $ 134,001    $ 128,189    $ 116,015     $ 84,292     $ 81,236
Consumer installment loans (1) ....     692,990      659,186      569,942      498,146      431,360      375,021
Real estate construction loans ....      88,064       65,406       93,327       75,662       86,188       73,418
Mortgage loans:
   Commercial mortgage loans ......     552,196      627,678      574,117      444,764      394,809      290,542
   Residential mortgage loans .....     515,106      321,411      488,730      525,205      574,961      409,185
                                     ----------   ----------   ----------   ----------   ----------   ----------
     Total mortgage loans .........   1,067,302      949,089    1,062,847      969,969      969,770      699,727
                                     ----------   ----------   ----------   ----------   ----------   ----------
Total loans .......................  $2,015,917   $1,807,682   $1,854,305   $1,659,792   $1,571,610   $1,229,402
                                     ==========   ==========   ==========   ==========   ==========   ==========

      (1) Includes automobile and direct consumer loans.


     LOAN MATURITY SCHEDULES. Approximate maturities of the bank's loan categories as of September 30, 2003 are summarized in the following chart. Maturities have been determined based upon contractual terms, except that maturities within one year include loans which will be renewed/rolled over or extended in the normal course of business. Of the loans which are due after one year, those with predetermined interest rates amounted to approximately $1.551 billion and those with floating or adjustable interest rates amounted to approximately $233 million.


                                                                                  MATURITIES
                                                             ---------------------------------------------------
                                                                 WITHIN                     OVER
                                                                 1 YEAR      1-5 YEARS     5 YEARS      TOTAL
                                                                ---------    ---------    ---------  -----------
                                                                               ($ IN THOUSANDS)
Commercial, financial and agricultural loans ................   $106,807     $ 50,856       $ 9,898    $ 167,561
Consumer installment loans ..................................     24,918      511,330       156,742      692,990
Real estate construction loans ..............................     60,827       27,237            --       88,064
Mortgage loans:
   Commercial mortgage loans ................................     31,702      117,236       403,258      552,196
   Residential mortgage loans ...............................      7,088       14,451       493,567      515,106
                                                                --------     --------    ----------    ---------
     Total mortgage loans ...................................     38,790      131,687       896,825    1,067,302
                                                                --------     --------    ----------    ---------
Total loans .................................................   $231,342     $721,110    $1,063,465   $2,015,917
                                                                ========     ========    ==========    =========


     Scheduled contractual principal repayments of loans do not necessarily reflect the actual life of such assets. The expected life, often referred to as average life, of long-term loans is substantially less than their contractual terms due to prepayments. In addition, due-on-sale clauses in most of our loans generally give us the right to declare a loan due and payable in the event, among other things, that a borrower sells the real property subject to a mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and tends to decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.


     LOAN SALES. It is our intent when a loan is originated to hold it until it matures or pays off. However, as part of management's effort to increase revenue, reduce credit and interest-rate risk and strengthen the bank's capital, we may, based upon market conditions, designate selected 1-4 family residential mortgage loans to be sold or securitized. Residential mortgages identified as held for sale are segregated in the statement of condition and carried at the lower of aggregate cost or market. When the loans are sold or securitized and sold, we allocate the cost of the loan between the respective fair values of servicing and loan principal. Any excess or deficiency of sale proceeds over the remaining loan principal is recorded in other income as gain (loss) on sales of securitizations and loans. When loans are securitized and held by the bank, the loan principal balances are transferred to the bank's securities available for sale portfolio at the lower of cost or market. These securities are then marked-to-market with any adjustment recorded in other comprehensive income.

     REAL ESTATE LOANS. Real estate loans represent our greatest concentration of loans. We make real estate loans for the purchase, construction and refinancing of 1-4 family and commercial properties. Our real estate loans totaled $1.155 billion at September 30, 2003, representing 57% of our total loans outstanding.

     We pursue an aggressive policy of evaluating and monitoring any real estate loan that becomes troubled, including reappraisal when appropriate. We recognize and reserve for potential exposures as soon as identified. However, our ability to minimize losses on foreclosed properties is affected by each property's individual nature and characteristics, the status of the real estate market at the time, general economic conditions and other factors.

     RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans include loans secured by first or second mortgages on 1-4 family residences and totaled $515 million at September 30, 2003. These loans are generated directly by the bank through both our branch staff and a dedicated sales force aided by referrals from real estate agents, builders, attorneys, and financial planners. Substantially all of our residential loans are secured by properties located within our market area, although we have made loans secured by properties outside our market area to qualifying existing customers. Of our residential mortgage loans as of September 30, 2003, 20% have variable rates of interest while 80% have fixed interest rates.

     Our 1-4 family residential loans are originated with maturities ranging up to 30 years. These loans are either fully amortizing with monthly payments sufficient to repay the total amount of the loan or amortizing with a balloon feature, typically due in fifteen years or less. We review information concerning the income, financial condition, employment history and credit history when evaluating the creditworthiness of an applicant for a residential mortgage loan.


     COMMERCIAL MORTGAGE LOANS. Our commercial mortgage loans totaled $552 million at September 30, 2003. These loans are secured principally by commercial buildings for multi-family, office, retail, manufacturing, hotel and motel, self-storage, and warehouse space. Generally, when we underwrite commercial mortgage loans, we require the personal guaranty of borrowers and a demonstrated cash flow capability sufficient to service the debt. Loans secured by commercial real estate may be larger and involve a greater degree of risk than 1-4 family residential mortgage loans, and payments on such loans are often dependent on the successful operation or management of the properties and the underlying business. We make commercial mortgage loans at both fixed and variable rates for terms up to 20 years with balloon maturities or rate resets at 5, 10, or 20 years. Of our commercial mortgage loans, as of September 30, 2003, 8% have variable rates of interest while 92% have fixed interest rates.

     CONSTRUCTION LOANS. We originate 1-4 family residential construction loans for the construction of custom homes (where the home buyer is the borrower and we have pre-approved the permanent financing), and we also provide construction financing to builders. We lend to builders who have demonstrated a favorable record of performance and profitable operations and who are building in our market area. We also make commercial real estate construction loans where we are either willing to provide the permanent financing as mentioned in the preceding paragraph or with a pre-arranged permanent financing commitment from an unrelated third party. We limit our construction lending risk through adherence to established underwriting procedures. Also, we generally require documentation of all draw requests and utilize independent professionals to inspect the project prior to paying any draw requests from the builder. With few exceptions, the bank requires personal guarantees on construction loans. Construction loans aggregated $88 million at September 30, 2003.

     COMMERCIAL LOANS. At September 30, 2003, our commercial loan portfolio equaled $168 million or 8% of our total loans. Commercial loans include both secured and unsecured loans and lines of credit for working capital, expansion, and other business purposes, including asset-based loans under full or partial dominion. Short-term working capital loans generally are secured by accounts receivable, inventory or equipment. The bank also makes term loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the bank requires personal guarantees and secondary sources of repayment.


     Commercial loans generally provide greater yields and re-price more frequently than other types of loans, such as real estate loans. More frequent re-pricing means that yields on our commercial loans adjust with changes in interest rates.

     LOANS TO INDIVIDUALS. Loans to individuals include both direct and indirect automobile loans and miscellaneous secured and unsecured personal loans. Consumer loans generally can carry significantly greater risks than other loans, even if secured, when the collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. We attempt to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss and a particular focus on the collection process.

ASSET QUALITY

     NONPERFORMING ASSETS. The following table sets forth information with respect to our nonperforming assets at the dates indicated. During the five years ended December 31, 2002, and the nine months ended September 30, 2003, the bank did not participate in transactions in which a debtor transferred assets to the bank, as creditor, in exchange for a reduction of outstanding debt, other than foreclosures and other exercises of rights as a secured creditor in the ordinary course of business.



                                   AT SEPTEMBER 30,                        AT DECEMBER 31,
                                   ----------------  -------------------------------------------------------------
                                         2003         2002          2001        2000         1999         1998
                                        -------      -------      -------      -------      -------      -------
                                                                    ($ IN THOUSANDS)
Non-accrual loans (1) .................  $5,295      $ 4,339      $ 5,621      $ 5,136      $ 6,628      $10,690
Other real estate owned (2) ...........   3,628        9,846       13,387       15,905       17,941       18,289
                                         ------      -------      -------      -------      -------      -------
   Total non-performing assets ........  $8,923      $14,185      $19,008      $21,041      $24,569      $28,979
                                         ======      =======      =======      =======      =======      =======
Loans contractually past due 90
   days or more as to principal or
   interest and still accruing interest   $ 652      $ 1,112        $ 881        $ 898        $ 613        $ 787
                                         ======      =======      =======      =======      =======      =======


      (1) Non-accrual status denotes any loan where the delinquency exceeds 90 days past due and in the opinion of management the collection of additional interest is doubtful. After a careful review of individual loan history and related collateral by management, the loan may continue to accrue interest. If, however, in the opinion of management, the collection of additional interest is doubtful, the loan will remain in non-accrual status. Payments received on a non-accrual loan are either applied to the outstanding principal balance or recorded as interest income, depending on our assessment of the collectibility of the loan. During 2002, gross interest income of $384,000 would have been recorded on loans accounted for on a non-accrual basis at the end of the year if the loans had been current throughout the year. Instead, interest on such loans included in income during 2002 amounted to $270,000.

      (2) Other real estate owned represents property acquired by us through foreclosure or repossession or as an in-substance foreclosure. These assets are recorded at the lower of their fair value or the unpaid principal balance plus unpaid accrued interest of the related loans. The $6.2 million decline in other real estate owned during the nine months ended September 30, 2003 was due to $4.0 million of sales of property and $2.2 million of writedowns of various properties to revised appraised values.

     On the dates presented in the table above, the bank did not have any troubled debt restructurings, as defined under Statement of Financial Accounting Standards No. 15, which are loans where the creditor has, for economic or legal reasons, granted concessions to the debtor that the creditor would not otherwise consider.

     Our ratio of non-accrual loans to loans held in portfolio was 0.26% at September 30, 2003, 0.24% at December 31, 2002, and 0.30% at December 31, 2001.

     The following table summarizes the amounts of non-accrual loans by category at the dates indicated:



                                    AT SEPTEMBER 30,                       AT DECEMBER 31,
                                    ----------------  ------------------------------------------------------------
                                          2003         2002         2001        2000         1999         1998
                                         ------       ------       ------       ------       ------      -------
                                                                    ($ IN THOUSANDS)
Commercial, financial and
   agricultural loans ..............     $1,292       $1,076       $1,391        $ 974       $1,994      $ 3,637
Consumer installment loans .........        983          727          684          599          681        1,251
Real estate construction loans .....         --           --           31           95           --           --
Commercial mortgage loans ..........      1,606        1,783        1,624        1,929        2,134        1,957
Residential mortgage loans .........      1,414          753        1,891        1,539        1,819        3,845
                                         ------       ------       ------       ------       ------      -------
   Total ...........................     $5,295       $4,339       $5,621       $5,136       $6,628      $10,690
                                         ======       ======       ======       ======       ======      =======


     With regard to renegotiated loans, the amounts are immaterial for all periods shown. The bank ordinarily does not enter into agreements whereby it would reduce the principal amount of a loan, reduce the interest rate below the current market rates or extend the maturity date at a favorable interest rate. All loans for which there presently exists serious doubt as to the borrower's ability to comply with payment terms are included in one of the categories above. For additional details on properties classified as other real estate, refer to Note 11 of "Notes to the Consolidated Financial Statements."

     The following table summarizes the principal amounts of loans 90 days past due and accruing by category at the dates indicated:



                                    AT SEPTEMBER 30,                       AT DECEMBER 31,
                                    ----------------  ------------------------------------------------------------
                                          2003         2002         2001        2000         1999         1998
                                         ------       ------       ------       ------       ------      -------
                                                                    ($ IN THOUSANDS)
Commercial, financial and
   agricultural loans ................     $ --       $  300         $611         $691         $ --         $ --
Consumer installment loans ...........      559          133           35           50           28           36
Real estate constructions loans ......       --           --           --           --           --           --
Commercial mortgage loans ............       --           --           --           --           --          129
Residential mortgage loans ...........       93          679          235          157          585          622
                                           ----       ------         ----         ----         ----         ----
   Total .............................     $652       $1,112         $881         $898         $613         $787
                                           ====       ======         ====         ====         ====         ====


     With regard to impaired loans, see Note 8 of the "Notes to the Consolidated Financial Statements."

     ASSET CLASSIFICATION AND ALLOWANCES FOR LOAN LOSSES. Federal regulations require banking institutions to classify their assets on the basis of quality on a regular basis. An asset is classified as "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" designation, described as assets which do not currently expose the financial institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention. Federal or state examiners may disagree with our classifications.

     In originating loans, we recognize that credit losses will occur and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. We maintain a general allowance for loan losses based on, among other things, regular reviews of delinquencies and loan portfolio quality, character and size, our and the industry's historical and projected loss experience and current and forecasted economic conditions. We increase our allowance for loan losses by charging provisions for loan losses against our income. Federal examiners may disagree with us as to the appropriate level of our allowance for loan losses.

     We monitor our asset quality and charge off loans and properties acquired in settlement of loans against the allowance for loan losses when appropriate and provide specific loss reserves when necessary. Although we believe that we use the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.


     The determination of the adequacy of the allowance for loan losses is a critical accounting policy of the bank. In establishing the allowance for loan losses, we take into consideration probable losses that have been identified in connection with specific loans as well as losses that have not been identified but can be expected to occur. We conduct regular reviews of our loans and evaluate the need to establish general and specific allowances on the basis of this review. Our board of directors establishes general allowances on at least a quarterly basis based on an assessment of risk in our loans, taking into consideration the following:


      o     the composition and quality of the portfolio;

      o     delinquency trends;

      o     current charge-off and loss experience;

      o     the state of the real estate market; and

      o     economic conditions generally.

     We provide specific allowances for individual loans, or portions of loans, when we believe that ultimate collection is improbable based on the current payment status of the loan and the fair value or net realizable value of the security for the loan. At the date of foreclosure or other repossession or at the date that we determine that a property is an impaired property, we transfer the property to a category referred to as "other real estate owned" and book that property at fair value, less estimated selling costs. By the term "fair value," we mean the amount in cash or cash-equivalent value of other consideration that a real estate parcel would yield in a current sale between a willing buyer and a willing seller. At September 30, 2003, we held $3.6 million, net of allowances, in other real estate owned. When the bank forecloses on a property, we charge any amount of cost in excess of fair value against the allowance for loan losses. We also record an allowance for estimated selling costs of the property immediately after foreclosure. Subsequent to acquisition, we periodically re-evaluate the property and establish an additional allowance if the estimated fair value of the property, less estimated costs to sell, declines. If, upon ultimate disposition of the property, net sales proceeds exceed the net carrying value of the property, we record a gain on the sale of real estate.

     An analysis of loan loss experience follows for the periods set forth below. The bank aims to keep its allowance for loan losses at a level that is adequate to provide for probable and reasonably estimable loan losses. The level of the allowance is reviewed and adjusted by management on a quarterly basis and includes an evaluation of non-performing loans, loan loss experience, economic conditions, the composition of the loan portfolio and other relevant factors.

                                              AT OR FOR THE NINE
                                                 MONTHS ENDED
                                                 SEPTEMBER 30,                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                            ----------------------   --------------------------------------------------------------
                                              2003         2002         2002         2001         2000         1999         1998
                                            ---------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                   ($ IN THOUSANDS)
Average total loans outstanding .........   $2,085,419   $1,874,574   $1,890,744   $1,788,505   $1,636,913   $1,356,725   $1,212,909
                                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
Allowance for loan losses at beginning
   of period ............................   $   9,971   $    9,749   $    9,749   $    8,517   $    8,533   $    8,778   $    8,984
Loans charged off during the period:
Commercial, financial and agricultural
   loans ...............................         (709)        (271)      (1,366)         (84)        (397)         (67)        (382)
Consumer installment loans ..............      (3,135)      (1,328)      (2,404)      (1,768)      (1,728)      (2,550)      (3,079)
Real estate construction loans ..........        --           --           --           --           --           --             (4)
Commercial mortgage loans ...............        --           --           --           (584)         (60)        --            (27)
Residential mortgage loans ..............          (5)        (289)        (290)        --           (316)        (124)         (60)
Recoveries during period of losses
   previously charged off:
Commercial, financial and agricultural
   loans ................................         216           98           85           54           60           47          155
Consumer installment loans ..............       1,384          861        1,166        1,314        1,173        1,203        1,300
Real estate construction loans ..........        --           --           --           --           --           --            574
Commercial mortgage loans ...............          14           54          831           66        1,871           32           43
Residential mortgage loans ..............        --           --           --             34         --             14           74
                                            ---------   ----------   ----------   ----------   ----------   ----------   ----------
Net loans charged off during period .....      (2,235)        (875)      (1,978)        (968)         603       (1,445)      (1,406)
                                            ---------   ----------   ----------   ----------   ----------   ----------   ----------
Additions to (deductions) from allowance
   for loan losses charged (credited) to
   expense during period ................       2,600          900        2,200        2,200         (619)       1,200        1,200
                                            ---------   ----------   ----------   ----------   ----------   ----------   ----------
Allowance for loan losses at end of period  $  10,336   $    9,774   $    9,971   $    9,749   $    8,517   $    8,533   $    8,778
                                            =========   ==========   ==========   ==========   ==========   ==========   ==========
Ratio of net charge-offs to average
   loans outstanding for period(1) ......        0.14%        0.06%        0.10%        0.05%       (0.04)%       0.11%        0.12%
                                            =========   ==========   ==========   ==========   ==========   ==========   ==========
Ratios of allowance for loan losses to total
   loans (net of unearned income) outstanding
   at end of period .. ..................        0.51%        0.54%        0.49%        0.54%        0.53%        0.56%        0.74%
                                            =========   ==========   ==========   ==========   ==========   ==========   ==========


-------------------
      (1) Ratios for the interim periods have been annualized.

     The following tables show a breakdown of the allowance for loan losses by major loan category as well as the percentage of loans in each category to total loans as of the dates indicated. The allocation of the allowance for loan losses to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.


                                              AT SEPTEMBER 30,                           AT DECEMBER 31,
                                              ----------------   -----------------------------------------------------------------
                                                   2003           2002           2001          2000           1999           1998
                                                 -------        -------        -------        -------        -------        -------
                                                                          ($ IN THOUSANDS)
DOLLAR AMOUNT OF
ALLOWANCE FOR LOAN LOSSES
-------------------------
Commercial, financial and
   agricultural loans ....................       $ 2,153        $ 1,412        $ 1,012        $ 1,114        $   792        $   739
Consumer installment loans ...............         5,075          5,344          3,622          4,447          5,357          4,728
Real estate construction loans ...........           446            213            294            269            235            205
Commercial mortgage loans ................         1,660          1,704          1,196          1,037          1,375          1,467
Residential mortgage loans ...............           264            317            277            252            363            256
Unallocated ..............................           738            981          3,348          1,398            411          1,383
                                                 -------        -------        -------        -------        -------        -------
   Total .................................       $10,336        $ 9,971        $ 9,749        $ 8,517        $ 8,533        $ 8,778
                                                 =======        =======        =======        =======        =======        =======
PERCENTAGE OF LOANS IN
CATEGORY TO TOTAL LOANS
-----------------------
Commercial, financial and
   agricultural loans ....................           8.3%           6.5%           7.0%           7.0%           5.4%           6.6%
Consumer installment loans ...............          34.4           32.0           30.3           30.0           27.4           30.5
Real estate construction loans ...........           4.4            3.2            5.1            4.6            5.5            6.0
Commercial mortgage loans ................          27.3           30.5           31.1           26.8           25.1           23.6
Residential mortgage loans ...............          25.6           27.8           26.5           31.6           36.6           33.3
                                                 -------        -------        -------        -------        -------        -------
   Total .................................         100.0%         100.0%         100.0%         100.0%         100.0%         100.0%
                                                 =======        =======        =======        =======        =======        =======


     While we believe that we have established our allowance for loan losses in accordance with generally accepted accounting principles, we cannot assure you that regulators, in reviewing our assets, will not make us increase our allowance for loan losses, thereby negatively affecting our reported financial condition and results of operations.

INVESTMENT ACTIVITIES


     We are  permitted to make certain  investments,  including  investments  in securities issued by various federal agencies and state and municipal governments, deposits at the Federal Home Loan Bank of New York, certificates of deposit in federally insured institutions, certain bankers' acceptances and Federal funds. We may also invest, subject to certain limitations, in short term corporate obligations referred to as "commercial paper" and certain other types of corporate debt securities and mutual funds. We are required to maintain a minimum amount of liquid assets that may be invested in cash and specified securities.


     We invest in investment securities in order to diversify our assets, manage cash flow, manage interest rate sensitivity, obtain yield and maintain the minimum levels of liquid assets required by regulatory authorities. Such investments generally include sales of federal funds, and purchases of federal government and agency securities, mortgage backed securities, corporate bonds, municipal bonds and commercial paper.

     At the time of purchase, securities are classified as either held to maturity or available for sale. The bank does not purchase securities for trading purposes. The appropriateness of these classifications is reassessed at each reporting date.

     Debt securities for which management has the intent and the bank has the ability to hold to maturity are classified as "held to maturity." These securities are reported at cost, adjusted for amortization of premiums and accretion of discounts, using the level-yield method over the term of the security.

     Securities that are to be held for an indefinite period of time are classified as securities available for sale and are carried at market value. Securities available for sale include securities that management intends to use as part of the bank's asset/liability management strategy and that may be sold to provide liquidity, satisfy customer loan demand or in response to changes in interest rates, prepayment risks and similar factors. Unrealized holding gains and losses for available for sale securities are included in accumulated other comprehensive income (loss) as a component of stockholders' equity, net of related income taxes. Upon sale, such gains or losses are included in earnings using the specific identification method. When a decline in a security's estimated fair value is determined to be other than temporary, the security is written down to its estimated fair value through a charge to earnings.

                                                               AT SEPTEMBER 30,                      AT DECEMBER 31,
                                                               ----------------     ------------------------------------------------
SECURITIES AVAILABLE FOR SALE                                       2003               2002               2001              2000
-----------------------------                                    ----------         ----------         ----------         ----------
                                                                                         ($ IN THOUSANDS)
U.S. treasury and government agencies ..................         $  153,020         $  400,837         $  421,954         $  577,914
Mortgage backed securities .............................            893,070          1,053,743            839,895            282,032
States and political subdivisions ......................            271,928            312,019            217,425             93,103
Trust preferred securities .............................             97,073            113,463            114,209            107,320
Federal Home Loan Bank stock ...........................             27,500             32,250             30,000             15,144
Other ..................................................             15,993             14,753                998               --
                                                                 ----------         ----------         ----------         ----------
   Total securities available for sale .................         $1,458,584         $1,927,065         $1,624,481         $1,075,513
                                                                 ==========         ==========         ==========         ==========
SECURITIES HELD TO MATURITY
---------------------------
U.S. government agencies ...............................         $       --         $       --         $   54,881         $  500,336
Trust preferred securities .............................             52,479             52,636             52,845             32,899
                                                                 ----------         ----------         ----------         ----------
   Total securities held to maturity ...................         $   52,479         $   52,636         $  107,726         $  533,235
                                                                 ==========         ==========         ==========         ==========

     Maturities and weighted average interest rates of the securities portfolio at September 30, 2003 are illustrated below. Maturities are based upon contractual terms, except for mortgage backed securities that are based upon expected maturities. The method used to calculate the weighted average rates was to add the interest for each individual security and divide the total by the par value. The weighted average rates have been calculated on a tax-equivalent basis. Actual maturities may differ from contractual maturities reported below because debt securities issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                   U.S. TREASURY       MORTGAGE         STATES            TRUST         FEDERAL HOME
                                   AND GOVERNMENT       BACKED       AND POLITICAL      PREFERRED          LOAN BANK
SECURITIES AVAILABLE FOR SALE          AGENCIES       SECURITIES      SUBDIVISIONS      SECURITIES          STOCK           OTHER
-----------------------------      --------------     ----------     -------------      ----------      -------------      ------
                                                                 ($ IN THOUSANDS)
MATURING:
Within 1 year:
Amount .......................         $ 12,071         $465,492         $ 16,959         $    --          $    --         $     --
Rate .........................             0.96%            3.09%            3.52%             --%              --%              --%

1-5 years:
Amount .......................         $140,949         $419,288         $  6,581         $ 47,541         $    --         $ 13,886
Rate .........................             3.13%            3.03%            7.76%            7.32%             --%            4.97%

5-10 years:
Amount .......................         $    --          $  8,290         $ 23,384         $ 26,497         $    --         $     --
Rate .........................              --%             2.94%            7.65%            7.48%             --               --

Over 10 years:
Amount .......................         $    --          $    --          $225,004         $ 23,035         $ 27,500        $  2,107
Rate .........................              --%              --%             7.78%            7.70%              --%           3.72%
                                       --------         --------         --------         --------         --------        --------
     Total Book Value ........         $153,020         $893,070         $271,928         $ 97,073         $ 27,500        $ 15,993
                                       ========         ========         ========         ========         ========        ========

                                                                TRUST PREFERRED
          SECURITIES HELD TO MATURITY                             SECURITIES
          -----------------------                                ------------
                                                               ($ IN THOUSANDS)
          MATURING:
          Within 1 year:
          Amount ...........................................        $   --
          Rate .............................................            --%

          1-5 years:
          Amount ...........................................        $32,504
          Rate .............................................           7.45%

          5-10 years:
          Amount ...........................................        $11,191
          Rate .............................................           8.02%

          Over 10 years:
          Amount ...........................................        $ 8,784
          Rate .............................................           8.24%
                                                                    -------
            Total Book Value ...............................        $52,479
                                                                    =======


DEPOSIT ACTIVITY AND OTHER SOURCES OF FUNDS

     GENERAL. Deposits are the primary source of our funding for lending and other investment purposes. In addition to deposits, our sources of funding include loan principal repayments, interest payments and maturing investments. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by prevailing market interest rates and money market conditions. Borrowings may be used to supplement our available funds, and from time to time we have borrowed funds from the Federal Home Loan Bank of New York and through reverse repurchase agreements. Under these agreements, we acquire funds through the sale of securities and simultaneously commit to repurchasing the securities sold on a certain date at a specified price, which specified price is the sale price plus interest.

     DEPOSITS. We attract deposits principally from within our market area by offering a variety of deposit instruments, including passbook and statement accounts and certificates of deposit which range in term from 91 days to several years. Deposit terms vary, principally on the basis of the minimum balance required, the length of time the funds must remain on deposit and the interest rate. We generally seek to attract deposits from local residents through our branch network rather than from outside our market area. We also hold deposits from various municipal and other governmental agencies. Historically, we have not accepted deposits from brokers due to their rate sensitivity. We establish our interest rates, maturities, service fees and withdrawal penalties on deposits on a periodic basis. We determine deposit interest rates and maturities based on:

      o    our funding needs;

      o    our liquidity requirements;

      o    the rates paid by our competitors;

      o    our growth goals; and

      o    applicable regulatory restrictions and requirements.

     Our deposits have decreased 2.2% to $3.363 billion at September 30, 2003 from $3.437 billion at December 31, 2002. Deposits had increased over 11% to $3.437 billion at December 31, 2002 from $3.087 billion at December 31, 2001.

     The following tables indicate average balances of our deposits for the periods indicated:


                                                          NINE MONTHS
                                                             ENDED
                                                          SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                                                           ------------      -------------------------------------------------------
                                                              2003                 2002                 2001                2000
                                                           ----------           ----------           ----------          ----------
                                                                             ($ IN THOUSANDS)
Demand deposits ................................           $  595,251           $  528,457           $  460,147          $  400,425
   Average rate paid ...........................                 0.00%                0.00%                0.00%               0.00%
Savings deposits ...............................           $1,228,281           $1,106,007           $  751,289          $  641,576
   Average rate paid ...........................                 1.23%                1.92%                2.54%               2.46%
Other time deposits ............................           $1,522,300           $1,641,574           $1,651,875          $1,569,042
   Average rate paid ...........................                 2.48%                3.35%                5.07%               5.71%
     Total average deposits ....................           $3,345,832           $3,276,038           $2,863,311          $2,611,043
                                                           ==========           ==========           ==========          ==========
     Total average rate paid ...................                 1.58%                2.33%                3.59%               4.04%

PERCENT OF DEPOSIT
CATEGORY TO TOTAL DEPOSITS
------------------------------------------
Demand deposits ................................                 17.8%                16.1%                16.1%               15.3%
Savings deposits ...............................                 36.7                 33.8                 26.2                24.6
Other time deposits ............................                 45.5                 50.1                 57.7                60.1
                                                           ----------           ----------           ----------          ----------
     Total .....................................                100.0%               100.0%               100.0%              100.0%
                                                           ==========           ==========           ==========          ==========


     The following table summarizes the maturity of certificates of deposit and other savings and time deposits over $100,000 as of September 30, 2003.


                                                           CERTIFICATES        OTHER SAVINGS AND
                                                            OF DEPOSIT            TIME DEPOSITS
                                                         $100,000 OR MORE       $100,000 OR MORE
                                                         ----------------       -----------------
                                                                   ($ IN THOUSANDS)
     MATURING
     -----------------
     Within three months .......................             $451,583               $95,829
     After three months but within six months ..              137,892                    --
     After six months but within twelve months .               75,049                    --
     After twelve months .......................               69,794                    --
                                                             --------               -------
       Total ...................................             $734,318               $95,829
                                                             ========               =======


     At September 30, 2003, certificates of deposit of $100,000 or more and securities sold under agreements to repurchase totaled $801 million. These liabilities support the bank's interest earning assets due within one year (comprised of Federal funds sold, securities, loans and loans held for sale) of $1.136 billion.

     SHORT-TERM BORROWINGS. Savings deposits historically have been the primary source of funds for our lending, investment and general operating activities. However, we utilize FHLB advances and securities sold under agreement to repurchase to supplement our supply of lendable funds and to meet deposit withdrawal requirements. The following table sets forth certain information regarding our short-term borrowings at the dates and for the periods indicated:


                                                           NINE MONTHS
                                                              ENDED
                                                           SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                                           -------------        ---------------------------------------------------
                                                               2003                 2002                2001               2000
                                                           -----------          -----------          ----------          ----------
                                                                                    ($ IN THOUSANDS)
FHLB ADVANCES
-------------
  Average amount outstanding ...................          $  591,941           $  600,000           $  427,534          $   27,801
  Total interest cost (1) ......................              21,309               29,624               22,537               1,578
  Average interest rate paid (1) ...............                4.75%                4.87%                5.20%               5.58%
  Maximum amount outstanding at
    any month end ..............................          $  600,000           $  600,000           $  600,000          $  300,000
  Ending balance ...............................             550,000              600,000              600,000             300,000
  Weighted average interest rate on balance
    outstanding (1) ............................                4.27%                4.87%                4.87%               5.50%

SECURITIES SOLD WITH AGREEMENT TO REPURCHASE
--------------------------------------------
  Average amount outstanding ...................          $   48,178           $   39,221           $  193,694          $  793,647
  Total interest cost ..........................                 429                  678                9,287              50,149
  Average interest rate paid ...................                1.19%                1.73%                4.79%               6.32%
  Maximum amount outstanding at any
    month end ..................................          $   83,401           $   66,563           $  472,088          $  930,140
  Ending balance ...............................              62,322               66,563              134,917             314,001
  Weighted average interest rate on
    balance outstanding ........................                1.29%                1.34%                2.00%               6.41%

----------------
     (1) Includes the impact of $175 million notional amount of interest rate swaps classified as fair value hedges of specified FHLB advances.

SUBSIDIARY ACTIVITIES

     We currently have four active subsidiaries:

     1. TCB Investment Corp., for making qualified investments in municipal securities, U.S. Government securities and corporate obligations.


     2. ORAC, Inc., formerly Realty Acquisition Corporation, for the holding of foreclosed real estate.


     3. TC Financial Corp., formerly TCNJ Financial Services, Inc., for offering annuities, mutual funds and life insurance products.

     4. TC Preferred Funding, Inc., a real estate investment trust for the holding of certain of our real estate investments.

     We also have three subsidiaries that remain inactive.

COMPETITION

     We face strong competition in the communities we serve from other banking institutions as well as from other financial institutions. Banks in New Jersey and throughout the country, many of which are substantially larger than us, provide substantial competition for financial services and deposits.

     Competition for most of the services we perform has been increasing from financial institutions other than commercial banks due to the recent relaxation of regulatory restrictions. We compete for deposits with other financial institutions such as savings banks, savings and loan associations, credit unions, issuers of commercial paper and money market funds. These institutions, as well as brokerage houses, consumer finance companies, factors, insurance companies, mortgage bankers, real estate investment trusts and pension trusts, are important competitors for various other types of banking services, principally lending. There have been a number of recent mergers among local financial institutions, which have had the effect of concentrating deposit and loan activities among fewer depository institutions, and more mergers may occur in the future. In addition, personal and corporate trust and investment counseling services are offered by insurance companies, investment counseling firms and other business entities.


EMPLOYEES

     We had 1,137 full-time and 162 part-time employees as of September 30, 2003. Of these, 296 full-time and 93 part-time non-administrative employees are represented by a union, Local 153 Office and Professional Employees International Union AFL-CIO. The current collective bargaining agreement, which originally was for a term of three years, expires on November 20, 2005. Effective June 22, 1990, the collective bargaining agreement included an "Open Shop" provision.

PROPERTIES

     Our main office, 35 Journal Square, Jersey City, New Jersey, is a twelve-story, 144,000 square foot office building with street level retail establishments. We use approximately 86% of this building; the remainder is offered for rent to third-parties. In addition to our main office, as of September 30, 2003, we had 100 branch offices (50 of which were in-store locations), as well as a data processing center and a records storage facility. We own the main building and 18 of the other locations. The owned offices are free and clear of mortgages. The remaining locations are under leases that expire at various dates from 2003 to 2022.

LEGAL PROCEEDINGS

     From time to time, we are a party to various legal proceedings incident to our business. At September 30, 2003, there were no legal proceedings to which we or our subsidiaries were a party, or to which any of our property was subject, which were expected by us to result in a material loss.


                           REGULATION AND SUPERVISION

GENERAL


     The bank is a New Jersey chartered bank, and its deposit accounts are insured up to applicable limits by the FDIC under the Bank Insurance Fund, commonly referred to as "BIF". The bank is subject to extensive regulation, examination and supervision by the Commissioner of the New Jersey Department of Banking and Insurance as its chartering agency, and by the FDIC as the deposit insurer. We refer to the "New Jersey Department of Banking and Insurance" as the "Department," to the Commissioner of the Department as the "Commissioner" and to the Federal Reserve Board as the "FRB." The bank must file reports with the Commissioner and the FDIC concerning its activities and financial condition, and must obtain regulatory approval prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions and opening or acquiring branch offices. The Commissioner and the FDIC conduct periodic examinations to assess the bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a state chartered bank can engage and is intended primarily for the protection of the deposit insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

     The holding company, as a bank holding company controlling the bank, will be subject to the Bank Holding Company Act of 1956, as amended, and the rules and regulations of the FRB under the Bank Holding Company Act and to the provisions of the New Jersey Banking Act of 1948, as amended, and the regulations of the Department under the New Jersey Banking Act applicable to bank holding companies. The holding company will be required to file reports with, and otherwise comply with the rules and regulations of, the FRB and the Department. The holding company will also be required to file certain reports with, and otherwise comply with, the rules and regulations of the SEC under the federal securities laws.

     Any change in such laws and regulations, whether by the Department, the FDIC, the FRB, the SEC or through legislation, could have a material adverse impact on the holding company and the bank and their operations and shareholders.

NEW JERSEY BANKING REGULATION

     ACTIVITY POWERS. The bank derives its lending, investment and other activity powers primarily from the applicable provisions of the New Jersey Banking Act and its related regulations. Under these laws and regulations, state banks, including the bank, generally may invest in:

      o    real estate mortgages;

      o    consumer and commercial loans;

      o specific types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies;

      o    certain types of corporate equity securities; and

      o    certain other assets.

     A bank may also invest pursuant to a "leeway" power that permits investments not otherwise permitted by the New Jersey Banking Act. "Leeway" investments must comply with a number of limitations on the individual and aggregate amounts of "leeway" investments. A bank may also exercise trust powers upon approval of the Department, which the bank has obtained. New Jersey banks may also exercise any power authorized for national banks unless the Department determines otherwise. The exercise of these lending, investment and activity powers are limited by federal law and the related regulations. See "--Federal Banking Regulation--Activity Restrictions on State Chartered Banks" below.

     LOANS-TO-ONE-BORROWER LIMITATIONS. With certain specified exceptions, a New Jersey bank may not make loans or extend credit to a single borrower and to entities related to the borrower in an aggregate amount that would exceed 15% of the bank's capital funds. A New Jersey bank may lend an additional 10% of the bank's capital funds if secured by collateral meeting the requirements of the New Jersey Banking Act. The bank currently complies with applicable loans-to-one-borrower limitations.

     DIVIDENDS. Under the New Jersey Banking Act, a New Jersey bank may declare and pay a dividend on its capital stock only to the extent that the payment of the dividend would not impair the capital stock of the bank. In addition, a New Jersey bank may not pay a dividend if the surplus of the bank would, after the payment of the dividend, be reduced unless after such reduction the surplus was 50% or more of the bank's capital stock. Federal law may also limit the amount of dividends that may be paid by the bank. See "--Federal Banking Regulation--Prompt Corrective Action" below.

     MINIMUM CAPITAL REQUIREMENTS. Regulations of the Department impose on New Jersey chartered depository institutions, including the bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See "--Federal Banking Regulation--Capital Requirements" below.

     EXAMINATION AND ENFORCEMENT. The Department may examine the bank whenever it deems an examination advisable. The Commissioner examines the bank at least every two years, but in any event it may order any bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, officer, attorney or employee of a state chartered bank engaged in an objectionable activity, after the Department has ordered the activity to be terminated, to show cause at a hearing before the Department why such person should not be removed.

FEDERAL BANKING REGULATION

     CAPITAL REQUIREMENTS. FDIC regulations require BIF insured banks, such as the bank, to maintain minimum levels of capital. The FDIC regulations define two tiers, or classes, of capital. Tier 1 capital is comprised of the sum of common shareholders' equity (excluding the net unrealized appreciation or depreciation, net of tax, from available-
for-sale securities), non-cumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than qualifying servicing rights), and any net unrealized loss on marketable equity securities. The components of Tier 2 capital currently include cumulative perpetual preferred stock, certain perpetual preferred stock for which the dividend rate may be reset periodically, mandatory convertible securities, subordinated debt, intermediate preferred stock and the allowance for loan losses. Allowance for loan losses included in Tier 2 capital is limited to a maximum of 1.25% of risk weighted assets.
Overall, the amount of Tier 2 capital that may be included in total capital cannot exceed 100% of Tier 1 capital.

     The FDIC regulations establish, for banks that have the highest examination rating of the FDIC under the Uniform Financial Institutions Rating System and that are not experiencing or anticipating significant growth, a minimum leverage capital ratio of Tier 1 capital to total assets of 3%. For all other banks, such leverage capital ratio is 4%, unless a higher leverage capital ratio is warranted by the particular circumstances or risk profile of the depository institution. The FDIC regulations also require that banks meet a risk based capital standard. The risk based capital standard requires the maintenance of a ratio of total capital--which is defined as the sum of Tier 1 capital and Tier 2 capital--to risk-weighted assets of at least 8% and a ratio of Tier 1 capital to risk-weighted assets of at least 4%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet items, are multiplied by risk weights ranging from 0% to 100%, based on the relative risks inherent in each type of asset or item, as established by the FDIC. As of September 30, 2003, our leverage ratio was 6.01%, our Tier 1 capital ratio was 10.13% and our total capital ratio was 10.54%. These ratios exceed the FDIC's minimum ratios and the levels required to be considered "well capitalized" under FDIC regulations, described below under "--Prompt Corrective Action."

     The federal banking agencies, including the FDIC, have also adopted regulations to require an assessment of an institution's exposure to declines in the economic value of a bank's capital due to changes in interest rates when assessing the bank's capital adequacy. Under such a risk assessment, examiners will evaluate a bank's capital for interest rate risk on a case-by-case basis, with consideration of both quantitative and qualitative factors. According to the agencies, applicable considerations include the quality of the bank's interest rate risk management process, the overall financial condition of the bank and the level of other risks at the bank for which capital is needed.
Institutions with significant interest rate risk may be required to hold additional capital. The agencies also issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy.

     The FDIC adopted regulations, effective April 1, 2002, establishing minimum regulatory capital requirements for equity investments in non-financial companies. The regulations apply a series of marginal capital charges that range from 8% to 25% depending upon the size of the aggregate equity investment portfolio of the banking organization relative to its Tier 1 capital. The capital charge would be applied by making a deduction, which would be based on the adjusted carrying value of the equity investment from the organization's Tier 1 capital. We do not believe this new capital requirement will have a material adverse effect upon our operations. However, we will have to take this requirement into consideration should we, at some point in the future, decide to invest in non-financial companies.

     ACTIVITY RESTRICTIONS ON STATE CHARTERED BANKS. Section 24 of the Federal Deposit Insurance Act, as amended (FDIA), which was added by the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA), generally limits the activities and investments of state chartered FDIC insured banks and their subsidiaries to those permissible for federally chartered national banks and their subsidiaries, unless such activities and investments are specifically exempted by Section 24 or consented to by the FDIC. Section 24 provides an exception for majority owned subsidiaries of a bank, but Section 24 limits the activities of such subsidiaries to those permissible for a national bank under
Section 24 of the FDIA and the FDIC regulations issued pursuant thereto, or as approved by the FDIC.

     Before making a new investment or engaging in a new activity not permissible for a national bank or otherwise permissible under Section 24 of the FDIC regulations thereunder, an insured bank must seek approval from the FDIC to make such investment or engage in such activity. The FDIC will not approve the activity unless the bank meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the FDIC insurance funds.

     The Gramm-Leach Bliley Act, commonly referred to as "Gramm-Leach," permits a state chartered bank to engage, through financial subsidiaries, in any activity in which a national bank may engage through a financial subsidiary and on substantially the same terms and conditions. In general, Gramm-Leach permits a national bank that is well-capitalized and well-managed to conduct, through a financial subsidiary, any activity permitted for a financial holding company other than insurance underwriting, insurance investments, real estate investment or development or merchant banking. The total assets of all such financial subsidiaries may not exceed the lesser of 45% of the bank's total assets or $50 billion. The bank must have policies and procedures to assess the financial subsidiary's risk and protect the bank from such risk and potential liability, must not consolidate the financial subsidiary's assets with the bank's and must exclude from its own assets and equity all equity investments, including retained earnings, in the financial subsidiary. Generally, Gramm-Leach will preempt all state laws regarding the permissibility of certain activities for state chartered banks if such state law is in conflict with the provisions of Gramm-Leach, with the exception of certain insurance activities, regardless of whether the state law would authorize broader or more restrictive activities.


     FEDERAL HOME LOAN BANK SYSTEM. The bank is a member of the Federal Home Loan Bank, or FHLB, system, which consists of twelve regional FHLBs, each subject to supervision and regulation by the Federal Housing Finance Board. The FHLB provides a central credit facility primarily for member thrift institutions as well as other entities involved in home mortgage lending. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLBs. It makes loans to members in accordance with policies and procedures, including collateral requirements, established by the respective boards of directors of the FHLBs. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All long term advances are required to provide funds for residential home financing. The Federal Housing Finance Board has also established standards of community or investment service that members must meet to maintain access to such long term advances. The bank, as a member of the FHLB of New York, is required to purchase and hold shares of capital stock in that FHLB in an amount at least equal to the greater of:

      o    1% of the aggregate  principal  amount of its unpaid  mortgage loans,
           home  purchase   contracts,   pass-through   securities  and  similar
           obligations at the beginning of each year; or

      o 5%, or such greater fraction as established by the FHLB, of its advances from the FHLB as of December 31, 2002.

Pursuant to Gramm-Leach, the foregoing minimum share ownership requirements will be replaced by regulations to be promulgated by the FHLB. Gramm-Leach specifically provides that the minimum requirements in existence immediately prior to adoption of Gramm-Leach shall remain in effect until such regulations are adopted.

     ENFORCEMENT. The FDIC has extensive enforcement authority over insured banks, including the bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers, to order divestitures and withhold approval of the acquisition of businesses or the exercise of powers, to terminate deposit insurance coverage and to place a depository institution in receivership. In general, these enforcement actions may be initiated in response to violations of laws and regulations and to unsafe or unsound practices. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state bank if that bank is "critically undercapitalized." For this purpose, "critically undercapitalized" means having a ratio of tangible capital to total assets of less than 2%. The FDIC may also appoint a conservator or receiver for a state bank on the basis of the institution's financial condition or upon the occurrence of certain events, including:

      o insolvency, which arises when the assets of the bank are less than its liabilities to depositors and others;

      o substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices;

      o    existence of an unsafe or unsound condition to transact business;

      o likelihood that the bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and

      o insufficient capital, or the incurring or likely incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment of capital without federal assistance.

     SAFETY AND SOUNDNESS STANDARDS. Pursuant to the requirements of FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.

     In addition, the FDIC adopted regulations to require a bank that is given notice by the FDIC that it is not satisfying any of such safety and soundness standards to submit a compliance plan to the FDIC. If, after being so notified, a bank fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the FDIC may issue an order directing corrective and other actions of the types to which a significantly undercapitalized institution is subject under the "prompt corrective action" provisions of FDICIA. If a bank fails to comply with such an order, the FDIC may seek to enforce such an order in judicial proceedings and to impose civil monetary penalties.

     PROMPT  CORRECTIVE  ACTION.  Under  the  FDIC's  prompt  corrective  action regulations, the FDIC is required to take certain, and is authorized to take other, supervisory actions against undercapitalized banking institutions. For this purpose, a banking institution would be placed in one of five categories based on the banking institution's capital. Generally, a banking institution is treated as "well capitalized" if its ratio of total capital to risk-weighted assets is at least 10%, its ratio of Tier 1 capital to risk-weighted assets is at least 6%, its ratio of Tier 1 capital to total assets is at least 5% and it is not subject to any order or directive by the FDIC to meet a specific capital level. A banking institution will be treated as "adequately capitalized" if its ratio of total capital to risk-weighted assets is at least 8%, its ratio of Tier 1 capital to risk-weighted assets is at least 4% and its ratio of Tier 1 capital to total assets is at least 4% (3% if the banking institution receives the highest rating on the CAMEL financial institutions rating system). A banking institution that has a total risk-based capital of less than 8% or a leverage ratio or a Tier 1 capital ratio that is less than 4% (3% leverage ratio if the banking institution receives the highest rating on the CAMEL financial institutions rating system) is considered to be "undercapitalized." A banking institution that has a total risk-based capital of less than 6% or a Tier 1 risk-based capital ratio or a leverage ratio of less than 3% is considered to be "significantly undercapitalized." A banking institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." The elements of a banking institution's capital for purposes of the prompt corrective action regulations are defined generally as they are under the regulations for minimum capital requirements. See "--Capital Requirements."

     The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as a banking institution's capital deteriorates within the three undercapitalized categories. All banking institutions are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the banking institution would be undercapitalized. An undercapitalized banking institution is required to file a capital restoration plan within 45 days of the date the banking institution receives notice that it is within any of the three undercapitalized categories. The FDIC is required to monitor closely the condition of an undercapitalized banking institution and to restrict the asset growth, acquisitions, branching, and new lines of business of such a banking institution. Significantly undercapitalized banking institutions are subject to restrictions on compensation of senior executive officers; such a banking institution may not, without FDIC consent, pay any bonus or provide compensation to any senior executive officer at a rate exceeding the officer's average rate of compensation, excluding bonuses, stock options and profit-sharing, during the 12 months preceding the month when the banking institution became undercapitalized. A significantly undercapitalized banking institution may also be subject, among other things, to forced changes in the composition of its board of directors or senior management, additional restrictions on transactions with affiliates, restrictions on acceptance of deposits from correspondent associations, further restrictions on asset growth, restrictions on rates paid on deposits, forced termination or reduction of activities deemed risky, and any further operational restrictions deemed necessary by the FDIC.

     If one or more grounds exist for appointing a conservator or receiver for an association, the FDIC may require the banking institution to issue additional debt or stock, sell assets, be acquired or combine with another banking institution. The FDIC has a broad range of grounds under which it may appoint a receiver or conservator for an insured depositary institution.

     INSURANCE ACTIVITIES. In October 2001, the federal banking agencies adopted regulations prohibiting depository institutions from conditioning the extension of credit to individuals upon either the purchase of an insurance product or annuity or an agreement by the consumer not to purchase an insurance product or annuity from an entity that is not affiliated with the depository institution. The regulations also require prior disclosure of this prohibition to potential insurance product or annuity customers. We do not believe that these regulations have a material impact on our operations.

     DEPOSIT INSURANCE. Pursuant to FDICIA, the FDIC established a system for setting deposit insurance premiums based upon the risks a particular bank or savings association posed to its deposit insurance funds. Under the risk-based deposit insurance assessment system, the FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending six months before the assessment period. The three capital categories are (1) well capitalized, (2) adequately capitalized and (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subcategories within each capital group. With respect to the capital ratios, institutions are classified as well capitalized, adequately capitalized or undercapitalized, using ratios that are substantially similar to the prompt corrective action capital ratios discussed above. The FDIC also assigns an institution to a supervisory subgroup based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor).

     An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for deposit insurance currently range from 0 basis points to 27 basis points. The capital and supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. The assessment rates for our BIF assessable deposits are zero basis points. If the FDIC determines that assessment rates should be increased, institutions in all risk categories could be affected. The FDIC has exercised this authority several times in the past and could raise insurance assessment rates in the future. Any increase in deposit insurance premiums could have an adverse effect upon the earnings of the bank.

     Under the Deposit Insurance Funds Act of 1996, the assessment base for the payments on the bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation was expanded to include, beginning January 1, 1997, the deposits of BIF-insured institutions, such as the bank. Our total expense in 2002 for the assessment for deposit insurance and for such bond payments was $551,000.

     Under the FDIA, the FDIC may terminate the insurance of an institution's deposits upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.


     TRANSACTIONS WITH AFFILIATES OF THE BANK. The bank is subject to the affiliate and insider transaction rules set forth in Sections 23A, 23B, 22(g) and 22(h) of the Federal Reserve Act, and the regulations of the FRB promulgated thereunder, including Regulation W, which was recently issued by the FRB to codify prior regulations and administrative guidance. These provisions, among other things, prohibit or limit a bank from extending credit to, or entering into certain transactions with, its affiliates and principal shareholders, directors and executive officers of the bank. The holding company will constitute an "affiliate" of the bank for these purposes.


     In addition, provisions of the Bank Holding Company Act prohibit extensions of credit to a bank's insiders and their related interests by any other institution that has a correspondent banking relationship with the bank, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

     Provisions of the New Jersey Banking Act impose conditions and limitations on the liabilities to a bank of its directors and executive officers and of corporations and partnerships controlled by such persons that are comparable in many respects to the conditions and limitations imposed on the loans and extensions of credit to insiders and their related interests under federal law and regulation, as discussed above. The New Jersey Banking Act also provides that a bank that is in compliance with the applicable federal laws and regulations is deemed to be in compliance with such provisions of the New Jersey Banking Act.

     PRIVACY STANDARDS. Effective July 1, 2001, financial institutions, including the holding company and the bank, became subject to FDIC regulations implementing the privacy protection provisions of Gramm-Leach. These regulations require the holding company and the bank to disclose their privacy policy, including identifying with whom they share "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter.

     The regulations also require the holding company and the bank to provide their customers with initial and annual notices that accurately reflect its privacy policies and practices. In addition, the holding company and the bank are required to provide their customers with the ability to "opt-out" of having the holding company and the bank share their non-public personal information with unaffiliated third parties before they can disclose such information, subject to certain exceptions. The implementation of these regulations did not have a material adverse effect on the bank.

     COMMUNITY REINVESTMENT ACT. Under the Community Reinvestment Act, commonly referred to as "CRA," any insured depository institution, including the bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FDIC, in connection with its examination of a bank, to assess the depository institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications for branch relocations, additional branches and acquisitions.

     Current CRA regulations rate an institution based on its actual performance in meeting community needs. In particular, the evaluation system focuses on three tests:

      o a lending test, to evaluate the institution's record of making loans in its service areas;

      o an investment test, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

      o a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices.

     The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system and requires public disclosure of an institution's CRA rating. In December 2000, the federal banking agencies adopted regulations, effective April 1, 2001, implementing the requirements under Gramm-Leach that insured depository institutions publicly disclose certain agreements that are in fulfillment of the CRA. Management does not believe that these regulations will have a material impact on the holding company's operations.


     INTERNET BANKING. Technological developments are dramatically altering the ways in which most companies, including financial institutions, conduct their business. The growth of the internet is prompting banks to reconsider business strategies and adopt alternative distribution and marketing systems. The federal bank regulatory agencies have conducted seminars and published materials targeted to various aspects of internet banking, and have indicated their intention to reevaluate their regulations to ensure that they encourage banks' efficiency and competitiveness consistent with safe and sound banking practices. We cannot make assurances that the federal bank regulatory agencies will adopt new regulations that will not materially affect the bank's internet operations or restrict any such further operations.


FEDERAL RESERVE SYSTEM

     Under FRB regulations, the bank is required to maintain non-interest earning reserves against its transaction accounts (primarily NOW and regular checking accounts). The bank is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest bearing account at a FRB or a pass through account as defined by the FRB, the effect of this reserve requirement is to reduce the bank's interest earning assets.

THE USA PATRIOT ACT

     In response to the events of September 11th, President George W. Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, on October 26, 2001. The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

     Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements with respect to financial institutions:

      o Pursuant to Section 352, all financial institutions must establish anti-money laundering programs that include, at minimum: (i) internal policies, procedures, and controls, (ii) specific designation of an anti-money laundering compliance officer, (iii) ongoing employee training programs, and (iv) an independent audit function to test the anti-money laundering program.

      o Section 326 of the act authorized the Secretary of the Department of Treasury, in conjunction with other bank regulators, to issue regulations that provide for minimum standards with respect to customer identification at the time new accounts are opened.

      o Section 312 of the act requires financial institutions that establish, maintain, administer, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives--including foreign individuals visiting the United States--to establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

      o Financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign banks that do not have a physical presence in any country, and will be subject to certain recordkeeping obligations with respect to correspondent accounts of foreign banks.

      o    Bank  regulators  are  directed  to  consider  a  holding   company's
           effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.

FEDERAL BANK HOLDING COMPANY REGULATION

     GENERAL. The holding company will be a bank holding company subject to examination, regulation and periodic reporting under the Bank Holding Company Act, as administered by the FRB.

     ACTIVITY RESTRICTIONS. The Bank Holding Company Act generally limits the holding company's activities to managing or controlling banks, furnishing services to or performing services for its subsidiaries and engaging in other activities that the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the FRB must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

      o    making or servicing loans;

      o    performing certain data processing services;

      o    providing certain brokerage services;

      o    acting as fiduciary, investment or financial advisor;

      o    leasing personal or real property;

      o making investments in corporations or projects designed primarily to promote community welfare; and

      o    acquiring a savings and loan association.

     The FRB may require that the holding company terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the FRB believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The FRB also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt.


     Gramm-Leach expands the range of permitted activities of certain bank holding companies to include the offering of virtually any type of service that is financial in nature or incidental thereto, including banking, securities underwriting, insurance (both underwriting and agency), merchant banking, acquisitions of and combinations with insurance companies and securities firms and additional activities that the FRB, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. In order to engage in these new activities, a bank holding company must qualify and register with the FRB as a financial holding company. To qualify as a financial holding company, a bank holding company must demonstrate that each of its bank subsidiaries is well-capitalized and well-managed and has a rating of "satisfactory" or better under the CRA. Certain of the additional activities authorized under Gramm-Leach may also be undertaken by a financial subsidiary of a bank. Under Gramm-Leach, a functional system of regulation will apply to financial holding companies under which banking activities will be regulated by the federal banking regulators, securities activities will be regulated by the federal securities regulators, and insurance activities will be subject to regulation by the appropriate state insurance authorities.


     ACQUISITION OF CONTROL. Under the federal Change in Bank Control Act, any person, or group acting in concert, seeking to acquire 10% or more of the outstanding shares of the holding company's common stock will be required to submit prior notice to the FRB, unless the FRB has found that the acquisition of such shares will not result in a change in control of the holding company. Under the Change in Bank Control Act, the FRB has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the holding company and the bank, and the antitrust effects of the acquisition. Under the Bank Holding Company Act, any company would be required to obtain prior approval from the FRB before it may obtain "control" of the holding company within the meaning of the Bank Holding Company Act. Control generally is defined under the Bank Holding Company Act to mean the ownership or power to vote 25% or more of any class of voting securities of the holding company or the ability to control in any manner the election of a majority of the holding company's directors.

     As a bank holding company, the holding company will be required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior FRB approval will be required for the holding company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company.

     CAPITAL; DIVIDENDS; SHARE REPURCHASES; SOURCE OF STRENGTH. The FRB imposes certain capital requirements on the holding company under the Bank Holding
Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These minimum requirements are substantially the same as the bank's minimum capital requirements described above under "--Federal Banking Regulation--Capital Requirements." Subject to its capital requirements and certain other restrictions, the holding company is able to borrow money to make a capital contribution to the bank, and such loans may be repaid from dividends paid from the bank to the holding company. The holding company is also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

     A bank holding company is required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, will be equal to 10% or more of the bank's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. Such notice and approval is not required for a bank holding company that would be treated as "well managed" and, both before and after giving effect to the purchase or redemption, "well capitalized" under applicable regulations of the FRB, and that is not the subject of any unresolved supervisory issues.

     Regulations of the FRB provide that a bank holding company must serve as a source of strength to any of its subsidiary banks and must not conduct its activities in an unsafe or unsound manner. A bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. Under the prompt corrective action provisions of FDICIA, a bank holding company parent of an undercapitalized subsidiary bank would be directed to guarantee, within limitations, the capital restoration plan that is required of such an undercapitalized bank. See "--Federal Banking Regulation-Prompt Corrective Action" above. If the undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an accepted plan, the FRB may prohibit the bank holding company parent of the undercapitalized bank from paying any dividend or making any other form of capital distribution without the prior approval of the FRB.

     Depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This could apply if the holding company ever acquired, as a separate subsidiary, a depository institution in addition to the bank.

NEW JERSEY BANK HOLDING COMPANY REGULATION

     GENERAL. Under the New Jersey Banking Act, a company owning or controlling a bank is regulated as a bank holding company. The New Jersey Banking Act defines the terms "company" and "bank holding company" as such terms are defined under the Bank Holding Company Act. Each bank holding company controlling a New Jersey chartered bank or savings bank must file certain reports with the Commissioner and is subject to examination by the Commissioner.

     ACQUISITION OF CONTROL. The New Jersey Banking Act requires prior approval of the Commissioner before any person may acquire a New Jersey bank holding company, such as the holding company. For this purpose, the term "person" is defined broadly to mean a natural person or a corporation, company, partnership, or other forms of organized entities. The term "acquire" is defined differently for an existing bank holding company and for other companies or persons. A bank holding company will be treated as "acquiring" a New Jersey bank holding company if the bank holding company acquires more than 5% of any class of the voting shares of the bank holding company. Any other person will be treated as "acquiring" a New Jersey bank holding company if it acquires ownership or control of more than 25% of any class of the voting shares of the bank holding company.

FEDERAL SECURITIES LAW


     The holding company has filed with the SEC a registration statement under the Securities Act for the registration of the common stock to be issued pursuant to the acquisition and exchange. Upon completion of the acquisition and exchange, the holding company's common stock will be registered with the SEC under the Exchange Act. The holding company will then be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.


     The registration under the Securities Act of shares of the holding company's common stock to be issued in the acquisition and exchange does not cover the resale of such shares. Shares of the holding company's common stock acquired by persons who are not affiliates of the holding company may be resold without registration. Shares acquired by an affiliate of the holding company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the holding company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the bank who complies with the other conditions of Rule 144--including those that require the affiliate's sale to be aggregated with those of certain other persons--would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of the holding company or the average weekly volume of trading in such shares during the preceding four calendar weeks. The holding company may make provisions in the future to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

SARBANES-OXLEY ACT OF 2002

     On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or "SOA." The stated goals of SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.


     We believe that SOA is the most far-reaching U.S. securities legislation enacted in some time. SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the SEC or, in the bank's case, with the FDIC, under the Exchange Act. Given the extensive SEC role in implementing rules relating to many of SOA's new requirements, the final scope of several of these requirements remains to be determined.


     SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

     SOA addresses, among other matters:

      o    audit committees for all reporting companies;

      o certification of financial statements by the chief executive officer and the chief financial officer;

      o the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement in connection with misconduct;

      o a prohibition on insider trading during pension plan black out periods;

      o    disclosure of off-balance sheet transactions;


      o requirements for expedited filing of reports of beneficial ownership of insiders;


      o    disclosure of a code of ethics;

      o    "real time" filing of periodic reports;

      o    the formation of a public accounting oversight board;

      o    auditor independence; and

      o various increased criminal penalties for violations of securities laws.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CRITICAL ACCOUNTING POLICIES AND ESTIMATES


     "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon the bank's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the bank to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the bank's Consolidated Financial Statements for the year ended December 31, 2002 contains a summary of the bank's significant accounting policies. Management believes the bank's policy with respect to the methodology for the determination of the allowance for loan losses involves a high degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application is periodically reviewed with the Audit and Examination Committee and the board of directors.

     The provision for loan losses is based upon management's evaluation of the adequacy of the allowance for loan losses, including an assessment of known and inherent risks in our loan portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the bank's allowance for loan losses. Such agencies may require the bank to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the bank's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the bank's loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the bank's control.


     The bank accounts for its pension expense by utilizing the "immediate recognition" provisions of Statement of Financial Accounting Standards No. 87. Accordingly, plan assets and the projected benefit obligation are each marked-to-market at all period-ends and recorded in employee benefits expense. Generally, the value of plan assets are subject to the inherent volatility of the securities markets and the specific market performance of the plan assets; the value of the projected benefit obligation, which can also have a significant element of volatility, is subject to the level of interest rates, the expected inflation rate, the number of employees covered under the plan, and other factors.

GENERAL

     Our net income is dependent primarily on our net interest income, which is the difference between interest and dividend income earned on our loan and investment securities portfolios and the interest paid on our interest-bearing liabilities, such as deposits and borrowings. Our net income is also affected by the generation of non-interest income, such as loan fees and service charges, as well as gains on sales of securities held for sale. In addition, our net income is affected by the level of the provision for loan losses, as well as operating expenses.

     Our operations and the entire banking industry are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by competition among lenders, the level of interest rates, the availability of funds and, in certain markets, the demand for and supply of housing. Deposit flow and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings nationwide.

ASSET/LIABILITY MANAGEMENT AND MARKET RISK DISCLOSURE

     We originate and invest in interest-earning assets and solicit interest-bearing and non-interest bearing deposit accounts. Our operations are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of our interest-earning assets and the amount of interest-bearing liabilities that mature, re-price, or are prepaid/withdrawn in specified time periods. Interest rate risk is the risk that our earnings and/or net portfolio value, as defined below, will change when interest rates change. The principal objective of our asset/liability management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk.

     Management monitors and controls interest rate risk through a variety of techniques including use of interest rate sensitivity models and traditional interest rate sensitivity gap analysis. Through use of the models, we project future net interest income and then estimate the effect on projected net interest income of various changes in interest rates and balance sheet growth rates. We also use the models to calculate the change in net portfolio value over a range of interest rate change scenarios. Net portfolio value is the present value of expected future cash flows from assets less the present value of expected cash flows from liabilities. Traditional gap analysis involves arranging interest-earning assets and interest-bearing liabilities by re-pricing periods and then computing the difference, or interest-rate sensitivity gap, between the assets and liabilities which are estimated to re-price during each time period and cumulatively through the end of each time period. The dollar difference between rate sensitive assets and rate sensitive liabilities within given time periods is referred to as the "interest sensitivity gap." By this definition, a "gap" has an asset, liability and time component.

     A negative gap is created when rate sensitive liabilities exceed rate sensitive assets within a particular time frame. Conversely, a positive gap occurs when the bank has more rate sensitive assets than rate sensitive liabilities within a particular time frame. Negative gaps result when an institution borrows on a short-term basis and lends on a long-term basis. Positive gaps occur when an institution borrows on a long-term basis and lends on a short-term basis. In an increasing rate environment, earnings will generally increase with a positive short-term gap. Earnings will generally decrease in a rising rate environment when the short-term gap is negative.


     Both interest rate sensitivity modeling and gap analysis involve a variety of significant estimates and assumptions and are done at a specific point in time. Interest rate sensitivity modeling requires, among other things, estimates of how much and when yields and costs on individual categories of interest-earning assets and interest-bearing liabilities will respond to general changes in market interest rates, future cash flows and discount rates.


     Gap analysis requires estimates as to when individual categories of interest sensitive assets and liabilities will re-price and assumes that assets and liabilities assigned to the same re-pricing period will re-price at the same time and in the same amount. Like sensitivity modeling, gap analysis does not take into account the fact that the re-pricing of some assets and liabilities is discretionary and subject to competitive and other pressures.

     Changes in the estimates and assumptions made for interest rate sensitivity modeling and gap analysis could have a significant impact on projected results and conclusions. Therefore, these techniques may not accurately reflect the impact of general interest rate movements on our net interest income or net portfolio value.

     Our models provide information pursuant to the market risk disclosure rules set forth in Item 305 of Regulation S-K of the SEC. The information is based on significant estimates and assumptions and constitutes a "forward looking statement" within the meaning of that term as set forth in the Private Securities Litigation Reform Act of 1995. The base case information shows an estimate of our net portfolio value at September 30, 2003 arrived at by discounting estimated future cash flows at current market rates and an estimate of future net interest income assuming that maturing assets or liabilities are replaced with new balances of the same type, in the same amount, and at the same rate level. The rate change information shows estimates of net portfolio value at September 30, 2003 and future net interest income assuming rate changes of varying amounts. Rate changes are assumed to occur uniformly across the yield curve regardless of the duration to maturity or re-pricing of specific assets and liabilities. In addition, for purposes of calculating net portfolio value, the indicated rate changes are assumed to be shock or immediate changes, while for purposes of projecting future net interest income the indicated rate changes are assumed to be ramped or occur evenly over a twelve-month time period. In projecting future net interest income under the indicated rate change scenarios, activity is simulated by replacing maturing balances with new balances of the same type, in the same amount, but at the current rate level and adjusting re-pricing balances to the current rate level.

     Based on the results of our interest simulation model as of September 30, 2003, the impact of a 100 basis point ramp-up change in rates would be an improvement of $1.3 million, or 1.0%, on an annualized basis, in net interest income if rates decreased, compared to a decline of $370,000, or 0.3%, on an annualized basis, in net interest income if rates increased. The impact of an immediate 100 basis point change in rates would be an increase of $56.1 million, or 9.6%, in net portfolio value if rates decreased, versus a decrease of $71.8 million, or 12.3% in net portfolio value if rates increased.


     Based on the results of our interest simulation model as of December 31, 2002, if rates had decreased by 100 basis points we would have expected an improvement of $500,000, or 0.4%, in net interest income and a corresponding increase of $55.2 million, or 10%, in net portfolio value. If rates had increased by 100 basis points, we would have expected net interest income for the year ended December 31, 2002 to have declined by $2.6 million, or 2%, and net portfolio value to have decreased by $112.7 million, or 21%. In comparison, based on the results of our interest simulation model as of December 31, 2001, if rates had decreased by 100 basis points we would have expected an improvement of $2.1 million, or 2%, in net interest income and a corresponding increase of $183 million in net portfolio value. If rates had increased by 100 basis points, net interest income for the year ended December 31, 2001 would have been projected to decline by $3.1 million, or 3%, while net portfolio value would have been projected to decrease by $166 million.


AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS AND RATES

     The following tables set forth certain information relating to our average interest-earning assets and average interest-bearing liabilities and reflect the average yield on assets and the average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods shown. The tables also present information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which banking institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net interest margin," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                     -------------------------------------------------------------------------------
                                                                       2003                                      2002
                                                     ----------------------------------------- -------------------------------------
                                                      AVERAGE        INTEREST        AVERAGE     AVERAGE       INTEREST    AVERAGE
                                                      BALANCE        AND FEES          RATE      BALANCE       AND FEES      RATE
                                                     ----------------------------------------- -------------------------------------
                                                                  ($ IN THOUSANDS, INCOME ON A TAX-EQUIVALENT BASIS)
ASSETS
Interest-earning assets:
   Loans:
     Commercial ..............................      $  163,129      $    7,425         6.09%   $  143,008     $    7,181       6.71%
     Installment .............................         764,245          34,069         5.96       656,736         33,390       6.80
     Real estate--residential ................         511,374          22,006         5.74       405,604         20,988       6.90
     Real estate--commercial .................         646,671          37,766         7.81       669,226         38,467       7.68
                                                    ----------      ----------                 ----------     ----------
       Total loans ...........................       2,085,419         101,266         6.49     1,874,574        100,026       7.13
                                                    ----------      ----------                 ----------     ----------
   Securities:
     Taxable .................................       1,424,406          41,661         3.90     1,304,566         53,235       5.44
     Non-taxable .............................         278,693          15,269         7.31       253,571         13,434       7.06
                                                    ----------      ----------                 ----------     ----------
       Total securities ......................       1,703,099          56,930         4.46     1,558,137         66,669       5.71
                                                    ----------      ----------                 ----------     ----------
   Money market investments ..................         154,290           1,428         1.22       400,210          5,853       1.93
                                                    ----------      ----------                 ----------     ----------
       Total interest-earning assets .........       3,942,808         159,624         5.41     3,832,921        172,548       6.01
                                                    ----------      ----------                 ----------     ----------
Noninterest-earning assets:
   Cash and due from banks ...................         109,563                                    107,904
   Other assets ..............................         254,794                                    197,664
   Allowance for loan losses .................         (10,305)                                    (9,876)
                                                    ----------                                 ----------
       Total noninterest-earning assets ......         354,052                                    295,692
                                                    ----------                                 ----------
   Total assets ..............................      $4,296,860                                 $4,128,613
                                                    ==========                                 ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Savings deposits ..........................       1,228,281          11,317         1.23    $1,062,542         15,853       1.99
   Other time deposits .......................         774,053          17,312         2.99       880,167         26,622       4.04
   Certificates of deposits $100,000 and over.         748,247          10,919         1.94       774,718         16,302       2.80
                                                    ----------      ----------                 ----------     ----------
       Total interest-bearing deposits .......       2,750,581          39,548         1.92     2,717,427         58,777       2.89
                                                    ----------      ----------                 ----------     ----------
   Borrowings ................................         641,788          21,663         4.45       636,277         22,717       4.71
                                                    ----------      ----------                 ----------     ----------
       Total interest-bearing liabilities ....       3,392,369          61,211         2.41     3,353,704         81,494       3.26
                                                    ----------      ----------                 ----------     ----------
Noninterest-bearing liabilities and
   stockholders' equity:
     Demand deposits .........................         595,251                                    511,398
     Other liabilities .......................          43,503                                     33,528
                                                    ----------                                 ----------
       Total noninterest-bearing liabilities .         638,754                                    544,926
     Stockholders' equity ....................         265,737                                    229,983
                                                    ----------                                 ----------
Total liabilities and stockholders' equity ...      $4,296,860                                 $4,128,613
                                                    ==========                                 ==========
Net interest income/spread
   (tax-equivalent basis) ....................                      $   98,413         3.00                   $   91,054       2.75
                                                                    ==========                                ==========
Net interest margin (tax-equivalent basis) ...                                         3.33                                    3.16
Tax equivalent adjustments:
   Loans .....................................                      $      379                                $      501
   Investment securities .....................                           5,344                                     4,702
                                                                    ----------                                ----------
       Total .................................                      $    5,723                                $    5,203
                                                                    ==========                                ==========


     Loans include nonaccruing loans, the effect of which is to reduce the rate earned on loans, and exclude unearned income. Income is stated on a tax-equivalent basis by adding to income an amount equal to the tax benefit of owning tax-exempt securities and loans based on statutory rates in effect (35% in 2003 and 2002).

                                                                FOR THE YEARS ENDED DECEMBER 31
                              ------------------------------------------------------------------------------------------------------
                                            2002                              2001                               2000
                              -------------------------------   -------------------------------   ----------------------------------
                               AVERAGE      INTEREST   AVERAGE    AVERAGE     INTEREST   AVERAGE    AVERAGE      INTEREST    AVERAGE
                               BALANCE      AND FEES     RATE     BALANCE     AND FEES     RATE     BALANCE      AND FEES      RATE
                              --------------------------------  -------------------------------   ----------------------------------
                                            ($ IN THOUSANDS, INCOME ON A TAX-EQUIVALENT BASIS)
ASSETS
Interest-earning assets:
   Loans:
     Commercial .............$  143,847     $  9,559     6.65%  $  129,317    $ 10,380     8.03%  $  113,231     $ 11,535     10.19%
     Installment ............   672,234       46,126     6.86      589,205      45,002     7.64      501,689       38,628      7.70
     Real estate--residential   398,589       29,198     7.33      426,538      30,674     7.19      424,685       30,376      7.15
     Real estate--commercial    676,074       51,887     7.67      643,445      53,522     8.32      597,308       51,291      8.59
                             ----------     --------            ----------    --------            ----------     --------
       Total loans .......... 1,890,744      136,770     7.23    1,788,505     139,578     7.80    1,636,913      131,830      8.05
                             ----------     --------            ----------    --------            ----------     --------
   Securities:
     Taxable ................ 1,381,937       70,929     5.13    1,308,277      83,644     6.39    1,632,965      109,037      6.68
     Non-taxable ............   265,265       17,826     6.72      165,295      12,083     7.31       86,847        6,123      7.05
                             ----------     --------            ----------    --------            ----------     --------
      Total securities ...... 1,647,202       88,755     5.39    1,473,572      95,727     6.50    1,719,812      115,160      6.70
                             ----------     --------            ----------    --------            ----------     --------
   Money market investments .   340,600        6,555     1.92      191,899       6,023     3.14       41,389        2,654      6.41
                             ----------     --------            ----------    --------            ----------     --------
      Total interest-earning
         assets ............. 3,878,546      232,080     5.98    3,453,976     241,328     6.99    3,398,114      249,644      7.35
                             ----------     --------            ----------    --------            ----------     --------
Noninterest-earning assets:
   Cash and due from banks ..   113,927                             92,329                            82,256
   Other assets .............   211,370                            187,002                           147,952
   Allowance for loan losses     (9,901)                            (8,682)                           (8,482)
                             ----------                         ----------                        ----------
       Total noninterest-
         earning assets ....    315,396                            270,649                           221,726
                             ----------                         ----------                        ----------
Total assets ............... $4,193,942                         $3,724,625                        $3,619,840
                             ==========                         ==========                        ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Savings deposits ........ $1,106,007       21,273     1.92    $ 751,289    $ 19,107     2.54    $ 641,576       15,810      2.46
   Other time deposits .....    875,757       34,246     3.91      854,203      45,775     5.36      786,047       42,589      5.42
   Certificates of deposits
     $100,000 and over .....    765,817       20,814     2.72      797,672      37,925     4.75      782,995       47,020      6.01
                             ----------     --------            ----------    --------            ----------     --------
       Total interest-bearing
         deposits ..........  2,747,581       76,333     2.78    2,403,164     102,807     4.28    2,210,618      105,419      4.77
                             ----------     --------            ----------    --------            ----------     --------
   Borrowings ..............    645,175       30,413     4.71      628,370      31,973     5.09      825,609       51,992      6.30
                             ----------     --------            ----------    --------            ----------     --------
       Total interest-bearing
         liabilities .......  3,392,756      106,746     3.15    3,031,534     134,780     4.45    3,036,227      157,411      5.18
                             ----------     --------            ----------    --------            ----------     --------
Noninterest-bearing
  liabilities and
  stockholders' equity:
     Demand deposits .......    528,457                            460,147                           400,425
     Other liabilities .....     35,895                             26,523                            23,788
                             ----------                         ----------                        ----------
       Total noninterest-
         bearing liabilitie.    564,352                            486,670                           424,213
     Stockholders' equity ..    236,834                            206,421                           159,400
                             ----------                         ----------                        ----------
Total liabilities and
   stockholders' equity .... $4,193,942                         $3,724,625                        $3,619,840
                             ==========                         ==========                        ==========
Net interest income/spread
   (tax-equivalent basis) ..                $125,334     2.83                 $106,548     2.54                  $ 92,233      2.17
                                            ========                          ========                           ========
Net interest margin
   (tax-equivalent basis) ..                             3.23                              3.08                                2.71
Tax equivalent adjustments:
   Loans ...................                $    663                          $    616                           $   685
   Investment securities ...                   5,707                             4,233                             2,141
                                            --------                          --------                           -------
       Total ...............                $  6,370                          $  4,849                           $ 2,826
                                            ========                          ========                           =======

     Loans include nonaccruing loans, the effect of which is to reduce the rate earned on loans, and exclude unearned income. Income is stated on a tax-equivalent basis by adding to income an amount equal to the tax benefit of owning tax-exempt securities and loans based on statutory rates in effect (35% in 2002, 2001 and 2000).

RATE/VOLUME ANALYSIS

     The following tables set forth information regarding the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the periods indicated. Average balances and rates include non-accruing loans. For each category of interest-earning asset and interest-bearing liability, information is provided for changes attributable to (i) changes in volume (changes in volume multiplied by old rate), (ii) changes in rates (change in rate multiplied by old volume) and (iii) total change. Changes in rate/volume (changes in rate multiplied by the changes in volume) are allocated proportionately between changes in rate and changes in volume.


                                                      NINE MONTHS ENDED SEPTEMBER 30, 2003
                                                          COMPARED TO NINE MONTHS ENDED
                                                               SEPTEMBER 30, 2002
                                                    ----------------------------------------
                                                               INCREASE/(DECREASE)
                                                                DUE TO CHANGE IN
                                                    ---------------------------------------
                                                       VOLUME        RATE           NET
                                                    -----------  ------------  ------------
                                                               ($ IN THOUSANDS)
Interest-earning assets:
Loans (net of unearned income) ....................     $ 9,764    $ (8,524)    $ 1,240
Securities ........................................       4,274     (14,013)     (9,739)
Money market investments ..........................      (3,024)     (1,401)     (4,425)
                                                        -------    --------     -------
Total interest income .............................      11,014     (23,938)    (12,924)
                                                        -------    --------     -------
Interest-bearing liabilities:
Savings deposits ..................................       1,901      (6,437)     (4,536)
Other time deposits ...............................      (2,791)     (6,519)     (9,310)
Certificates of deposits $100,000 and over ........        (472)     (4,911)     (5,383)
Borrowings ........................................        (141)       (913)     (1,054)
                                                        -------    --------     -------
Total interest expense ............................      (1,503)    (18,780)    (20,283)
                                                        -------    --------     -------
Net interest income ...............................     $12,517    $ (5,158)    $ 7,359
                                                        =======    ========     =======

                                               YEAR ENDED DECEMBER 31, 2002       YEAR ENDED DECEMBER 31, 2001
                                                  COMPARED TO YEAR ENDED             COMPARED TO YEAR ENDED
                                                     DECEMBER 31, 2001                  DECEMBER 31, 2000
                                              -------------------------------   --------------------------------
                                              INCREASE/(DECREASE)                INCREASE/(DECREASE)
                                               DUE TO CHANGE IN                   DUE TO CHANGE IN
                                              -------------------------------   --------------------------------
                                              VOLUME       RATE         NET      VOLUME        RATE        NET
                                              -------    --------    --------   --------    --------     -------
                                                                      ($ IN THOUSANDS)
Interest-earning assets:
Loans (net of unearned income) ...........    $ 7,716    $(10,524)   $ (2,808)  $ 11,931    $ (4,183)    $ 7,748
Securities ...............................     10,510     (17,482)     (6,972)   (16,080)     (3,353)    (19,433)
Money market investments .................      3,473      (2,941)        532      5,328      (1,959)      3,369
                                              -------    --------    --------   --------    --------     -------
Total interest income ....................     21,699     (30,947)     (9,248)     1,179      (9,495)     (8,316)
                                              -------    --------    --------   --------    --------     -------
Interest-bearing liabilities:
Savings deposits .........................      7,569      (5,403)      2,166      2,770         527       3,297
Other time deposits ......................      1,130     (12,659)    (11,526)     3,662        (476)      3,186
Certificates of deposits $100,000 and over     (1,462)    (15,649)    (17,111)       873      (9,968)     (9,095)
Borrowings ...............................        848      (2,408)     (1,560)   (11,097)     (8,922)    (20,019)
                                              -------    --------    --------   --------    --------     -------
Total interest expense ...................      8,085     (36,119)    (28,034)    (3,792)    (18,839)    (22,631)
                                              -------    --------    --------   --------    --------     -------
Net interest income ......................    $13,614    $  5,172    $ 18,786   $  4,971    $  9,344     $14,315
                                              =======    ========    ========   ========    ========     =======

RESULTS OF OPERATIONS: RESTATEMENTS


     In the fourth quarter of 2002, the bank announced that KPMG LLP, which replaced Arthur Andersen as the bank's independent auditors, would conduct a re-audit of the bank's 2000 and 2001 financial statements. This re-audit was conducted in close consultation with the Audit and Examination Committee of the board of directors and the bank's new Chief Financial Officer.

     The bank recorded net downward adjustments to net income totaling $3,000,000 in connection with items identified during the re-audit process, as well as a $3,072,000 net downward adjustment that was identified by management in November 2002. In the aggregate, net downward adjustments to net income totaling $6,072,000 were recorded as follows: $4,367,000 in 2002, $91,000 in 2001, $54,000 in 2000, $535,000 in 1999, and $1,025,000 in 1998. All of the
$4,367,000 net downward adjustment in 2002 was attributable to the first nine months of 2002. The adjustments also had the effect of re-allocating certain income and expense amounts from year to year and from quarter to quarter within the years, re-allocating certain statement of condition amounts from category to category, and reducing the number of shares outstanding for earnings per share calculations.


     The principal components of the adjustments were as follows:

     INDIRECT AUTOMOBILE LOAN ORIGINATION COSTS--To correct bookkeeping errors by appropriately amortizing direct costs associated with the origination of indirect automobile loans as reductions of interest income and by reclassifying the unamortized portion from deposits to loans. The effect of these corrections on the bank's consolidated statements of income was an aggregate reduction of net income of $2,087,000, with a $1,584,000 decrease in net income attributable to the first nine months and full year 2002 and a $503,000 decrease in net income attributable to year 2001.

     STOCK APPRECIATION RIGHTS--To appropriately calculate the expense related to outstanding and vested stock appreciation rights. The effect of these adjustments on the bank's consolidated statements of income in the aggregate amounted to a decrease in net income of $2,293,000, with a $294,000 decrease in net income attributable to the first nine months and full year 2002, a $1,809,000 decrease in net income attributable to year 2001, a $526,000 increase to net income attributable to year 2000, and a $717,000 decrease in net income attributable to periods prior to year 2000.

     RETIREMENT PLAN ASSUMPTIONS--To correct the discount rate and inflation rate assumptions utilized in the calculation of the projected benefit obligation to conform to guidelines under GAAP. The effect of the retirement plan adjustments on the bank's consolidated statements of income in the aggregate amounted to an increase of $1,156,000 in net income, with a $251,000 decrease to net income attributable to the first nine months and full year 2002, a $1,444,000 increase to net income attributable to year 2001, a $483,000 increase to net income attributable to year 2000 and a $520,000 decrease to net income attributable to periods prior to year 2000.


     RESIDENTIAL MORTGAGE LOANS--To appropriately charge against income previously deferred loan origination costs upon the securitization and sale of mortgage loans. In accordance with FASB Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," upon the origination of a residential mortgage loan, commissions paid to the residential mortgage loan origination sales staff is deferred in the statement of condition as an addition to the mortgage loan balance. Prior to the restatement, these deferred commissions were recorded in the statement of condition as an addition to Other Assets.

     During the period that the residential mortgage loan is outstanding, the deferred commission is amortized into the income statement over the estimated life of the loan as an adjustment to interest earned on the loan. Prior to the restatement, the amortization was recorded as an increase to Salaries Expense, the primary component of the deferred expense. When a residential mortgage loan is sold or securitized and sold, the unamortized balance of the deferred commissions is written off as an adjustment in the income statement to the gain recorded on the sale or securitization and sale of the residential mortgage loan. Prior to the restatement, the bank continued to amortize into the income statement the remaining unamortized balance of the deferred commissions, without any acceleration to reflect the sale of the underlying loan.


     The effect of these adjustments on the bank's consolidated statements of income in the aggregate amounted to a decrease of $1,135,000 in net income, with a $995,000 decrease in net income attributable to the first nine months and full year 2002, a $498,000 increase to net income attributable to year 2001, a $586,000 decrease to net income attributable to year 2000 and a $52,000 decrease to net income attributable to periods prior to year 2000.


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

     PREMISES AND EQUIPMENT DEPRECIATION EXPENSE--To appropriately depreciate assets purchased principally for new branch locations beginning at the time such locations opened for business. These assets were primarily purchased in years 2000, 2001 and 2002. The effect of this adjustment on the bank's consolidated statements of income in the aggregate amounted to a decrease of $1,512,000 in net income, with a $707,000 decrease in net income attributable to the first nine months and full year 2002, a $589,000 decrease in net income attributable to year 2001, a $137,000 decrease in net income attributable to year 2000, and a $79,000 decrease to net income attributable to periods prior to year 2000.

     BONUS EXPENSE ACCRUALS--To re-allocate expense accruals related to various bonus programs to assure that such amounts were charged to expense in the periods in which they were earned. The effect of this adjustment on the bank's consolidated statements of income in the aggregate amounted to a decrease of $201,000 in net income, with a $536,000 decrease in net income attributable to the first nine months and full year 2002, a $585,000 increase in net income attributable to year 2001, a $58,000 decrease in net income attributable to year 2000, and a $192,000 decrease in net income attributable to periods prior to year 2000. The bank has made adjustments to its method of accruing bonus expense to assure that such expenses are charged against the periods in which the bonuses are earned going forward.

     PROVISION FOR LOAN LOSSES / GAIN ON SALE OF LOANS--In 2000, a $1,819,000 pre-tax recovery on a loan previously charged-off was recorded as a gain on sale of loans. The correcting entry had the effect of increasing the bank's allowance for loan losses and decreasing net income. In order to return the balance of the allowance for loan losses to the level management deemed appropriate at that time, an adjusting entry was made to decrease the provision for loan losses in 2000 by $1,819,000. The two entries effectively offset one another and, accordingly, there was no impact on either net income or the balance of the allowance for loan losses.

     MORTGAGE SERVICING RIGHTS--To re-allocate the lower of cost or market adjustments in years 2001 and 2000 related to mortgage servicing rights. The re-allocations resulted from conforming our valuation methodologies to prior periods. The aggregate impact on the bank's consolidated statements of income was zero, with year 2001 reflecting a $283,000 increase in net income and year 2000 reflecting a $283,000 decrease in net income.

     INTEREST BEARING DEPOSITS FROM MUNICIPALITIES--To reclassify certain interest bearing NOW account deposits from municipalities that had been incorrectly reflected as non-interest bearing demand deposits. This adjustment resulted in $69.6 million of deposits being reclassified at December 31, 2001 to interest bearing deposits. The reclassification entry had no impact on our statements of income.

     DEFERRED INCOME TAXES--To correct the deferred tax benefit recorded for periods prior to year 2000 related to nonqualified stock options. This adjustment resulted in a $1.0 million reduction in Additional Paid-In Capital and an increase of $1.0 million in Deferred Taxes and Other Liabilities.

RESULTS OF OPERATIONS: NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 COMPARED TO NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

     OVERVIEW: Net income was $22.6 million, or $1.20 per diluted share for the nine months ended September 30, 2003, versus $30.5 million, or $1.63 per diluted share, for the nine months ended September 30, 2002. The following significant items impacted earnings for the nine months:

      o 2003 results were negatively impacted by a $3.4 million after-tax charge related to death benefits due under the employment contract of the former Chairman Siggi B. Wilzig, net of insurance proceeds; a $3.6 million after-tax charge resulting from the early extinguishment of a portion of the bank's FHLB advances; and a $0.8 million after-tax charge relating to auditing and legal fees incurred in connection with the re-audit of the bank's financial statements and the work performed by a Special Committee of independent directors. The 2003 period benefited from pension income totaling $3.8 million after taxes and securities gains amounting to $0.2 million after taxes.


      o 2002 results benefited from securities gains of $4.2 million after taxes, offset by pension expense of $2.8 million after taxes.


     The variances in the income statement categories are explained below. All of the following comparisons are between the nine months ended September 30, 2003 and the nine months ended September 30, 2002, which periods will be referred to as "2003" and "2002."


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

     NET INTEREST INCOME: Net interest income for 2003 increased by 8.0% to $92.7 million from $85.9 million for 2002. All interest income and expense amounts in this discussion of net interest income are stated on a pre-tax adjusted basis. The related yield, return on assets, spread and net interest margin reflect the tax-equivalent adjustments that were made to income derived from any tax-exempt loans and securities. All interest earning assets and interest-bearing liabilities are discussed in terms of average balances.

     The bank's net interest income performance was driven primarily by its low-cost core deposits that are invested in interest earning assets, principally loans and securities, and by loan prepayment fees. Total average interest bearing liabilities increased $39 million in 2003, with interest bearing deposit growth representing $33 million, comprised of interest bearing core deposits increasing $166 million and time deposits decreasing $133 million. Net average non-interest bearing sources of funds increased 14.9% to $550 million from $479 million in 2002. Growth in demand deposits accounted for virtually all of this increase. Total average interest earning assets increased $110 million in 2003 to $3.943 billion, from $3.833 billion in 2002. The bank's net interest margin increased 17 basis points to 3.33% in 2003 from 3.16% in 2002. The collection of loan prepayment fees contributed approximately 8 basis points to the increase in net interest margin.

     Total interest income decreased from $167.3 million in 2002 to $153.9 million in 2003, attributable to a 60 basis point decrease in the average yield earned on total interest earning assets (reflecting the lower rate environment in 2003), partially offset by the previously mentioned increase in the volume of total interest earning assets and the loan prepayment fees.

     Interest and fees on loans increased from $99.5 million in 2002 to $100.9 million in 2003. The increase was attributable to a $211 million increase in the average volume of loans outstanding, principally 1-4 family residential mortgage loans and indirect auto lending and the previously mentioned loan prepayment fees. These positive factors were partly offset by the lower interest rate environment, the continued prepayment by borrowers of higher yielding commercial mortgage and 1-4 family residential mortgage loans and the sale and securitization and sale of 1-4 family residential mortgage loans originated by the bank.


     Interest and dividends on securities declined $13.2 million to $52.1 million in 2003 from $65.3 million in 2002. The securities portfolio consists of securities available for sale (average balance of $1.651 billion in 2003;
average balance of $1.463 billion in 2002) and securities held to maturity (average balance of $53 million and $95 million in 2003 and 2002, respectively). The decline in the total amount of interest and dividends reflects the lower rate environment and the impact of prepayments and calls on the bank's portfolio of mortgage-backed and callable securities. The average yield earned on the securities portfolio was 4.46% in 2003 and 5.71% in 2002.


     Interest expense on deposits decreased from $58.8 million in 2002 to $39.5 million in 2003. This decline reflected the lower rate environment in 2003. The average balance of interest bearing core deposits increased 15.6% to $1.228 billion in 2003, while the average rate paid on such deposits decreased 76 basis points to 1.23%. The average balance of time deposits decreased $133 million to $1.522 billion in 2003. The average rate paid on time deposits declined 99 basis points to 2.47%.

     Interest expense on borrowed funds declined from the $22.7 million expense for 2002 to a $21.7 million expense for 2003, reflecting the restructuring of the bank's FHLB advances that took place at the end of the second quarter 2003 and the beginning of the third quarter 2003. The average balance of borrowed funds increased in 2003 to $642 million from $636 million in 2002 due to higher levels of securities sold under agreements to repurchase.


     PROVISION FOR LOAN LOSSES: During 2003, the bank recorded a provision for loan losses of $2.6 million, compared to a provision of $0.9 million in 2002. The increase in the provision for loan losses is related to the growth in the volume of loans held in our loan portfolio and a change in the composition of loans comprising our loan portfolio. During this period, consumer loans and commercial loans increased as a percentage of the loan portfolio. Due to the nature of consumer lending, this growth has resulted in a higher level of net loan charge-offs, which required an increase in the provision for loan losses. The allowance for loan losses was determined by the bank to be adequate at $10.3 million as of September 30, 2003 and $10.0 million as of December 31, 2002. See discussion under "BUSINESS OF THE BANK--Asset Quality" for additional details.


     NON-INTEREST INCOME: Non-interest income for 2003 decreased by $7.6 million to $31.1 million from $38.7 million for 2002. The decrease was attributable primarily to a reduction of $6.7 million in gains on securities sales and a


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

reduction of $1.7 million in gains on sales of securitizations and loans in 2003. A $0.5 million increase in bank owned life insurance income in 2003 compared to 2002 due to higher death benefits received in 2003 partly offset the preceding negative factors.


     NON-INTEREST EXPENSE: Non-interest expense increased by $12.1 million to $93.5 million for 2003 versus $81.4 million for 2002. Salaries and employee benefits amounted to $49.4 million, $11.0 million higher than 2002, due largely to the previously mentioned charge for death benefits due the estate of the former chairman, the opening of 16 branch locations and the hiring of new senior managers for various positions. Pension (income) expense was $(6.4) million in 2003 compared with $4.8 million in 2002. The bank accounts for pension expense under the "immediate recognition" method whereby changes in Plan assets and the pension benefit obligation due to market factors are immediately reflected in pension expense. During 2003, the increase in Plan assets exceeded the increase in the pension benefit obligation by $6.4 million, while in 2002 the net pension expense reflects a $4.0 million increase in the bank's pension benefit obligation and the $0.8 million decrease in the value of Plan assets. Net occupancy, furniture and equipment expense was $18.2 million in 2003 versus $16.3 million in 2002 mainly due to branch expansion. All other non-interest expenses amounted to $32.2 million in 2003 versus $21.8 million in 2002 due to $6.0 million of expenses related to the above-mentioned early extinguishment of FHLB advances, the charge relating to auditing and legal fees incurred in connection with the re-audit of the bank's financial statements and the work performed by a Special Committee of independent directors, higher write-downs of other real estate owned to reflect lower appraised values, expanded advertising (including customer promotions) expense, and a general increase in expenses related to expanded business activity, partially offset by a $1.2 million positive variance related to changes in the valuation allowance for mortgage servicing rights, and a $1.2 million settlement received in 2003 related to a legal claim from 2002.

     In the nine months ended September 30, 2003, the valuation allowance for mortgage servicing rights was reduced to reflect a $0.1 million increase in the fair value of various mortgage servicing pools, compared to a $1.1 million increase in the valuation allowance recorded in the 2002 nine month period. The adjustments to the valuation allowance reflect writedowns in the fair value of the mortgage pools being serviced compared to their carrying amount and write-ups in the fair value to the extent that the write-up does not cause the fair value of the mortgage servicing pool to exceed its carrying amount.


     The bank has announced the closing of nine in-store branches during the fourth quarter 2003. Total deposits at these branches amount to approximately $50 million and the bank expects to retain a large portion of these deposits and customer relationships. Expenses related to the closings are expected to be less than $500,000 after taxes. The bank is continually analyzing the benefits of opening new branches in strategic locations and evaluating the profitability and viability of existing branches. The impact of any such future decisions cannot be estimated.

     PROVISION FOR INCOME TAXES: The provision for income taxes amounted to $5.1 million in 2003 and $11.7 million in 2002. The decrease in the provision for 2003 reflects the lower level of income before taxes reported in the period and the high amount of income exempt from federal income taxes as a percent of income before income taxes. The average effective tax rate was 18.4% for 2003 and 27.8% for 2002.


     INTEREST RATE SENSITIVITY: At September 30, 2003, our negative gap exposure, which stood at $1.500 billion within the 0-3 month time frame at December 31, 2002, decreased to $1.092 billion. Overall, in the one year time frame, the negative gap exposure decreased from $1.557 billion at December 31, 2002 to $1.319 billion at September 30, 2003. Management has identified asset/liability strategies, procedures for administration of liability costs, and redeployment of asset maturities and cash flows to mitigate the spread impact of any possible mismatch in a volatile rate environment.


RESULTS OF OPERATIONS: 2002 COMPARED WITH 2001

     OVERVIEW: Net income for 2002 amounted to $38.0 million, an increase of 10.1% from the $34.5 million earned in 2001. Diluted earnings per share for the full year were $2.03, 10.3% higher than the $1.84 earned in 2001. The increase in net income was attributable to increases in net interest income and non-interest income and a decrease in the provision for income taxes, partly offset by higher other non-interest expenses. The improvement in net interest income during 2002 was mainly attributable to a significant increase in demand and savings deposits and lower rates paid on certificates of deposit, which enabled the bank to increase its net interest margin from 3.08% in 2001 to 3.23% in 2002. The increase in non-interest income primarily resulted from gains on the securitizations and sales of residential mortgages that were originated by the bank and an increase in deposit service charges and other retail banking fees. The higher level of other operating expenses was mainly due to higher pension expense and increases in salaries and wages, the latter being principally due to the net addition of 15 banking branches and normal salary and benefit increases, primarily health benefit costs.

     NET INTEREST INCOME: Net interest income for the year 2002 increased by 17.0% to $119.0 million from $101.7 million for the year 2001. Net interest income represents the difference between interest received on interest earning assets, primarily loans and securities available for sale and held to maturity, and the interest expense paid on interest bearing liabilities, primarily deposits and borrowings. All interest income and expense amounts in this discussion of net interest income are stated on a pre-tax adjusted basis. The related yield, return on assets, spreads and the net interest margin reflect the tax-equivalent adjustments that were made to income derived from any tax-exempt loans and securities. All interest earning assets and interest-bearing liabilities are discussed in terms of average balances.

     The bank's net interest income performance was driven primarily by its low-cost core deposit sources of funds that are invested in interest earning assets, principally loans and securities. Total average interest earning assets increased $425 million in 2002 to $3.879 billion, from $3.454 billion in 2001. Total average interest bearing liabilities increased $361 million in 2002, with interest bearing deposit growth representing 95.3% of the growth in interest bearing sources of funds. Net average non-interest bearing sources of funds increased 15.0% to $485.8 million from $422.4 million in 2001. Growth in demand deposits accounted for virtually all of this increase. The bank's net interest margin increased 15 basis points to 3.23% in 2002 from 3.08% in 2001.


     Total interest income decreased from $236.5 million in 2001 to $225.7 million in 2002, attributable to a 101 basis point decrease in the average yield earned on total interest earning assets reflecting the lower rate environment in 2002, partially offset by the previously mentioned increase in the volume of total interest earning assets.

     Interest and fees on loans decreased from $139.0 million in 2001 to $136.1 million in 2002. The decrease was attributable to the lower rate environment, the continued prepayment by borrowers of higher yielding 1-4 residential mortgage loans and the securitization and sale of 1-4 family residential mortgage loans originated by the bank. These factors contributed to a 57 basis point decline in the average rate earned on loans. The decline in the average rate earned on loans was partly offset by a moderate increase in loan volume, spurred primarily by increases in other consumer lending, principally automobile loans.


     Interest and dividends on securities declined $7.5 million to $86.7 million in 2002 from $94.2 million in 2001. The securities portfolio consists of securities available for sale, with an average balance of $1.563 billion in 2002 and an average balance of $1.083 billion in 2001, and securities held to maturity, with an average balance of $84 million and $391 million in 2002 and 2001, respectively. The decline in the total amount of interest and dividends reflects the lower rate environment and the impact of prepayments on the bank's portfolio of mortgage-backed securities. The average yield earned on the securities portfolio was 5.39% in 2002 and 6.50% in 2001. The impact of the decline in yields was partially offset by an increase in the average balance of securities available for sale, principally mortgage-backed securities. The average balance of mortgage-backed securities increased $467 million to $920 million in 2002 from $453 million in 2001.

     Interest expense on deposits decreased from $102.8 million in 2001 to $76.3 million in 2002. This decline reflected the lower rate environment in 2002. The average balance of interest bearing core deposits increased 47.2% to $1.106 billion in 2002, while the rate paid on such deposits decreased 62 basis points to 1.92%. The average balance of time deposits decreased $10 million to $1.642 billion in 2002. The rate paid on time deposits declined 171 basis points to 3.35%.

     Interest expense on borrowed funds decreased $1.6 million to $30.4 million in 2002 from $32.0 million in 2001, due to the lower rate environment in 2002. The average balance of borrowed funds increased in 2002 to $645.2 million from $628.4 million in 2001. During 2002, the bank maintained its use of fixed rate callable advances from the Federal Home Loan Bank at the level outstanding at December 31, 2001, with the average balance outstanding during 2002 reaching $600 million compared to average outstandings of $427.5 million in 2001.

     PROVISION FOR LOAN LOSSES: During 2002 and 2001, in response to loan demand and a weakening economy, the bank maintained the provision for loan losses at $2.2 million. The allowance for loan losses was deemed adequate at $10.0 million as of December 31, 2002 and $9.7 million as of December 31, 2001. Loans accounted for on a non-accrual basis decreased from $5.6 million at December 31, 2001 to $4.3 million at December 31, 2002. Loans accruing interest, but on which interest or principal was 90 days or more past due, increased from $0.9 million at December 31, 2001 to $1.1 million at December 31, 2002. See additional discussion under "BUSINESS OF THE BANK--Asset Quality."

     NON-INTEREST INCOME: Non-interest income for the year 2002 increased by $13.7 million to $47.2 million from $33.5 million for the year 2001. The increase was attributable primarily to $11.7 million in gains on loan securitizations in 2002--with $1.2 million recorded as gains on sales of loans and $10.5 million recorded as part of net gains on sales of securities--on sales of $536.2 million of residential mortgages that were originated by the bank. In addition, service charges and other retail banking fees increased by $3.9 million, driven by increased sales of annuities and mutual fund products at the bank's TC Financial Corp. subsidiary. Bank owned life insurance income was higher by $1.1 million in 2002 versus 2001 due primarily to the receipt of a death benefit. Net realized gains on sales of available for sale securities, excluding sales of securitized loans, were $9.2 million in 2002 and $12.4 million in 2001.


     NON-INTEREST EXPENSE: Non-interest expense increased by $28.3 million to $112.6 million for the year 2002 versus $84.3 million for the year 2001. A significant portion of this increase, $15.1 million, was due to pension expense. For the years ended December 31, 2002 and 2001, the net effects of marking to market pension plan assets and projected benefit obligations pursuant to the "immediate recognition" provisions of Statement of Financial Accounting Standards No. 87 were a $0.9 million charge in 2002 and a $14.2 million credit in 2001.

     Salaries,   wages  and  employee  benefits,  other  than  pension  expense, increased by $7.7 million to $56.2 million for the year 2002 versus $48.5 million for the year 2001. This was due largely to an increase in the number of employees resulting from a higher number of branches in operation, normal salary increases and an increase in health benefit costs. Occupancy expense increased by $1.3 million to $13.7 million in 2002 from $12.4 million in 2001 due to the aforementioned increase in the number of branches. Other expense increased by $3.6 million for the year 2002 versus the year 2001, largely due to other real estate owned write-downs of $2.0 million in 2002 and impairment charges on mortgage servicing assets of $2.5 million for 2002 versus $1.1 million in 2001. As of December 31, 2002, the bank's mortgage servicing asset was valued at $2.1 million.


     PROVISION FOR INCOME TAXES: The provision for income taxes amounted to $13.3 million in 2002 and $14.2 million in 2001. The effective tax rate was 25.9% and 29.1% in 2002 and 2001, respectively. The decline in the effective tax rate was attributable to the bank having a higher proportion of income exempt from taxes in 2002 compared with 2001. Tax-exempt income is derived primarily from the securities portfolio and bank owned life insurance.

     INTEREST RATE SENSITIVITY: In the zero to three month time frame our negative gap increased from $729.7 million at December 31, 2001 to $1,500.0 million at December 31, 2002. In the twelve month time frame our negative gap increased from $1,137.9 million at December 31, 2001 to $1,557.0 million at December 31, 2002.

RESULTS OF OPERATIONS: 2001 COMPARED WITH 2000


     OVERVIEW: Net income for 2001 amounted to $34.5 million, an increase of 73.0% from the $20.0 million earned in 2000. Diluted earnings per share for the full year were $1.84, 76.9% higher than the $1.04 earned in 2000. The increase in net income was attributable to increases in net interest income and non-interest income and a slight reduction in non-interest expense, partly offset by higher provisions for loan losses and income taxes. The improvement in net interest income during 2001 was mainly attributable to a significant increase in demand deposits, which enabled the bank to increase its net interest margin from 2.71% in 2000 to 3.08% in 2001. The increase in non-interest income primarily resulted from gains on the sale of available for sale securities and increased deposit service charges and other retail banking fees, offset in part by a reduction in gains on sales of loans. The slight decrease in non-interest expenses was mainly due to a pension "credit" in 2001.

     NET INTEREST INCOME: Net interest income for the year 2001 increased by 13.7% to $101.7 million from $89.4 million for the year 2000. The bank's net interest income performance was driven primarily by its low-cost core deposit sources of funds. Total average interest earning assets increased $56 million in 2001 to $3.454 billion, from $3.398 billion in 2000. Total average interest bearing liabilities decreased $4.7 million in 2001. Net non-interest bearing sources of funds increased 16.7% to $422.4 million from $361.9 million in 2000. Growth in demand deposits accounted for 98.6% of this increase. The bank's net interest margin increased 37 basis points to 3.08% in 2001 from 2.71% in 2000.

     Total interest income decreased from $246.8 million in 2000 to $236.5 million in 2001, attributable to a 36 basis point decrease in the average yield earned on total interest earning assets. This decrease was reflective of the lower rate environment in 2001 versus 2000, partially offset by the previously mentioned increase in total average interest earning assets.

     Interest and fees on loans increased from $131.1 million in 2000 to $139.0 million in 2001. The increase was mainly attributable to a 9.4% increase in loan volume, primarily related to commercial mortgage loans and consumer lending, principally automobile loans. This was partly offset by the lower rate environment, which caused a 25 basis point decline in the average rate earned on loans.


     Interest and dividends on securities declined $19.8 million to $94.2 million in 2001 from $114.0 million in 2000. The securities portfolio consists of securities available for sale, with an average balance of $1.083 billion in 2001 and an average balance of $1.163 billion in 2000, and securities held to maturity, with an average balance of $391 million and $557 million in 2001 and 2000, respectively. The decline in the total amount of interest and dividends reflects the lower rate environment and the impact of prepayments on the bank's portfolio of mortgage-backed securities. The average yield earned on the securities portfolio was 6.50% in 2001 and 6.70% in 2000.

     Interest expense on deposits decreased from $105.4 million in 2000 to $102.8 million in 2001. This decline reflected the lower rate environment in 2001, principally with respect to interest on time deposits. The average balance of interest bearing core deposits increased 17.1% to $751 million in 2001, while the rate paid on such deposits increased 8 basis points to 2.54%. The average balance of time deposits increased $83 million to $1.652 billion in 2001. The rate paid on time deposits declined 64 basis points to 5.07%.


     Interest expense on borrowed funds decreased $20.0 million to $32.0 million in 2001 from $52.0 million in 2000. The average balance of borrowed funds decreased in 2001 to $628.4 million from $825.6 million in 2000. The composition of borrowings in 2001 was changed to take advantage of lower funding cost opportunities and to layer in longer-term fixed rate convertible advances from the Federal Home Loan Bank, which replaced short-term borrowings, resulting in reduced interest rate risk exposure. On average, Federal Home Loan Bank advances increased during 2001 by $400 million and short-term borrowings decreased by $600 million.

     PROVISION FOR LOAN LOSSES: During 2001, in response to an increase in loan volume, the bank recorded a provision for loan losses of $2.2 million. During 2000, the bank had a recovery on a loan previously charged off of $1.8 million. This recovery increased the allowance for loan losses to a level where the bank credited the provision for loan losses for $619,000 to maintain the allowance at an appropriate level. The allowance for loan losses was deemed adequate at $9.7 million as of December 31, 2001 and $8.5 million as of December 31, 2000. Loans accounted for on a non-accrual basis increased from $5.1 million at December 31, 2000 to $5.6 million at December 31, 2001. Loans accruing interest, but on which interest or principal was 90 days or more past due, was $0.9 million at December 31, 2001 and 2000. See additional discussion under "Asset Quality."

     NON-INTEREST INCOME: Non-interest income for the year 2001 increased by $11.4 million to $33.5 million from $22.1 million for the year 2000. The increase was attributable primarily to $12.4 million in gains on available for sale securities, compared to $2.2 million of such gains realized in 2000. In addition, service charges and other retail banking fees increased by $3.4 million, primarily attributable to the bank's branch and ATM expansion program. Year 2000 benefited from $0.8 million of gains on the sale of $178 million of residential mortgage loans originated by the bank.

     NON-INTEREST EXPENSE: Non-interest expense decreased by $0.7 million to $84.3 million for the year 2001 versus $85.0 million for the year 2000. This decrease was due to a net pension credit of $14.2 million in 2001 versus a $4.5 million expense in 2000. As noted above, the bank accounts for its pension expense by utilizing the "immediate recognition" provisions of Statement of Financial Accounting Standards No. 87. For the years ended December 31, 2001 and 2000, the net effect of marking to market pension plan assets and projected benefit obligations was a credit to expense of $14.2 million in 2001 and a charge of $4.5 million in 2000.

     Salaries,   wages  and  employee  benefits,  other  than  pension  expense, increased by $9.9 million to $48.4 million for the year 2001 versus $38.5 million for the year 2000. This was due largely to an increase in the number of employees resulting from a higher number of branches in operation, increases in related support staff and normal salary and benefit increases. Occupancy expense increased by $2.2 million to $12.4 million in 2001 from $10.2 million in 2000 due to an increase in the number of branches. Furniture and equipment expense increased $0.8 million to $8.3 million in 2001, also related to the bank's branch expansion program. Outside data processing services increased $0.8 million mainly resulting from higher check processing volume. Other expenses increased by $4.2 million for the year 2001 versus the year 2000, largely due to expenses associated with the branch expansion program. In addition, in 2001 the FDIC assessment expense was $363,000 higher and the bank recognized a $626,000 increase in the write-down in the value of its mortgage servicing assets as compared to year 2000. The increase in the FDIC assessment cost in 2001 was a result of the bank not satisfying the "well-capitalized" risk-based capital standard in the second half of 2000. This resulted in first half 2001 deposits being assessed at a higher rate than in year 2000. The higher adjustment to the estimated fair value of the mortgage servicing asset in 2001 reflected the continuing decline in interest rates and their impact on residential mortgage prepayment speeds.

     PROVISION FOR INCOME TAXES: The provision for income taxes amounted to $14.2 million in 2001 and $7.2 million in 2000. The effective tax rate was 29.1% and 26.4% in 2001 and 2000, respectively. The increase in the amount of the provision was attributable to the bank having higher income before income taxes in 2001. The increase in the effective tax rate was due to a lower percentage of this income being exempt from Federal income taxes.


FINANCIAL CONDITION

     Total assets at September 30, 2003 were $4.291 billion, a decrease of $120 million, or 2.7%, compared to $4.411 billion at December 31, 2002. Net loans held in portfolio increased by $225 million, or 12.6%, to $2.016 billion at September 30, 2003 as compared to $1.791 billion at December 31, 2002. Loans held for sale declined $156 million to $95 million at September 30, 2003 as compared to $251 million at December 31, 2002, reflecting securitizations and loan sales of $482 million during the first nine months of 2003. Total securities decreased by $469 million, or 23.7%, to $1.511 billion at September 30, 2003 as compared to $1.980 billion at December 31, 2002, due to calls, maturities and prepayments of securities and the sale of $182 million of securities. Other assets increased $173 million to $244 million at September 30, 2003 compared to $71 million at December 31, 2002, principally due to a $161 million account receivable related to the sale of securities during September 2003 that settled during the fourth quarter of 2003. The decline in total assets was reflective of the 2.2% decrease in total deposits to $3.363 billion at September 30, 2003 from $3.437 billion at December 31, 2002 and the $50 million reduction in advances from the Federal Home Loan Bank. Total stockholders' equity increased $5.3 million, or 2.0%, to $269.6 million at September 30, 2003 as compared to $264.3 million at December 31, 2002. This increase occurred primarily due to net income of $22.6 million for the nine months ended September 30, 2003 and proceeds from the exercise of stock options and other stock option related items of $2.5 million, offset by a decrease in unrealized gains on securities, net of $7.9 million, the repurchase of 95,992 shares of common stock at a total cost of $2.7 million and cash dividends of $9.2 million during the nine months ended September 30, 2003. Securities sold under agreements to repurchase and other short-term borrowings decreased by $4.9 million, or 6.9%, to $66.4 million as compared to $71.3 million at December 31, 2002.

     The bank has restructured a portion of its borrowings from the FHLB as follows:

      o In late June 2003, the bank prepaid a $50 million callable advance bearing interest at 3.42%, resulting in the bank paying a prepayment fee of $2,758,000 ($1,631,000 after taxes).

      o In August 2003, the bank entered into a $50 million non-callable advance bearing interest at 2.58%.

      o In late September 2003, the bank prepaid two $25 million callable advances bearing interest at 3.70% and 4.34%, respectively, resulting in the bank paying a prepayment fee of $3,269,000 ($1,934,000 after taxes).

      o In September 2003 and October 2003, respectively, the bank entered into two $25 million term repurchase agreements bearing interest at 1.825% and 1.76%, respectively.

      o In July 2003, the bank entered into interest rate swap transactions with an embedded option for $175 million of convertible advances from the FHLB that were designated as fair value hedges. These hedges were designed to convert fixed rate borrowings into floating rate borrowings and to eliminate any call risk to which the bank had been subject. The $175 million notional interest rate swaps converted the fixed interest rates that the bank was paying on three separate advances from the FHLB (interest rates ranging from 4.42%--5.50%) to floating interest rates of 3-month LIBOR plus spreads (ranging from 174-231 basis points). The embedded option gives the bank the right to convert the fixed rate received under the interest rate swaps to a 3-month LIBOR rate. This right will be exercised if the FHLB calls and the bank converts the advances held by the bank into 3-month LIBOR instruments. Under the contractual terms of the advances, the bank can choose to convert each advance into either a floating or fixed interest rate at then current market prices based upon the then current product listing offered by the FHLB. With the embedded option, the bank eliminated any interest rate risk associated with the call provision of the FHLB advances.


           The effectiveness of the fair value hedge is evaluated quarterly. At September 30, 2003, no hedge ineffectiveness was identified.


     The bank maintains a portfolio of loans held for sale that is valued at the lower of their cost or fair value on an aggregate basis. At September 30, 2003, the aggregate fair value of loans held for sale exceeded their cost. These loans are all performing in accordance with their terms and conditions. The bank anticipates that in the future it will only sell or securitize and sell loans that are performing.

     LOANS SOLD OR SECURITIZED AND SOLD WITH RECOURSE: The bank, under certain limited circumstances, sells or securitizes and sells residential mortgage loans with recourse provisions. At the time mortgage loans are sold or securitized and sold, an evaluation is made of the potential recourse liability. This evaluation takes into account the bank's underwriting standards for originating the mortgage loan, the value of the mortgaged property, the borrower's payment history, the bank's historical experience with these categories of loans and other factors noted above in the discussion of the Allowance for Loan Losses. To date, at the time of sale, all of the bank's mortgage loans have been performing in accordance with their terms and the recourse liability has been estimated at zero. At September 30, 2003 and December 31, 2002, the principal amount of loans sold with recourse amounted to $3.2 million and $4.9 million, respectively.

     The bank also considers mortgage loans sold with recourse in the determination of the fair value of its mortgage servicing rights. Due to the small amount of outstanding loans sold with recourse, the impact of the recourse provisions has been immaterial to the mortgage servicing asset.

     In connection with future sales or securitizations and sales of mortgage loans, the bank does not anticipate selling loans with recourse. However, the decision to sell loans with recourse is often a function of market conditions. At this time, the bank cannot predict when or if it will sell such loans.

LIQUIDITY AND CAPITAL RESOURCES

     The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. Our primary sources of funds are scheduled amortization and prepayments of loan principal and mortgage-backed securities, deposits, borrowed funds, maturities and calls of investment securities and funds provided by our operations. Our membership in the FHLB provides us access to additional sources of borrowed funds, which is generally limited to twenty times the amount of FHLB stock held by us.

     Scheduled loan repayments and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds. As interest rates decline, borrowing and customer refinancing activity tends to accelerate causing an increase in cash flow from both our loan and mortgage-backed security portfolios. If our pricing is competitive, the demand for loan originations also accelerates. When interest rates increase, the opposite effect tends to occur and our loan origination and purchase activity becomes increasingly dependent on the strength of the residential real estate market, home purchases and new construction activity.

     Effective liquidity management protects against the risk that significant losses might occur if the bank were forced to liquidate assets in an adverse market. In this sense, liquidity provides protection from loss of profits due to adverse changes in interest rates. The major factors that determine a bank's liquidity are stability of its deposits (which in part is a function of the maturity, if any, and rates paid), marketability, maturity structure and pledging status of its investments and also potential for unexpected loan demand.

     Total cash and cash equivalents amounted to $303 million at September 30, 2003 compared to $185 million at December 31, 2002 and $334 million at December 31, 2001. The consolidated statements of cash flows present the change in cash and cash equivalents from operating, investing and financing activities. During the nine months ended September 30, 2003, net cash of $204 million was provided by operating activities, primarily as a result of the securitization and sale of $482 million of residential mortgage loans that were originated by the bank, which provided $156 million of net cash after considering cash used to originate loans held for sale. Investing activities provided $51 million of cash during the nine months ended September 30, 2003, with cash provided through loan and securities repayments, maturities and calls and sales of securities exceeding the amount reinvested in new loans and securities. Net cash of $139 million used in financing activities was largely attributable to decreases in deposits, securities sold under agreements to repurchase and other short-term borrowings, and advances from the Federal Home Loan Bank.

     At September 30, 2003, Federal funds sold, loans and securities maturing or re-pricing within one year and loans held for sale totaled $1.136 billion or 26.5% of total assets, compared to $1.055 billion or 23.9% of total assets at December 31, 2002. At September 30, 2003, we had outstanding borrowings of $66 million through the use of securities sold under agreements to repurchase and other short-term borrowings and $550 million through the use of FHLB advances. Advances from the FHLB are collateralized by loans and securities.

     Total deposits decreased $74 million at September 30, 2003 compared to December 31, 2002. Deposit flows are affected by the level of market interest rates, the interest rates and products offered by competitors, and other factors. The decrease in total deposits since December 31, 2002 was due in part to a strategic decision by management to focus its deposit-gathering efforts on the more profitable transaction and savings accounts and to place less emphasis on high rate time deposits. Core deposits increased 4.7% to $1.884 billion at September 30, 2003 from $1.799 billion at December 31, 2002, while time deposits decreased by 9.7% to $1.479 billion over the same time period. Time deposit accounts scheduled to mature within one year were $1.243 billion at September 30, 2003. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with us, although we cannot assure you that we will retain these deposits. The bank is committed to maintaining a strong liquidity position; therefore, the bank monitors its liquidity position on a daily basis. The bank anticipates that it will have sufficient funds to meet its current funding commitments.

     At September 30, 2003, the bank had outstanding loan commitments to borrowers of approximately $327 million, and available home equity and overdraft lines of credit of approximately $109 million. The bank anticipates that it will have sufficient funds available to meet its current commitments in the normal course of business.

     During the nine months ended September 30, 2003, we purchased in the open market and retired 95,992 shares of common stock at a cost of $2.7 million under our previously announced common stock buy-back plan. The bank paid its common stockholders a total of $9.2 million in cash dividends during that period.

     As of September 30, 2003, our risk-based Tier I and Total capital ratios were 10.13% and 10.54%, respectively, and our leverage capital ratio was 6.01%. These ratios exceed the FDIC's minimum ratio requirements, and the requirements to be "well capitalized" within the meaning of the FDIC's regulations.

     The bank does not anticipate any material capital expenditures nor does it have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and accompanying Notes to the Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Such principles generally require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

IMPACT OF ACCOUNTING STANDARDS


     Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued in May 2003. Statement 150 requires instruments within its scope to be classified as a liability (or, in some cases, as an asset). Statement 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 (i.e. July 1, 2003 for calendar year entities). For financial instruments created before June 1, 2003 and still existing at the beginning of the interim period of adoption, transition generally should be applied by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attributes of the Statement. The adoption of Statement 150 did not have a significant effect on the bank's consolidated financial statements.


     Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued on April 30, 2003. Statement 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133, and is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement 149 is not expected to have a significant effect on the bank's consolidated financial statements.

     Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities," was issued in January 2003. Interpretation 46 provides guidance on the identification of entities controlled through means other than voting rights. Interpretation 46 specifies how a business enterprise should evaluate its interests in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved. The adoption of Interpretation 46 is not expected to have a significant effect on the bank's consolidated financial statements.

CHANGES IN CERTIFYING ACCOUNTANTS


     On June 8, 2002, the bank decided to no longer engage Arthur Andersen LLP as its independent accountants, and on June 10, 2002 appointed KPMG LLP as its independent accountants for the year ended December 31, 2002. The decision to dismiss Arthur Andersen and to retain KPMG was approved by the Audit and Examination Committee of the bank's board of directors.


     Arthur Andersen's reports on the bank's consolidated financial statements as of and for the years ended December 31, 2000 and 2001 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the two fiscal years ended December 31, 2000 and 2001 and through June 8, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make a reference to the subject matter of the disagreements in connection with their report on the bank's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of the SEC's Regulation S-K.

     During the years ended December 31, 2000 and 2001 and through June 9, 2002, neither the bank nor anyone on the bank's behalf consulted with KPMG with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the bank's consolidated financial statements, or any other matter or reportable event as set forth in Items 304(a)(2)(i) and (ii) of the SEC's Regulation S-K.

     The bank provided Arthur Andersen with a copy of the foregoing disclosures (which were included in a Form 8-K we filed with the FDIC) and has received a letter, dated June 8, 2002, addressed to the FDIC, stating Arthur Andersen's agreement with such statements.

                        MANAGEMENT OF THE HOLDING COMPANY

DIRECTORS

     The board of directors of the holding company currently consists of the existing members of the bank's board of directors. The directors of the holding company are divided into three classes, with one class to be elected each year at the annual meeting of shareholders of the holding company. Directors elected at each annual meeting will serve for a term of three years and until their successors are duly elected and qualified. Approval of the acquisition and exchange agreement by the holders of the bank's common stock will constitute approval of the election of such persons as the directors of the holding company without further action and without changes in classes or terms.

     The names of the directors of the holding company and their terms are set forth below. There are no arrangements or understandings between the holding company and any person pursuant to which such person was elected as a director.


                                                       POSITION CURRENTLY HELD
      NAME                   TERM EXPIRES                   WITH THE BANK
      ----                   ------------              -----------------------
Alan J. Wilzig           2006 Annual Meeting     Director and Chairman of the Board,
                                                 President and Chief Executive Officer
Donald R. Brenner        2006 Annual Meeting     Director and Vice Chairman
Lawrence R. Codey        2006 Annual Meeting     Director and Vice Chairman
Richard W. Kanter        2004 Annual Meeting     Director
Dr. Martin J. Kaplitt    2004 Annual Meeting     Director
Mark Kutsher             2004 Annual Meeting     Director
Abraham Oster            2005 Annual Meeting     Director
Dr. Jerome Quint         2005 Annual Meeting     Director
Marion Wiesel            2005 Annual Meeting     Director


     Compensation of directors of the holding company is described under "MANAGEMENT OF THE BANK--Directors."


     The holding company's board of directors has created an Audit and Examination Committee, comprised of directors Brenner, Codey and Kaplitt, a Stock Option/Compensation Committee, comprised of directors Brenner, Kutsher and Quint, and an Executive Committee, comprised of directors Wilzig, Brenner and Codey.


EXECUTIVE OFFICERS

     The executive officers of the holding company are:


      NAME           POSITIONS HELD WITH THE HOLDING COMPANY
      ----           ---------------------------------------
Alan J. Wilzig       Chairman of the Board, President and Chief Executive Officer
Frank Van Grofski    Senior Executive Vice President and Chief Operating Officer
William S. Burns     Executive Vice President, Chief Financial Officer and Treasurer
Sharon V. Weiner     Senior Vice President, General Counsel and Secretary

     Information   regarding   the   principal   occupations,   employment   and
compensation of the officers of the holding company during the past five years is included under "MANAGEMENT OF THE BANK--Executive Officers."


COMPENSATION


     Directors of the holding company will not be paid for attending board or committee meetings if there is a bank board or committee meeting on the same day. If there is not a bank board or committee meeting on that day, directors will be paid $1,450 per board meeting and $250 or $600 per committee meeting attended, depending on the committee. It is expected that until such time as the officers of the bank devote significant time to the separate management of the holding company's affairs, which is not expected to occur until the holding company becomes actively involved in additional businesses, no separate compensation will be paid for their services to the holding company. However, the holding company may determine that such compensation is appropriate in the future. The holding company has entered into employment agreements with Alan J. Wilzig and William S. Burns, which agreements are described under "MANAGEMENT OF THE BANK--Compensation and Employee Benefit Plans." The holding company may in the future determine to enter into employment contracts with certain other key executive officers.

EMPLOYEE BENEFIT PLANS

     As the directors, officers and employees of the holding company will not initially be compensated by the holding company but will continue to serve and be compensated by the bank, no separate benefit plans for directors, officers and employees of the holding company are anticipated at this time. The holding company will assume the bank's stock option plans, which will continue to cover directors, officers and employees of the bank pursuant to the same terms as in effect under the plans as maintained by the bank. The bank will continue to maintain its other benefit programs.

                             MANAGEMENT OF THE BANK

DIRECTORS


     The following table sets forth the name and age of each of our directors, the director's principal occupation or employment and the name and principal business of any corporation or other organization in which such occupation or employment was carried on during the past five years, all positions and offices held by the director with us, and the period during which the director has served as such. For information on the ownership of our common stock by each director, see "GENERAL INFORMATION--Security Ownership of Directors and Executive Officers."



                                          POSITIONS WITH THE BANK;
                                            PRINCIPAL OCCUPATION                     DIRECTOR
NAME AND AGE                               DURING PAST 5 YEARS(a)                      SINCE
------------                              ------------------------                   --------
Alan J. Wilzig, 38         Chairman of the Board (since January 2003); Senior          1997
                             Vice Chairman of the Board (September 2001 to
                             January 2003); President and Chief Executive
                             Officer (since April 2002); Senior Executive Vice
                             President and Chief Operating Officer (1999 to
                             2002); Executive Vice President (1997 to 1999);
                             First Vice President and Assistant to the President
                             (1994-1996)

Donald R. Brenner, 67      Vice Chairman of the Board; Senior Consultant to            1968
                             Metro Management Properties, a real estate
                             management company; Chairman, Chief Executive
                             Officer and President of Brenner Ridgefield LLC
                             (real estate investment company)

Lawrence R. Codey, 59      Vice Chairman of the Board; Retired; President,             1988
                             Public Service Electric and Gas Company (1992 to
                             February 2000); Director, New Jersey Resources
                             Corporation; Director, Sealed Air Corporation

Richard W. Kanter, 68      President, Miller Construction Company                      1983

Dr. Martin J. Kaplitt, 64  Cardiovascular Surgeon; Director, President and Chief       1985
                             Executive Officer, Neurologix, Inc. (bio-tech
                             research and development)

Mark Kutsher, 56           President, Kutsher's Country Club Corp. (hotel,             1996
                             recreation and entertainment facility); President,
                             Kutsher's Realty Co., Inc.; President, Kutsher's
                             Inc.

Abraham Oster, 57          Owner, Oster Realty (real estate
                             development/management company)                           2003

Dr. Jerome Quint, 66       General Vascular and Transplant Surgeon; Chairman,          2000
                             Bon Secours Health System-Warwick Campus Division
                             (St. Anthony Community Hospital; Mt. Alverno
                             Center; and Schervier Pavilion); New York State
                             Police Surgeon

Marion Wiesel, 72          Co-founder and Vice President, The Elie Wiesel              1997
                             Foundation for Humanity (charitable foundation);
                             Executive Vice President, Elirion Associates, Inc.
                             (publishing)




----------
(a) Except as noted above, no director is a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section l5(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940. In each instance in which dates are not provided in connection with a director's business experience, such director has held the position indicated for at least the past five years.

EXECUTIVE OFFICERS

     The acquisition and exchange will not result in any change in the officers of the bank. The age at September 30, 2003 and positions held with the bank of each person currently serving as an executive officer of the bank is set forth below. In addition, a brief biography of each individual is provided.

NAME AND AGE            POSITION AND EXPERIENCE DURING THE LAST FIVE YEARS
------------            --------------------------------------------------


Alan J. Wilzig, 38      Chairman of the Board (since January 2003); Senior Vice
                        Chairman of the Board (September 2001 to January 2003);
                        President and Chief Executive Officer (since April
                        2002); Senior Executive Vice President and Chief
                        Operating Officer (1999 to 2002); Executive Vice
                        President (1997 to 1999); First Vice President and
                        Assistant to the President (1994-1996)


Frank Van Grofski, 59   Chief Operating Officer (since September 2002); Senior
                        Executive Vice President (since April 1997)

William S. Burns, 44    Chief Financial Officer (since January 2003); Executive
                        Vice President and Director of Corporate Development
                        (since November 2002); Senior Vice President, Director of Corporate Finance and Investor Relations, The Dime
                        Savings Bank of New York (1997 to 2002)

Peter J. O'Brien, 69    Executive Vice President (1995 to present); Treasurer
                        (1995 to February 2003); Secretary (2000 to April 2002
                        and July 2002 to February 2003)

Raymond Catlaw, 53      Executive Vice President (since March 2002); First
                        Senior Vice President (February 1999 to March 2002);
                        Senior Vice President (January 1993 to February 1999)

Steven Eichhorn, 62     Executive Vice President (since February 2000); First
                        Senior Vice President (1993 to January 2000)

William A. Wagner, 58   Executive Vice President (since August 2002); Senior
                        Credit Officer, Sovereign Bank (2001 to August 2002);
                        Senior Vice President and Senior Credit Officer, Summit
                        Bank (2000 to 2001); President, Navesink Associates, LLC
                        (consulting and investment firm) (1997 to 1999)

Sharon V. Weiner, 47    Secretary (since February 2003); Senior Vice President
                        and General Counsel (since June 2002); Senior Attorney,
                        Office of Thrift Supervision (1991 to May 2002)

COMPENSATION AND EMPLOYEE BENEFIT PLANS


     DIRECTOR COMPENSATION. Directors who are not also officers of the bank receive an annual retainer of $10,000, plus $1,450 per board meeting attended and $250 to $600 for each committee meeting attended, depending on the committee. The vice chairmen, the chairman of the Audit and Examination Committee, and the board's designated financial expert receive a double fee. With respect to certain board assignments, members have received, and may receive in the future, similar compensation. Until July 2002, Mr. Codey received a $10,000 quarterly retainer in consideration of the consulting advice he provided to the bank. Mr. Codey receives a retainer of $2,500 per quarter for his service on the bank's Executive Committee.

     Directors who are not officers of the bank may be granted stock options under the bank's 2000 Non-employee Director Stock Option Plan. Each of directors Brenner, Codey, Kanter, Kaplitt, Kutsher, Quint, and Wiesel have been granted options covering 15,000 shares under the 2000 Non-employee Director Stock Option Plan. Options granted under this plan have a term of ten years after the grant date and an exercise price of 100% of the fair market value of the bank's stock on the grant date, and are 100% exercisable commencing one year after the grant date.

     EXECUTIVE COMPENSATION. The following table sets forth for the last three fiscal years the cash and other compensation paid or accrued to the chief executive officer and each of the other four most highly compensated executive officers of the bank (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION           LONG-TERM
                                                         ---------------------------------- COMPENSATION
                                                                                    OTHER      AWARDS,
                                                                                    ANNUAL     OPTIONS    ALL OTHER
                                                                                    COMPEN-      AND       COMPEN-
NAME AND PRINCIPAL POSITION                      YEAR    SALARY($)    BONUS($)   SATION($)(1)  SARs(#)  SATION($)(2)
---------------------------                      ----    ---------  ------------ ------------  -------- ------------
Alan J. Wilzig                                   2002    $415,231    $758,750(3)      -0-       50,000     $  6,189
   Chairman of the Board, President and          2001     281,923     145,000         -0-       50,000(4)     3,981
   Chief Executive Officer                       2000     275,000     135,000         -0-      100,000(4)     3,314

Frank T. Van Grofski                             2002     140,346         -0-         -0-       10,000        5,481
   Senior Executive Vice President and           2001      72,000       5,000         -0-        5,000        2,602
   Chief Operating Officer                       2000      65,769         -0-         -0-        5,000          852


William S. Burns(5)                              2002      26,923      25,000         -0-       65,000          -0-
   Executive Vice President and Chief Financial  2001          --          --         --            --           --
   Officer                                       2000          --          --         --            --           --


Peter J. O'Brien                                 2002     145,230      25,000         -0-        5,000        6,777
   Executive Vice President                      2001     130,000      20,000         -0-        8,000        4,513
                                                 2000     135,269      25,000         -0-       15,000        3,224

Raymond Catlaw                                   2002     144,038      25,000         -0-       10,000        5,656
   Executive Vice President                      2001     123,154      23,000         -0-        8,500        3,105
                                                 2000     115,000      18,277         -0-       13,000        1,883

Siggi B. Wilzig(6)                               2002     645,000     614,000         -0-          -0-      306,160
                                                 2001     645,000     614,000         -0-       50,000(4)   305,690
                                                 2000     645,000     414,000         -0-      100,000(4)   305,527

Michael A. Marinelli(7)                          2002     194,731      25,000         -0-        8,000        6,730
                                                 2001     180,000      30,000         -0-        8,000        3,613
                                                 2000     175,962      35,000         -0-       15,000        3,236

----------
(1) Amounts shown do not include amounts expended by the bank which may have a value as a personal benefit to the named individual. The value of such benefits did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for any individual named.

(2) For 2002, represents: for Alan J. Wilzig, contributions made by the bank of $5,904 to the bank's 401(k) plan to match 2002 pre-tax elective deferral contributions (included under "Salary") made by Mr. Wilzig to such plan, $56 for group term life insurance, $122 paid by the bank as a premium for life insurance and $107 paid by the bank as a premium for other life insurance for officers and key employees; for Frank T. Van Grofski, contributions made by the bank of $4,912 to the bank's 401(k) plan to match 2002 pre-tax elective deferral contributions (included under "Salary") made by Mr. Van Grofski to such plan, $159 for group term life insurance, $303 paid by the bank as a premium for life insurance and $107 paid by the bank as a premium for other life insurance for officers and key employees; for Peter O'Brien, contributions made by the bank of $5,048 to the bank's 401(k) plan to match 2002 pre-tax elective deferral contributions (included under "Salary") made by Mr. O'Brien to such plan, $791 for group term life insurance and $938 paid by the bank as a premium for life insurance; for Raymond Catlaw, contributions made by the bank of $5,007 to the bank's 401(k) plan to match 2002 pre-tax elective deferral contributions (included under "Salary") made by Mr. Catlaw to such plan, $143 for group term life insurance, $373 paid by the bank as a premium for life insurance and $133 paid by the bank as a premium for other life insurance for officers and key employees; for Siggi B. Wilzig, $300,000 paid pursuant to the bank's Incentive Compensation Plan, $5,308 paid by the bank as a premium for life insurance for officers and key employees, and $852 paid by the bank as a premium for other life insurance; and for Michael Marinelli, contributions made by the bank of $5,615 to the bank's 401(k) plan to match 2002 pre-tax elective deferral contributions (included under "Salary") made by Mr. Marinelli to such plan, $268 for group term life insurance, $547 paid by the bank as a premium for life insurance and $300 paid by the bank as a premium for other life insurance for officers and key employees.

(3)   Includes bonuses for 2001 and 2002.

(4) Options were granted in 2001 and 2000 in tandem with an equivalent number of stock appreciation rights. A stock appreciation right permits the holder of a stock option, in lieu of exercising the option, to receive from the bank an amount (payable in shares of common stock, cash, or a combination of shares and cash, as determined by the committee which administers the stock option plan) equal to the product of the excess of
      (i) the fair market value of one share of common stock at the time of exercise over (ii) the option exercise price per share times the number of shares covered by the stock option, or portion thereof, which is surrendered.

(5) William S. Burns joined the bank in November 2002 as Executive Vice President and Director of Corporate Development and was appointed Chief Financial Officer in January 2003. If he had been with the bank for all of 2002 he would have been one of the five most highly compensated officers. See "--Employment Agreements."

(6) Siggi B. Wilzig, who was Chairman of the Board during 2002, passed away in January 2003. Amounts shown do not include any benefits payable to his estate upon his death. See "--Employment Agreements."

(7)   Michael Marinelli resigned from the bank in January 2003.

     EMPLOYMENT AGREEMENTS. We had an employment agreement with Siggi B. Wilzig which provided that his annual salary would not be less than $300,000 plus bonuses determined from time to time by the Board and that upon termination of Mr. Siggi B. Wilzig's employment or any consulting term by reason of death or disability, Mr. Siggi B. Wilzig, his designees or his estate, as the case may be, will receive payments equal to 100% of Mr. Siggi B. Wilzig's 2000 aggregate compensation for the first two years after such termination and thereafter 50% of his 2000 aggregate compensation for the next eight years. Mr. Siggi B. Wilzig's 2000 Aggregate Compensation was $1,507,846. Accordingly, Mr. Siggi B. Wilzig's estate will receive an aggregate payment of $9,047,076.

     We and the holding company have jointly entered into an employment agreement with Alan J. Wilzig, to secure his services as Chairman, President and Chief Executive Officer. The employment agreement has a fixed term of three years and automatically renews for an additional one year on each anniversary date unless a party gives a notice that the agreement should not automatically renew. The agreement provides for a minimum annual salary of $470,000, an annual cash bonus of at least 50% of his salary at the time of the bonus, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. The agreement also guarantees customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and for six years after termination.

     We and the holding company may terminate Mr. Alan J. Wilzig's employment, and he may resign, at any time with or without cause. However, if we terminate Mr. Alan J. Wilzig's employment without cause during the term of the employment agreement, we and the holding company will pay to Mr. Alan J. Wilzig a lump sum severance payment generally equal to the value, without discount, of the cash compensation, and fringe benefits that he would have received, if he had continued working for the remainder of the term of the agreement, but in no event less than two years, and accelerate his stock options to the extent permitted under the applicable stock option plans. The same severance benefits would be payable if he resigns during the term following: a loss of title, office or membership on the board of directors; material reduction in duties, functions or responsibilities; involuntary relocation of Mr. Alan J. Wilzig's principal place of employment to a location over 40 miles in distance from our principal office in Jersey City, New Jersey; or other material breach of the employment agreement by us or the holding company which is not cured within 30 days. For 90 days after a change of control, Mr. Alan J. Wilzig may resign for any reason and collect a lump sum severance benefit equal to three years' salary and bonus (without discount), as well as three years of fringe benefits. In the event that we and the holding company terminate the employment of Alan J. Wilzig, or he resigns for one of the reasons specified above, and a change of control becomes pending prior to the later of the expiration of the employment agreement or six months following the date of termination of employment, we or the holding company will pay to Alan J. Wilzig, upon the consummation of the change of control transaction, the payment that would have been payable if a change of control had occurred on the date of his termination of employment. The employment agreement also provides certain uninsured death and disability benefits.

     We and the holding company jointly entered into an employment agreement with William S. Burns, to secure his services as Executive Vice President and Chief Financial Officer. The employment agreement has a fixed term of two years and automatically renews for an additional one year on each anniversary date unless a party gives a notice that the agreement should not automatically renew. The agreement provides for a minimum annual salary of $275,000, an annual cash bonus of at least $150,000, and participation on generally applicable terms and conditions in other compensation and fringe benefit plans. The agreement also guarantees customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and for a period of six years after termination.

     We and the holding company may terminate Mr. Burns' employment, and he may resign, at any time with or without cause. However, if Mr. Burns' employment is terminated without cause during the term of the employment agreement, we and the holding company will pay to Mr. Burns his cash compensation, and provide fringe benefits that he would have received, if he had continued working for the remainder of the term of the agreement, but in no event less than six months, and will accelerate his stock options to the extent permitted under the applicable stock option plans. The same severance benefits would be payable if he resigns during the term following a material breach of certain sections of the employment agreement by us or the holding company which, if subject to cure, is not cured after being given a reasonable opportunity to cure. For 90 days after a change in control, Mr. Burns may resign for any reason and collect a payment equal to twice his salary in effect at such time plus twice the greatest annual cash bonus paid to Mr. Burns, but in no event will the payment be less than $950,000. In the event that we and the holding company terminate the employment of Mr. Burns, or he resigns because of our or the holding company's breach of certain sections of the agreement, as specified above, and a change of control becomes pending prior to the later of the expiration of the employment agreement or six months following the date of termination of employment, we or the holding company will pay to Mr. Burns, upon the consummation of the change of control transaction, the payment that would have been payable if a change of control had occured on the date of his termination of employment.


     If we or the holding company experience a change in ownership, a change in effective ownership or control or a change in the ownership of a substantial portion of assets as contemplated by section 280G of the Internal Revenue Code, a portion of any severance payments under Mr. Alan J. Wilzig's or William S. Burns' employment agreements might constitute an "excess parachute payment" under current federal tax laws. Federal tax laws impose a 20% excise tax, payable by the executive, on excess parachute payments. Under their employment agreements, the holding company would reimburse Mr. Alan J. Wilzig and Mr. Burns for the amount of this excise tax and would make an additional gross-up payment so that, after payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, they will retain approximately the same net-after tax amounts under the employment agreement that they would have retained if there was no 20% excise tax. The effect of this provision is that the holding company, rather than the executive, bears the financial cost of the excise tax. Neither we nor the holding company could claim a federal income tax deduction for an excess parachute payment, excise tax reimbursement payment or gross-up payment.


     STOCK OPTIONS. The following table sets forth information regarding grants of stock options to any of the Named Executives in 2002 to purchase shares of the bank's common stock.


                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS
                         -----------------------------------------------------------
                                           PERCENT OF
                           NUMBER OF     TOTAL OPTIONS/                                POTENTIAL REALIZABLE VALUE AT ASSUMED
                          SECURITIES          SARs                                          ANNUAL RATES OF STOCK PRICE
                          UNDERLYING       GRANTED TO     EXERCISE OR                     APPRECIATION FOR OPTION TERM(4)
                         OPTIONS/SARs     EMPLOYEES IN    BASE PRICE      EXPIRATION   --------------------------------------
NAME                     GRANTED(#)(1)       2002(2)       ($/SH)(3)         DATE         0%($)        5%($)         10%($)
----                     -------------   --------------   -----------     ----------   ----------   ----------   ------------
Alan J. Wilzig ........     --/50,000(5)     --/28.23%      --/19.8985      5/30/12    --/175,575   --/911,696   --/2,041,051

Frank T. Van Grofski ..     --/10,000         --/5.6%       --/19.8985      5/30/12     --/35,115   --/182,339     --/408,210

William S. Burns ...... 37,030/27,970      12.2/15.8%      27.00/22.95     12/18/12    --/113,279     628,775/     1,593,440/
                                                                                                       588,213      1,316,857

Peter J. O'Brien ......      --/5,000         --/2.8%       --/19.8985      5/30/12     --/17,558   --/91,170      --/204,105

Raymond Catlaw ........     --/10,000         --/5.6%       --/19.8985      5/30/12     --/35,115   --/182,339     --/408,210

Siggi B. Wilzig .......            --          --/--%               --           --            --           --             --

Michael A. Marinelli ..   4,000/4,000        1.3/2.3%    23.41/19.8985      1/03/03(6)  --/14,046      58,890/       149,238/
                                                                                                        72,936        163,284

----------
(1) Currently, the bank maintains four stock option plans for officers and employees, the 1993 Incentive Stock Option Plan (the "1993 Incentive Plan"), the 1993 Executive Stock Option Plan (the "1993 Executive Plan"), the 2002 Stock Option Plan (the "2002 Option Plan"), and the 2002 Executive Stock Option Plan (the "2002 Executive Option Plan" and together with the 2002 Option Plan, the "2002 Plans"). The 1993 Incentive Plan and the 1993 Executive Plan expire in 2003. For this reason, during 2002 all options granted by the bank were granted under the 2002 Option Plan and the 2002 Executive Option Plan. The first number shown for each named executive indicates options granted under the 2002 Option Plan and the second number shown indicates options granted under the 2002 Executive Plan. Options granted under the terms of the 2002 Executive Plan were granted at an exercise price of 85% of the market value of a share of common stock on the date of the grant; options granted under the 2002 Option Plan were granted at an exercise price equal to 100% of such market value. All options granted during 2002 have a term of ten years and are exercisable in cumulative installments of 20% after six months and 20% for each year after the date of grant such that 100% of such options will be exercisable after four years. The 2002 Plans provide that all outstanding stock options will become immediately exercisable upon the occurrence of a "change in control event," as defined in the 2002 Plans.

(2) The percentages are shown first for options granted in 2002 under the 2002 Option Plan and second for options granted under the 2002 Executive Plan.

(3) The exercise prices are shown first for options granted under the 2002 Option Plan and second for options granted under the 2002 Executive Plan.

(4) Amounts represent hypothetical gains that could be achieved if the options described in the table were exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% for incentive option grants and 0%, 5% and 10% for all other option grants, compounded annually from the date the options were granted to their expiration date, based upon the fair market value of our common stock as of the date the options were granted. Actual gains, if any, on stock option exercises and common stock holdings are dependent upon the future performance of the bank and the holding company and overall financial market conditions. There can be no assurance that amounts reflected in this table will be achieved.

(5) In connection with grants of executive options, the Stock Option/Compensation Committee may grant, but has not granted stock appreciation rights and allow Credit Rights. A Credit Right provides a credit against the exercise price of each option in an amount equal to the increase in the fair market value of one share of common stock at the time of exercise over its fair market value at the date of the grant of the Credit Right.

(6)  Represents the date of Mr. Marinelli's resignation.

     The following table sets forth certain information regarding options exercised by the Named Executives in 2002 and the number and value of unexercised options held at the end of 2002 by each of the Named Executives.

              AGGREGATED OPTIONS/SARS EXERCISED IN LAST FISCAL YEAR

                          FISCAL YEAR-END OPTION VALUE

                                                NUMBER OF SHARES UNDERLYING       VALUE OF UNEXERCISED
                                                 UNEXERCISED OPTIONS/SARs         IN THE MONEY OPTIONS
                           SHARES       VALUE      AT FISCAL YEAR-END(#)             AT FY-END($)(1)
                         ACQUIRED ON  REALIZED  --------------------------  --------------------------------
       NAME              EXERCISE(#)     ($)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE($)  UNEXERCISABLE($)
       ----              -----------  --------  -----------  -------------  --------------  ----------------
Alan J. Wilzig .........    2,600      37,079     106,300       111,000       1,455,434        1,299,299
Frank T. Van Grofski ...       --          --      12,500        13,500         135,080          127,757
William S. Burns .......       --          --          --        65,000              --          117,056
Peter J. O'Brien .......    2,000      29,418      29,900        15,600         397,497          187,034
Raymond Catlaw .........    3,000      40,206      28,400        19,100         351,614          198,417
Siggi B. Wilzig ........   30,000     485,000     205,200        78,800       2,857,732        1,065,836
Michael A. Marinelli ...       --          --      37,800        18,200         511,526          189,132

----------
(1) Calculated for each option/SAR as the fair market value of a share of the underlying common stock on December 31, 2002, minus the exercise price for such option, multiplied by the number of shares covered by the option. Such fair market value was $27.831, the last sales price of a share of common stock as reported on the NASDAQ-National Market System on December 31, 2002.

     The following table provides information as of December 31, 2002 with respect to shares of our common stock that may be issued under the bank's existing equity compensation plans, which consist of:

      o    the 2000 Non-employee Director Stock Option Plan;

      o    the 1993 Incentive Stock Option Plan;

      o    the 1993 Executive Stock Option Plan;


      o    the 2002 Stock Option Plan; and


      o    the 2002 Executive Stock Option Plan,

each of which has been approved by the bank's stockholders.

                                                                                               (c)
                                                                                      NUMBER OF SECURITIES
                                       (a)                                           REMAINING AVAILABLE FOR
                           NUMBER OF SECURITIES TO BE             (b)             FUTURE ISSUANCE UNDER EQUITY
                             ISSUED UPON EXERCISE OF   WEIGHTED-AVERAGE EXERCISE       COMPENSATION PLANS
                              OUTSTANDING OPTIONS,   PRICE OF OUTSTANDING OPTIONS, (EXCLUDING SECURITIES REFLECTED
PLAN CATEGORY                  WARRANTS AND RIGHTS        WARRANTS AND RIGHTS            IN COLUMN (a))
-------------              ------------------------- ---------------------------- --------------------------------
Equity Compensation
Plans Approved by
Security Holders ...........        2,232,300                   $17.63                       963,650
Equity Compensation
Plans Not Approved by
Security Holders ...........           --                         --                           --
                                    ---------                   ------                       -------
TOTAL ......................        2,232,300                   $17.63                       963,650
                                    =========                   ======                       =======

     EMPLOYEES' RETIREMENT PLANS. The bank maintains two retirement plans: one for administrative employees and one for non-administrative employees. The following table shows estimated annual benefits payable under the retirement plan for administrative employees.

   AVERAGE OF
  HIGHEST FIVE                          CREDITED YEARS OF SERVICE
 YEARS' SALARY*      15         20         25         30          35          40
 --------------   -------    -------    --------    --------    --------    --------
    $ 50,000      $ 9,811    $13,081    $ 16,351    $ 19,621    $ 22,892    $ 26,162
      75,000       15,711     20,948      26,185      31,422      36,659      41,896
     100,000       21,951     29,267      36,584      43,901      51,218      58,535
     150,000       34,451     45,934      57,418      68,901      80,385      91,868
     200,000       46,951     62,601      78,251      93,901     109,551     125,202
     250,000       50,771     70,587      90,404     110,221     130,038     149,855
     300,000       51,604     75,587      99,571     123,555     147,538     160,000
     350,000       52,437     80,588     108,738     136,888     160,000     160,000
     400,000       53,271     85,588     117,904     150,221     160,000     160,000
     450,000       54,104     90,588     127,071     160,000     160,000     160,000
     500,000       54,937     95,588     136,238     160,000     160,000     160,000

Note: The IRS announced a defined benefit dollar limit of $160,000 effective January 1, 2002.

----------
* The maximum annual compensation of a participant that can be taken into account under the plan is limited by law. For participants employed on and after January 1, 2002, such limit is $200,000. The limit is subject to increase for cost of living adjustments.

     Annual benefits to be paid upon retirement are determined by taking 1 2/3% of the average of an employee's highest five consecutive years' salary during his or her last ten years of employment reduced by 1% of estimated annual social security benefits, and multiplying this amount by the number of credited years of service up to a maximum of 40 credited years of service. The estimated amounts shown in the table are based on the assumption that payments commence at age 65, the customary retirement age. The years of credited service under the retirement plan for Messrs. Alan J. Wilzig, Van Grofski, Burns, O'Brien and Catlaw as of January 1, 2003, were 15, 6, 0, 13 and 33 years, respectively. Covered compensation under the retirement plan is the participant's base annual salary. Bonus compensation is not taken into account under the plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Stock Option/Compensation Committee of the board, comprised of Messrs. Brenner, Kutsher and Quint, has performed the function of a compensation committee. After the acquisition and exchange, we expect that the holding company's compensation committee, which is comprised of the same members as our Stock Option/Compensation Committee, will perform these functions. During 2002 there were no, and there are no, interlocks requiring disclosure under applicable FDIC rules and regulations.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Some of the bank's officers and directors and their associates were customers of and had loan transactions with the bank in the ordinary course of business during the past three fiscal years. Similar transactions may be expected to take place in the future. Outstanding loans to and commitments made with the bank's directors and officers and their associates were made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present any other unfavorable features. The balance of loans to directors, executive officers and their associates was $25.7 million at December 31, 2002, $24.0 million at December 31, 2001 and $26.3 million at December 31, 2000.

     Richard Kanter, his wife and certain companies controlled by Mr. Kanter, were indebted to the bank as of September 30, 2003, December 31, 2002, December 31, 2001 and December 31, 2000 pursuant to various loans in the aggregate principal amount of $12.2 million, $16.8 million, $15.3 million and $13.7 million, respectively. Approximately 81% of these loans were secured by first mortgages on real estate at September 30, 2003. Miller Construction Company, of which Mr. Kanter, a director of the bank and the holding company, is the controlling shareholder and President, received during 2002, 2001 and 2000 from the bank approximately $260,000, $161,000 and $442,000, respectively, in payment for construction and renovation of various bank owned and branch properties.

     In addition to the foregoing, the bank has made loans to Wilshire Enterprises, Inc., formerly known as Wilshire Oil Company of Texas, of which the estate of the late Mr. Siggi B. Wilzig, formerly a director of the bank, is a substantial shareholder. Such loans aggregated approximately $32.3 million at December 31, 2002, $34.6 million at December 31, 2001 and $32.1 million at December 31, 2000 and are all, and have been, secured by first mortgages and marketable securities.

                                  LEGAL MATTERS


     The validity of the holding company's common stock to be issued in connection with the acquisition and exchange has been passed upon for the holding company by Lowenstein Sandler PC, Roseland, New Jersey.


                                     EXPERTS


     The consolidated financial statements of the bank as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein and in the registration statement of which this proxy statement-prospectus is a part, in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP refers to the bank's restatement of its consolidated statement of condition as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the two-year period then ended, which consolidated financial statements were previously audited by other independent auditors who have ceased operations.

                       2004 ANNUAL SHAREHOLDER MEETING AND
                              SHAREHOLDER PROPOSALS

     Although no decision has been made at this time, we anticipate that the holding company will maintain an annual meeting schedule similar to the past annual meeting schedule of the bank. The bank's 2003 Annual Meeting was held on April 28, 2003. Any shareholder proposal intended to be presented at the holding company's 2004 Annual Meeting of Shareholders must be in writing and received by the secretary of the holding company at the address of the holding company set forth on the first page of this proxy statement-prospectus (i) no later than December 15, 2003 in order to be eligible for consideration for inclusion in the proxy statement for such meeting, and (ii) no later than January 27, 2004 in order to be eligible for consideration at such meeting (without being included in the proxy statement for such meeting).


                                  OTHER MATTERS

     As of the date of this proxy statement-prospectus, we did not know of any other business which will be presented for consideration at the special meeting other than to consider the proposed acquisition and exchange. If, however, other matters are properly brought before the special meeting, it is the intention of the bank's board of directors to direct the vote of the shares represented by proxy on such matters in accordance with their best judgment.

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                                              By Order of the Board of Directors



                                              Sharon V. Weiner
                                              Secretary



Jersey City, New Jersey
November ___, 2003

                          INDEX TO FINANCIAL STATEMENTS
                         THE TRUST COMPANY OF NEW JERSEY



AUDITED YEAR-END FINANCIAL STATEMENTS                                       PAGE
-------------------------------------                                       ----

Consolidated Statements of Condition as of December 31, 2002 and
December 31, 2001 (Restated) ..............................................  F-1

Consolidated Statements of Income for the Years Ended December 31, 2002,
December 31, 2001 (Restated) and December 31, 2000 (Restated) .............  F-2

Consolidated Statements of Changes in Stockholders' Equity for the
Years Ended December 31, 2002, December 31, 2001 (Restated) and
December 31, 2000 (Restated) ..............................................  F-3

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002,
December 31, 2001 (Restated) and December 31, 2000 (Restated) .............  F-4


Notes to the Consolidated Financial Statements ............................  F-5

Independent Auditors' Report .............................................. F-27


Consolidated Quarterly Financial Data (Unaudited) ......................... F-28

SEPTEMBER 30 UNAUDITED FINANCIAL STATEMENTS
-------------------------------------------

Consolidated Statements of Condition as of September 30, 2003 and
December 31, 2002 ......................................................... F-29

Consolidated Statements of Income for the Nine Months Ended
September 30, 2003 and September 30, 2002 (Restated) ...................... F-30

Consolidated Statements of Changes in Stockholders' Equity for the
Nine Months Ended September 30, 2003 and September 30, 2002 (Restated) .... F-31


Consolidated Statements of Cash Flows for the Nine Months Ended
September 30, 2003 and September 30, 2002 (Restated) ...................... F-32

Notes to the Consolidated Financial Statements--September 30, 2003 ........ F-33

                         THE TRUST COMPANY OF NEW JERSEY
                      CONSOLIDATED STATEMENTS OF CONDITION
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                           DECEMBER 31
                                                                                   --------------------------
                                                                                                   (RESTATED)
                                                                                       2002           2001
                                                                                   -----------    -----------
ASSETS
------
Cash and due from banks ........................................................   $   135,382    $   124,061
Federal funds sold .............................................................        50,000        210,000
                                                                                   -----------    -----------
       Total cash and cash equivalents .........................................       185,382        334,061
Securities:
   Available for sale, at estimated fair value .................................     1,927,065      1,624,481
   Held to maturity (estimated fair value $54,575 in 2002 and $105,398 in 2001)         52,636        107,726
                                                                                   -----------    -----------
       Total securities ........................................................     1,979,701      1,732,207
Loans:
   Held for sale ...............................................................       251,284             --
   Held in portfolio ...........................................................     1,807,682      1,854,305
   Less: Unearned income .......................................................       (17,112)       (35,141)
        Allowance for loan losses ..............................................        (9,971)        (9,749)
                                                                                   -----------    -----------
        Loans, Net .............................................................     2,031,883      1,809,415
Premises and equipment .........................................................        40,167         41,780
Other real estate owned ........................................................         9,846         13,387
Accrued interest receivable ....................................................        24,840         18,869
Bank owned life insurance ......................................................        67,765         57,701
Prepaid pension cost and other assets ..........................................        71,218         65,349
                                                                                   -----------    -----------
Total Assets ...................................................................   $ 4,410,802    $ 4,072,769
                                                                                   ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Deposits:
   Non-interest bearing demand .................................................   $   584,979    $   523,291
   Interest bearing--
     NOW and money market ......................................................       700,345        459,398
     Savings ...................................................................       513,934        429,009
     Time ......................................................................     1,638,024      1,675,456
                                                                                   -----------    -----------
       Total deposits ..........................................................     3,437,282      3,087,154
Securities sold under agreements to repurchase and other borrowings ............        71,283        140,977
Federal Home Loan Bank advances ................................................       600,000        600,000
Deferred taxes and other liabilities ...........................................        37,967         31,333
                                                                                   -----------    -----------
       Total liabilities .......................................................     4,146,532      3,859,464
Commitments and Contingencies (Note 18) ........................................            --             --
Preferred stock, $100 par value; authorized 60,000 shares; no shares outstanding            --             --
Common stock, $2.00 par value; authorized 72,000,000 shares; issued and
   outstanding 18,312,909 in 2002 and 18,438,313 in 2001 .......................        36,626         36,877
Additional paid-in capital .....................................................        26,762         25,249
Retained earnings ..............................................................       179,179        157,824
Accumulated other comprehensive income (loss) ..................................        21,703         (6,645)
                                                                                   -----------    -----------
       Total stockholders' equity ..............................................       264,270        213,305
                                                                                   -----------    -----------
Total Liabilities and Stockholders' Equity .....................................   $ 4,410,802    $ 4,072,769
                                                                                   ===========    ===========




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                         THE TRUST COMPANY OF NEW JERSEY
                        CONSOLIDATED STATEMENTS OF INCOME
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                               YEARS ENDED DECEMBER 31,
                                                                    -------------------------------------------
                                                                                    (RESTATED)      (RESTATED)
                                                                         2002          2001            2000
                                                                    ------------   ------------    ------------
INTEREST INCOME
---------------
Interest and fees on loans ......................................   $    136,107   $    138,962    $    131,145
Interest on Federal funds sold ..................................          2,928          3,325           1,710
Interest and dividends on securities--
   Taxable ......................................................         74,556         86,342         109,981
   Exempt from Federal income taxes .............................         12,119          7,850           3,982
                                                                    ------------   ------------    ------------
   Total interest income ........................................        225,710        236,479         246,818

INTEREST EXPENSE
----------------
Interest on deposits ............................................         76,333        102,807         105,419
Interest on borrowed funds ......................................         30,413         31,973          51,992
                                                                    ------------   ------------    ------------
   Total interest expense .......................................        106,746        134,780         157,411
                                                                    ------------   ------------    ------------
   Net interest income ..........................................        118,964        101,699          89,407
   Provision (credit) for loan losses ...........................          2,200          2,200            (619)
                                                                    ------------   ------------    ------------
   Net interest income after provision (credit) for loan losses          116,764         99,499          90,026

OTHER OPERATING INCOME
----------------------
Service charges on deposit accounts and other retail banking fees         19,306         15,425          12,033
Trust department income .........................................          1,620          1,542           1,505
Bank owned life insurance .......................................          4,089          2,982           2,838
Net gains on securities sales ...................................         19,655         12,401           2,219
Gains on sales of loans .........................................          1,202             --             849
Gains on sales of other real estate owned .......................            769            488             603
Other income ....................................................            518            639           1,985
                                                                    ------------   ------------    ------------
   Total other operating income .................................         47,159         33,477          22,032

OTHER OPERATING EXPENSES
------------------------
Salaries and wages ..............................................         47,331         38,790          34,464
Pension and other employee benefits expense (credit) ............          9,717         (4,537)          8,570
Occupancy expense, net of rental income .........................         13,668         12,389          10,146
Furniture and equipment expense .................................          8,422          8,336           7,497
Outside data processing services ................................          4,602          4,070           3,238
Other expense ...................................................         28,885         25,244          21,035
                                                                    ------------   ------------    ------------
   Total other operating expenses ...............................        112,625         84,292          84,950
                                                                    ------------   ------------    ------------
Income before provision for income taxes ........................         51,298         48,684          27,108
Provision for income taxes ......................................         13,308         14,167           7,157
                                                                    ------------   ------------    ------------
NET INCOME ......................................................   $     37,990   $     34,517    $     19,951
                                                                    ============   ============    ============
WEIGHTED AVERAGE SHARES OUTSTANDING
-----------------------------------
   Basic ........................................................     18,386,331     18,513,826      18,681,775
                                                                    ============   ============    ============
   Diluted ......................................................     18,694,748     18,735,981      18,681,775
                                                                    ============   ============    ============
EARNINGS PER COMMON SHARE
-------------------------
   Basic ........................................................          $2.07          $1.86           $1.07
                                                                           =====          =====           =====
   Diluted ......................................................          $2.03          $1.84           $1.04
                                                                           =====          =====           =====



        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                         THE TRUST COMPANY OF NEW JERSEY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                                 ACCUMULATED
                                                                                                                    OTHER
                                                             COMMON STOCK           ADDITIONAL                      COMPRE-
                                                     ---------------------------     PAID-IN        RETAINED        HENSIVE
                                                        SHARES         AMOUNT        CAPITAL        EARNINGS     INCOME (LOSS)
                                                     ------------   ------------   ------------   ------------   ------------
BALANCE, DECEMBER 31, 1999,
   AS PREVIOUSLY REPORTED .........................    18,819,901   $     37,640   $     24,858   $    135,919   $    (34,407)
Prior period adjustments ..........................                                      (1,000)        (1,560)
                                                     ------------   ------------   ------------   ------------   ------------

BALANCE, December 31, 1999 (Restated) .............    18,819,901         37,640         23,858        134,359        (34,407)
Net income--2000 ..................................                                                     19,951
Amortization of deferred compensation in
   connection with nonqualified stock
   option plans ...................................                                          59
Exercise of stock options .........................        47,290             94            277
Purchase and retirement of common stock ...........      (348,225)          (696)                       (5,700)
Cash dividends, $0.56 per common share ............                                                    (10,443)
Unrealized holding gain on securities available
   for sale, net of tax of $11,902 ................                                                                    22,176
Reclassification adjustment for gains on securities
   available for sale, net of tax of $(777) .......                                                                    (1,442)

Comprehensive Income ..............................
                                                     ------------   ------------   ------------   ------------   ------------
BALANCE, DECEMBER 31, 2000 (RESTATED) .............    18,518,966         37,038         24,194        138,167        (13,673)
Net income--2001 ..................................                                                     34,517
Amortization of deferred compensation in
   connection with nonqualified stock
   option plans ...................................                                         112
Exercise of stock options .........................       113,481            227            943
Purchase and retirement of common stock ...........      (194,134)          (388)                       (4,298)
Cash dividends, $0.57 per common share ............                                                    (10,562)
Unrealized holding gain on securities available
   for sale, net of tax of $8,125 .................                                                                    15,089
Reclassification adjustment for gains on securities
   available for sale, net of tax of $(4,340) .....                                                                    (8,061)

Comprehensive Income ..............................
                                                     ------------   ------------   ------------   ------------   ------------
BALANCE, DECEMBER 31, 2001 (RESTATED) .............    18,438,313         36,877         25,249        157,824         (6,645)
Net income--2002 ..................................                                                     37,990
Amortization of deferred compensation in
   connection with nonqualified stock
   option plans ...................................                                         415
Exercise of stock options .........................       108,500            217          1,098
Purchase and retirement of common stock ...........      (233,904)          (468)                       (5,411)
Cash dividends, $0.61 per common share ............                                                    (11,224)
Unrealized holding gain on securities available
   for sale, net of tax of $22,144 ................                                                                    41,124
Reclassification adjustment for gains on securities
   available for sale, net of tax of $(6,879) .....                                                                   (12,776)
Comprehensive Income ..............................
                                                     ------------   ------------   ------------   ------------   ------------
BALANCE, December 31, 2002 ........................    18,312,909   $     36,626   $     26,762   $    179,179   $     21,703
                                                     ============   ============   ============   ============   ============


                                                         COMPRE-
                                                         HENSIVE
                                                         INCOME
                                                      ------------

BALANCE, DECEMBER 31, 1999,
   AS PREVIOUSLY REPORTED .........................
Prior period adjustments ..........................


BALANCE, December 31, 1999 (Restated) .............
Net income--2000 ..................................
Amortization of deferred compensation in            $     19,951
   connection with nonqualified stock
   option plans ...................................
Exercise of stock options .........................
Purchase and retirement of common stock ...........
Cash dividends, $0.56 per common share ............
Unrealized holding gain on securities available
   for sale, net of tax of $11,902 ................
Reclassification adjustment for gains on securities       22,176
   available for sale, net of tax of $(777) .......
                                                          (1,442)
Comprehensive Income .............................. ------------
                                                    $     40,685
BALANCE, DECEMBER 31, 2000 (RESTATED) ............. ============
Net income--2001 ..................................
Amortization of deferred compensation in            $     34,517
   connection with nonqualified stock
   option plans ...................................
Exercise of stock options .........................
Purchase and retirement of common stock ...........
Cash dividends, $0.57 per common share ............
Unrealized holding gain on securities available
   for sale, net of tax of $8,125 .................
Reclassification adjustment for gains on securities       15,089
   available for sale, net of tax of $(4,340) .....
                                                          (8,061)
Comprehensive Income .............................. ------------
                                                    $     41,545
BALANCE, DECEMBER 31, 2001 (RESTATED) ............. ============
Net income--2002 ..................................
Amortization of deferred compensation in            $     37,990
   connection with nonqualified stock
   option plans ...................................
Exercise of stock options .........................
Purchase and retirement of common stock ...........
Cash dividends, $0.61 per common share ............
Unrealized holding gain on securities available
   for sale, net of tax of $22,144 ................
Reclassification adjustment for gains on securities       41,124
   available for sale, net of tax of $(6,879) .....
Comprehensive Income ..............................      (12,776)
                                                    ------------
BALANCE, December 31, 2002 ........................ $     66,338
                                                    ============


        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                         THE TRUST COMPANY OF NEW JERSEY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)


                                                                              YEARS ENDED DECEMBER 31,
                                                                     -----------------------------------------
                                                                                     (RESTATED)     (RESTATED)
                                                                         2002           2001           2000
                                                                     -----------    -----------    -----------
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:
   Net Income ....................................................   $    37,990    $    34,517    $    19,951
   Adjustments to reconcile net income to net cash (used in)
      provided by operating activities:
   Provision (credit) for loan losses ............................         2,200          2,200           (619)
   Pension expense (income) ......................................           860        (14,197)         4,478
   Net realized gains on securities sales ........................       (19,655)       (12,401)        (2,219)
   Depreciation, amortization and other provisions ...............        10,824          8,004          7,293
   Gains on sales of other real estate owned .....................          (769)          (488)          (603)
   Gains on sales of loans .......................................        (1,202)            --           (849)
   Origination of loans held for sale ............................      (251,284)            --             --
   (Increase) decrease in accrued interest receivable ............        (5,971)         8,672           (533)
   (Decrease) increase in deferred taxes and other liabilities ...        (8,631)         5,147        (24,122)
   (Increase) decrease in other assets and other real estate owned        (7,066)        41,338        (23,775)
   (Decrease) increase in unearned income ........................       (18,029)       (22,579)        11,007
                                                                     -----------    -----------    -----------
     Net cash (used in) provided by operating activities .........      (260,733)        50,213         (9,991)
                                                                     -----------    -----------    -----------
CASH (USED IN) INVESTING ACTIVITIES:
   Proceeds from sales of securities available for sale ..........       703,333      1,146,456        367,889
   Proceeds from maturities or calls of securities--
     Available for sale ..........................................     4,009,409      2,951,629        979,657
     Held to maturity ............................................        64,866        500,402         34,509
   Purchases of securities --
     Available for sale ..........................................    (5,220,566)    (4,516,943)    (1,352,377)
     Held to maturity ............................................        (9,776)       (74,893)       (18,473)
   Principal reductions on mortgage backed securities ............       268,508         60,527         50,285
   Proceeds from loan sales and securitizations ..................       368,788             --        177,680
   Net other (increase) in loans .................................      (323,129)      (363,782)      (264,722)
   Purchases of premises and equipment, net ......................       (14,025)        (9,516)       (10,183)
                                                                     -----------    -----------    -----------
     Net cash (used in) investing activities .....................      (152,592)      (306,120)       (35,735)
                                                                     -----------    -----------    -----------
CASH PROVIDED BY FINANCING ACTIVITIES:
   Increase in deposits from acquisition of branches .............        63,373         15,547             --
   Net other increase in deposits ................................       286,755        362,800         17,224
   Net (decrease) in securities sold under agreements
     to repurchase and other borrowings ..........................       (69,694)      (173,024)      (229,989)
   Increase in Federal Home Loan Bank advances ...................            --        300,000        300,000
   Cash dividends paid ...........................................       (11,224)       (10,562)       (10,443)
   Purchase and retirement of common stock .......................        (5,879)        (4,686)        (6,396)
   Exercise of stock options .....................................         1,315          1,170            371
                                                                     -----------    -----------    -----------
     Net cash provided by financing activities ...................       264,646        491,245         70,767
                                                                     -----------    -----------    -----------
     (Decrease) increase in cash and cash equivalents ............      (148,679)       235,338         25,041
                                                                     -----------    -----------    -----------
   Cash and cash equivalents, beginning of the year ..............       334,061         98,723         73,682
                                                                     -----------    -----------    -----------
   Cash and cash equivalents, end of the year ....................   $   185,382    $   334,061    $    98,723
                                                                     ===========    ===========    ===========




        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION


     The Trust Company of New Jersey (the "Bank") is a full service commercial bank chartered in 1896 by the State of New Jersey and is a member of the Federal Deposit Insurance Corporation. The Bank, headquartered in New Jersey, has branches located throughout Bergen, Essex, Hudson, Mercer, Middlesex, Monmouth, Morris, Ocean, Passaic, Somerset, Union and Warren counties in New Jersey, and Rockland County, New York.


     The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The significant accounting policies are summarized as follows --

CONSOLIDATION


     The accompanying Consolidated Financial Statements include the accounts of the Trust Company of New Jersey and its wholly owned subsidiaries, TCNJ Financial Services, Inc.(sales of annuities, mutual funds and life insurance products), TCB Investment Corp. (an investment company), TC Preferred Funding, Inc. (a real estate investment trust) and O.R.A.C., Inc. (foreclosed real estate) (collectively, the "Bank"). All significant intercompany balances and transactions have been eliminated.


USE OF ESTIMATES


     The accompanying Consolidated Financial Statements are prepared in conformity with GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates and assumptions relate to the allowance for loan losses, the determination of pension benefit obligation, the carrying value of other real estate owned and the fair value of financial instruments. Actual results may differ from those assumed in management's estimates.


     The provision for loan losses is based upon management's evaluation of the adequacy of the allowance for loan losses, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Bank's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Bank's loan portfolio is susceptible to changes in local market conditions and may be adversely affected should real estate values decline or the New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Bank's control.

     The Bank accounts for its pension expense by utilizing the "immediate recognition" provisions of Statement of Financial Accounting Standards No. 87. Accordingly, plan assets and the projected benefit obligation are each marked-to-market at all period-ends and recorded in employee benefits expense. Generally, the value of plan assets are subject to the inherent volatility of the securities markets and the specific market performance of the plan assets; the value of the projected benefit obligation (which can also have a significant element of volatility) is subject to the level of interest rates, the expected inflation rate, the number of employees covered under the plan, and other factors.

SECURITIES

     At the time of purchase, securities are classified as either held to maturity or available for sale. The Bank does not purchase securities for trading purposes. The appropriateness of these classifications is reassessed at each reporting date.

     Debt securities for which management has the intent and the Bank has the ability to hold to maturity are classified as "held to maturity." These securities are reported at cost, adjusted for amortization of premiums and accretion of discounts, using the level-yield method over the term of the security.


     Securities that are to be held for an indefinite period of time are classified as securities available for sale and are carried at market value. Securities available for sale include securities that management intends to use as part of the Bank's asset/liability management strategy and that may be sold to provide liquidity, satisfy customer loan demand as well as in response to changes in interest rates, prepayment risks and similar factors. Unrealized holding gains and losses for available for sale securities are included in accumulated other comprehensive income (loss) as a component of stockholders' equity, net of related income taxes. Upon sale, such gains or losses are included in earnings using the specific identification method. When a decline in a security's estimated fair value is determined to be other than temporary, the security is written down to its estimated fair value through a charge to earnings.


     The Bank, as a member of the Federal Home Loan Bank of New York, is required to invest in its stock. This investment is carried at cost, which is the redemption value of the stock.

LOANS

     Loans held in portfolio are stated at the principal amount outstanding, net of deferred loan origination fees/expenses, unearned discounts and the allowance for loan losses. Interest on substantially all loans is accrued and credited to interest income based upon the principal amount outstanding. Loan fees and certain expenses associated with originating loans are deferred and the net amount is amortized as an adjustment of the related loan's yield using the level-yield method over the term of the loan. When a loan is securitized, sold or prepays, the balance of any unamortized fees and expenses are immediately recognized in earnings


     Generally, interest income is not accrued on loans (including impaired loans) where principal or interest is 90 days or more past due, unless the loan is both well secured and in the process of collection. A loan less than 90 days past due may be placed on non-accrual if management believes there is sufficient doubt as to the ultimate collectibility of the outstanding loan balance.


     When a loan (including an impaired loan) is classified as non-accrual, uncollected past due interest is reversed and charged against current income. Interest income will not be recognized until the financial condition of the borrower improves or additional collateral is pledged, payments are brought current and a consistent payment history is established. Payments received on non-accrual loans (including impaired loans) are first applied to all principal amounts owed. Once the remaining principal balance is deemed fully collectible, payments are then applied to interest income and fees.

     A loan is considered impaired when, based upon current information and events, it has been rated substandard. Generally, a loan is rated substandard when it is probable that the Bank will be unable to collect all amounts due (both principal and interest) according to the contractual terms of the loan agreement. However, certain loans rated substandard are current as to their interest and principal payments and are maintained on an accrual basis. Impaired loans are measured based upon the present value of expected future cash flows, or, as a practical expedient, at the loan's observable market price, or the fair value of the underlying collateral, if the loan is collateral dependent.


     Loans are originated primarily with the intent of being held until they mature or pay off. However, as part of its management of credit, interest rate risk and loan mix, the Bank may, on an opportunistic basis, sell or securitize residential mortgage loans. When a decision is made to sell or securitize residential mortgages, the loans are identified as held for sale and carried at the lower of cost or market using the aggregate method. When the loans are sold or securitized, the Bank allocates the cost of the loan between the respective fair values of servicing rights and loan principal. In the case of loan sales (including loans that are securitized and immediately sold), any excess (or deficiency) of sale proceeds over the remaining loan principal is recorded in other income as gain (loss) on sale of loans. If loans are securitized and held, the allocated cost basis of the loans is transferred to the Bank's securities available for sale portfolio. These securities are marked-to-market thereafter with any adjustment recorded in accumulated other comprehensive income (loss).

     The servicing asset determined in accordance with the policy noted above is amortized over the estimated life of the underlying loans being serviced. Quarterly, the estimated fair value of the servicing asset is determined and the asset is valued on a lower of cost or market basis, with writedowns to estimated fair value recorded as charges to earnings and a valuation allowance. Increases in estimated fair value are recorded as credits to earnings to the extent they reduce the valuation allowance to zero.


     The Bank, under certain limited circumstances, sells or securitizes and sells residential mortgage loans with recourse provisions. At the time mortgage loans are sold or securitized and sold, an evaluation is made of the potential recourse liability. This evaluation takes into account the Bank's underwriting standards for originating the mortgage loan, the value of the mortgaged property, the borrower's payment history, the Bank's historical experience with these categories of loans and other factors. To date, at the time of sale, all of the Bank's mortgage loans have been performing in accordance with their terms and the recourse liability has been estimated at zero. At December 31, 2002, the principal amount of loans sold with recourse amounted to $4.9 million.

Allowance for Loan Losses


     The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date. The allowance is increased (decreased) by provisions charged (credited) to expense and is reduced by net charge-offs. The level of the allowance is based on management's evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Bank's market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made throughout the year by management. A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate allowance. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the Bank's allowance for loan losses. These agencies may require the Bank to make additional provisions based on their judgments about information available to them at the time of their examinations.

     Charge-offs are recorded on loans when the collectibility of such loans becomes doubtful as a charge to the allowance for loan losses. Recoveries on loans previously charged off are recorded as increases to the allowance for loan losses when realized.


PREMISES AND EQUIPMENT


     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which are as follows: buildings -- 40 years; furniture, fixtures and equipment--8-10 years; computer software--5 years; automobiles--4 years, and leasehold improvements--lesser of asset life or term of the lease.

     Projects in progress include leasehold improvements and purchased furniture and equipment for future banking branches. Amortization and depreciation expense commences when the branch is opened for business.

     Maintenance and repairs are charged to expense as incurred.

OTHER REAL ESTATE OWNED

     Other real estate owned includes properties that have been acquired by the Bank through foreclosure or accepted by the Bank in-lieu of foreclosure. Other real estate is carried at the lower of: (1) the estimated fair value of the property, generally as determined by independent appraisals, less estimated costs to sell, and (2) the recorded investment in the related loan at the date of foreclosure. Subsequent reserves and adjustments to the carrying value of the properties to reflect declines in fair market value after the date of foreclosure as well as carrying and disposal costs are charged to operating expenses.

INTANGIBLE ASSETS

     Intangible assets include the cost of acquired bank branches deposits (core deposit intangible assets), which are being amortized on a straight-line basis over a 12-year period. Management periodically reviews the core deposit intangible assets for potential impairment and, if required, writes down the carrying value through a charge to current operations.

INCOME TAXES

     The Bank accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when the collectibility of the deferred tax assets cannot be reasonably assured. Increases or decreases in the valuation reserve are charged or credited to income tax provision (benefit).


TRUST DEPARTMENT ASSETS AND INCOME


     Property held in fiduciary or agency capacities, except cash balances, for the Bank's customers is not included in the accompanying consolidated statements of condition since such items are not assets of the Bank. Cash balances held for trust customers are reflected as deposit liabilities of the Bank. Trust department income is recorded on the accrual basis.

STOCK-BASED COMPENSATION

     The Bank accounts for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employers" and related interpretations. Accordingly, no compensation expense has been recognized for stock options issued with an exercise price equal to the stock's market value at the date of grant. The Bank has recorded compensation expense related to any issuances of options at exercise prices less than market value of the Bank's stock at the date of grant.

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," permits the use of the intrinsic value method but requires disclosure of pro forma net income and earnings per share as if the stock based compensation had been accounted for using the fair value method. Had the compensation costs for the Bank's stock option plans been determined based on the fair value method, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below--


                                                                    2002        2001        2000
                                                                  --------    --------    --------
                                                                          ($ IN THOUSANDS,
                                                                      EXCEPT PER SHARE AMOUNTS)

As reported ...................................................   $ 37,990    $ 34,517    $ 19,951
Stock-based employee compensation expense included in
  reported net income under the intrinsic value method,
  net of related tax effects ..................................        245          66          35
Total stock-based employee compensation expense determined
  under the fair value based method, including all stock option
  grants, net of related tax effects ..........................     (1,927)     (1,342)       (537)
                                                                  --------    --------    --------
Pro forma                                                         $ 36,308    $ 33,241    $ 19,449
                                                                  ========    ========    ========

Basic Earnings Per Share--as Reported .........................      $2.07       $1.86       $1.07
Pro forma .....................................................      $1.97       $1.80       $1.04
Diluted earnings per share--As reported .......................      $2.03       $1.84       $1.04
Pro forma .....................................................      $1.94       $1.77       $1.04
Weighted average fair value of options granted during the year.      $6.41       $6.36       $3.86

     The fair value of stock options granted by the Bank was estimated through the use of the Black-Scholes option pricing model applying the following assumptions--

                                           2002          2001           2000
                                       ----------     ----------     ----------
Risk-free interest rate .............   3.72%          5.42%          5.89%
Expected option life ................   6.5 years      6.5 years      6.5 years
Expected volatility .................  28.05%         28.53%         27.11%
Expected dividend yield .............   2.49%          2.38%          3.32%


STATEMENT OF CASH FLOWS


     The following supplemental disclosures are made to the consolidated statements of cash flows--


                                                                 2002       2001       2000
                                                              --------   --------   --------
                                                                      ($ IN THOUSANDS)
Cash paid during the year for--
Interest ..................................................   $109,100   $136,341   $161,088
Income taxes ..............................................     22,779      4,280      8,475
Non-cash investing activities--
Loans securitized and held in securities available for sale         --    167,424         --
Transfer of loans to other real estate owned ..............        188        877        312
Transfer of premises to assets held for sale (other assets)      7,420         --         --


EARNINGS PER COMMON SHARE

     Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

     Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year, as adjusted for the assumed exercise of potentially dilutive common stock options utilizing the Treasury Stock method.


                                                          2002          2001           2000
                                                     ------------   ------------   ------------
                                                       ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE:
Net Income--Basic EPS ............................   $     37,990   $     34,517   $     19,951
Adjustment for employee benefit plans ............             --             --           (527)
                                                     ------------   ------------   ------------
Net Income--Diluted EPS ..........................   $     37,990   $     34,517   $     19,424
                                                     ============   ============   ============
Weighted average common shares outstanding .......     18,386,331     18,513,826     18,681,775
Plus: Dilutive stock options .....................        308,417        222,155             --
                                                     ------------   ------------   ------------
Diluted weighted average common shares outstanding     18,694,748     18,735,981     18,681,775
                                                     ============   ============   ============
Earnings per common share:
   Basic ........................................           $2.07          $1.86          $1.07
   Diluted ......................................           $2.03          $1.84          $1.04


RETIREMENT BENEFITS


     The Bank maintains two noncontributory retirement plans (the "Plans"), which cover all employees who have met eligibility requirements of the Plans. The Bank's policy is to fund the Plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. The Bank accounts for the cost of these Plans over the estimated service period of the employees covered under the Plans. In accordance with SFAS No. 87, the Bank utilizes the "immediate recognition" method in recognizing all experience gains and losses as a component of periodic pension expense. Under this method, all experience gains and losses (including changes in market values of Plan assets and discount rates on Plan obligations) are recognized in the period in which they occur.

COMPREHENSIVE INCOME

     Comprehensive income includes net income and the change in net unrealized gains and losses on securities available for sale, net of taxes.

BANK OWNED LIFE INSURANCE

     The Bank has purchased life insurance policies covering specified senior officers. These policies are recorded in other assets at their cash surrender value, net of any policy premium charged. Increases in cash surrender value, net of policy premiums, and proceeds from death benefits are recorded in other operating income.

SEGMENT REPORTING

     As a community-oriented financial institution, substantially all of the Bank's operations involve the delivery of loan and deposit products to customers. The Bank makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute the only operating segment for financial reporting purposes.

RECLASSIFICATIONS

     Certain amounts have been reclassified to conform with the current year presentation in addition to the restatement reclassifications described in Note 2.

NOTE 2. RESTATEMENT OF FINANCIAL STATEMENTS

     The Bank restated its 2001 and 2000 financial statements by recording net downward adjustments to net income for 2001 of $91,000 and for 2000 of $54,000. In addition, net downward adjustments to net income for periods prior to 2000 had the effect of reducing retained earnings by $1,560,000. The adjustments also had the effect of re-allocating certain income and expense amounts from year to year, re-allocating certain statement of condition amounts from category to category, and reducing the number of shares outstanding for earnings per share calculations. These adjustments were identified (i) in November 2002 and (ii) in connection with KPMG LLP's re-audit of the Bank's 2001 and 2000 financial statements. In June 2002, KPMG replaced Arthur Andersen as the Bank's independent auditors.


     The restatements also had an impact on certain previously reported quarterly data. Restated unaudited quarterly financial data is presented on page F-28 under "Consolidated Quarterly Financial Data (Unaudited)."


     The principal components of the adjustments were as follows:

     Indirect Automobile Loan Origination Costs--To correct bookkeeping errors by appropriately amortizing direct costs associated with the origination of indirect automobile loans as reductions of interest income and by reclassifying the unamortized portion from deposits to loans. The effect of these corrections on the Bank's 2001 and 2000 consolidated statements of income is a reduction of net income of $503,000 attributable to year 2001 and no adjustment for 2000.

     Stock Appreciation Rights--To appropriately calculate the expense related to outstanding and vested stock appreciation rights. The effect of these adjustments on the Bank's 2001 and 2000 consolidated statements of income was a $1,809,000 decrease in net income attributable to year 2001 and a $526,000 increase to net income attributable to year 2000. There was also a $717,000 decrease to net income attributable to periods prior to year 2000.

     Retirement Plan Assumptions--To correct the discount rate and inflation rate assumptions utilized in the calculation of the projected benefit obligation to more closely conform to guidelines under GAAP. The effect of the retirement plan adjustments on the Bank's 2001 and 2000 consolidated statements of income was a $1,444,000 increase to net income attributable to year 2001 and a $483,000 increase to net income attributable to year 2000. There was also a $520,000 decrease to net income attributable to periods prior to year 2000.

     Residential Mortgage Loans--To appropriately charge against income previously deferred loan origination costs upon the securitization and sale of mortgage loans. In accordance with FASB Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," upon the origination of a residential mortgage loan, commissions paid to the residential mortgage loan origination sales staff is deferred in the balance sheet as an addition to the mortgage loan balance. Prior to the restatement, these deferred commissions were recorded in the balance sheet as an addition to Other Assets.

     During the period that the residential mortgage loan is outstanding, the deferred commission is amortized into the income statement over the estimated life of the loan as an adjustment to interest earned on the loan. Prior to the restatement, the amortization was recorded as an increase to Salaries Expense, the primary component of the deferred expense. When a residential mortgage loan is sold or securitized and sold, the unamortized balance of the deferred commissions is written off as an adjustment in the income statement to the gain recorded on the sale or securitization and sale of the residential mortgage loan. Prior to the restatement, the Bank continued to amortize into the income statement the remaining unamortized balance of the deferred commissions, without any acceleration to reflect the sale of the underlying loan.

     The effect of these adjustments on the bank's consolidated statements of income in the aggregate amounted to a decrease of $1,135,000 in net income, with a $995,000 decrease in net income attributable to year 2002, a $498,000 increase to net income attributable to year 2001, a $586,000 decrease to net income attributable to year 2000 and a $52,000 decrease to net income attributable to periods prior to year 2000. Of the $995,000 decrease in 2002, $630,000 was attributable to the six months ended June 30, 2002.

     Premises and Equipment Depreciation Expense--To appropriately depreciate assets purchased principally for new branch locations beginning at the time such locations opened for business. These assets were primarily purchased in years 2000 and 2001. The effect of this adjustment on the Bank's 2001 and 2000 consolidated statements of income was a decrease of $589,000 to net income attributable to year 2001 and a $137,000 decrease to net income attributable to year 2000. There was also a $79,000 decrease to net income attributable to periods prior to year 2000.

     Bonus Expense Accruals--To re-allocate expense accruals related to various bonus programs into the periods in which they were incurred. The effect of this adjustment on the Bank's 2001 and 2000 consolidated statements of income was a $585,000 increase to net income attributable to year 2001 and a $58,000 decrease to net income attributable to year 2000. There was also a $192,000 decrease to net income attributable to periods prior to year 2000.

     Provision for Loan Losses/Gain on Sale of Loans--In 2000, a $1,819,000 pre-tax recovery on a loan previously charged-off was recorded as a gain on sale of loans. The correcting entry had the effect of increasing the Bank's allowance for loan losses and decreasing net income. In order to return the balance of the allowance for loan losses to the level management deemed appropriate at that time, an adjusting entry was made to decrease the provision for loan losses in 2000 by $1,819,000. The two entries effectively offset one another and, accordingly, there is no impact to either net income or the balance of the allowance for loan losses.

     Mortgage Servicing Rights--To re-allocate the lower of cost or market adjustments in years 2001 and 2000 related to mortgage servicing rights. The re-allocations resulted from conforming the Bank's valuation methodologies to prior periods. The aggregate impact on the Bank's 2001 and 2000 consolidated statements of income was zero, with year 2001 reflecting a $283,000 increase to net income and year 2000 reflecting a $283,000 decrease to net income.

     Interest Bearing Deposits from Municipalities--To reclassify certain interest bearing NOW account deposits from municipalities that had been incorrectly reflected as non-interest bearing demand deposits. This adjustment resulted in $69.6 million of deposits being reclassified at December 31, 2001 to interest bearing deposits. The reclassification entry had no impact on the Bank's consolidated statements of income.

     Deferred Income Taxes--To correct the deferred tax benefit recorded for periods prior to year 2000 related to nonqualified stock options. This adjustment resulted in a $1.0 million reduction in Additional Paid-In Capital and an increase of $1.0 million to Deferred Taxes and Other Liabilities.

     The table below presents a summary of the impact of restating the Bank's consolidated statements of income, and cash flows for the years 2001 and 2000, and the Bank's consolidated statements of condition at December 31, 2001.

STATEMENTS OF INCOME


                                                                            YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                              AS PREVIOUSLY REPORTED          AS RESTATED
                                                              -----------------------   -------------------------
                                                                  2001        2000         2001          2000
                                                              ----------   ----------   -----------   -----------
                                                                  ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest and fees on loans ..................................   $140,172     $131,749      $138,962     $131,145
Total interest income .......................................    237,689      247,422       236,479      246,818
Net interest income .........................................    102,909       90,011       101,699       89,407
Provision (credit) for loan losses ..........................      2,200        1,200         2,200         (619)
Net interest income after provision (credit) for loan losses     100,709       88,811        99,499       90,026
Gain on sale of loans .......................................         --        3,228            --          849
Total other income ..........................................     33,480       24,411        33,477       22,032
Salaries and wages ..........................................     41,061       34,540        38,790       34,464
Pension and other employee benefits .........................     (5,013)      10,278        (4,537)       8,570
Total other expenses ........................................     85,570       86,023        84,292       84,950
Income before provision for income taxes ....................     48,619       27,199        48,684       27,108
Provision for income taxes ..................................     14,011        7,194        14,167        7,157
Net income ..................................................     34,608       20,005        34,517       19,951
Earnings per common share:
   Basic ....................................................      $1.87        $1.07         $1.86        $1.07
   Diluted ..................................................      $1.84        $1.06         $1.84        $1.04
Weighted average shares outstanding:
   Basic .................................................... 18,513,826   18,681,775    18,513,826   18,681,775
   Diluted .................................................. 18,841,048   18,843,570    18,735,981   18,681,775


STATEMENT OF CONDITION

                                                               DECEMBER 31, 2001
                                                     ------------------------------------
                                                     AS PREVIOUSLY REPORTED   AS RESTATED
                                                     ----------------------   -----------
                                                               ($ IN THOUSANDS)
Loans ..............................................        $1,843,859        $1,854,305
Net loans ..........................................         1,797,138         1,809,415
Premises and equipment, net ........................            43,141            41,780
Other assets .......................................            66,511            65,349
Total assets .......................................         4,063,015         4,072,769
Non-interest bearing demand deposits ...............           581,645           523,291
Interest bearing NOW and money market deposits .....           390,598           459,398
Total deposits .....................................         3,075,934         3,087,154
Accrued taxes and other liabilities ................            36,154            31,333
Total liabilities ..................................         3,847,005         3,859,464
Additional paid-in capital .........................            26,249            25,249
Retained earnings ..................................           159,529           157,824
Total stockholders' equity .........................           216,010           213,305
Total liabilities and stockholders' equity .........         4,063,015         4,072,769

STATEMENT OF CASH FLOWS

                                                                              YEARS ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                As previously reported            As restated
                                                              --------------------------    --------------------------
                                                                  2001           2000          2001           2000
                                                              -----------    -----------    -----------    -----------
                                                                                  ($ IN THOUSANDS)
Cash (Used In) Provided By Operating Activities:
Net Income ................................................   $    34,608    $    20,005    $    34,517    $    19,951
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
Provision (credit) for loan losses ........................         2,200          1,200          2,200           (619)
Pension expense (income) ..................................       (11,890)         4,995        (14,197)         4,478
Net realized gains on securities sales ....................       (12,404)         2,219        (12,401)        (2,219)
Depreciation, amortization and other provisions ...........         7,587          7,276          8,004          7,293
Gains on sales of loans ...................................            --             --             --           (849)
Increase (decrease) in deferred taxes and other liabilities        14,384        (12,129)         5,147        (24,122)
(Increase) decrease in other assets and other
   real estate owned ......................................        35,687        (36,452)        41,338        (23,775)
(Decrease) increase in unearned income ....................       (21,677)        10,825        (22,579)        11,007
Net cash (used in) provided by operating activities .......       (52,999)       (10,272)        50,213         (9,991)
Cash (Used In) Investing Activities:
Purchases of securities--Available for sale ...............    (4,684,367)    (1,352,377)    (4,516,943)    (1,352,377)
Proceeds from loan sales and securitizations ..............            --             --             --        177,680
Net other (increase) in loans .............................      (185,709)       (89,396)      (363,782)      (264,722)
Purchases of premises and equipment, net ..................        (9,354)       (10,185)        (9,516)       (10,183)
Net cash (used in) investing activities ...................      (152,592)       (35,454)      (306,120)       (35,735)
Cash Provided By Financing Activities:
Increase in deposits from acquisition of branches .........            --             --         15,547             --
Net other increase in deposits ............................       367,127         17,224        362,800         17,224
Net decrease in securities sold under agreements
   to repurchase and other borrowings .....................      (179,084)      (229,989)      (173,024)      (229,989)
Net cash provided by financing activities .................       473,965         70,767        491,245         70,767

NOTE 3. PURCHASE OF BRANCH OFFICES

     In December 2001, the Bank entered into an agreement with CFS Bank, a subsidiary of New York Community Bank, to purchase 7 supermarket branches, located in Rockland County, New York, and various counties in New Jersey. The transaction was consummated in May 2002. As a result of this transaction, the Bank added $63.4 million of deposits and a core deposit intangible asset of $1,165,000, which is being amortized over a 12-year period. Amortization expense in year 2002 amounted to $57,000.

     In February 2001, the Bank consummated the purchase of 4 supermarket branches in various counties of New Jersey from The Bank of New York. This purchase added $15.6 million of deposits and a core deposit intangible asset of $1,168,000, which is being amortized over a 12-year period. Amortization expense amounted to $144,000 in year 2002 and $43,000 in year 2001.

     Annual amortization expense relating to these purchases for each of the next five years is $194,000.

NOTE 4. REGULATORY CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTION

     The Federal Deposit Insurance Corporation, the primary Federal oversight agency of the Bank, has issued regulations classifying and defining capital for all banks into the following components: (1) Tier 1 capital which includes tangible stockholders' equity for common stock and certain perpetual preferred stock and (2) Tier 2 capital which includes a portion of the allowance for loan losses and preferred stock which does not qualify for Tier 1 capital.

     The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain certain minimum capital ratios. Such ratios are defined in the regulations and include the Tier 1 Capital Ratio (Tier 1 capital to risk-weighted assets), the Total Capital Ratio (Tier 1 capital plus Tier 2 capital to risk-weighted assets) and the Leverage Ratio (Tier 1 capital to average assets).

     The Bank's actual capital amounts and ratios, as well as the amounts and ratios required to meet regulatory minimums, are set forth below--


                                                          FOR CAPITAL        TO BE WELL CAPITALIZED
                                       ACTUAL           ADEQUACY PURPOSES     UNDER FDIC PROVISION
                                 -----------------     ------------------    --------------------
                                  AMOUNT     RATIO      AMOUNT      RATIO     AMOUNT       RATIO
                                 --------    -----     --------      ----    --------      -----
                                                        ($ IN THOUSANDS)
As of December 31, 2002--
Total capital .................. $249,934    10.14%    $197,092     >8.00%   $246,364     >10.00%
Tier 1 capital .................  239,963     9.74       98,546     >4.00     147,819     > 6.00
Leverage .......................  239,963     5.47      175,555     >4.00     219,443     > 5.00
As of December 31, 2001--
Total capital .................. $228,059    10.46%    $174,358     >8.00%   $217,948     >10.00%
Tier 1 capital .................  218,310    10.02       87,179     >4.00     130,769     > 6.00
Leverage .......................  218,310     5.62      155,288     >4.00     194,111     > 5.00


     Under the New Jersey Banking Act, a New Jersey state chartered bank may declare and pay dividends on its outstanding stock only to the extent that the payment of the dividend would not impair the capital stock of the Bank. In addition, a New Jersey bank may not pay a dividend if the surplus of the Bank would, after the payment of the dividend, be reduced unless after such reduction the surplus was 50% or more of the Bank's capital stock.

NOTE 5. CASH AND DUE FROM BANKS

     Balances reserved to meet regulatory requirements amounted to $7,169,000 at December 31, 2002 and averaged $5,005,000 for the year 2002.

NOTE 6. SECURITIES AVAILABLE FOR SALE

     The amortized cost and estimated fair value of securities available for sale as of December 31, 2002 and 2001, follows--


                                                                              DECEMBER 31, 2002
                                                         --------------------------------------------------------
                                                                          GROSS         GROSS
                                                          AMORTIZED    UNREALIZED     UNREALIZED       ESTIMATED
                                                             COST     HOLDING GAINS  HOLDING LOSSES    FAIR VALUE
                                                         ----------   -------------  --------------    ----------
                                                                           ($ IN THOUSANDS)
U.S. Treasury ......................................     $   12,093     $        1     $       --      $   12,094
U.S. Government agencies ...........................        386,654          2,089             --         388,743
States and political subdivisions ..................        305,868          6,269           (118)        312,019
Mortgage backed securities--U.S. Government agencies      1,032,230         21,524            (11)      1,053,743
Trust preferred securities .........................        109,894          3,930           (361)        113,463
Federal Home Loan Bank stock .......................         32,250             --             --          32,250
Other securities ...................................         14,686            116            (49)         14,753
                                                         ----------     ----------     ----------      ----------
Total ..............................................     $1,893,675     $   33,929     $     (539)     $1,927,065
                                                         ==========     ==========     ==========      ==========

                                                                              DECEMBER 31, 2001
                                                         --------------------------------------------------------
                                                                          GROSS         GROSS
                                                          AMORTIZED    UNREALIZED     UNREALIZED       ESTIMATED
                                                             COST     HOLDING GAINS  HOLDING LOSSES    FAIR VALUE
                                                         ----------   -------------  --------------    ----------
                                                                           ($ IN THOUSANDS)
U.S. Treasury ......................................     $  411,996     $       46     $       --      $  412,042
U.S. Government agencies ...........................          9,985             --            (73)          9,912
States and political subdivisions ..................        221,392            268         (4,235)        217,425
Mortgage backed securities--U.S. Government agencies        840,803          3,644         (4,552)        839,895
Trust preferred securities .........................        119,528            331         (5,650)        114,209
Federal Home Loan Bank stock .......................         30,000             --             --          30,000
Other securities ...................................          1,000             --             (2)            998
                                                         ----------     ----------     ----------      ----------
Total ..............................................     $1,634,704     $    4,289     $  (14,512)     $1,624,481
                                                         ==========     ==========     ==========      ==========


     The amortized cost and estimated fair value of securities available for sale at December 31, 2002, by contractual maturity, except for mortgage backed securities and Federal Home Loan Bank stock that are presented separately at their respective total amounts, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                      AMORTIZED      ESTIMATED
                                                        COST        FAIR VALUE
                                                     ----------     ----------
                                                          ($ IN THOUSANDS)
Due in one year or less ........................     $   67,331     $   67,448
Due after one year through five years ..........        399,400        401,446
Due after five years through ten years .........             --             --
Due after ten years ............................        362,464        372,178
Mortgage backed securities .....................      1,032,230      1,053,743
Federal Home Loan Bank stock ...................         32,250         32,250
                                                     ----------     ----------
Total ..........................................     $1,893,675     $1,927,065
                                                     ==========     ==========

     The proceeds from sales of available for sale securities and the gross realized gains and gross losses on those sales in 2002, 2001 and 2000 are as follows--

                                           DECEMBER 31, 2001
                     -----------------------------------------------------------
                      PROCEEDS        GROSS          GROSS            NET
                     FROM SALES  REALIZED GAINS  REALIZED LOSSES  REALIZED GAINS
                     ---------   --------------  ---------------  --------------
                                        ($ IN THOUSANDS)
2002 ..............  $ 703,333      $19,657          $ (2)         $19,655
2001 ..............  1,146,456       12,425           (24)          12,401
2000 ..............    367,889        2,220            (1)           2,219

     Securities available for sale with an amortized cost totaling $1.4 billion at December 31, 2002, were pledged to secure deposits of public funds, securities sold under agreements to repurchase, other borrowings and for other purposes as required and permitted by law. Securities pledged to secure deposits of public funds, securities sold under agreements to repurchase or other borrowings were not under the sole control of the Bank.

NOTE 7. SECURITIES HELD TO MATURITY

     The amortized cost and estimated fair value of securities held to maturity as of December 31, 2002 and 2001, follows--


                                                    DECEMBER 31, 2002
                                 -------------------------------------------------------
                                                   GROSS         GROSS
                                 AMORTIZED      UNREALIZED    UNREALIZED      ESTIMATED
                                   COST      HOLDING GAINS  HOLDING LOSSES    FAIR VALUE
                                 ---------   -------------  --------------    ----------
                                                    ($ IN THOUSANDS)
Trust preferred securities       $ 52,636       $  2,031       $    (92)       $ 54,575
                                 --------       --------       --------        --------
Total ....................       $ 52,636       $  2,031       $    (92)       $ 54,575
                                 ========       ========       ========        ========

                                                    DECEMBER 31, 2001
                                 -------------------------------------------------------
                                                   GROSS         GROSS
                                 AMORTIZED      UNREALIZED    UNREALIZED      ESTIMATED
                                   COST      HOLDING GAINS  HOLDING LOSSES    FAIR VALUE
                                 ---------   -------------  --------------    ----------
                                                    ($ IN THOUSANDS)
U.S. Government agencies .       $ 54,881       $    537       $     --        $ 55,418
Trust preferred securities         52,845             --         (2,865)         49,980
                                 --------       --------       --------        --------
Total ....................       $107,726       $    537       $ (2,865)       $105,398
                                 ========       ========       ========        ========


The amortized cost and estimated fair value of securities held to maturity at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                        AMORTIZED    ESTIMATED
                                                           COST     FAIR VALUE
                                                        ---------  ------------
                                                            ($ IN THOUSANDS)
Due after five years through ten years ...........      $11,247       $11,262
Due after ten years ..............................       41,389        43,313
                                                        -------       -------
Total ............................................      $52,636       $54,575
                                                        =======       =======

NOTE 8. LOANS

     The composition of the loan portfolio as of December 31, 2002 and 2001 follows--


                                                              DECEMBER 31,
                                                       ------------------------
                                                           2002          2001
                                                       ----------    ----------
                                                            ($ IN THOUSANDS)
Commercial and industrial loans ...................    $  134,001    $  128,189
Installment loans to individuals ..................       659,186       569,942
Real estate loans--
1-4 family residential mortgages ..................       217,643       381,687
Commercial mortgages ..............................       627,678       574,117
Other residential real estate loans ...............       103,768       107,043
Construction ......................................        65,406        93,327
                                                       ----------    ----------
Total .............................................    $1,807,682    $1,854,305
                                                       ==========    ==========


     The Bank extends credit in the normal course of business to its customers, the majority of whom operate or reside within the State of New Jersey. Although the Bank has a diversified loan portfolio, a portion of its borrowers' ability to repay their loans is dependent on the economic environment of the real estate industry and the general economic conditions in the New Jersey marketplace.

     Not included in the table above is $251,284,000 of 1 - 4 family residential mortgage loans that as of December 31, 2002, the Bank has designated as being held for sale. No loans were designated as being held for sale as of December 31, 2001. These loans are reported in the Consolidated Statements of Condition at the lower of their aggregate cost or estimated fair value.

     In 2002, the Bank either directly sold or securitized and sold (collectively the "sales") $536.2 million of residential mortgage loans, and recorded a gain of $11.7 million on such sales, of which $10.5 million is included in net gains on securities sales and $1.2 million is included in Gains on sales of loans. The Bank did not sell any loans during 2001.

     As of December 31, 2002 and 2001, the Bank's non-accrual loans amounted to $4,339,000 and $5,621,000, respectively. If interest had been accrued on these loans, income before provision for income taxes would have increased
approximately  $384,000,   $481,000,  and  $471,000  in  2002,  2001  and  2000,
respectively. The amount of interest income recognized on these loans was not significant to any period presented. At December 31, 2002, the Bank had no outstanding commitments to lend to borrowers whose loans were on non-accrual.

     In addition, as of December 31, 2002 and 2001, the loan portfolio included $1,112,000 and $881,000, respectively, of loans on which interest or principal was 90 days or more past due and still accruing interest since these loans were both well collateralized and in the process of collection.

     The Bank's recorded investment in impaired loans and the related valuation allowance as of December 31, 2002 and 2001 follows--


                                     DECEMBER 31, 2002      DECEMBER 31, 2001
                                  ----------------------  ---------------------
                                   RECORDED    VALUATION   RECORDED   VALUATION
                                  INVESTMENT   ALLOWANCE  INVESTMENT  ALLOWANCE
                                  ----------   ---------  ----------  ---------
                                                  ($ IN THOUSANDS)

Valuation allowance required ...    $8,535      $1,164      $5,535      $  983
Valuation allowance not required        --          --          --          --
                                    ------      ------      ------      ------
Total impaired loans ...........    $8,535      $1,164      $5,535      $  983
                                    ======      ======      ======      ======


     This valuation allowance is included in the allowance for loan losses in the Bank's Consolidated Statements of Condition. The average recorded investment in impaired loans for the years ended December 31, 2002, 2001 and 2000 was $6,338,000, $6,603,000 and $5,877,000, respectively.

     Interest payments received on impaired loans are recorded as interest income unless collection of the remaining investment is doubtful in which case payments received are recorded as reductions of principal. The Bank recognized

$86,000 of interest income on impaired loans for the year ended December 31, 2002. No interest income was recognized on impaired loans for the years ended December 31, 2001 and 2000.

     An analysis of loans to directors, executive officers or their associates for the year ended December 31, 2002 follows--


                                                             ($ IN THOUSANDS)
Balance at beginning of year ................................     $24,446
New loans ...................................................       4,699
Repayments ..................................................      (3,074)
                                                                  -------
Balance at end of year ......................................     $26,071
                                                                  =======


     The above analysis excludes loans made to Wilshire Oil Company of Texas (Wilshire). The Bank has maintained a relationship with Wilshire through its former Chairman who had served as President and Chairman of Wilshire, and later as a consultant to Wilshire. The former Chairman's daughter is currently Chairman and Chief Executive Officer of Wilshire. Loans to Wilshire aggregated approximately $32,305,000 and $34,570,000 at December 31, 2002 and 2001,
respectively. The Bank recorded interest income on these loans amounting to $2,111,000, $2,400,000 and $2,079,000 in 2002, 2001 and 2000, respectively.
These loans to Wilshire bear interest at the prevailing interest rates (prime and above) at the time the loans were made and mature at various dates through 2010. In addition, the Bank had outstanding commitments to extend credit to Wilshire amounting to $391,000 and $50,000 at December 31, 2002 and 2001, respectively.

     As of December 31, 2002, all loans to related parties were current as to principal and interest payments.

NOTE 9. ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

     An analysis of the changes in the allowance for loan losses follows--


                                                2002         2001         2000
                                              -------      -------      -------
                                                       ($ IN THOUSANDS)
Balance at beginning of year ............     $ 9,749      $ 8,517      $ 8,533
Provision (credit) for loan losses ......       2,200        2,200         (619)
Loans charged off .......................      (4,060)      (2,436)      (2,501)
Recoveries of loans charged off .........       2,082        1,468        3,104
                                              -------      -------      -------
Balance at end of year ..................     $ 9,971      $ 9,749      $ 8,517
                                              =======      =======      =======


NOTE 10. PREMISES AND EQUIPMENT

     The detail of premises and equipment as of december 31, 2002 and 2001 follows--


                                                              DECEMBER 31,
                                                        ---------------------
                                                           2002         2001
                                                        --------     --------
                                                           ($ IN THOUSANDS)
Land ..............................................     $  3,853     $  6,839
Buildings .........................................       23,426       27,840
Furniture, fixtures and equipment .................       57,969       50,347
Leasehold improvements ............................       22,515       18,607
Projects in process ...............................        2,111          607
                                                        --------     --------
Gross premises and equipment ......................      109,874      104,240
Less accumulated depreciation and amortization ....       69,707       62,460
                                                        --------     --------
Net premises and equipment ........................     $ 40,167     $ 41,780
                                                        ========     ========


     Depreciation and amortization expense amounted to $8,218,000, $7,849,000 and $6,921,000 in 2002, 2001 and 2000, respectively.

     Portions of the Bank's premises are leased to others under operating lease agreements that expire in periods ending in 2007. Rental income of $343,000, $276,000 and $262,000 in 2002, 2001 and 2000, respectively, has been applied against occupancy expense in the accompanying Consolidated Statements of Income.

NOTE 11. OTHER REAL ESTATE OWNED

     An analysis of the changes in other real estate owned during 2002 and 2001 follows--


                                                             2002         2001
                                                           -------      -------
                                                              ($ IN THOUSANDS)
Balance at beginning of year ............................  $13,387      $15,905
New properties ..........................................      188          877
Properties sold .........................................   (1,377)      (3,308)
Write-downs to estimated fair value less costs to sell ..   (1,990)          --
Payments received on properties not sold and other ......     (362)         (87)
                                                           -------      -------
Balance at end of year ..................................   $9,846      $13,387
                                                           =======      =======


NOTE 12. DEPOSITS

     The expected maturity distribution of time deposits as of December 31, 2002 and 2001 follows--


                                                       2002           2001
                                                    ----------     ----------
                                                         ($ IN THOUSANDS)
Due in one year or less .......................     $1,326,778     $1,339,739
Due between one and two years .................        216,871        211,294
Due between two and three years ...............         45,605         82,811
Due between three and four years ..............         20,386         22,263
Due between four and five years ...............         28,355         19,311
Due over five years ...........................             29             38
                                                    ----------     ----------
                                                    $1,638,024     $1,675,456
                                                    ==========     ==========


     As of December 31, 2002 and 2001, there were  $789,695,000 and $783,975,000 of time deposits greater than $100,000, respectively. The amount of overdraft deposits classified as commercial loans was $3,525,000 at December 31, 2002, and $10,556,000 at December 31, 2001.

     The total amount of public funds held on deposit as of December 31, 2002 and 2001, was $514,176,000 and $533,523,000, for which $547,557,000 and
$389,498,000 of the Bank's securities available for sale were pledged as collateral, respectively.

NOTE 13. SHORT-TERM BORROWINGS

     As of December 31, 2002 and 2001, short-term borrowings are comprised of the following--


                                                           2002         2001
                                                         --------     --------
                                                           ($ IN THOUSANDS)
Securities sold under agreements to repurchase .....     $ 66,563     $134,917
Demand notes--U.S. Treasury ........................        4,720        6,060
                                                         --------     --------
Total ..............................................     $ 71,283     $140,977
                                                         ========     ========


     Securities sold under agreements to repurchase are short-term borrowings generally maturing within 90 days with underlying securities as collateral that had an amortized cost of $130,821,000 and $159,303,000 and a market value of $132,202,000 and $159,434,000 at December 31, 2002 and 2001, respectively.

     Information regarding securities sold under agreements to repurchase and demand notes--U.S. Treasury follows--


                                                                  2002          2001
                                                                --------      --------
                                                                   ($ IN THOUSANDS)
Securities sold under agreements to repurchase:
Balance at year end .......................................     $ 66,563      $134,917
Weighted average interest rate at year end ................         1.34%         2.00%
Maximum amount outstanding at any month-end during the year     $ 66,563      $472,088
Average amount outstanding during the year ................       39,221       193,694
Weighted average interest rate during the year ............         1.73%         4.79%

Demand notes--U.S. Treasury:
Balance at year end .......................................     $  4,720      $  6,060
Weighted average interest rate at year end ................         0.99%         1.40%
Maximum amount outstanding at any month-end during the year     $  5,892      $  6,157
Average amount outstanding during the year ................        2,869         3,303
Weighted average interest rate during the year ............         3.78%         3.46%

     At December 31, 2002 and 2001, the Bank did not have any committed credit lines from other financial institutions.

NOTE 14. FEDERAL HOME LOAN BANK ADVANCES

     The Bank may obtain advances from the Federal Home Loan Bank (FHLB) up to 25% of total assets (subject to the availability of qualifying collateral as defined by the FHLB). The Bank must hold FHLB stock equal to at least 5% of the outstanding principal amount of total advances at all times. At December 31, 2002 and 2001, FHLB advances consisted of $350 million scheduled to mature in 2006 and 2007 which is callable in 2003 and 2004 and $250 million scheduled to mature in 2010 and 2011 which is callable in 2003 through 2006. The weighted average interest rate of these advances was 4.87% at December 31, 2002 and December 31, 2001.

     The Bank participates in the Federal Home Loan Bank's Overnight Repricing Advance Program, under which the Bank has a $50 million overnight revolving credit line and a $50 million one month revolving credit line, the maximum amounts available under this program. Both credit lines expire on December 15, 2003 and bear daily interest at the Federal funds rate plus a spread (that is generally 12.5 basis points). At December 31, 2002, the full amounts of both credit lines were available to the Bank.

NOTE 15. INCOME TAXES

     The components of the provision for income taxes are as follows--


                                               2002          2001         2000
                                            --------      --------     --------
                                                      ($ IN THOUSANDS)
Federal:
Current provision .....................     $ 13,645      $ 10,499     $  8,032
Deferred (benefit) provision ..........       (1,137)        2,606       (1,083)
                                            --------      --------     --------
   Total Federal ......................       12,508        13,105        6,949
                                            --------      --------     --------
State:
Current provision .....................        1,121           326          514
Deferred (benefit) provision ..........         (321)          736         (306)
                                            --------      --------     --------
   Total State ........................          800         1,062          208
                                            --------      --------     --------
   Total provision for income taxes ...     $ 13,308      $ 14,167     $  7,157
                                            ========      ========     ========


     Included in other comprehensive income are income tax expense attributable to net unrealized gains on securities available for sale in the amounts of $15,265,000, $3,785,000 and $11,125,000 for the years ended December 31, 2002,
2001 and 2000, respectively.

     A reconciliation between the reported provision for income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate follows--


                                                                  2002           2001           2000
                                                                --------       --------       --------
                                                                  ($ IN THOUSANDS, EXCEPT PERCENTAGE)
Income tax provision at statutory rate ....................     $ 17,955       $ 17,039       $  9,488
Tax-exempt income, primarily from securities and bank owned
   life insurance .........................................       (5,156)        (3,693)        (2,471)
State income taxes, net of Federal tax benefit ............          520            690            135
Other .....................................................          (11)           131              5
                                                                --------       --------       --------
Provision for income taxes ................................     $ 13,308       $ 14,167       $  7,157
                                                                ========       ========       ========
Effective tax rate ........................................         25.9%          29.1%          26.4%


     The significant components of the net deferred tax liability as of December 31, 2002 and 2001 follows--


                                                           2002          2001
                                                         --------      --------
                                                             ($ IN THOUSANDS)
Deferred tax assets:
Allowance for loan losses ..........................     $  4,073      $  3,982
Depreciation .......................................        3,610         2,904
Other real estate owned ............................        3,306         3,306
Accrued stock appreciation rights ..................        1,777         1,269
Deferred compensation ..............................          673           503
Mortgage servicing rights ..........................          647           647
Non-accrual loan interest ..........................          325           325
Net unrealized loss on securities available for sale           --         3,578
Other ..............................................          424           199
                                                         --------      --------
Total deferred tax assets ..........................       14,835        16,713
                                                         --------      --------

Deferred tax liabilities:
Pension plan .......................................      (21,970)      (21,690)
Net unrealized gain on securities available for sale      (11,687)           --
Discount accretion .................................         (934)         (933)
Other ..............................................          (38)          (76)
                                                         --------      --------
Total deferred tax liabilities .....................      (34,629)      (22,699)
                                                         --------      --------
Net deferred tax liability .........................     $(19,794)     $ (5,986)
                                                         ========      ========


     Based upon taxes paid in the carryback period and projected future taxable income, management has determined that it is more likely than not that the total deferred tax assets will be realized.

NOTE 16. RETIREMENT AND INCENTIVE PLANS

     The Bank has two noncontributory retirement plans (the "Plans"), funded through a self-administered trust, covering all employees with one or more years of continuous employment. The Bank contributes such amounts as are necessary on an actuarial basis to provide the Plans with assets sufficient to meet the benefits to be paid to plan participants. The benefits are based on years of service and the employee's five highest consecutive years of earnings during the ten-year period prior to normal retirement date, as defined.

     At December 31, 2002, 64.2% of the Plans' assets at fair value are comprised of investments in the common stock of three companies (including the common stock of the Bank which was 14.1% of the Plans' assets). At December 31, 2002 and 2001, the Plans' assets included 411,408 shares of the Bank's stock valued at $11,450,000 and $10,367,000, respectively.

     The Plans' change in benefit obligation is set forth in the following table--

                                                           2002          2001
                                                         --------      --------
                                                             ($ IN THOUSANDS)
Benefit obligation at beginning of year ..............   $ 23,883      $ 19,654
Service cost .........................................      1,974         1,508
Interest cost ........................................      1,645         1,519
Benefits paid ........................................       (424)         (374)
Actuarial loss .......................................      1,626         1,576
                                                         --------      --------
Benefit obligation at end of year ....................   $ 28,704      $ 23,883
                                                         ========      ========

     The Plans' change in Plan Assets is set forth below--

                                                           2002          2001
                                                         --------      --------
                                                             ($ IN THOUSANDS)
Fair value of Plan assets at the beginning of the year   $ 77,311      $ 58,919
Actual return on Plan assets .........................      4,350        18,766
Benefits Paid ........................................       (424)         (374)
                                                         --------      --------
Fair value of Plan assets at the end of the year .....   $ 81,237      $ 77,311
                                                         --------      --------
Funded status ........................................   $ 52,534      $ 53,428
Unrecognized net asset ...............................       (145)         (198)
Unrecognized prior service cost ......................         52            71
                                                         --------      --------
Prepaid pension cost .................................   $ 52,441      $ 53,301
                                                         ========      ========

     Net pension expense includes the following components--

                                                        2002          2001          2000
                                                      --------      --------      --------
                                                                  ($ IN THOUSANDS)
Service cost - benefits earned during the periods     $  1,974      $  1,508      $  1,352
Interest cost on projected benefit obligation ...        1,645         1,519         1,405
Actual (appreciation) depreciation of plan assets       (4,350)      (18,766)        1,935
Net deferral ....................................        1,644         1,595          (161)
Amortization of net asset at transition .........          (53)          (53)          (53)
                                                      --------      --------      --------
Net Pension Expense (Income) ....................     $    860      $(14,197)     $  4,478
                                                      ========      ========      ========


     In determining the projected benefit obligation, the discount rate used was 6.50% and 7.00% at December 31, 2002 and 2001, respectively, while the rate of increase in future compensation levels was approximately 5.00% for Administrative Employees and 4.33% for Collective Bargaining Employees in 2002 and 6.00% and 5.33%, respectively, in 2001. The expected long-term rate of return on assets was 8.00% for 2002 and 2001.

     Based on the Bank's current benefit policies, there are no other material post-retirement benefits other than the retirement plans described above.

     In March 1997, the Bank adopted The Trust Company of New Jersey Incentive Compensation Plan (the "Awards Plan") in order to compensate certain executive officers of the Bank on an individual basis for significant contributions to the Bank and to stimulate the efforts of such persons by giving them a direct financial interest in the performance of the Bank. The Bank charged $300,000 to expense for the Awards Plan in each of 2002, 2001 and 2000, respectively.

     The Bank sponsors a 401(k) plan (the "Plan") that is available to all administrative employees. Participants with one year of service are eligible to receive the employer matching contribution. Subject to certain limitations imposed by federal law, employees may contribute from 1% to 25% of their eligible compensation to the Plan. The Bank may match a portion of the employee contribution through discretionary employer-matching contributions that may vary from year-to-year. The maximum employer matching contribution is 3.5% of eligible compensation. The Plan provides ten alternative investment options, with the Bank's matching contributions being invested in the Employer Stock Fund. The Bank charged expense for matching employer contributions of $622,000, $589,000 and $183,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 17. STOCK OPTION PLANS

     Under the Executive and Incentive Stock Option Plans, the Stock Option Committee (the Committee) may grant options to officers to purchase the Bank's stock. Under the Non-Employee Executive Stock Option Plans, members of the Bank's Board of Directors who are not employees of the Bank may be granted options to purchase the Bank's stock under terms comparable to those offered to employees under the Incentive Stock Option Plans.

     Option prices are determined by the Committee, provided however, that the option price of shares may not be less than the fair market value of such shares at the date of grant for the Incentive Stock Option Plans and not less than 85% of the fair market value of shares at the date of grant for the Executive Stock Option Plan. The period during which an option may be exercised varies, but no option may be exercised after ten years from the date of grant. Compensation attributable to all options granted under the Executive Stock Option Plan amounted to charges of $415,000 in 2002, $112,000 in 2001 and $59,000 in 2000
and is included in other expenses in the Consolidated Statements of Income and as a credit to additional paid-in capital in the Consolidated Statements of Changes in Stockholders' Equity.

     The Committee may grant options under the Executive Stock Option Plan that provide for a credit against the purchase price equal to any increase in the fair market value of the common stock at the date of exercise over the fair market value on the date of grant. In addition, the Committee may grant stock appreciation rights (SARs) in tandem with options granted under the Executive Stock Option Plan which allow the holder of a stock option to receive an amount equal to the excess of the fair market value of the common stock at the exercise date over the option price, at the Committee's discretion, in cash, common stock or a combination of cash and common stock in lieu of exercising the option. In the event that SARs are exercised, the number of shares available for issuance under the plan is reduced by the number of shares covered by the SARs. For the years 2002, 2001, and 2000, expense (income) related to SARs amounted to $1,243,000, $2,785,000 and $(890,000), respectively. The liability included in the Consolidated Statements of Condition related to SARs amounted to $4,349,000 at December 31, 2002 and $3,106,000 at December 31, 2001.

     A summary of activity for the Executive and Incentive Stock Option Plans for the years ended December 31, 2002, 2001 and 2000 follows--


                                            2002                             2001                            2000
                                -----------------------------    -----------------------------    ----------------------------
                                                OPTION PRICE                     OPTION PRICE                    OPTION PRICE
                                  SHARES          PER SHARE        SHARES          PER SHARE        SHARES         PER SHARE
                                ----------     --------------    ----------     --------------    ----------     -------------
Options outstanding at
  beginning of year ..........   1,838,128     $ 9.35 - 25.87     1,545,158     $ 5.69 - 25.87       862,168     $4.89 - 25.87
Options granted ..............     481,350      19.90 - 27.00       484,400      16.90 - 19.88       780,110      9.78 - 20.56
Options exercised ............    (108,500)      9.35 - 25.88      (113,481)      7.44 - 20.56       (47,290)     4.89 - 20.56
Options terminated/expired ...     (83,678)     11.00 - 20.56       (77,949)      5.69 - 25.87       (49,830)     5.75 - 25.88
                                 ---------                        ---------                        ---------
Options outstanding at
  end of year ................   2,127,300       9.78 - 27.00     1,838,128       9.35 - 25.87     1,545,158      5.69 - 25.87
                                 =========                        =========                        =========
Options exercisable at
  end of year ................   1,131,880       9.78 - 25.88       904,488       9.35 - 25.87       567,488      5.69 - 25.87
                                 =========                        =========                        =========


     The following table summarizes additional information about the Executive and Incentive Stock Option Plans at December 31, 2002--


                              OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                         -----------------------------    ----------------------
                                              WEIGHTED                  WEIGHTED
RANGE OF                 WEIGHTED AVERAGE      AVERAGE                   AVERAGE
EXERCISE       NUMBER        REMAINING        EXERCISE       NUMBER     EXERCISE
 PRICES     OUTSTANDING  CONTRACTUAL LIFE      PRICE      EXERCISABLE    PRICE
--------    -----------  ----------------     --------    -----------   --------
 $ 9-12 ..    423,820       6.7 years         $10.84         285,960    $10.84
  12-18 ..    640,320       7.1                14.07         398,940     15.48
  18-22 ..    704,160       7.7                19.90         398,120     19.86
  22-27 ..    359,000       9.6                23.93          48,860     23.77
            ---------                                      ---------
  9-27 ...  2,127,300       7.6                17.02       1,131,880     16.21
            =========                                      =========


     Under the non-employee directors stock option plan, in each of the years 2002, 2001, and 2000, the Bank granted 35,000 options to various qualifying directors. These options are exercisable at prices ranging from $17.33 - $24.66 and are fully vested after one year. At December 31, 2002, 70,000 options were exercisable under this plan.

NOTE 18. COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS

     The Bank is a party to an employment agreement with Siggi B. Wilzig, the former Chairman of the Bank, whereby he would serve in a consulting capacity upon his retirement in October 2003, and receive specified payments over a ten-year period. In the event of his death or disability, his estate would continue to receive these specified payments. The Bank, upon Mr. Wilzig's death in January 2003 accelerated the expensing of these payments by recording in the first quarter 2003 a $7.9 million liability representing the present value of these payments.

     The Bank is also a party to employment agreements with members of executive management that expire in 2004 through 2005, which provide for minimum annual salaries and minimum cash bonuses during the term of the agreements and other customary benefits. The employees may resign and the Bank may terminate the agreements with or without cause. If the Bank terminates the agreements without cause, the Bank is required to make lump-sum payments to the employees and to provide other benefits for a specified period of time. The agreements also provide for the payment of lump-sum amounts in the event of a change in control. Management does not believe that these employment agreements will have a material impact on the Bank's financial condition or results of operations.

OWNERSHIP

     On February 13, 2003, the Bank announced that it had determined that its former Chairman, the late Siggi B. Wilzig, owned a larger interest in the Bank than had been reported previously. The additional shares were held in accounts that had not been attributed to Mr. Wilzig, including one account held through the Bank.

     The Bank formed a special committee of independent directors to review the matter and the involvement of the Bank and related persons. Although the review is continuing, the Bank believes that these matters will have no material impact to the Bank's financial statements or its customers.

     The Bank has been cooperating with federal and state regulatory authorities in investigating this matter and developing remedial measures.

LITIGATION

     The Bank is party, in the ordinary course of business, to litigation involving collection matters, contract claims and other miscellaneous causes of action arising from its business. In the opinion of management, none of these proceedings are expected to have a material effect on the consolidated financial position or results of operations of the Bank.

OPERATING LEASES

     The Bank leases several of its branch offices under noncancelable operating leases expiring at various dates through 2022. Under the terms of these leases, the minimum annual rentals are as follows -


                                                                ($ IN THOUSANDS)
2003 ..........................................................           $4,796
2004 ..........................................................            4,169
2005 ..........................................................            3,405
2006 ..........................................................            2,704
2007 ..........................................................            1,948
Thereafter ....................................................            7,201


     Rental expense for these facilities is included in occupancy expense in the accompanying Consolidated Statements of Income and amounted to $4,992,000, $4,698,000 and $3,393,000, in 2002, 2001 and 2000, respectively.

OTHER MATTERS

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying Consolidated Statements of Condition. The contract or notional amounts of these instruments express the extent of involvement the Bank has in each class of financial instrument.

     The Bank had outstanding commitments to extend credit to borrowers of approximately $280,334,000 and $216,225,000 at December 31, 2002 and 2001,
respectively. The Bank also had available home equity and overdraft lines of credit of approximately $98,845,000 and $74,738,000, at the respective year-ends. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer.

     The Bank is also contingently liable for outstanding letters of credit totaling $20,835,000 at December 31, 2002. The credit risk and underwriting procedures involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Substantially all of the Bank's outstanding standby letters of credit are performance standby letters of credit within the scope of FASB Interpretation No. 45. These are irrevocable undertakings by the Bank, as guarantor, to make payments in the event a specified third party fails to perform under a non-financial contractual obligation. Most of the Bank's performance standby letters of credit arise in connection with lending relationships and have terms of one year or less. The maximum potential future payments the Bank could be required to make equals the face amount of the letters of credit shown above. The Bank's recognized liability for performance standby letters of credit was insignificant at December 31, 2002.

NOTE 19. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Financial instruments include cash, loan agreements, accounts receivable and payable, debt securities, deposit liabilities, loan commitments, standby letters of credit, financial guarantees and other similar agreements. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale.

     Estimated fair values have been determined by the Bank using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating interest rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used, the estimated fair values and recorded book balances of the Bank's financial instruments at December 31, 2002 and 2001 are as follows -


CASH AND CASH EQUIVALENTS


     Cash and cash  equivalents  include  cash and due from  bank  balances  and
Federal  funds  sold.   For  these   instruments,   the  recorded  book  balance
approximates their fair value.

SECURITIES

     For securities in the Bank's portfolio, fair value was determined by reference to quoted market prices. In the few instances where quoted market prices were not available, prices for similar securities were used. Additional detail is contained in Notes 6 and 7 to these Consolidated Financial Statements.

LOANS

     The Bank aggregated loans into pools having similar characteristics when comparing their terms, contractual rates, type of collateral, risk profile and other pertinent loan characteristics. Since no active market exists for these pools, fair values were estimated using the present value of future cash flows expected to be received. Loan rates currently offered by the Bank were used in determining the appropriate discount rates.

DEPOSITS

     The fair value of demand deposits, savings deposits and certain money market accounts approximate their recorded book balances. The fair value of fixed maturity certificates of deposit was estimated using the present value of discounted cash flows based on rates currently offered for deposits of similar remaining maturities.


SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE


     The  fair  value  for  securities  sold  under   agreements  to  repurchase
approximates their respective recorded book balances as these instruments are short-term in nature.


FEDERAL HOME LOAN BANK ADVANCES


     The fair value for Federal Home Loan Bank advances is based on a discounted net present value method using market price indications.


Off-Balance Sheet Commitments


     The liability associated with off balance sheet commitments to fund loans and credits to borrowers, which were paid for by customers or otherwise legally binding upon the Bank, have been priced on the basis of fees currently charged to enter similar agreements, taking into account remaining terms and the counterparties' credit standing.

     The following estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale. This is due to the fact that no market exists for a sizable portion of loan, deposit and off balance sheet instruments. Further, the estimates employed by management were subjective in nature and were based upon their judgment as to certain economic scenarios. These estimates are also subject to uncertainties. Changes in assumptions or economic conditions and / or market segments or products could materially affect future estimates.

     In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these fair values.

     The estimated fair values and the recorded book balances of the Bank's financial instruments as of December 31, 2002 and 2001 are as follow--


                                               DECEMBER 31, 2002           DECEMBER 31, 2001
                                           -------------------------   -------------------------
                                            ESTIMATED     RECORDED      ESTIMATED     RECORDED
                                           FAIR VALUE   BOOK BALANCE   FAIR VALUE   BOOK BALANCE
                                           ----------   ------------   ----------   ------------
                                                             ($ IN THOUSANDS)
Financial assets:
Cash and cash equivalents ...............  $  185,382    $  185,382    $  334,061    $  334,061
Securities ..............................   1,981,640     1,979,701     1,729,879     1,732,207
Loans, net ..............................   2,103,065     2,031,883     1,837,166     1,809,415
Financial liabilities:
Deposits ................................   3,468,829     3,437,282     3,100,853     3,087,154
Securities sold under agreements to
  repurchase and other borrowings .......      71,283        71,283       140,977       140,977
Federal Home Loan Bank advances .........     636,554       600,000       604,398       600,000
Off-balance sheet commitments:
Commitments to extend credit ............       3,051            --         2,388            --
Performance standby letters of credit ...         415            --           251            --

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
The Trust Company of New Jersey:

     We have audited the accompanying consolidated statements of condition of The Trust Company of New Jersey and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Banks' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Trust Company of New Jersey and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 2 to the consolidated financial statements, the Bank has restated the consolidated statement of condition as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the two-year period then ended, which consolidated financial statements were previously audited by other independent auditors who have ceased operations.


/s/ KPMG LLP
------------------
Short Hills, New Jersey
March 4, 2003

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Bank recorded net downward adjustments to net income totaling $3,000,000 in connection with items identified during the re-audit process, in addition to the $3,072,000 net downward adjustment previously disclosed in the Bank's September 30, 2002 Quarterly Report on Form 10-Q. A more detailed discussion of the adjustments can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of
Operations: Restatements and in Note 2 to the Consolidated Financial Statements. A comparison of originally reported and restated data for the quarters ended March 31, June 30, September 30, and December 31, 2001 and March 31 and June 30, 2002 in addition to data for the quarters ending September 30 and December 31, 2002 follow--

CONSOLIDATED QUARTERLY FINANCIAL DATA -- 2002

                                              ORIGINALLY REPORTED              RESTATED
                                             ----------------------    --------------------------
                                             MAR. 31        JUNE 30        MAR. 31        JUNE 30       SEPT. 30        DEC. 31
                                             -------        -------        -------        -------        -------        -------
                                                           ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income .......................      $55,762        $58,530        $55,058        $56,672        $56,675        $57,306
Interest expense ......................       27,927         27,109         27,927         27,109         26,458         25,252
                                             -------        -------        -------        -------        -------        -------

Net interest income ...................       27,835         31,421         27,131         29,563         30,217         32,054
Provision for loan losses .............          300            300            300            300            300          1,300
Other operating income ................       10,328          9,696          9,572          9,409         20,368          7,810
Other operating expense ...............       25,286         21,082         24,628         23,132         35,318         29,548
                                             -------        -------        -------        -------        -------        -------
Income before income taxes ............       12,577         19,735         11,775         15,540         14,967          9,016
Income tax expense ....................        3,340          6,049          3,032          4,445          4,270          1,561
                                             -------        -------        -------        -------        -------        -------
Net Income ............................      $ 9,237        $13,686        $ 8,743        $11,095        $10,697        $ 7,455
                                             =======        =======        =======        =======        =======        =======

Earnings per share--diluted ...........      $  0.48        $  0.72        $  0.46        $  0.59        $  0.57        $  0.40
Average shares outstanding--diluted ...   19,078,137     19,058,803     18,748,615     18,855,119     18,670,160     18,701,342

CONSOLIDATED QUARTERLY FINANCIAL DATA--2001

                                              ORIGINALLY REPORTED                                     RESTATED
                                  ----------------------------------------------      ----------------------------------------------
                                  MAR. 31      JUNE 30     SEPT. 30      DEC. 31      MAR. 31      JUNE 30     SEPT. 30      DEC. 31
                                  -------      -------      -------      -------      -------      -------      -------      -------
                                                              ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income ..............    $60,975      $60,676      $59,982      $56,056      $60,789      $60,826      $59,379      $55,485
Interest expense .............     37,570       34,428       32,267       30,515       37,570       34,428       32,267       30,515
                                  -------      -------      -------      -------      -------      -------      -------      -------
Net interest income ..........     23,405       26,248       27,715       25,541       23,219       26,398       27,112       24,970
Provision for loan losses ....        300          300          300        1,300          300          300          300        1,300
Other operating income .......      8,032        7,292        9,573        8,583        8,032        7,292        9,573        8,580
Other operating expense ......     20,791       16,722       21,812       26,245       19,307       15,071       22,704       27,210
                                  -------      -------      -------      -------      -------      -------      -------      -------
Income before income taxes ...     10,346       16,518       15,176        6,579       11,644       18,319       13,681        5,040
Income tax expense ...........      2,937        5,237        4,951          886        3,503        5,999        4,317          348
                                  -------      -------      -------      -------      -------      -------      -------      -------
Net Income ...................    $ 7,409      $11,281      $10,225      $ 5,693      $ 8,141      $12,320      $ 9,364      $ 4,692
                                  =======      =======      =======      =======      =======      =======      =======      =======
Earnings per share--diluted ..    $  0.40      $  0.59      $  0.54      $  0.31      $  0.44      $  0.65      $  0.50      $  0.25
Average shares
  outstanding--diluted ....... 18,693,404   18,952,274   19,149,610   19,031,029   18,414,692   18,851,110   18,879,209   18,813,129

                         THE TRUST COMPANY OF NEW JERSEY
                      CONSOLIDATED STATEMENTS OF CONDITION
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                             UNAUDITED
                                                     SEPTEMBER 30,   DECEMBER 31
                                                          2003          2002
                                                       ----------    ----------
ASSETS
------
Cash and due from banks .............................  $  127,628    $  135,382
Federal funds sold ..................................     175,000        50,000
                                                       ----------    ----------
       Total cash and cash equivalents ..............     302,628       185,382
Securities:
   Available for sale, at market value ..............   1,458,584     1,927,065
   Held to maturity (market value $57,725 in 2003
     and $54,575 in 2002) ...........................      52,479        52,636
                                                       ----------    ----------
       Total securities .............................   1,511,063     1,979,701
Loans:
   Held for Sale ....................................      95,477       251,284
   Held in portfolio, net of unearned income ........   2,015,917     1,790,570
   Less: Allowance for loan losses ..................     (10,336)       (9,971)
                                                       ----------    ----------
       Loans, net ...................................   2,101,058     2,031,883
       Premises and equipment .......................      40,143        40,167
Other real estate owned .............................       3,628         9,846
Accrued interest receivable .........................      19,709        24,840
Bank owned life insurance ...........................      69,312        67,765
Prepaid pension cost and other assets ...............     243,792        71,218
                                                       ----------    ----------
Total Assets ........................................  $4,291,333    $4,410,802
                                                       ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Deposits:
   Non-interest bearing demand ......................  $  640,820    $  584,979
   Interest bearing--
     NOW and money market ...........................     675,643       700,345
     Savings ........................................     567,747       513,934
     Time ...........................................   1,479,138     1,638,024
                                                       ----------    ----------
     Total deposits .................................   3,363,348     3,437,282
Securities sold under agreements to repurchase
   and other short-term borrowings ..................      66,390        71,283
Federal Home Loan Bank advances .....................     550,000       600,000
Deferred taxes and other liabilities ................      42,006        37,967
                                                       ----------    ----------
     Total liabilities ..............................   4,021,744     4,146,532
Common stock, $2.00 par value; authorized
   72,000,000 shares; Issued and outstanding
   18,350,922 in 2003 and 18,312,909 in 2002 ........      36,702        36,626
Additional paid-in capital ..........................      29,008        26,762
Retained earnings ...................................     190,083       179,179
Accumulated other comprehensive income ..............      13,796        21,703
                                                       ----------    ----------
       Total stockholders' equity ...................     269,589       264,270
                                                       ----------    ----------
Total Liabilities and Stockholders' Equity ..........  $4,291,333    $4,410,802
                                                       ==========    ==========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                         THE TRUST COMPANY OF NEW JERSEY
                        CONSOLIDATED STATEMENTS OF INCOME
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                      --------------------------
                                                                      (RESTATED)
                                                         2003            2002
                                                      ----------       ---------
INTEREST INCOME
---------------
Interest and fees on loans .......................      $100,887        $ 99,525
Interest on Federal funds sold ...................           956           2,486
Interest and dividends on securities--
   Taxable .......................................        42,133          56,602
   Exempt from Federal Income Taxes ..............         9,925           8,732
                                                        --------        --------
   Total interest income .........................       153,901         167,345
INTEREST EXPENSE
----------------
Interest on deposits .............................        39,548          58,777
Interest on borrowed funds .......................        21,663          22,717
                                                        --------        --------
   Total interest expense ........................        61,211          81,494
                                                        --------        --------
   Net interest income ...........................        92,690          85,851
   Provision for loan losses .....................         2,600             900
                                                        --------        --------
   Net interest income after provision
     for loan losses .............................        90,090          84,951
NON-INTEREST INCOME
-------------------
Service charges on deposit accounts and
  other retail banking fees ......................        14,471          14,777
Trust department income ..........................         1,289           1,152
Bank owned life insurance ........................         3,733           3,207
Net gains on securities sales ....................           381           7,050
Gains on sales of securitizations and loans ......        10,502          12,200
Other income .....................................           706             291
                                                        --------        --------
   Total non-interest income .....................        31,082          38,677
NON-INTEREST EXPENSE
--------------------
Salaries and employee benefits ...................        49,447          38,426
Pension (income) expense .........................        (6,380)          4,751
Occupancy expense, net of rental income ..........        11,100          10,200
Furniture and equipment expense ..................         7,132           6,141
Outside data processing services .................         4,464           4,308
Other real estate owned (income) expense, net ....         1,506             217
Loss on early extinguishments of debt ............         6,027              --
Other non-interest expense .......................        20,190          17,303
                                                        --------        --------
   Total non-interest expense ....................        93,486          81,346
                                                        --------        --------
Income before provision for income taxes .........        27,686          42,282
Provision for income taxes .......................         5,086          11,747
                                                        --------        --------
NET INCOME .......................................      $ 22,600        $ 30,535
                                                        ========        ========
EARNINGS PER COMMON SHARE
-------------------------
   Basic .........................................         $1.23           $1.66
                                                        ========        ========
   Diluted .......................................         $1.20           $1.63
                                                        ========        ========
WEIGHTED AVERAGE SHARES OUTSTANDING
-----------------------------------
   Basic ........................................     18,333,949      18,404,266
                                                      ==========      ==========
   Diluted ......................................     18,800,267      18,711,936
                                                      ==========      ==========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                        THE TRUST COMPANY OF NEW JERSEY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                                        ACCUMULATED
                                                                                                           OTHER
                                                        COMMON STOCK          ADDITIONAL                   COMPRE-      TOTAL
                                                  -----------------------       PAID-IN     RETAINED      HENSIVE     STOCKHOLDERS'
                                                     SHARES        AMOUNT       CAPITAL     EARNINGS    INCOME (LOSS)   EQUITY
                                                  -----------     --------     --------     ---------   ------------   ---------
BALANCE, DECEMBER 31, 2002 .....................   18,312,909     $ 36,626     $ 26,762     $ 179,179     $ 21,703     $ 264,270
Comprehensive Income:
Net income--Nine months ended
September 30, 2003 .............................                                               22,600                     22,600
Unrealized holding (loss) on securities
  available for sale, net of tax of $(4,124) ...                                                            (7,659)       (7,659)
Reclassification adjustment for gains on
  securities available for sale, net of
  tax of $(133) ................................                                                              (248)         (248)
                                                                                                                       ---------
     Total comprehensive income ................                                                                          14,693
                                                                                                                       ---------
DEFERRED COMPENSATION AND TAXES RELATED TO
  NONQUALIFIED STOCK OPTION PLANS ..............                                    449                                      449
Exercise of stock options ......................      134,005          268        1,797         2,065
Purchase and retirement of common stock ........      (95,992)        (192)                    (2,519)                    (2,711)
Cash dividends, $0.50 per common share .........                                               (9,177)                    (9,177)
                                                  -----------     --------     --------     ---------     --------     ---------
BALANCE, SEPTEMBER 30, 2003 ....................   18,350,922     $ 36,702     $ 29,008     $ 190,083     $ 13,796     $ 269,589
                                                  ===========     ========     ========     =========     ========     =========

BALANCE, DECEMBER 31, 2001, ORIGINALLY
   REPORTED ....................................   18,438,313     $ 36,877     $ 26,249     $ 159,529     $ (6,645)    $ 216,010
Cumulative restatements to prior periods .......                        --       (1,000)       (1,705)          --        (2,705)
                                                  -----------     --------     --------     ---------     --------     ---------
BALANCE, DECEMBER 31, 2001 (RESTATED) ..........   18,438,313       36,877       25,249       157,824       (6,645)      213,305
Comprehensive Income:
Net income--Nine months ended
   September 30, 2002 (Restated) ...............                                               30,535                     30,535
Unrealized holding gain on securities
   available for sale, net of tax of $18,026 ...                                                            33,477        33,477
Reclassification adjustment for gains on
   securities available for sale, net of tax
   of $(2,468) .................................                                                            (4,582)       (4,582)
                                                                                                                       ---------
     Total comprehensive income ................                                                                          59,430
                                                                                                                       ---------

Deferred compensation and taxes related to
   nonqualified stock option plans .............                                    346                                      346
Exercise of stock options ......................       48,006           96          555                                      651
Purchase and retirement of common stock ........     (151,050)        (302)                    (3,379)                    (3,681)
Cash dividends, $0.45 per common share .........                                               (8,285)                    (8,285)
                                                  -----------     --------     --------     ---------     --------     ---------
BALANCE, SEPTEMBER 30, 2002 (RESTATED) .........   18,335,269     $ 36,671     $ 26,150     $ 176,695     $ 22,250     $ 261,766
                                                  ===========     ========     ========     =========     ========     =========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                         THE TRUST COMPANY OF NEW JERSEY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)
                                    UNAUDITED

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                         -----------------------
                                                                      (Restated)
                                                            2003         2002
                                                         ---------   ----------
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:
Net Income ............................................. $  22,600   $   30,535
Adjustments to reconcile net income to net cash
  provided by operating activities:
Provision for loan losses ..............................     2,600          900
Pension (income) expense ...............................    (6,380)       4,751
Depreciation, amortization and other provisions ........     9,170        6,367
Amortization of debt security premium (discount) -
Available for sale .....................................    10,298        4,358
Held to maturity .......................................       157          149
Net realized gains on sales of securities
  available for sale ...................................      (381)      (7,050)
Gains on sales of securitizations and loans ............   (10,502)     (12,200)
Origination of loans held for sale .....................  (326,042)          --
Proceeds from securitizations and sales of loans .......   492,351           --
(Increase) decrease in accrued interest receivable .....     5,131       (2,995)
Increase in deferred taxes and other liabilities .......     8,427        5,015
(Increase) in other assets .............................    (2,938)     (18,706)
                                                         ---------   ----------
  Net cash provided by operating activities ............   204,491       11,124
                                                         ---------   ----------
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES:
Proceeds from sales of securities available for sale ...    20,918      647,012
Proceeds from maturities or calls of securities--
  Available for sale ...................................   511,747      851,673
  Held to maturity .....................................        --       64,867
Purchases of securities--
  Available for sale ...................................  (699,968)  (1,829,427)
  Held to maturity .....................................        --       (9,979)
Principal reductions on mortgage backed securities .....   452,861      147,867
Net (increase) in loans ................................  (227,582)    (468,123)
Proceeds from sales of securitizations and loans .......        --      480,951
Purchases of premises and equipment, net ...............    (6,571)      (8,730)
                                                         ---------   ----------
  Net cash provided by (used in) investing activities ..    51,405     (123,889)
                                                         ---------   ----------
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES:
Net (decrease) increase in deposits ....................   (73,934)     309,860
Net (Decrease) in Securities Sold Under Agreements
to repurchase and other short-term borrowings ..........    (4,893)     (90,914)
Repayment of Federal Home Loan Bank advances ...........   (50,000)          --
Cash dividends paid ....................................    (9,177)      (8,285)
Purchase and retirement of common stock ................    (2,711)      (3,681)
Exercise of stock options ..............................     2,065          651
                                                         ---------   ----------
  Net cash (used in) provided by financing activities ..  (138,650)     207,631
                                                         ---------   ----------
  Increase in cash and cash equivalents ................   117,246       94,866
                                                         ---------   ----------
Cash and cash equivalents at the beginning of
  the period ...........................................   185,382      334,061
                                                         ---------   ----------
Cash and cash equivalents at the end of the period ..... $ 302,628   $  428,927
                                                         =========   ==========

        SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2003
                                   (UNAUDITED)



(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements include the accounts of The Trust Company of New Jersey and its direct and indirect wholly owned subsidiaries, TC Financial Corp. (sales of annuities, mutual funds and life insurance products), TCB Investment Corp. (an investment company), TC Preferred Funding, Inc. (a real estate investment trust) and ORAC, Inc. (foreclosed real estate) (collectively, the "bank"). All significant intercompany balances and transactions have been eliminated.

     The bank has prepared the accompanying Consolidated Financial Statements without audit. In the opinion of the bank, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made.


     The bank has prepared the accompanying Consolidated Financial Statements pursuant to the rules and regulations of the Securities and Exchange Commission applicable to interim reporting. Accordingly, certain information and note disclosures normally included in annual financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted.

     These consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein for the year ended December 31, 2002.

     The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the operating results to be attained for the year ending December 31, 2003 or for any other period.

STOCK-BASED COMPENSATION


     The bank accounts for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employers," and related interpretations. Accordingly, no compensation expense has been recognized for stock options issued with an exercise price equal to the stock's market value at the date of grant. The bank records compensation expense to the extent options are issued at exercise prices less than the market value of the bank's stock at the date of grant.

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure," permits the use of the intrinsic value method but requires disclosure of pro forma net income and earnings per share as if the stock-based compensation had been accounted for using the fair value method. Had the compensation costs for the bank's stock option plans been determined based on the fair value method, the bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below--

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                       -------------------------
                                                                     (RESTATED)
                                                          2003          2002
                                                       ----------    ----------
                                                           ($ IN THOUSANDS,
                                                       EXCEPT PER SHARE AMOUNTS)
Net income-- ........................................     $22,600       $30,535
Stock-based employee compensation expense included
  in reported net income under the intrinsic value
  method, net of related tax effects ................         201           205
Total stock-based employee compensation expense
  determined under the fair value based method,
  including all stock option grants, net of
  related tax effects ...............................      (1,525)       (1,386)
                                                          -------       -------
Pro forma net income ................................     $21,276       $29,354
                                                          =======       =======
Basic earnings per share--
As reported .........................................       $1.23         $1.66
Pro forma ...........................................       $1.16         $1.59
Diluted earnings per share--
As reported .........................................       $1.20         $1.63
Pro forma ...........................................       $1.13         $1.57
Weighted average fair value of options granted
  during the period .................................       $8.14         $6.86

     The fair value of stock options granted by the bank was estimated through the use of the Black-Scholes option pricing model applying the following assumptions--
                                                            Nine Months ended
                                                              September 30,
                                                       ------------------------
                                                          2003          2002
                                                       ----------    ----------
Risk-free interest rate .............................        2.87%         4.37%
Expected option life ................................   6.5 years     6.5 years
Expected volatility .................................       29.94%        28.08%
Expected dividend yield .............................        2.21%         2.55%


(2) STATEMENTS OF CASH FLOWS

     The following supplemental disclosures are made to the consolidated statements of cash flows--


                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                       ------------------------
                                                                     (RESTATED)
                                                          2003          2002
                                                       ----------    ----------
                                                           ($ IN THOUSANDS)
Cash paid during the period for--
Interest ............................................  $   62,876    $   83,630
Income taxes ........................................       4,657         4,679
Noncash investing activities--
Transfer of loans to other real estate owned ........          --            53
Sales of securities settled in fourth quarter 2003
  (included in other assets) ........................     160,841            --


(3) EARNINGS PER COMMON SHARE

     Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

     Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period, as adjusted for the assumed exercise of potentially dilutive common stock options utilizing the Treasury Stock method.


                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                       ------------------------
                                                                     (RESTATED)
                                                          2003          2002
                                                       ----------    ----------
                                                           ($ IN THOUSANDS)
                                                       EXCEPT PER SHARE AMOUNTS)
Net Income-- Basic EPS ..............................     $22,600       $30,535
                                                          =======       =======
Weighted average common shares outstanding ..........  18,333,949    18,404,266
Plus: Dilutive stock options ........................     466,318       307,670
                                                       ----------    ----------
Diluted weighted average common shares outstanding ..  18,800,267    18,711,936
                                                       ==========    ==========
Earnings per common share:
Basic ...............................................       $1.23         $1.66
Diluted .............................................       $1.20         $1.63


(4) OTHER NON-INTEREST EXPENSE


     The following table presents the main components of other non-interest expense:

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                       ------------------------
                                                                     (RESTATED)
                                                          2003          2002
                                                       ----------    ----------
                                                           ($ IN THOUSANDS)
Advertising and customer relations ..................     $ 2,638       $ 1,604
Legal fees ..........................................         900           596
Telephone expense ...................................       2,734         2,181
Increase (decrease) in mortgage servicing
  rights valuation allowance ........................        (145)        1,073
All other ...........................................      14,063        11,849
                                                          -------       -------
Total other non-interest expense ....................     $20,190       $17,303
                                                          =======       =======


(5) FEDERAL HOME LOAN BANK ADVANCES AND RELATED INTEREST RATE SWAPS

     The bank has restructured a portion of its borrowings from the Federal Home Loan Bank of New York ("FHLB") as follows:

     o In late June 2003, the bank prepaid a $50 million callable advance bearing interest at 3.42%, resulting in the bank paying a prepayment fee of $2,758,000 ($1,631,000 after taxes).

     o In August 2003, the bank entered into a $50 million non-callable advance bearing interest at 2.58%.

     o In late September 2003, the bank prepaid two $25 million callable advances bearing interest at 3.70% and 4.34%, respectively, resulting in the bank paying a prepayment fee of $3,269,000 ($1,934,000 after taxes).

     o In September 2003 and October 2003, respectively, the bank entered into two $25 million term repurchase agreements bearing interest at 1.825% and 1.76%, respectively.

     o In July 2003, the bank entered into interest rate swap transactions with an embedded option for $175 million of convertible advances from the FHLB that were designated as fair value hedges. These hedges were designed to convert fixed rate borrowings into floating rate borrowings and to eliminate any call risk to which the bank had been subject. The $175 million notional interest rate swaps converted the fixed interest rates that the bank was paying on three separate advances from the FHLB (interest rates ranging from 4.42% - 5.50%) to floating interest rates of 3-month LIBOR plus spreads (ranging from 174 - 231 basis points). The embedded option gives the bank the right to convert the fixed rate received under the interest rate swaps to a 3-month LIBOR rate. This right will be exercised if the FHLB calls and the bank converts the advances held by the bank into 3-month LIBOR instruments. Under the contractual terms of the advances, the bank can choose to convert each advance into either a floating or fixed interest rate at then current market prices based upon the then current product listing offered by the FHLB.

          With the embedded option, the bank eliminated any interest rate risk associated with the call provision of the FHLB advances.

          The effectiveness of the fair value hedge is evaluated quarterly. At September 30, 2003, no hedge ineffectiveness was identified.

(6)  SALES OF SECURITIZATIONS AND SALES OF LOANS SOLD WITH RECOURSE

     The bank, under certain limited circumstances, sells or securitizes and sells residential mortgage loans with recourse provisions. At the time mortgage loans are sold or securitized and sold, an evaluation is made of the potential recourse liability. This evaluation takes into account the bank's underwriting standards for originating the mortgage loan, the value of the mortgaged property, the borrower's payment history, the bank's historical experience with these categories of loans and other factors. To date, at the time of sale, all of the bank's mortgage loans have been performing in accordance with their terms and the recourse liability has been estimated at zero. At September 30, 2003 and December 31, 2002, the principal amount of loans sold with recourse amounted to $3.2 million and $4.9 million, respectively.

(7) RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

     The bank restated its consolidated financial statements for the nine month period ended September 30, 2002 by recording net downward adjustments to net income of $4,367,000. In addition, net downward adjustments to net income for periods prior to 2002 had the effect of reducing retained earnings by $1,705,000. The adjustments also had the effect of re-allocating certain income and expense amounts and certain statement of condition amounts from category to category, and reducing the number of shares outstanding for earnings per share calculations.

     The principal components of the adjustments were as follows:

     Indirect Automobile Loan Origination Costs--To correct bookkeeping errors by appropriately amortizing direct costs associated with the origination of indirect automobile loans as reductions of interest income. The effect of these corrections on the bank's consolidated statement of income for the nine months ended September 30, 2002 was a decrease of $1,584,000 in net income and a $503,000 decrease in retained earnings for periods prior to year 2002.

     Stock Appreciation Rights--To appropriately calculate the expense related to outstanding and vested stock appreciation rights. The effect of these adjustments on the bank's consolidated statement of income for the nine months ended September 30, 2002 was a decrease of $294,000 in net income and a $2,000,000 decrease in retained earnings for periods prior to year 2002.

     Retirement Plan Assumptions--To correct the discount rate and inflation rate assumptions utilized in the calculation of the projected benefit obligation to more closely conform to guidelines under GAAP. The effect of the retirement plan adjustments on the bank's consolidated statement of income for the nine months ended September 30, 2002 was a decrease in net income of $251,000 and a $1,407,000 increase in retained earnings for periods prior to year 2002.

     Residential Mortgage Loans--To appropriately charge against income previously deferred loan origination costs upon the securitization and sale of mortgage loans. In accordance with FASB Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," upon the origination of a residential mortgage loan, commissions paid to the residential mortgage loan origination sales staff is deferred in the statement of condition as an addition to the mortgage loan balance. Prior to the restatement, these deferred commissions were recorded in the statement of condition as an addition to Other Assets.

     During the period that the residential mortgage loan is outstanding, the deferred commission is amortized into the income statement over the estimated life of the loan as an adjustment to interest earned on the loan. Prior to the restatement, the amortization was recorded as an increase to Salaries Expense, the primary component of the deferred expense. When a residential mortgage loan is sold or securitized and sold, the unamortized balance of the deferred commissions is written off as an adjustment in the income statement to the gain recorded on the sale or securitization and sale of the residential mortgage loan. Prior to the restatement, the bank continued to amortize in the income statement the remaining unamortized balance of the deferred commissions, without any acceleration to reflect the sale of the underlying loan.

     The effect of these adjustments on the bank's consolidated statement of income for the nine months ended September 30, 2002 was a decrease in net income of $995,000, and a $139,000 decrease in retained earnings for periods prior to year 2002.

     Premises and Equipment Depreciation Expense--To appropriately depreciate assets purchased principally for new branch locations beginning at the time such locations opened for business. These assets were primarily purchased in years 2000 and 2001. The effect of this adjustment on the bank's consolidated statement of income for the nine months ended September 30, 2002 was a decrease of $707,000, to net income and a $805,000 decrease in retained earnings for periods prior to year 2002.

     Bonus Expense Accruals--To re-allocate expense accruals related to various bonus programs to assure that such amounts were charged to expense in the periods in which they were earned. The effect of this adjustment on the bank's consolidated statement of income for the nine months ended September 30, 2002 was a decrease of $536,000 to net income and a $335,000 increase in retained earnings for periods prior to year 2002.

     Deferred Income Taxes--To correct the deferred tax benefit recorded for periods prior to year 2002 related to nonqualified stock options. This adjustment resulted in a $1.0 million reduction in Additional Paid-In Capital and an increase of $1.0 million to Deferred Taxes and Other Liabilities.

     The table below presents a summary of the impact of restating the bank's consolidated statements of income, and cash flows for the nine months ended September 30, 2002, as well as certain reclassifications to conform with the current period's presentation.


STATEMENTS OF INCOME
                                                            NINE MONTHS ENDED
                                                           SEPTEMBER 30, 2002
                                                       -------------------------
                                                           AS
                                                       PREVIOUSLY
                                                        REPORTED     AS RESTATED
                                                       ----------    -----------
                                                           ($ IN THOUSANDS,
                                                       EXCEPT PER SHARE AMOUNTS)
Interest and fees on loans ..........................  $  100,785    $   99,525
Total interest income ...............................     168,605       167,345
Net interest income .................................      87,111        85,851
Net interest income after provision for loan losses .      86,211        84,951
Net gains on securities sales .......................      18,076         7,050
Gains on sales of loans .............................       3,087            --
Gains on sales of securitizations and loans .........          --        12,200
Other income ........................................         963           291
Total non-interest income ...........................      41,262        38,677
Salaries and wages ..................................      33,220            --
Salaries and employee benefits ......................          --        38,426
Pension and other employee benefits .................       9,880            --
Pension expense (income) ............................          --         4,751
Occupancy expense, net of rental income .............       9,531        10,200
Furniture and equipment expense .....................       5,615         6,141
Outside data processing services ....................          --         4,308
Other real estate owned expenses, net ...............          --           217
Other expenses ......................................      21,967        17,303
Total non-interest expense ..........................      80,213        81,346
Income before provision for income taxes ............      47,260        42,282
Provision for income taxes ..........................      13,780        11,747
Net income ..........................................      33,480        30,535
Earnings per common share:
   Basic ............................................       $1.82         $1.66
   Diluted ..........................................        1.75          1.63
Weighted average shares outstanding:
   Basic ............................................  18,404,266    18,404,266
   Diluted ..........................................  19,091,063    18,711,936

STATEMENTS OF CASH FLOWS
                                                           NINE MONTHS ENDED
                                                           SEPTEMBER 30, 2002
                                                       -------------------------
                                                           AS
                                                       PREVIOUSLY
                                                        REPORTED     AS RESTATED
                                                       ----------    ----------
                                                          ($ IN THOUSANDS)

CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:
Net Income ..........................................  $   33,480    $   30,535
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
Pension valuation adjustment ........................       3,586            --
Pension expense (income) ............................          --         4,751
Net realized gains on securities sales ..............     (18,076)       (7,050)
Depreciation, amortization and other provisions .....       8,450         6,367
Gains on sales of other real estate .................        (536)           --
Amortization of debt security premium (discount)--
Available for sale ..................................          --         4,358
Held to maturity ....................................          --           149
Gains on sales of loans .............................      (3,087)           --
Gains on sales of securitizations and loans .........          --       (12,200)
Increase in deferred taxes and other liabilities ....      18,238         5,015
(Increase) in other assets ..........................     (29,912)      (18,706)
Net cash provided by operating activities ...........       6,841        11,124
Cash (Used In) Provided By Investing Activities:
Proceeds from sales of securities available for sale      658,038       647,012
Proceeds from maturities or calls of securities--
Available for sale ..................................   1,343,853       851,673
Purchases of securities--
Available for sale ..................................  (2,317,249)   (1,829,427)
Held to maturity ....................................      (9,828)       (9,979)
Proceeds from loan sales ............................     166,098            --
Net (increase) in loans .............................    (163,840)     (468,123)
Proceeds from sales of securitizations and loans ....          --       480,951
Purchases of premises and equipment, net ............     (13,213)       (8,730)
Net cash (used in) investing activities .............    (121,705)     (123,889)
Cash Provided By (Used in) Financing Activities:
Net (decrease) in securities sold under agreements
  to repurchase and other borrowings ................     (88,815)      (90,914)
Net cash provided by financing activities ...........     209,730       207,631

                                                                      APPENDIX A


                       AMENDED AND RESTATED AGREEMENT AND
                        PLAN OF ACQUISITION AND EXCHANGE


     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF ACQUISITION AND EXCHANGE dated as of the 5th day of August, 2003 (this "RESTATED AGREEMENT"), is made by and between The Trust Company of New Jersey, located at 35 Journal Square, Jersey City, New Jersey 07306, the participating bank (the "BANK"), and Trustcompany Bancorp, located at 35 Journal Square, Jersey City, New Jersey 07306, the acquiring corporation (the "HOLDING COMPANY").

                              W I T N E S S E T H:

     WHEREAS, the Bank is a state bank duly organized under The Banking Act of 1948, as amended, being Chapter 9A of Title 17 of the New Jersey Statutes Annotated, and has its principal office and place of business in Jersey City, Hudson County, New Jersey; and

     WHEREAS, on June 30, 2003, the Bank had outstanding capital stock of $36,644,308 divided into 18,322,154 shares of common stock, par value $2.00 per share ("BANK COMMON STOCK"), surplus of $28,242,227 and undivided profits of $183,928,636; and

     WHEREAS, the Holding Company is a corporation duly organized under the laws of the State of New Jersey, having its principal place of business in Jersey City, Hudson County, New Jersey, and as of the effective date of the exchange the Holding Company will have authorized 72,000,000 shares of common stock, par value $2.00 per share ("HOLDING COMPANY COMMON STOCK"); and

     WHEREAS, the Bank and the Holding Company entered into an Agreement and Plan of Acquisition and Exchange dated as of the 25th day of September, 2002 (the "ORIGINAL AGREEMENT") pursuant to which the Holding Company would issue shares of its authorized and theretofore unissued common stock which the shareholders of the Bank were entitled to receive as provided for therein; and

     WHEREAS, the Original Agreement is being hereby amended and restated to update and clarify certain technical matters set forth herein; and

     WHEREAS, a majority of the entire Board of Directors of the Bank and a majority of the entire Board of Directors of the Holding Company, respectively, have approved this Restated Agreement as the definitive Agreement and Plan of Acquisition and Exchange superseding all prior agreements in their entirety and authorized its execution; and

     WHEREAS, from and after the time the exchange becomes effective and as and when required by the provisions of this Restated Agreement, the Holding Company will issue shares of its authorized and heretofore unissued common stock which the shareholders of the Bank shall be entitled to receive as hereinafter provided, and the Bank shall have formed the Holding Company as its own bank holding company;

     NOW, THEREFORE, in consideration of these premises, the Bank and the Holding Company hereby enter into this Restated Agreement and subscribe to the terms and conditions of the exchange of all the issued and outstanding shares of stock of the Bank for shares of stock of the Holding Company to be issued, and the mode of carrying it into effect as follows:

                  ARTICLE I. EFFECT OF ACQUISITION AND EXCHANGE


     SECTION 1.01. GOVERNING STATUTES. At the time when the acquisition and exchange transactions contemplated by this Restated Agreement (the "ACQUISITION AND EXCHANGE") shall become effective in accordance with Article V (the "EFFECTIVE DATE"), all the issued and outstanding shares of Bank Common Stock shall be converted into and exchanged for shares of Holding Company Common Stock, pursuant to the provisions of and with the effect provided in N.J.S.A. ss.17:9A-355 through 359, as amended. As a result of the Acquisition and Exchange, the Holding Company shall become the sole shareholder of the Bank. The Holding Company is a new corporation formed for the purpose of acquiring the Bank. The Holding Company owns no stock of any other bank.


                ARTICLE II. TERMS OF THE ACQUISITION AND EXCHANGE

     SECTION 2.01. NAME AND OFFICES OF THE BANK. Upon the Effective Date, the name of the Bank shall remain THE TRUST COMPANY OF NEW JERSEY and the head office and established and authorized branches of the Bank shall remain as such.

     SECTION 2.02. DIRECTORS. Upon the Effective Date, all of the members of the Board of Directors of the Bank shall continue to be Directors of the Bank. Such Directors shall serve until the next annual meeting of the shareholders. A vote by the shareholders of the Bank in favor of this Restated Agreement shall be deemed to be a vote in favor of the election of the Directors of the Bank to serve as the Directors of the Holding Company. The Directors of the Holding Company shall be as set forth in the Holding Company's Amended and Restated Certificate of Incorporation, a copy of which is annexed hereto as ANNEX I.

     SECTION 2.03. OFFICERS. Upon the Effective Date, the officers of the Bank shall consist of all the persons who are officers of the Bank immediately prior to the Effective Date.

     SECTION 2.04. CERTIFICATES OF INCORPORATION. Upon the Effective Date, the Certificate of Incorporation of the Bank and all amendments thereto, and the Amended and Restated Certificate of Incorporation of the Holding Company, a copy of which is attached hereto as ANNEX I, shall be as they exist immediately prior to the Effective Date, except that Article I, Corporate Name, of the Bank's Restated Certificate of Incorporation shall be amended to read "The name of the bank is TRUSTCOMPANY BANK", and all references to The Trust Company of New Jersey shall be amended to be references to Trustcompany Bank, until the same shall be altered, amended, or repealed in accordance with law.

     SECTION 2.05. BYLAWS. Upon the Effective Date, the Bylaws of the Bank and all amendments thereto, and the Bylaws of the Holding Company, shall be as they exist immediately prior to the Effective Date until the same shall be altered, amended, or repealed as therein provided.

     SECTION 2.06. CAPITAL OF THE BANK. The amount and number of shares of the authorized capital stock of the Bank, and the par value thereof, outstanding immediately before the Effective Date shall remain the same after the Effective Date, with the effect that the amount and number of shares of the capital stock of the Bank outstanding upon completion of the Acquisition and Exchange shall be equal to the amount and number of shares of the capital stock of the Bank outstanding immediately before the Acquisition and Exchange. No preferred stock of the Holding Company or the Bank is to be issued in connection with the Acquisition and Exchange. The Surplus Account and the Undivided Profits Account of the Bank as they exist immediately before the Effective Date shall remain the same after the Effective Date.


     SECTION 2.07. EXCHANGE OF SHARES. Except for shareholders of the Bank who dissent from this Restated Agreement pursuant to N.J.S.A. ss.17:9A-360 (as set forth in Section 2.11 of this Restated Agreement) (the "DISSENTING SHAREHOLDERS"), upon and by reason of the Acquisition and Exchange becoming effective, no cash shall be allocated to the shareholders of the Bank or to any other person, firm or corporation, and stock shall be allocated as follows:


     (a) to the Holding Company, there shall be allocated all the capital stock of the Bank; and

     (b) to shareholders of the Bank of record at the time the Acquisition and Exchange becomes effective, there shall be allocated such amount and such number of shares of Holding Company Common Stock, as shall be equal to (x) the number of shares of Bank Common Stock outstanding immediately before the Acquisition and Exchange minus (y) the number of shares of Bank Common Stock held of record by the Dissenting
          Shareholders immediately prior to the Acquisition and Exchange becoming effective, such allocation to be made on the basis of one share of Holding Company Common Stock for each one share of Bank Common Stock held of record on the Effective Date.


     SECTION 2.08. EFFECT OF ACQUISITION AND EXCHANGE. After the Acquisition and Exchange, each shareholder of Bank Common Stock shall cease to be a shareholder of the Bank and the ownership of all shares of the issued and outstanding stock of the Bank, except for shares the payment of the value of which is required to be made under N.J.S.A. ss.17:9A-360 ("DISSENTING SHARES"), shall thereupon vest in the Holding Company as the acquiring person automatically, without any physical transfer or deposit of shares. All dissenting shares shall be considered authorized but no longer outstanding shares of the Bank, but upon payment by the Holding Company of the value thereof pursuant to N.J.S.A. ss.17:9A-360, such dissenting shares shall vest in the Holding Company as the acquiring person automatically. The outstanding certificates representing dissenting shares of Bank Common Stock shall immediately be transferred to the Holding Company and be properly endorsed to reflect the ownership thereof by the Holding Company and shall be considered authorized and outstanding shares of the Bank.


     SECTION 2.09. EFFECT ON STOCK OPTION PLANS. Upon the Effective Date, the Holding Company shall adopt and assume the Bank's 1993 Incentive Stock Option Plan and 1993 Executive Stock Option Plan, if such plans are in effect as of the Effective Date, and the Bank's 2000 Non-employee Director Stock Option Plan, 2002 Stock Option Plan, and 2002 Executive Stock Option Plan (collectively, the "OPTION PLANS"), including (i) all of the Bank's obligations with respect to any outstanding options and stock appreciation rights granted pursuant to the Option Plans; (ii) the ability to issue options and issue stock appreciation rights in respect of shares of common stock reserved for issuance under the Option Plans (e.g., the Holding Company shall have the ability to issue options to purchase shares of Holding Company Common Stock under each Option Plan, up to the number of shares of reserved Bank Common Stock remaining under each Option Plan at the time of the Acquisition and Exchange, upon the other terms and conditions set forth in each Option Plan); and (iii) the administration of the Option Plans. Upon the Effective Date, (i) all outstanding options to purchase Bank Common Stock granted pursuant to the Option Plans prior to the Acquisition and Exchange (the "BANK OPTIONS") will become options to purchase the same number of shares of Holding Company Common Stock with the same terms, conditions and exercise price as the corresponding Bank Options; and (ii) all stock appreciation rights with respect to shares of Bank Common Stock granted pursuant to the 1993 Executive Option Plan and the 2002 Executive Option Plan prior to the Acquisition and Exchange (the "BANK SARs") will become stock appreciation rights with respect to the same number of shares of Holding Company Common Stock with the same terms, conditions and exercise price as the corresponding Bank SARs.

     SECTION 2.10. EXCHANGE OF CERTIFICATES. Effective as of the Effective Date, each share of the capital stock of the Bank shall, IPSO FACTO and without any action on the part of the holder thereof or any physical transfer, become and be converted into one share of Holding Company Common Stock, and outstanding certificates representing shares of Bank Common Stock shall thereafter represent shares of Holding Company Common Stock. In connection with the exchange of the issued and outstanding shares of Bank Common Stock for shares of Holding Company Common Stock, it shall not be necessary for holders of Bank Common Stock, other than Dissenting Shareholders, to exchange their existing certificates for certificates representing Holding Company Common Stock. After the Effective Date, as outstanding certificates of Bank Common Stock are presented for transfer or upon the request of any holder of certificates of Bank Common Stock, new certificates of the Holding Company shall be issued by the registrar and transfer agent for Bank Common Stock. Any stock certificate presented for transfer to a name other than that in which the surrendered certificate is registered must be properly endorsed and otherwise in proper form for transfer and accompanied by evidence of payment of any applicable stock transfer or other taxes.


     SECTION 2.11. DISSENTING SHAREHOLDERS. Any shareholder of the Bank who dissents from this Restated Agreement shall have the rights of a "dissenting stockholder" as set forth in N.J.S.A. ss.17:9A-360 and must follow the procedure established in N.J.S.A. ss.17:9A-360 as herein set forth.

     N.J.S.A.   ss.17:9A-360  "Notice  of  Dissent;   `dissenting  stockholders'
defined" states the following:

     1. Any stockholder of a participating bank electing to dissent from the plan of acquisition may do so by filing with the participating bank of which he is a stockholder, a written notice of such dissent, stating that he intends to demand payment for his shares if the plan of acquisition becomes effective. Such dissent shall be filed before the taking of the vote of the stockholders on the plan of acquisition pursuant to [N.J.S.A. ss.17:9A-359].


     2. Within 10 days after the date on which the plan of acquisition is approved by stockholders of a participating bank as provided in [N.J.S.A. ss.17:9A-359], such bank shall give notice of such approval by certified mail to each stockholder who has filed written notice of dissent pursuant to subsection (1) of this section [N.J.S.A. ss.17:9A-360], except any who voted for or consented in writing to such plan of acquisition.


     3. Within 20 days after the mailing of such notice, any stockholder to whom the participating bank was required to give such notice, may make written demand on the participating bank for the payment of the fair value of his shares. A stockholder who makes a demand pursuant to this subsection (3) is hereafter in this act referred to as a "dissenting stockholder." Upon making such demand, the dissenting stockholder shall cease to have any rights of a stockholder except the right to be paid the fair value of his shares and any other rights of a dissenting stockholder under this act.


     4. Not later than 20 days after demanding payment for his shares pursuant to this section [N.J.S.A.ss.17:9A-360], the stockholder shall submit the certificate or certificates representing such shares to the participating bank of which he is a stockholder for notation thereon that such demand has been made, whereupon such certificate or certificates shall be returned to him. If shares represented by a certificate on which such notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights other than those which the original dissenting stockholder had after making a demand for payment of the fair value thereof.


     5. A stockholder may not dissent as to less than all of the shares owned beneficially by him. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner.

                      ARTICLE III. CONDITIONS AND CONSENTS


     SECTION 3.01. SHAREHOLDER APPROVAL. This Restated Agreement shall be submitted to the shareholders of the Bank for approval at a meeting to be called and held in accordance with the applicable provisions of law, specifically N.J.S.A. ss.17:9A-359, and the Certificate of Incorporation and Bylaws of the Bank. The Bank and the Holding Company shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise, necessary for consummation of the Acquisition and Exchange at the times provided herein.


     SECTION 3.02. CONDITIONS. Effectuation of the Acquisition and Exchange is conditioned upon:

     (a) procurement of all consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the Acquisition and Exchange, specifically the approval of the Commissioner of Banking for the State of New Jersey and any necessary approval or non-objection of the Federal Reserve Board and the expiration of any applicable waiting or notice periods;

     (b) approval of this Restated Agreement by the vote of the shareholders of the Bank as required by law; and

     (c) prior to the vote of the shareholders of the Bank, shareholders of the Bank owning no more than a total of 100,000 shares of Bank Common Stock shall have filed written notice of dissent.

                            ARTICLE IV. TERMINATION

     SECTION 4.01. EVENTS OF TERMINATION. This Restated Agreement may be terminated at any time before the Effective Date upon the occurrence of any of the following:

     (a) any action, suit, proceeding or claim has been instituted, made, pursued, or threatened relating to the proposed Acquisition and Exchange which shall make consummation of the Acquisition and Exchange inadvisable or impracticable in the sole discretion of the Board of Directors of the Bank;

     (b) any action, consent or approval, governmental or otherwise, which is or may be necessary to consummate the Acquisition and Exchange, shall not have been obtained by January 31, 2004;

     (c) the transaction contemplated by this Restated Agreement shall not have been consummated by March 15, 2004; or

     (d) for any other reason consummation of the Acquisition and Exchange is inadvisable in the opinion of the Board of Directors of the Bank.

     SECTION 4.02. MANNER OF TERMINATION. Upon the occurrence of any events set forth in Section 4.01, this Restated Agreement may be terminated by the unilateral action of the Board of Directors of either the Bank or the Holding Company prior to the Effective Date, by giving written notice of the basis of termination to the Holding Company or the Bank, at its principal office address and directed to the attention of the respective President thereof. Such termination shall be effective upon receipt.

     SECTION 4.03. EFFECT OF TERMINATION. Upon termination by written notice as provided in this Article IV, this Restated Agreement shall be void and of no further effect, and there shall be no liability by reason of this Restated Agreement or the termination thereof on the part of either the Bank, the Holding Company or the directors, officers, employees, agents or shareholders of either of them.

              ARTICLE V. EFFECTIVENESS OF ACQUISITION AND EXCHANGE

     SECTION 5.01. EFFECTIVENESS OF ACQUISITION AND EXCHANGE. Subject to the terms and upon satisfaction of the requirements of law and the conditions specified in this Restated Agreement, including among other conditions, the affirmative approval by the shareholders of the Bank as required by law, and receipt of the requisite approvals or non-objections of the Commissioner of Banking of the State of New Jersey and the Federal Reserve Board and the expiration of any required waiting or notice periods, the Acquisition and Exchange shall become effective upon the filing in the office of the Commissioner of Banking of the State of New Jersey of a certificate by either the president or vice-president of both the Bank and the Holding Company certifying as to such approval.

                            ARTICLE VI. MISCELLANEOUS

     SECTION 6.01. EXPENSES. If the Acquisition and Exchange becomes effective, the Bank and the Holding Company shall each pay their own expenses, if any, incurred in the proposed transaction. If the Acquisition and Exchange does not become effective, the Bank shall pay all expenses associated with the transaction proposed herein.

     SECTION  6.02.  BINDING  NATURE;  ASSIGNMENT.  The parties  agree that this
Restated Agreement shall be binding upon them and their respective estates, heirs, executors, administrators, personal representatives, successors and assigns. Except as otherwise provided herein, this Restated Agreement may not be assigned without the written consent of the parties hereto, and any attempted assignment shall be null and void.

     SECTION 6.03. NO THIRD-PARTY RIGHTS. This Restated Agreement shall be for the sole benefit of the parties to this Restated Agreement and their respective successors, assigns and legal representatives and is not intended, nor will be construed, to give any person, other than the parties hereto and their respective successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

     SECTION 6.04. AMENDMENT, MODIFICATION AND WAIVER. This Restated Agreement may not be changed orally. This Restated Agreement may only be changed by an agreement in writing, signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

     SECTION 6.05. GOVERNING LAW. This Restated Agreement shall be governed by and construed in accordance with the internal laws of the state of New Jersey applicable to agreements made and to be performed entirely in such state, without giving effect to the conflict or choice of law principles thereof.

     SECTION 6.06. CONSTRUCTION. As used in this Restated Agreement, unless the context otherwise requires (i) references to "Articles" and "Sections" are to articles and sections of this Restated Agreement, (ii) "hereof", "hereunder", and similar terms refer to this Restated Agreement in its entirety and not to any particular part of this Restated Agreement, (iii) references to any gender include references to all genders, (iv) the singular form of nouns and pronouns shall include the plural, and vice-versa, (v) "including" means including without limitation, and (vi) headings of the various articles or sections are for convenience of reference only, and shall not in any way affect the meaning or interpretation of this Restated Agreement.

     SECTION 6.07. SEVERABILITY. In the event that any court of competent jurisdiction shall determine that any one or more of the provisions contained in this Restated Agreement shall be unenforceable in any respect, then such provision shall be deemed limited and restricted to the extent that the court shall deem the provision to be enforceable. The invalidity or unenforceability of any provision of this Restated Agreement shall not affect the validity or enforceability of any other provision hereof.


                             SIGNATURE PAGE FOLLOWS

     IN WITNESS WHEREOF, the Bank and the Holding Company have caused this Amended and Restated Agreement and Plan of Acquisition and Exchange to be executed and attested in counterparts by their duly authorized officers and directors, and their corporate seals to be hereunto affixed as of the day and year first above written.


ATTEST:                             THE TRUST COMPANY OF NEW JERSEY


/s/ Sharon V. Weiner                By:  /s/ Alan J. Wilzig
----------------------------------       ---------------------------------------
Sharon V. Weiner, Secretary              Name: Alan J. Wilzig
                                         Title: Chairman of the Board, President
                                                and Chief Executive Officer


ATTEST:                             TRUST COMPANY BANCORP


/s/ Sharon V. Weiner                By:  /s/ Alan J. Wilzig
----------------------------------       ---------------------------------------
Sharon V. Weiner, Secretary              Name: Alan J. Wilzig
                                         Title: Chairman of the Board, President
                                                and Chief Executive Officer

                                     ANNEX I


      AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF HOLDING COMPANY

     See Appendix C to the proxy statement-prospectus.

                                                                      APPENDIX B


                         DISSENTER AND APPRAISAL RIGHTS


     ss.17:9A-360. NOTICE OF DISSENT; "DISSENTING STOCKHOLDER" DEFINED


     (1) Any stockholder of a participating bank electing to dissent from the plan of acquisition may do so by filing with the participating bank of which he is a stockholder, a written notice of such dissent, stating that he intends to demand payment for his shares if the plan of acquisition becomes effective. Such dissent shall be filed before the taking of the vote of the stockholders on the plan of acquisition pursuant to section 5.

     (2) Within 10 days after the date on which the plan of acquisition is approved by stockholders of a participating bank as provided in section 5 hereof, such bank shall give notice of such approval by certified mail to each stockholder who has filed written notice of dissent pursuant to subsection (1) of this section, except any who voted for or consented in writing to such plan of acquisition.

     (3) Within 20 days after the mailing of such notice, any stockholder to whom the participating bank was required to give such notice, may make written demand on the participating bank for the payment of the fair value of his shares. A stockholder who makes a demand pursuant to this subsection (3) is hereafter in this act referred to as a "dissenting stockholder." Upon making such demand, the dissenting stockholder shall cease to have any rights of a stockholder except the right to be paid the fair value of his shares and any other rights of a dissenting stockholder under this act.

     (4) Not later than 20 days after demanding payment for his shares pursuant to this section, the stockholder shall submit the certificate or certificates representing such shares to the participating bank of which he is a stockholder for notation thereon that such demand has been made, whereupon such certificate or certificates shall be returned to him. If shares represented by a certificate on which such notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights other than those which the original dissenting stockholder had after making a demand for payment of the fair value thereof.

     (5) A stockholder may not dissent as to less than all of the shares owned beneficially by him. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner.


     ss.17:9A-361. VALUATION DATE OF FAIR VALUE


     For the purposes of this act, the fair value of the shares of a participating bank shall be determined as of the day before the day on which the vote of stockholders of such bank was taken as provided in section 5. In determining fair value, there shall be excluded any appreciation or depreciation in value resulting from the consummation of the plan of acquisition.


     ss.17:9A-362. TERMINATION OF RIGHT OF STOCKHOLDER TO BE PAID THE FAIR VALUE OF HIS SHARES


     (1) The right of a dissenting stockholder to be paid the fair value of his shares shall cease if

     (a) He has failed to present his certificates for notation as provided by subsection (4) of section 6, unless a court having jurisdiction, for good and sufficient cause shown, shall otherwise direct;

     (b) His demand for payment is withdrawn with the written consent of the participating bank;

     (c) The fair value of the shares is not agreed upon as provided in this act, and no action for the determination of fair value by the Superior Court is commenced within the time provided in this act;

     (d) The Superior Court determines that the stockholder is not entitled to payment for his shares;

     (e) The plan of acquisition of shares is abandoned, rescinded, or otherwise terminated in respect to the participating bank of which he is a stockholder; or

     (f) A court having jurisdiction permanently enjoins or sets aside the acquisition of shares.

     (2) In any case provided for in subsection (1) of this section the rights of the dissenting stockholder as a stockholder shall be reinstated as of the date of the making of a demand for payment pursuant to section 6 without prejudice to any corporate action which has taken place during the interim period. In such event, he shall be entitled to any intervening pre-emptive rights and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the participating bank, the fair value thereof in cash as of the time of such expiration or completion.


     ss.17:9A-363. RIGHTS OF DISSENTING STOCKHOLDER


     (1) A dissenting stockholder may not withdraw his demand for payment of the fair value of his shares without the written consent of the participating bank.

     (2) The enforcement by a dissenting stockholder of his right to receive payment for his shares shall exclude the enforcement by such dissenting stockholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subsection (2) of section 8 and except that this subsection shall not exclude the right of such dissenting stockholder to bring or maintain an appropriate action to obtain relief on the ground that consummation of the plan of acquisition will be or is ultra vires, unlawful or fraudulent as to such dissenting stockholder.


     ss.17:9A-364. DETERMINATION OF FAIR VALUE BY AGREEMENT


     (1) Within 10 days after the expiration of the period within which stockholders may make written demand to be paid the fair value of their shares, or within 10 days after the plan of acquisition becomes effective, whichever is later, the participating bank shall mail to each dissenting stockholder the balance sheet and the surplus statement of the participating bank as of the latest available date, which shall not be earlier than 12 months prior to the making of the offer of payment hereinafter referred to in this subsection, and a profit and loss statement or statements for not less than a 12-month period ended on the date of such balance sheet or, if the participating bank was not in existence for such 12-month period, for the portion thereof during which it was in existence. The participating bank may accompany such mailing with a written offer to pay each dissenting stockholder for his shares at a specified price deemed by such bank to be the fair value thereof. Such offer shall be made at the same price per share to all dissenting stockholders of the same class, or, if divided into series, of the same series.

     (2) If, not later than 30 days after the expiration of the 10-day period limited by subsection (1) of this section, the fair value of the shares is agreed upon between any dissenting stockholder and the participating bank, payment therefor shall be made upon surrender of the certificate or certificates representing such shares.


     ss.17:9A-365. PROCEDURE ON FAILURE TO AGREE UPON FAIR VALUE; COMMENCEMENT OF ACTION TO DETERMINE FAIR VALUE


     (1) If the fair value of the shares is not agreed upon within the 30-day period limited by subsection (2) of section 10, the dissenting stockholder may serve upon the participating bank a written demand that it commence an action in the Superior Court for the determination of such fair value. Such demand shall be served not later than 30 days after the expiration of the 30-day period so limited and such action shall be commenced by the participating bank not later than 30 days after receipt by such bank of such demand, but nothing herein shall prevent such bank from commencing such action at any earlier time.

     (2) If a participating bank fails to commence the action as provided in subsection (1) of this section a dissenting stockholder may do so in the name of such bank, not later than 60 days after the expiration of the time limited by subsection (1) of this section in which such bank may commence such an action.


     ss.17:9A-366. ACTION TO DETERMINE FAIR VALUE; JURISDICTION OF COURT; APPOINTMENT OF APPRAISER


     In any action to determine the fair value of shares pursuant to this act:

     (a) The Superior Court shall have jurisdiction and may proceed in the action in a summary manner or otherwise;

     (b) All dissenting stockholders, wherever residing, except those who have agreed with the participating bank upon the price to be paid for their shares, shall be made parties thereto as an action against their shares quasi in rem;

     (c) The court in its discretion may appoint an appraiser to receive evidence and report to the court on the question of fair value, who shall have such power and authority as shall be specified in the order of his appointment; and

     (d) The court shall render judgment against the participating bank and in favor of each stockholder who is a party to the action for the amount of the fair value of his shares.


     ss.17:9A-367. JUDGMENT IN ACTION TO DETERMINE FAIR VALUE


     (1) A judgment for the payment of the fair value of shares shall be payable upon surrender to the participating bank of the certificate or certificates representing such shares.

     (2) The judgment shall include an allowance for interest at such rate as the court finds to be equitable, from the day of the meeting of stockholders of the participating bank at which the plan of acquisition was approved to the day of payment. If the court finds that the refusal of any dissenting stockholder to accept any offer of payment made by the participating bank under section 10 was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.


     ss.17:9A-368. COSTS AND EXPENSES OF ACTION


     The costs and expenses of bringing an action pursuant to section 11 shall be determined by the court and shall be apportioned and assessed as the court may find equitable upon the parties or any of them. Such expenses shall include reasonable compensation for and reasonable expenses of the appraiser, if any, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the court finds that the offer of payment made by the participating bank under section 10 was not made in good faith, or if no such offer was made, the court in its discretion may award to any dissenting stockholder who is a party to the action reasonable fees and expenses of his counsel and of any experts employed by the dissenting stockholder.


     ss.17:9A-369. DISPOSITION OF SHARES


     Upon payment for shares pursuant to subsection (2) of section 10, or upon payment of a judgment pursuant to subsection (1) of section 13, the participating bank making such payment shall acquire all the right, title and interest in and to such shares, notwithstanding any other provision of law. Shares so acquired by the participating bank shall be disposed of as a stock dividend as provided by section 212 of the Banking Act of 1948, P.L.1948, chapter 67.

                                                                      APPENDIX C



                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                              TRUSTCOMPANY BANCORP
                          PURSUANT TO N.J.S. 14A:9-5(4)
                          DATED AS OF NOVEMBER 17, 2003


     The undersigned corporation certifies that it has adopted the following amended and restated certificate of incorporation:

                                   ARTICLE I
                                 CORPORATE NAME

     The name of the corporation is Trustcompany Bancorp.


                                   ARTICLE II

                                     PURPOSE

     The purpose for which this corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the New Jersey Business Corporation Act.


                                   ARTICLE III

                                  CAPITAL STOCK

     The corporation is authorized to issue eighty million (80,000,000) shares, divided into seventy-two million (72,000,000) shares of common stock, par value $2.00 per share, and eight million (8,000,000) shares of preferred stock, par value $2.00 per share.

     The preferred stock may be issued from time to time in one or more series. The Board of Directors of the corporation is hereby expressly authorized to provide, by resolution or resolutions duly adopted by it prior to issuance, for the creation of each such series and to fix the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to the shares of each such series. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determining the following:

     (a) the designation of such series, the number of shares to constitute such series and the stated value if different from the par value thereof;

     (b) whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

     (c) the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of preferred stock;

     (d) whether the shares of such series shall be subject to redemption either by the corporation or the holders thereof, and, if so, the times, prices and other conditions of such redemption;

     (e) the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the corporation;

     (f) whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and the manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relating to the operation thereof;

     (g) whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of Preferred Stock or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

     (h) the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the corporation of, the common stock or shares of stock of any other class or any other series of preferred stock;

     (i) the conditions or restrictions, if any, upon the creation of indebtedness of the corporation or upon the issue of any additional stock, including additional shares of such series or of any other series of preferred stock or of any other class; and

     (j) any other powers, preferences and relative, participating, optional and other specific rights, and any qualifications, limitations and restrictions, thereof.

     The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.


                                   ARTICLE IV

                           REGISTERED OFFICE AND AGENT

     The address of the corporation's current registered office is 35 Journal Square, Jersey City, New Jersey 07306; the name of the corporation's current registered agent at that address is Sharon Weiner, Esq.


                                    ARTICLE V

                      CLASSIFICATION OF BOARD OF DIRECTORS

     The directors of the corporation shall be divided into three classes with respect to term of office, each class to contain, as near as may be possible, one-third of the entire number of the Board, with the terms of office of one class expiring each successive year. Unless they are elected to fill vacancies, the directors in each class shall be elected to hold office until the third successive annual meeting of shareholders after their election and until their successors have been elected and qualified. At each annual meeting of shareholders, the directors of only one class shall be elected, except directors elected to fill vacancies.

                                   ARTICLE VI

                           CURRENT BOARD OF DIRECTORS


     The current board of directors consists of nine people whose names and addresses are as follows:


             NAME                                      ADDRESS
      ------------------                  --------------------------------

       Donald R. Brenner                         1011 Hudson Avenue
                                            Ridgefield, New Jersey 07657

       Lawrence R. Codey                c/o The Trust Company of New Jersey
                                                 35 Journal Square
                                            Jersey City, New Jersey 07306

        Alan J. Wilzig                  c/o The Trust Company of New Jersey
                                                 35 Journal Square
                                            Jersey City, New Jersey 07306

       Richard W. Kanter                      Miller Construction Co.
                                            921 Bergen Avenue Suite 904
                                            Jersey City, New Jersey 07306

     Dr. Martin J. Kaplitt                  277 Northern Blvd. Suite 318
                                             Great Neck, New York 11021

         Mark Kutsher                          Kutsher's Country Club
                                                    Kutsher Road
                                             Monticello, New York 12701

       Dr. Jerome Quint                 c/o The Trust Company of New Jersey
                                                35 Journal Square
                                          Jersey City, New Jersey 07306

         Marion Wiesel                  c/o The Trust Company of New Jersey
                                                 35 Journal Square
                                            Jersey City, New Jersey 07306


         Abraham Oster                  c/o The Trust Company of New Jersey
                                                 35 Journal Square
                                            Jersey City, New Jersey 07306



                                   ARTICLE VII

                     ACTION BY SHAREHOLDERS WITHOUT MEETING

     Except as otherwise  provided for or fixed  pursuant to the  provisions  of
Article III of this Amended and Restated Certificate of Incorporation relating to the rights of holders of any series of Preferred Stock and except as otherwise required by Section 14A:5-6(1) of the BCA, no action that is required or permitted to be taken by the shareholders of the corporation at any annual or special meeting of shareholders may be effected by written consent of shareholders in lieu of a meeting of shareholders.


                                  ARTICLE VIII

                                 INDEMNIFICATION


     Every person who is or was a director or officer of the corporation shall be indemnified and defended by the corporation to the fullest extent allowed by law, including the indemnification permitted by N.J.S. 14A:3-5(8), against all liabilities and expenses imposed upon or incurred by that person in connection with any proceeding in which that person may be made, or threatened to be made, a party, or in which that person may become involved by reason of that person being or having been a director or officer or of serving or having served in any capacity with any other enterprise at the request of the corporation, whether or not that person is a director or officer or continues to serve the other enterprise at the time the liabilities or expenses are imposed or incurred. During the pendency of any such proceeding, the corporation shall, to the fullest extent permitted by law, promptly advance expenses that are incurred, from time to time, by a director or officer in connection with the proceeding, subject to the receipt by the corporation of an undertaking as required by law. Notwithstanding anything herein contained to the contrary, any payments or advances under this Article VIII are subject to and conditioned upon the corporation's compliance with any applicable federal laws, and regulatory regulations promulgated thereunder, with respect to such payments or advances.


                                   ARTICLE IX

                   PERSONAL LIABILITY OF DIRECTORS OR OFFICERS

     A director or an officer of the corporation shall not be personally liable to the corporation or its shareholders for damages for the breach of any duty owed to the corporation or its shareholders except to the extent that an exemption from personal liability is not permitted by the New Jersey Business Corporation Act. No amendment to or repeal of this Article IX and no amendment, repeal or termination of effectiveness of any law permitting the exemption from liability provided for herein shall apply to or have any effect on the liability or alleged liability of any director or officer for or with respect to any acts or omissions of that director or officer occurring prior to the amendment, repeal or termination of effectiveness.


                                    ARTICLE X

                                   AMENDMENTS


     In addition to any affirmative vote required by applicable law, any alteration, amendment, repeal or rescission of Article V, Article VII, Article IX or this Article X of this Amended and Restated Certificate of Incorporation must be approved by either seventy-five percent (75%) of the entire board of directors or by the affirmative vote of the holders of seventy-five percent (75%) of the total votes eligible to be cast by the holders of all outstanding shares of capital stock entitled to vote thereon.


     IN WITNESS WHEREOF, the undersigned corporation has caused this amended and restated certificate to be executed on its behalf by its duly authorized officer as of the date first written above.


                                        TRUSTCOMPANY BANCORP


                                        By:  /s/ Alan J. Wilzig
                                             -----------------------------------
                                             Alan J. Wilzig, President

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Subsection (2) of Section 3-5, Title 14A of the New Jersey Business Corporation Act empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a corporate agent (i.e., a director, officer, employee or agent of the corporation or a director, officer, trustee, employee or agent of another related corporation or enterprise), against reasonable costs (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that such conduct was unlawful.

      Subsection (3) of Section 3-5 empowers a corporation to indemnify a corporate agent against reasonable costs (including attorneys' fees) incurred by him in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves such corporate agent by reason of the fact that he is or was a corporate agent if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct unless and only to the extent that the Superior Court of New Jersey or the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      Subsection (4) of Section 3-5 provides that to the extent that a corporate agent has been successful in the defense of any action, suit or proceeding referred to in subsections (2) and (3) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) incurred by him in connection therewith; Subsection (8) of Section 3-5 provides that indemnification provided for by Section 3-5 shall not be deemed exclusive of any rights to which the indemnified party may be entitled; and Subsection (9) of Section 3-5 empowers a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or expenses incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities and expenses under Section 3-5.

      The Registrant's Certificate of Incorporation contains the following provision regarding indemnification:

            "Every person who is or was a director or officer of the corporation shall be indemnified by the corporation to the fullest extent allowed by law, including the indemnification permitted by N.J.S. 14A:3-5(8), against all liabilities and expenses imposed upon or incurred by that person in connection with any proceeding in which that person may be made, or threatened to be made, a party, or in which that person may become involved by reason of that person being or having been a director or officer or of serving or having served in any capacity with any other enterprise at the request of the corporation, whether or not that person is a director or officer or continues to serve the other enterprise at the time the liabilities or expenses are imposed or incurred. During the pendency of any such proceeding, the corporation shall, to the fullest extent permitted by law, promptly advance expenses that are incurred, from time to time, by a director or officer in connection with the proceeding, subject to the receipt by the corporation of an undertaking as required by law."

      The Registrant's Certificate of Incorporation contains the following provision regarding certain limitations on the liability of directors and officers:

            "A director or an officer of the corporation shall not be personally liable to the corporation or its shareholders for damages for the breach of any duty owed to the corporation or its shareholders except to the extent that an exemption from personal liability is not permitted by the New Jersey Business Corporation Act. No amendment to or repeal of this Article IX and no amendment, repeal or termination of effectiveness of any law permitting the exemption from liability provided for herein shall apply to or have any effect on the liability or alleged liability of any director or officer for or with respect to any acts or omissions of that director or officer occurring prior to the amendment, repeal or termination of effectiveness."

      The Registrant is in the process of obtaining directors' and officers' liability insurance providing coverage of up to $25 million.

      In addition, Alan J. Wilzig, President, Chief Executive Officer and a director of the Registrant, has an employment agreement with the Registrant and Registrant's subsidiary that provides indemnification in certain situations, subject to the Registrant or such subsidiary having taken certain actions and the executive having met certain specified standards of conduct.

      See also the undertakings set forth in response to item 22 herein.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

      (a) LIST OF EXHIBITS (FILED HEREWITH UNLESS OTHERWISE NOTED).

Exhibit no.                             Description
-----------                             -----------



2.1 Amended and Restated Agreement and Plan of Acquisition and Exchange by and between The Trust Company of New Jersey and
               Trustcompany Bancorp (included as Appendix A to the Proxy Statement-Prospectus)
3.1            Amended and Restated Certificate of Incorporation of Trustcompany
               Bancorp    (included    as    Appendix    C    to    the    Proxy
               Statement-Prospectus)
3.2            Amended and Restated By-laws of Trustcompany Bancorp
3.3            Restated Certificate of Incorporation of The Trust Company of New
               Jersey*
3.4            Amended and Restated By-laws of The Trust Company of New Jersey*
4.1            Draft Stock Certificate of Trustcompany Bancorp*
5.1            Opinion of Lowenstein Sandler PC re: legality*
8.1            Opinion of Lowenstein Sandler PC re: tax matters (revised)*
10.1           1993 Incentive Stock Option Plan, as amended*
10.2           1993 Executive Stock Option Plan, as amended*
10.3           2002 Stock Option Plan*
10.4           2002 Executive Stock Option Plan*
10.5           2000 Non-employee Director Stock Option Plan*
10.6 Employment Agreement by and between The Trust Company of New Jersey and Siggi B. Wilzig (as amended)*
10.7 Employment Agreement by and among Trustcompany Bancorp, The Trust Company of New Jersey and Alan J. Wilzig*
10.7.1 Amendment No. 1 to employment agreement by and among Trustcompany Bancorp, The Trust Company of New Jersey and Alan J. Wilzig*
10.8 Employment Agreement by and among Trustcompany Bancorp, The Trust Company of New Jersey and William S. Burns*
16.1           Letter from Arthur Andersen LLP*
21.1           Subsidiaries of the Registrant*
23.1           Consent of  Lowenstein  Sandler PC  (included in Exhibits 5.1 and
               8.1 to this Registration Statement)*
23.2           Consent of KPMG LLP
24.1 Power of Attorney (appeared on the signature page of the Registration Statement as initially filed on October 1, 2002)*
99.1           Form of Proxy*


----------
* Previously filed.

      (b) FINANCIAL STATEMENT SCHEDULES.

      All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

ITEM 22. UNDERTAKINGS.

      The undersigned Registrant hereby undertakes as follows:

            (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

            (2) That every  prospectus  (i) that is filed  pursuant to paragraph
            (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

            (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

            (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES





      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to its Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey, on November 26, 2003.





                                         TRUSTCOMPANY BANCORP



                                         By: /s/ Alan J. Wilzig
                                             -----------------------------------
                                         Alan J. Wilzig
                                         Chairman, President and Chief Executive
                                         Officer




      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registrant's Registration Statement has been signed by the following persons in the capacities indicated on November 26, 2003.





         NAME                                          CAPACITY
         ----                                          --------


/s/ Alan J. Wilzig                      Chairman, President and Chief Executive
----------------------------------      Officer (Principal Executive Officer)
Alan J. Wilzig                          and Director



/s/ William S. Burns                    Executive Vice President and Chief
----------------------------------      Financial Officer (Principal Financial
William S. Burns                        Officer and Principal Accounting
                                        Officer)



/s/ Donald R. Brenner*                  Director
----------------------------------
Donald R. Brenner


/s/ Lawrence R. Codey*                  Director
----------------------------------
Lawrence R. Codey


/s/ Richard W. Kanter*                  Director
----------------------------------
Richard W. Kanter


/s/ Dr. Martin J. Kaplitt*              Director
----------------------------------
Dr. Martin J. Kaplitt

/s/ Mark Kutsher*                       Director
----------------------------------
Mark Kutsher



/s/ Abraham Oster                       Director
----------------------------------
Abraham Oster



/s/ Dr. Jerome Quint*                   Director
----------------------------------
Dr. Jerome Quint


/s/ Marion Wiesel*                      Director
----------------------------------
Marion Wiesel


*By /s/ Alan J. Wilzig
    ------------------------------
    Alan J. Wilzig, attorney-in-fact pursuant to power of attorney dated September 25, 2002.

                                  EXHIBIT INDEX

Exhibit no.                Description
-----------                -----------


    2.1 Amended and Restated Agreement and Plan of Acquisition and Exchange by and between The Trust Company of New Jersey and
               Trustcompany Bancorp (included as Appendix A to the Proxy Statement-Prospectus)
    3.1        Amended and Restated Certificate of Incorporation of Trustcompany
               Bancorp    (included    as    Appendix    C    to    the    Proxy
               Statement-Prospectus)
    3.2        Amended and Restated By-laws of Trustcompany Bancorp
    3.3        Restated Certificate of Incorporation of The Trust Company of New
               Jersey*
    3.4        Amended and Restated By-laws of The Trust Company of New Jersey*
    4.1        Draft Stock Certificate of Trustcompany Bancorp*
    5.1        Opinion of Lowenstein Sandler PC re: legality*
    8.1        Opinion of Lowenstein Sandler PC re: tax matters (revised)*
    10.1       1993 Incentive Stock Option Plan, as amended*
    10.2       1993 Executive Stock Option Plan, as amended*
    10.3       2002 Stock Option Plan*
    10.4       2002 Executive Stock Option Plan*
    10.5       2000 Non-employee Director Stock Option Plan*
    10.6 Employment Agreement by and between The Trust Company of New Jersey and Siggi B. Wilzig (as amended)*
    10.7 Employment Agreement by and among Trustcompany Bancorp, The Trust Company of New Jersey and Alan J. Wilzig*
    10.7.1 Amendment No. 1 to employment agreement by and among Trustcompany Bancorp, The Trust Company of New Jersey and Alan J. Wilzig*
    10.8 Employment Agreement by and among Trustcompany Bancorp, The Trust Company of New Jersey and William S. Burns*
    16.1       Letter from Arthur Andersen LLP*
    21.1       Subsidiaries of the Registrant*
    23.1       Consent of  Lowenstein  Sandler PC  (included in Exhibits 5.1 and
               8.1 to this Registration Statement)*
    23.2       Consent of KPMG LLP
    24.1 Power of Attorney (appeared on the signature page of the Registration Statement as initially filed on October 1, 2002)*
    99.1       Form of Proxy*


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* Previously filed.





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